Rogers Communications Inc.

2015 Annual Report

Igniting growth

ROGERS

Rogers Communications Inc.

2015 Annual Report

Igniting growth

At a glance highlights for 2015 Rogers Communications Inc. Rogers Communications (TSX: RCI; NYSE: RCI) is a diversified Canadian communications and media company. We report our results of operations in the four segments of Wireless, Cable, Business Solutions and Media. Operating revenue (In billions of dollars) 2015 13.4 2014 12.9 2013 12.7 Adjusted operating profit (In billions of dollars) 2015 5.0 2014 5.0 2013 5.0 Free cash flow (In billions of dollars) 2015 1.7 2014 1.4 2013 1.5 Annualized dividend rate at year end ($) 2015 $1.92 2014 $1.83 2013 $1.74 $13.4 Billion 2015 Operating revenue $13.4 Billion Wireless 56% Cable 26% Media 15% Business Solutions 3% Wireless Wireless is Canada’s largest provider of voice and data communications services. We provide these services to approximately 9.9 million customers under the Rogers, Fido, chatr and Mobilicity brands. We provide customers with the best and latest wireless devices, applications and leading network speeds. Our far-reaching LTE network covers approximately 93% of all Canadians. Our strategic spectrum investments position us well to provide the network connectivity, speed and reliability our customers have come to enjoy and expect. Wireless also provides seamless wireless roaming across the U.S. and more than 200 other countries and is the Canadian leader in the deployment of machine-to-machine communications and Internet of Things applications. Operating revenue (In billions of dollars) 2015 7.7 2014 7.3 2013 7.3 Adjusted operating profit (In billions of dollars) 2015 3.2 2014 3.2 2013 3.2 $7.7 Billion 2015 Operating revenue $7.7 Billion Network 90% Equipment 10%

Cable and Business Solutions

Operating revenue
(In billions of dollars)

2015	3.8
2014	3.8
2013	3.8

■ BUSINESS SOLUTIONS ■ CABLE

Adjusted operating profit
(In billions of dollars)

2015	1.8
2014	1.8
2013	1.8

■ BUSINESS SOLUTIONS ■ CABLE

$3.8
Billion

2015 Operating revenue
$3.8 Billion

Television 43%
Internet 35%
Phone 12%
Business Solutions 10%

Media

Operating revenue
(In billions of dollars)

2015	2.1
2014	1.8
2013	1.7

Adjusted operating profit
(In billions of dollars)

2015	0.17
2014	0.13
2013	0.16

$2.1
Billion

2015 Operating revenue
$2.1 Billion

Sports 52%
Broadcasting 26%
The Shopping Channel 13%
Publishing 9%

2015 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 1

Cable and Business Solutions Media Cable is a leading Canadian cable services provider whose Media is Canada’s premier destination for category-leading service territory covers approximately 4.2 million homes sports entertainment, digital media, television and radio in Ontario, New Brunswick and Newfoundland representing broadcasting and publishing properties. Media owns the approximately 31% of the total Canadian cable market. Toronto Blue Jays Baseball Club, the Rogers Centre, Our advanced digital hybrid fibre-coax network provides The Grand Slam of Curling and holds a 37.5% investment market-leading broadband Internet access speeds, a in Maple Leaf Sports & Entertainment, owner of the Toronto compelling selection of digital television and online viewing Maple Leafs, the Toronto Raptors and Toronto FC. Media and telephony services to millions of residential and small owns a suite of digital media properties, including Texture business customers. Together with Business Solutions, by Next Issue and a 50% interest in shomi, a streaming Cable also provides scalable carrier-grade business telecom, subscription video on demand (SVOD) service. Television networking, hosting and managed data services and IP assets include seven regional and national Sportsnet connectivity and solutions to small, medium and large channels, seven City stations, which reach approximately enterprise, government and carrier customers. 89% of Canadians, five OMNI Television multilingual channels as well as specialty channels FX, FXX, OLN and G4. Media also operates 51 Canadian radio stations, publishes more than 25 well known consumer and business magazines and owns The Shopping Channel, Canada’s only nationally televised and online shopping service. Operating revenue Adjusted operating profit Operating revenue Adjusted operating profit (In billions of dollars) (In billions of dollars) (In billions of dollars) (In billions of dollars) 2015 3.8 2015 1.8 2015 2.1 2015 0.17 2014 3.8 2014 1.8 2014 1.8 2014 0.13 2013 3.8 2013 1.8 2013 1.7 2013 0.16 BUSINESS SOLUTIONS CABLE BUSINESS SOLUTIONS CABLE 2015 Operating revenue 2015 Operating revenue $3.8 Billion $2.1 Billion $3.8 Television 43% $2.1 Sports 52% Internet 35% Broadcasting 26% Billion Phone 12% Billion The Shopping Channel 13% Business Solutions 10% Publishing 9% 2015 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 1

Financial Highlights 2015 FOR A DETAILED DISCUSSION OF OUR FINANCIAL AND OPERATING METRICS AND RESULTS, PLEASE SEE THE ACCOMPANYING MANAGEMENT’S DISCUSSION AND ANALYSIS LATER IN THIS REPORT. 2015 Consolidated Revenue and Adjusted Operating Profit Profile Operating revenue $13.4 Billion Wireless 56% Cable 26% Media 15% Business Solutions 3% Adjusted operating profit $5.0 Billion Wireless 63% Cable 32% Media 3% Business Solutions 2% (In millions of dollars, except margins, per share amounts, subscriber and employee data) 2015 2014 2013 2012 2011 Operating revenue 13,414 12,850 12,706 12,486 12,346 Adjusted operating profit 1 5,032 5,019 4,993 4,834 4,739 Adjusted operating profit margin 1 38% 39% 39% 39% 38% Free cash flow 1 1,676 1,437 1,548 1,649 1,874 Annualized dividend rate at year-end $1.92 $1.83 $1.74 $1.58 $1.42 Adjusted net income 1 1,490 1,532 1,769 1,781 1,736 Adjusted basic earnings per share 1 $2.89 $2.97 $3.43 $3.43 $3.20 Total assets 29,175 26,522 23,601 19,618 18,362 Return on assets 4.7% 5.1% 7.1% 8.6% 8.5% Long-term debt (includes current portion) 16,870 14,787 13,343 10,789 10,034 Shareholders’ equity 5,745 5,481 4,669 3,768 3,572 Wireless subscribers (000s) 9,877 9,450 9,503 9,437 9,335 Internet subscribers (000s) 2,048 2,011 1,961 1,864 1,793 Television subscribers (000s) 1,896 2,024 2,127 2,214 2,297 Phone subscribers (000s) 1,090 1,150 1,153 1,074 1,052 Number of employees (approximate) 26,000 27,000 28,000 27,000 29,000 1 For a definition of these measures (which are “Non-GAAP”) see “Non-GAAP Measures” in Management’s Discussion and Analysis. 2 ROGERS COMMUNICATIONS INC. 2015 ANNUAL REPORT

Delivering on Rogers 3.0 in 2015 The plan is to re-accelerate revenue growth in a sustainable way and continue the company’s track record of translating revenue into strong margins and free cash flow, a solid return on assets and ultimately increasing returns to shareholders. Be a Strong Canadian Growth Company • Grew revenue by 4% and free cash flow by 17% • In our largest segment, Wireless, we grew network revenue by 2%, the subscriber base by 5% and ARPA by 4% • In Internet, the growth engine of our Cable segment, we grew revenue by 8% and the subscriber base by 2% Focus on Innovation and Network Leadership • Grew our LTE geographic coverage 4 times and now reach 93% of the Canadian population on our own network • Launched IGNITE Gigabit Internet, which is expected to cover our entire footprint by the end of 2016, well ahead of the competition • Named Canada’s Fastest ISP and Fastest Mobile Network by Ookla, a global leader in broadband speed testing Deliver Compelling Content Everywhere • Delivered on our commitment to make Sports net the number one sports media brand in Canada • Launched Share Everything+ plans in Wireless, allowing customers to choose from three content experiences: Texture by Next Issue, shomi or Spotify Premium Overhaul the Customer Experience • Showed the biggest improvement amongst our primary competitors in reducing customer complaints to the Commissioner for Complaints for Telecommunications Services (CCTS), with complaints down 26% • Reduced the number of times our customers needed to contact us by 13% Invest in and Develop Our People • Established a national on boarding program for new employees • Created a Retail Academy for front-line leader sand a manager leadership development program • Recognized as one of Canada’s Top 100 Employers Drive Growth in the Business Market • Consolidated a strong portfolio of assets into a single enterprise business • Introduced the first in a series of “leapfrog“technologies with the launch of managed Wi-Fi services and cloud-managed cybersecurity services Go to Market as One Rogers • Launched Rogers 4K TV and made North America’s largest commitment to broadcasting in 4K, leveraging our robust fibre-coax network and sports content portfolio 2015 Achievements Against Guidance 1 (In millions of dollars) 2015 2015 GUIDANCE ACTUALS ACHIEVEMENT Consolidated Adjusted operating profit 2 5,020 to 5,175 5,032 ? Additions to property, plant and equipment 2,350 to 2,450 2,440 ? Free cash flow 2 1,525 to 1,675 1,676 ? ? 1 Should be read in conjunction with the accompanying Management’s Discussion and Analysis later in this report. ? Achieved ? ? Exceeded 2 For a definition of these measures (which are “Non-GAAP”) see “Non-GAAP Measures” in Management’s Discussion and Analysis. Contents 4 A message from the President and CEO of Rogers Communications Inc. 12 Good Corporate Citizenship 14 Corporate Governance 16 Senior Executive Officers of Rogers Communications Inc. 17 Directors of Rogers Communications Inc. 18 We Aspire 20 Management’s Discussion and Analysis 89 Consolidated Financial Statements 89 Management’s Responsibility for Financial Reporting 90 Report of Independent Registered Public Accounting Firm 92 Consolidated Statements of Income 93 Consolidated Statements of Comprehensive Income 94 Consolidated Statements of Financial Position 95 Consolidated Statements of Changes in Shareholders’ Equity 96 Consolidated Statements of Cash Flows 97 Notes to Consolidated Financial Statements 140 Glossary of Selected Industry Terms and Helpful Links 142 Corporate and Shareholder Information 2015 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 3

Overall, 2015 was a busy and productive year. We introduced a number of innovative propositions that saw us attract and retain more high value customers. We also made meaningful progress on the customer experience front and expanded our enterprise business. A message from the President and CEO of Rogers Communications Inc. Dear Fellow Shareholders, Just over a year ago, I introduced Rogers 3.0, a multi-year plan to deliver sustainable revenue growth and to convert revenue into solid margins and strong cash flow whilst delivering an attractive return on assets. Ultimately, it’s about delivering increasing returns to shareholders over time. We’ve just completed our first full year of the plan, and I’m pleased to report we made solid progress on our priorities. Overall it was a busy and productive year. We re-established growth in revenue and free cash flow and substantially strengthened the two major growth engines of our business, Wireless and Internet. We introduced a number of innovative propositions that saw us attract and retain more high value customers. We also made meaningful progress on the customer experience front and expanded our enterprise business. Whilst there is more work to do, we delivered steady improvements in our fundamentals, despite a fiercely competitive environment. Following is a more detailed progress report on each of the seven priorities that make up our Rogers 3.0 plan. 4 ROGERS COMMUNICATIONS INC. 2015 ANNUAL REPORT

Be a Strong Overhaul

Canadian Growth the Customer

Company Experience

Our Rogers 3.0 plan is a multi-year plan intended

Go to Drive Growth to re-accelerate revenue growth in a sustainable

Market as in the Business

One Rogers 3.0 Market way and continue the company’s track record of translating revenue into strong margins, robust

free cash flow, and a solid return on assets,

ultimately increasing returns to shareholders.

Focus on Invest In

Innovation and Develop

and Network Our People

Leadership

Deliver Compelling

Content Everywhere

Be a Strong Canadian Growth Company

It’s our goal to re-accelerate our growth relative to our peers. In 2015, we delivered solid growth in both revenue and free cash flow. We also attracted and retained more high value customers in our largest business segment, Wireless, which contributed to our industry-leading margins in this segment.

We reported record revenue and adjusted operating profit, which grew to $13.4 billion and $5.0 billion respectively. This growth resulted in free cash flow of $1.7 billion and adjusted basic earnings per share of $2.89.

We met our 2015 financial guidance. Healthy cash flow allowed us to make the right investments in order to maintain our best in class networks and return substantial cash to shareholders.

Overhaul the Customer Experience

When we introduced Rogers 3.0, we committed to overhaul the customer experience. In 2015, we introduced over 10 new programs and invested $100 million to start this journey. We are focused on fixing the basics, creating a more consistent experience and improving customer self-service.

For example, we introduced Centre Ice, a program that gives frontline agents the opportunity to uncover common customer issues to senior management in real-time. The program has already identified and resolved over 500 customer issues.

We also solved one of our customers’ biggest irritants, roaming, by introducing Roam Like Home last year and expanding it further this year. It’s a unique offering that allows our customers to use their wireless plans like they do at home whilst travelling abroad. The program is now available in over 100 destinations around the world, reaching virtually everywhere our customers travel. Over 2.3 million customers are now enrolled in the program as part of our Share Everything plans.

Billing is the number one reason our customers call us, so we vastly improved our mobile billing, making it interactive, more concise and easier to understand. Over 3 million customers are now using the new bill and it’s one of our many efforts to make it easier for our customers to do business with us when and how they want.

We were also the first communications provider in the world to introduce customer care on Facebook Messenger. In our first month alone, we responded to inquiries over 70,000 times using this platform.

2015 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 5

Overall in 2015, the improvements we made in self-service reduced the number of times our customers needed to contact us by 13%. We also saw the biggest reduction amongst our primary competitors in customer complaints to the CCTS, down 26%, and down 50% over the past two years. Importantly, in the second half of the year, we made steady progress in reducing customer churn, the number of customers who leave us every month, year over year. This is a good indicator of success, although this is a journey, and it will take time. In 2016, we will reinvest another $100 million to continue to strengthen the customer experience. Drive Growth in the Business Market We believe Canadian businesses are underserved and this represents an important growth opportunity that we will pursue. In 2015, we established a solid foundation with a plan to capture market share. We built a leadership team comprised of global experts, consolidated a strong portfolio of assets into a single focused unit, expanded our range of products and services and developed a go-to-market strategy. In the last half of the year, we opened our doors for business, announcing two “leapfrog” technologies, Managed Wi-Fi and Cyber Security as a service. In 2016, we will continue to introduce new “leapfrog” technologies that better serve the changing needs of Canadian businesses. Our Enterprise business is now open for business and we are excited about the potential of this longer-term growth opportunity. Invest In and Develop Our People Creating a high performing culture is critical to delivering on our Rogers 3.0 plan. In 2015 we made a number of investments in tools, training and our physical workspace to create the right workplace. In total, we introduced over 20 programs to help our employees better serve our customers. For example, we introduced a best-in-class training program, Retail Academy, to strengthen 400+ front-line retail leaders so they can better serve our customers. We also established a robust national onboarding program with 500 participants in 2015, so that new employees get up and running in their jobs more quickly. We put 800 managers through a new leadership development program and provided ‘Go to Market’ training for 18,000 employees. And we rolled out our new open, collaborative work space to employees in Calgary, Brampton and Toronto. Our efforts were recognized externally. In 2015, we were recognized as one of Canada’s Top 100 employers, a top employer for young people, one of Canada’s best diversity employers and one of Canada’s greenest employers. We delivered our employee survey and achieved an employee engagement score of 76%, up 4% from the prior year, and 4% shy of best in class. Employee engagement is assessed by using answers to survey questions focused on sense of employee pride, satisfaction, advocacy and intention to stay with Rogers. It was a big year for sports at Rogers. In 2015, Sportsnet became the number one sports media brand in the country. The Toronto Blue Jays made the postseason for the first time in 22 years and we delivered our first full year of the NHL. 6 ROGERS COMMUNICATIONS INC. 2015 ANNUAL REPORT

2015 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 7

Last year we introduced Roam Like Home; this year we expanded it. This is a unique offering that allows our customers to use their wireless plans like they do at home while travelling abroad. The program is now available in over 100 destinations around the world, reaching virtually everywhere our customers travel. Deliver Compelling Content Everywhere It was a big year for sports at Rogers, as we continued to deliver solid results in this fast growing area of our media portfolio. In 2015, Sportsnet became the number one sports media brand in the country. The Toronto Blue Jays made the postseason for the first time in 22 years and we delivered our first full year of the NHL, generating a 10% profit. Sports now represents over 50% of revenue and profit in our Media division and it’s a core part of our media and residential content strategy going forward. We continued to strengthen our content portfolio, focusing on the needs of the growing millennial audience, which represents roughly 35% of the Canadian population. For instance, we announced a partnership with Spotify, the world’s top music streaming service. We also advanced our relationship with VICE, opening a VICE studio in Canada and launching VICELAND TV in early 2016. In mid-2015, we made shomi, our streaming subscription service in partnership with Shaw, available to all Canadians. Like many media companies, we’ve seen a softening in the advertising market and we have put in place a plan to align our cost structure as a result of the declines in revenue. In 2016, we will continue to capitalize on our sports leadership, target a growing base of millennials, whilst increasing the revenue we generate from digital platforms. Focus on Innovation and Network Leadership Innovation and network leadership are at the core of Rogers’ DNA and this was a big area of focus in 2015. In Wireless we grew our LTE geographic coverage four times and now reach 93% of the Canadian population on our own network. We acquired Mobilicity’s customers and spectrum whilst divesting non-core spectrum to WIND. In the same transaction, we acquired Shaw’s AWS-1 spectrum and deployed it in just 31 days. Without this spectrum, we would have needed four years to physically build out the equivalent network infrastructure. These transactions significantly strengthened our spectrum position and will help ensure our customers experience even better coverage and super-fast speeds. We also launched LTE Extended Coverage so that Rogers offers unsurpassed LTE coverage nationally. We were first to introduce Voice over LTE and LTE-A and we also introduced Wi-Fi calling to improve the quality of cellular calls. All in all, we made a number of smart, strategic and cost effective investments that will benefit our customers for many years to come. 8 ROGERS COMMUNICATIONS INC. 2015 ANNUAL REPORT

On our cable network, we introduced Rogers IGNITE, giving customers unlimited Internet usage options and speeds of up to 250 Mbps across our entire footprint. Roughly 40% of our customers were on Rogers IGNITE at the end of 2015 and the majority had signed up for speeds of 100 Mbps or faster. We have also started to future-proof our customers’ growing demand for streaming by introducing a gigabit Internet service. These new speeds are now available to 130,000 homes and we expect to offer them to our entire cable footprint; that’s 4.2 million homes by the end of 2016. We can offer these speeds in 2016 with very little incremental investment, thereby providing attractive financial payback versus our competitors. Using our DOCSIS technology, the incremental in-year capital cost to offer a 1-gigabit service is less than $50 per home passed. We believe this is a significant capital efficiency advantage compared to what an immediate fibre-to-the-home strategy means for our competitors. In 2015, Ookla, a global leader in broadband speed testing, named Rogers as both Canada’s Fastest ISP and Canada’s Fastest Mobile Network. We believe this confirms how our network investments deliver higher quality customer experiences. We also made substantial investments to reposition our TV business. For example, we introduced a new Navigatr user interface which has been well received by our customers. We also started to deliver Rogers 4K TV, the new global standard in TV viewing. We were the first to introduce 4K set-top boxes and we plan to deliver the most 4K content in North America this year, including every Toronto Blue Jays home game and 20 NHL games. In total, we will broadcast 500 hours of 4K content in 2016. 4K is a good example of how we’re using our asset mix to strengthen Cable and to innovate for our customers. We will also start to bring IPTV to our customers towards the end of 2016. Go to Market as One Rogers Rogers has an unmatched portfolio of assets, including our networks, content and brands and a core priority for us is to bring together these assets to strengthen the company overall. In 2015, we clarified and significantly strengthened our Rogers, Fido and chatr wireless brands. This really came to life in our product development, advertising and in our retail stores. We also delivered on our commitment to make Sportsnet the number one sports media brand in the country. And working as One Rogers, we successfully delivered our first full season of the NHL. We successfully leveraged our unique content offerings – NHL GameCentre Live, Texture by Next Issue, Spotify, VICE and shomi, to attract and retain more customers. This will continue to be a core part of our strategy in 2016. ROGERS IGnITe TM We introduced ROGERS IGnITe TM, giving customers unlimited Internet usage options and speeds of up to 250 Mbps across our entire footprint and introduced a gigabit Internet service. We expect to offer this service to our entire cable footprint; that’s 4.2 million homes by the end of 2016. 2015 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 9

Full Year 2016 Guidance 1 (In millions of dollars, except percentages). 2015 Actual 2016 Guidance Ranges 3 Consolidated Guidance Operating revenue 13,414 Increase of 1% to 3% Adjusted operating profit 2 5,032 Increase of 1% to 3% Additions to property, plant and equipment 2,440 2,300 to 2,400 Free cash flow 2 1,676 Increase of 1% to 3% 1 Should be read in conjunction with the accompanying Management’s Discussion and Analysis later in this report. 2 For a definition of these measures (which are “Non-GAAP”) see “Non-GAAP Measures” in Management’s Discussion and Analysis. 3 Guidance ranges presented as percentages reflect percentage increases over 2015 actual results. The year ahead As we enter the second year of our multi-year plan, I remain confident Rogers 3.0 is the right plan to re-accelerate revenue growth and increase cash flow and shareholder returns. We will continue to maintain our leadership in Wireless and Internet, whilst capitalizing on the growing Enterprise opportunity. We will evolve and enhance the performance of both our TV and traditional media businesses. And we will continue our journey to overhaul the customer experience. Our 2016 guidance reflects an outlook of continued growth. We look forward to growing revenue and adjusted operating profit, lowering capital expenditures and delivering more growth in free cash flow. Whilst we will continue to operate in a competitive environment, I have full confidence in our team and our plan. I’d like to thank the Board of Directors, the management team and our employees for their support. Thank you for your continued investment. Guy Laurence President and Chief Executive Officer Rogers Communications Inc. 10 ROGERS COMMUNICATIONS INC. 2015 ANNUAL REPORT

2015 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 11

Corporate Social Responsibility at Rogers Good Corporate Citizenship From investing in our communities to environmental stewardship, we are constantly striving to improve our sustainability performance and 2015 was no different. Across the company, we donated over $65 million in cash and in-kind donations to various charitable organizations and causes. This is approximately 4% of net earnings before taxes, well exceeding our goal of over 1% of net earnings before taxes, which is the best-practice standard set by Imagine Canada. Through Rogers Youth Fund, we supported education programs forat-risk youth. Rogers Youth Fund’s signature program, Rogers Raising the Grade, provides homework help and technology centres at over 40 Boys and Girls Clubs across Canada, with the goal of increasing graduation rates and entrance into post-secondary education forat-risk youth. Since the program’s inception in 2012, over 50,000 youth have benefited from access to the technology centres in their communities. Our Connected for Success program offers affordable broadband to low-income Canadians living in Toronto Community Housing. As of the end of 2015, over 8,500 households are enrolled in the program. We expect that number to grow in 2016, as we will be expanding the program in partnership with other community housing and non-profit organizations, in communities in our cable footprint within Ontario, Newfoundland and New Brunswick. We’ve made steady progress in our environmental goals. Our waste diversion rates improved through our Get Up and Get Green Program, which saw the removal of individual garbage bins at employees’ desks and the installation of centralized sorting bins. We’ ve also been transforming our office space, which has resulted in the collection of 1,125 metric tonnes of materialfromofficesuppliestofurniture,96%ofwhichhas been diverted from land fill by being donated to non-profit organizations or recycled. We have also set clear targets of 10% energy reduction and 25% greenhouse gas reduction by 2025, based on 2011 levels. We’ve been moving towards those targets through a variety of programs, including lighting retrofits and standardizing lighting schedules, as well as improvements to heating and cooling. In 2015, we were recognized for our environmental achievements. We were named one of Canada’s Greenest Employers and we received two awards from Civic Action’s Race to Reduce program: a Building Performance Award for Lowest Energy Use for our One Mount Pleasant location and a Building Performance Award for Greatest Energy Reduction for our Brampton location. Our Supplier Code of Conduct provides the policy and guidance that we expect from our suppliers. In 2015, 100% of our suppliers have signed up and adhered to both our Business Conduct Guidelines and Supplier Code of Conduct. In addition, we assessed our top 200 suppliers regarding their sustainability and ethical practices and compliance to ensure that our partners live up to our values. We strive to ensure our products and services are inclusive and accessible. We have a team of customer service representatives who are specialized in our accessibility offerings. In 2015, we became the first and only service provider to introduce a wireless accessibility data and text plan for people who are deaf or hard-of-hearing or have speech impediments. It offers a flexible data plan that adjusts based on the customer’s monthly usage as well as unlimited messaging. Within our business, we have also improved our employee experience by investing in training and development programs and focusing on inclusion and diversity as a way to strengthen our talent strategy. In 2015, we were recognized as one of Canada’s Top 100 Employers, one of Canada’s Best Diversity Employers, one of Canada’s Top Employer for Young People and one of Greater Toronto’s Top Employers. For more information on Corporate Social Responsibility at Rogers, please see our website www.rogers.com/csr and look out for our 2015 CSR Report, which will be released in spring 2016. 12 ROGERS COMMUNICATIONS INC. 2015 ANNUAL REPORT

over $ 65Million in cash and in-kind donations to various charitable organizations and causes in 2015 Committed 2015 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 13

Corporate Governance As of February 11, 2016 Board of Directors and its Committees Chair Member Audit Corporate Nominating Human Executive Finance Pension and Risk Governance Resources Alan D. Horn, cpa, ca Charles Sirois C. William D. Birchall Bonnie R. Brooks Stephen A. Burch John H. Clappison, fcpa, fca Guy Laurence Philip B. Lind, cm John A. MacDonald Isabelle Marcoux The Hon. David R. Peterson, pc, qc Edward S. Rogers Loretta A. Rogers Martha L. Rogers Melinda M. Rogers Rogers Communications Inc.’s Board of Directors (the Board) is strongly committed to sound corporate governance and continually reviews its governance practices and benchmarks them against acknowledged leaders and evolving legislation. We are a family-founded and controlled company and take pride in our proactive and disciplined approach towards ensuring that Rogers’ governance structures and practices are deserving of the confidence of the public capital markets. With the December 2008 passing of Company founder and CEO Ted Rogers, his voting control of Rogers Communications Inc. passed to a trust, of which members of the Rogers family are beneficiaries. This trust holds voting control of Rogers Communications Inc. for the benefit of successive generations of the Rogers family. As substantial stakeholders, the Rogers family is represented on our Board and brings along-term commitment oversight and value creation. At the same time, we benefit from having outside directors who are experienced North American business leaders. The Board believes that the Company’s governance and risk management systems are effective and that the appropriate structures and procedures are in place. The composition of our Board and structure of its various committees are outlined in the table above and on the following page. As well, we make available detailed information on our governance structures and practices – including our complete statement of Corporate Governance practices, our codes of conduct and ethics, full committee charters and Board member biographies – in the Corporate Governance section at rogers.com/governance. At this link, you will find a summary of the differences between the NYSE corporate governance rules applicable to U.S.-based companies and our governance practices as a non-U.S.-based issuer that is listed on the NYSE. The Audit and Risk Committee reviews the Company’s accounting policies and practices, the integrity of the Company’s financial reporting processes and procedures and the financial statements and other relevant disclosures for release to shareholders and the public. The Committee also assists the Board in its oversight of the Company’s compliance with legal and regulatory requirements relating to financial reporting and assesses the accounting systems, financial control systems and evaluates the qualifications, independence and work of both external and internal auditors. It also reviews risk management policies and associated processes to identify major risk exposures. The Corporate Governance Committee assists and makes recommendations to ensure the Board has developed appropriate systems and procedures to enable it to exercise and discharge its responsibilities. To carry this out, the Corporate Governance Committee assists the Board in developing, recommending and establishing corporate governance policies and practices, and leads the Board in its periodic review of the performance of the Board and its committees. 14 ROGERS COMMUNICATIONS INC. 2015 ANNUAL REPORT

“Over the years, the Canadian economy has benefited greatly from family- founded and controlled companies that are able to take a longer-term view of investment horizons and general business management. At Rogers, we have successfully overlaid disciplined corporate governance processes that strike a healthy balance of being supportive of the company’s continued success, making business sense and benefiting all share holders.” Alan D. Horn, cpa, ca Chairman of the Board Rogers Communications Inc. “Rogers has long benefited from strong, independent voices and Directors in the boardroom and sound governance structures, which ensure that their influence is real. The structure of our Board is very much intended to ensure that the Directors and management act in the interests of all Rogers shareholders – an approach that has helped ensure the continuance of strong, family-founded Canadian companies.” Charles Sirois Lead Director Rogers Communications Inc. The Nominating Committee identifies prospective Director nominees for election by the shareholders and for appointment by the Board and also recommends nominees for each committee of the Board, including each committee’s Chair. The Human Resources Committee assists the Board in monitoring, reviewing and approving compensation and benefit policies and practices. The Committee is responsible for recommending senior management compensation and for monitoring succession planning with respect to senior executives. The Executive Committee assists the Board in discharging its responsibilities in the intervals between meetings of the Board, including to act in such are asas specifically designated and authorized at a preceding meeting of the Board and to consider matters concerning the Company that may arise from time to time. The Finance Committee reviews and reports to the Board on matters relating to the Company’s investment strategies and general debt and equity structure. The Pension Committee supervises the administration of the Company’s pension plans and reviews the provisions and investment performance of the Company’s pension plans. Rogers’ good governance practices Separation of CEO and Chairman Roles Independent Lead Director Formal Corporate Governance Policy and Charters Code of Business Conduct and Whistleblower Hotline Director Share Ownership Guidelines Board and Committee In Camera Discussions Annual Reviews of Board and Committee Performance Audit and Risk Committee Meetings with Internal and External Auditors Orientation Program for New Directors Board Education Sessions Committee Authority to Retain Independent Advisors Director Material Relationship Standards For a complete description of Rogers’ corporate governance structure and practices and copies of our annual information circular and proxy, go to rogers.com/investors 2015 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 15

Senior Executive Officers of Rogers Communications Inc. As of February 11, 2016 1 2 3 4 5 6 7 8 9 10 11 12 13 Senior Executive Officers 1 Guy Laurence President and Chief Executive Officer 2 Bob Berner Chief Technology Officer 3 Frank Boulben Chief Strategy Officer 4 Rick Brace President, Media Business Unit 5 Jacob Glick Chief Corporate Affairs Officer 6 Dale Hooper Chief Brand Officer 7 Nitin Kawale President, Enterprise Business Unit 8 Deepak Khandelwal Chief Customer Officer 9 David Miller Chief Legal Officer and Secretary 10 Jim Reid Chief Human Resources Officer 11 Anthony Staffieri, fcpa, fca Chief Financial Officer 12 Jamie Williams Chief Information Officer 13 Dirk Woessner President, Consumer Business Unit For detailed biographical information of Rogers’ Executive Officers, go to rogers.com/investors 16 ROGERS COMMUNICATIONS INC. 2015 ANNUAL REPORT

Directors of Rogers Communications Inc. As of February 11, 2016 1 2 3 4 5 6 7 8 9 10 11 12 13 14 Directors 1 Alan D. Horn, cpa, ca Chairman of RCI, President and Chief Executive Officer, Rogers Telecommunications Limited. 2 Charles Sirois Lead Director of RCI, Chairman, Telesystem Ltd. 3 C. William D. Birchall Company Director 4 Bonnie R. Brooks Vice Chairman, Hudson’s Bay Company 5 Stephen A. Burch Chairman, University of Maryland Medical Systems 6 John H. Clappison, FCPA, FCA Company Director * Guy Laurence President and Chief Executive Officer, Rogers Communications Inc. * Pictured on previous page. 7 Philip B. Lind, CM Vice Chairman 8 John A. MacDonald Company Director 9 Isabelle Marcoux Chair, Transcontinental Inc. 10 The Hon. David R. Peterson, PC, QC Chairman, Cassels Brock & Blackwell LLP 11 Edward S. Rogers Deputy Chairman 12 Loretta A. Rogers Company Director 13 Martha L. Rogers Company Director 14 Melinda M. Rogers Company Director For detailed biographical information of Rogers’ Directors, go to rogers.com/investors 2015 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 17

We Aspire To grow our company by building a brilliant digital future for Canadians Who We Are We are Rogers, a Canadian family business. We believe in innovation in everything we do. We invest ahead of the curve, and build for tomorrow. We deliver value and quality. We don’t cut corners. We understand you’re really busy, so we make things simple. Customers are part of our family, and we always look after family. We train and develop our people so you can always rely on us. We work as one team, with one goal: to serve you better. We love what we do. Tomorrow, we aim to do it even better. “The best is yet to come.” Ted Rogers What We Believe In The world always needs new ideas The customer’s problems are ours to solve Investing in people always pays off Being the best is the only goal worth having We win as a team, or not at all How We Work Simplify and innovate Take ownership of the what and the how Equip people to succeed Execute with discipline and pride Talk straight, build trust, and over deliver 18 ROGERS COMMUNICATIONS INC. 2015 ANNUAL REPORT

2015 Financial Report

20	MANAGEMENT’S DISCUSSION AND ANALYSIS		65	Governance and Risk Management
				65	Governance at Rogers
22	Executive Summary			67	Social Responsibility
	22	About Rogers Communications		68	Risk Management
	23	2015 Highlights		69	Risks and Uncertainties Affecting Our Business
	24	Key Achievements		75	Controls and Procedures

25	Understanding Our Business		75	Regulation in Our Industry
	25	Products and Services		77	Wireless
	26	Competition		79	Cable
	28	Industry Trends		80	Media

30	Our Strategy		80	Other Information
	30	Our Strategic Priorities		80	Accounting Policies
	31	Our Progress in 2015		83	Key Performance Indicators
				85	Non-GAAP Measures
31	Key Performance Drivers and Strategic Highlights			87	Summary of Financial Results of Long-Term Debt Guarantor
	31	2015 Strategic Highlights		88	Five-Year Summary of Consolidated Financial Results
	34	2016 Objectives
	35	Financial and Operating Guidance	89	CONSOLIDATED FINANCIAL STATEMENTS

36	Capability to Deliver Results		89	Management’s Responsibility for Financial Reporting
	36	Leading Networks
	38	Powerful Brands	90	Report of Independent Registered Public Accounting Firm
	38	Widespread Product Distribution
	39	First Class Media Content	92	Consolidated Statements of Income
	39	Engaged People
	39	Financial Strength and Flexibility	93	Consolidated Statements of Comprehensive Income
	39	Healthy Trading Volumes and Dividends
			94	Consolidated Statements of Financial Position

40	2015 Financial Results		95	Consolidated Statements of Changes in Shareholders’ Equity
	40	Summary of Consolidated Results
	41	Key Changes in Financial Results This Year Compared to 2014	96	Consolidated Statements of Cash Flows

	42	Wireless	97	Notes to Consolidated Financial Statements
	45	Cable
	47	Business Solutions
	48	Media
	49	Additions to Property, Plant and Equipment
	50	Review of Consolidated Performance
	53	Quarterly Results
	56	Overview of Financial Position

57	Managing Our Liquidity and Financial Resources
	57	Sources and Uses of Cash
	60	Financial Condition
	61	Financial Risk Management
	64	Dividends and Share Information
	65	Commitments and Other Contractual Obligations
	65	Off-Balance Sheet Arrangements

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    19

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (MD&A) contains important information about our business and our performance for the year ended December 31, 2015. This MD&A should be read in conjunction with our 2015 Audited Consolidated Financial Statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

All dollar amounts are in Canadian dollars unless otherwise stated. All percentage changes are calculated using the rounded numbers as they appear in the tables. Charts, graphs, and diagrams are included for reference; however, they do not form part of this MD&A. This MD&A is current as at February 11, 2016 and was approved by the Rogers Communications Inc. Board of Directors (the Board). This MD&A includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and our subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including our subsidiaries. RCI also holds interests in various investments and ventures.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, this year refers to the year ended December 31, 2015, and last year refers to the year ended December 31, 2014. All results commentary is compared to the equivalent period in 2014 or as at December 31, 2014, unless otherwise indicated.

ABOUT FORWARD-LOOKING INFORMATION

This MD&A includes “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively “forward-looking information”), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information:

•

typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, and similar expressions, although not all forward-looking information includes them;

•

includes conclusions, forecasts, and projections based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to be reasonable at the time they were applied but may prove to be incorrect; and

•	was approved by our management on the date of this MD&A.

Our forward-looking information and statements include forecasts and projections related to the following items, among others:

•	operating revenue;
•	adjusted operating profit;
•	additions to property, plant and equipment;
•	cash income taxes;
•	free cash flow;
•	dividend payments;
•	the growth of new products and services;
•	expected growth in subscribers and the services to which they subscribe;
•	the cost of acquiring and retaining subscribers and deployment of new services;
•	continued cost reductions and efficiency improvements; and
•	all other statements that are not historical facts.

Specific forward-looking information included or incorporated in this document includes, but is not limited to, our information and statements under “Financial and Operating Guidance” relating to our 2016 consolidated guidance on operating revenue, adjusted operating profit, additions to property, plant and equipment, and free cash flow. All other statements that are not historical facts are forward-looking statements.

We base our conclusions, forecasts and projections (including the aforementioned guidance) on the following factors, among others:

•	general economic and industry growth rates;
•	currency exchange rates and interest rates;
•	product pricing levels and competitive intensity;
•	subscriber growth;
•	pricing, usage, and churn rates;
•	changes in government regulation;
•	technology deployment;
•	availability of devices;
•	timing of new product launches;
•	content and equipment costs;
•	the integration of acquisitions; and
•	industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date the statement containing the forward-looking information is made.

RISKS AND UNCERTAINTIES

Actual events and results can be substantially different from what is expressed or implied by forward-looking information because of risks, uncertainties, and other factors, many of which are beyond our control, including but not limited to:

•	regulatory changes;
•	technological changes;
•	economic conditions;
•	unanticipated changes in content or equipment costs;
•	changing conditions in the communications, entertainment, and/or information industries;
•	the integration of acquisitions;
•	litigation and tax matters;
•	the level of competitive intensity;
•	the emergence of new opportunities; and
•	new interpretations and new accounting standards from accounting standards bodies.

20    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

BEFORE MAKING AN INVESTMENT DECISION

Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, fully review the sections in this MD&A entitled “Regulation in Our Industry” and “Governance and Risk Management”, as well as our various other filings with Canadian and US securities regulators which can be found at sedar.com and sec.gov, respectively.

FOR MORE INFORMATION

You can find more information about us, including our Annual Information Form, on our website (rogers.com/investors), on SEDAR (sedar.com), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this document does not constitute part of this MD&A.

You can also go to rogers.com/investors for information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business.

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    21

MANAGEMENT’S DISCUSSION AND ANALYSIS

Executive Summary

ABOUT ROGERS COMMUNICATIONS

Rogers Communications is a leading diversified public Canadian communications and media company.

We provide a broad range of services to individual consumers and businesses, including wireless voice and data communications, high-speed Internet, cable television, cable telephony, and data networking services. We also provide services in radio and television broadcasting (including over-the-air and “over-the-top” (OTT) programming through the Internet and mobile applications), multi-platform shopping, consumer magazines and trade publications, sports media and entertainment, and digital media.

Almost all of our operations and sales are in Canada. We have a highly skilled and diversified workforce of approximately 26,000 employees. Our head office is in Toronto, Ontario and we have numerous offices across Canada.

FOUR BUSINESS SEGMENTS

We report our results of operations in four segments. Each segment and the nature of its business are as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses
Cable	Cable telecommunications operations, including Internet, television, and telephony (phone) services for Canadian consumers and businesses
Business Solutions	Network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for small, medium, and large Canadian businesses, governments, and on a wholesale basis to other telecommunications providers
Media	A diversified portfolio of media properties, including television and radio broadcasting, specialty channels, multi-platform shopping, publishing, sports media and entertainment, and digital media

22    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

2015 HIGHLIGHTS

KEY FINANCIAL INFORMATION

	Years ended December 31
(In millions of dollars, except margins and per share amounts, unaudited)	2015	2014	% Chg
Consolidated
Operating revenue	13,414	12,850	4
As adjusted [1]:
Operating profit	5,032	5,019	–
Operating profit margin	37.5%	39.1%	(1.6 pts )
Net income	1,490	1,532	(3)
Basic earnings per share	$2.89	$2.97	(3)
Net income	1,381	1,341	3
Basic earnings per share	$2.68	$2.60	3
Additions to property, plant and equipment	2,440	2,366	3
Cash provided by operating activities	3,747	3,698	1
Free cash flow [1]	1,676	1,437	17
Wireless
Operating revenue	7,651	7,305	5
Adjusted operating profit	3,239	3,246	–
Adjusted operating profit margin as a % of network revenue	46.9%	48.1%	(1.2 pts )
Cable
Operating revenue	3,465	3,467	–
Adjusted operating profit	1,658	1,665	–
Adjusted operating profit margin	47.8%	48.0%	(0.2 pts )
Business Solutions
Operating revenue	377	382	(1)
Adjusted operating profit	116	122	(5)
Media
Operating revenue	2,079	1,826	14
Adjusted operating profit	172	131	31

KEY PERFORMANCE INDICATORS

	As at or years ended December 31
	2015	2014	Chg
Subscriber count results (000s) [2]
Wireless subscribers	9,877	9,450	427
Internet subscribers	2,048	2,011	37
Television subscribers	1,896	2,024	(128)
Phone subscribers	1,090	1,150	(60)
Additional Wireless metrics [2]
Postpaid churn (monthly)	1.27%	1.27%	–
Postpaid ARPA (monthly)	$110.74	$106.41	$4.33
Blended ARPU (monthly)	$59.71	$59.41	$0.30
Ratios
Capital intensity [2]	18.2%	18.4%	(0.2 pts	)
Dividend payout ratio of net income [2]	72%	70%	2 pts
Dividend payout ratio of free cash flow [1,2]	59%	66%	(7 pts	)
Return on assets [2]	4.7%	5.1%	(0.4 pts	)
Adjusted net debt / adjusted operating profit [1,3]	3.1	2.9	0.2
Employee-related information
Total active employees (approximate)	26,000	27,000	(1,000)

[1]

Adjusted operating profit, adjusted operating profit margin, adjusted net income, adjusted basic earnings per share, free cash flow, adjusted net debt / adjusted operating profit, and dividend payout ratio of free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	As defined. See “Key Performance Indicators”.
[3]

Effective September 30, 2015, we have retrospectively amended our calculation of adjusted net debt to value the net debt derivatives without adjustment for credit risk. For accounting purposes in accordance with IFRS, we recognize the fair values of our debt derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. For purposes of calculating adjusted net debt and adjusted net debt / adjusted operating profit, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    23

MANAGEMENT’S DISCUSSION AND ANALYSIS

KEY ACHIEVEMENTS

HIGHER OPERATING REVENUE

•

Consolidated revenue increased by 4% this year, reflecting revenue growth of 5% in Wireless and 14% in Media, while Cable revenue remained stable and Business Solutions revenue decreased by 1%. Wireless revenue increased on higher network revenue from the continued adoption of higher-postpaid-ARPA-generating Rogers Share Everything plans and greater smartphone sales. Cable revenue was stable as the increase in Internet revenue from the movement of customers to higher-end speed and usage tiers was offset by lower Television and Phone revenue primarily due to Television and Phone subscriber losses over the past year. Business Solutions revenue decreased this year primarily as a result of the continued reduction in lower margin, off-net legacy revenue, which more than offset the growth in on-net next generation services, including our data centre businesses. Media revenue increased as a result of the National Hockey League (NHL) licensing agreement, growth at Sportsnet, and higher revenue at the Toronto Blue Jays, partially offset by lower sales at The Shopping Channel (TSC) and continued softness in conventional broadcast TV and print advertising.

•

Consolidated adjusted operating profit was stable this year, with a consolidated adjusted operating profit margin of 37.5%, resulting from higher revenue offset by higher net subsidies in Wireless and higher operating expenses in Media. Our net income increased 3% to $1,381 million, mainly due to lower restructuring, acquisition and other costs, finance costs, and income taxes, partially offset by higher depreciation and amortization.

•	Postpaid Wireless subscriber net additions of 106,000 and Internet net additions of 37,000 this year.

HIGHER CASH FLOW

•

Free cash flow increased 17% this year to $1,676 million as a result of lower cash income tax payments, partially offset by higher additions to property, plant and equipment. Our cash provided by operating activities increased 1% this year to $3,747 million.

LIQUIDITY POSITION

•

Ended the year with approximately $3.3 billion of available liquidity (2014 – $2.8 billion), comprised of $0.01 billion cash on hand (2014 – $0.2 billion), $3.0 billion available under our bank credit facilities (2014 – $2.5 billion), and $0.25 billion available under our $1.05 billion accounts receivable securitization program (2014 – $0.06 billion available under our $0.9 billion accounts receivable securitization program).

•	Issued US$1,000 million ($1,338 million) of senior notes, consisting of US$700 million ($937 million) 3.625% senior notes due 2025 and US$300 million ($401 million) 5.000% senior notes due 2044.
•

Our overall weighted average cost of borrowings was 4.82% as at December 31, 2015 (2014 – 5.20%) and our overall weighted average term to maturity on our debt was 10.8 years as at December 31, 2015 (2014 – 10.8 years).

DIVIDENDS

•	Increased our annualized dividend rate in January 2015 by 5% to $1.92 per Class A Voting and Class B Non-Voting share and paid a quarterly dividend of $0.48 per share during 2015.

OTHER SIGNIFICANT DEVELOPMENTS

•

Completed the strategic acquisition of wireless provider Data & Audio-Visual Enterprises Wireless Inc. (Mobilicity) and completed the transaction to acquire Shaw Communication Inc.’s (Shaw) AWS-1 spectrum licences. We added and activated 20 MHz of contiguous AWS-1 spectrum adjacent to our existing 20 MHz of AWS-1 holdings across British Columbia and Alberta, and added 10 MHz of contiguous AWS-1 spectrum across Southern Ontario.

•

Completed our purchase of 50% of the common shares of Glentel Inc. (Glentel) from BCE Inc. (BCE). Glentel, which we jointly own with BCE, is a large, multicarrier mobile phone retailer with several hundred Canadian wireless retail distribution outlets, as well as operations in the US and Australia.

24    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

Understanding Our Business

Rogers Communications is a leading diversified public Canadian communications and media company. We report our results based on four segments, as follows:

Wireless provides wireless voice and data communication services to individual consumers, businesses, governments, and other telecommunications service providers. Our wireless network is one of the most extensive and advanced independent high-speed wireless data networks in Canada, capable of supporting wireless services on smartphones, tablets, computers, and a broad variety of machine-to-machine and specialized devices. See “Capability to Deliver Results” for more information about our extensive wireless network and significant spectrum position.

Cable provides high-speed Internet, television, and voice communication services to consumers, businesses, governments, and wholesale resellers, leveraging our expansive fibre and hybrid fibre-coaxial network infrastructure in Ontario, New Brunswick, and Newfoundland. See “Capability to Deliver Results” for more information about our expansive cable networks.

Business Solutions provides voice and data communications and advanced services, including data centres and cloud computing, to a wide range of small, medium, and large enterprise and government customers, as well as on a wholesale basis to other telecommunications service providers over our fibre network facilities.

Media provides radio and television broadcasting services, multi-platform shopping experiences, consumer magazines and trade publications, sports media and entertainment, which includes both the Toronto Blue Jays and our 12-year, exclusive national NHL licensing agreement (NHL Agreement) to broadcast all nationally televised live NHL hockey games within Canada on multiple platforms, and digital media services.

During the year, our Wireless, Cable, and Business Solutions reporting segments were operated by our wholly-owned subsidiary, Rogers Communications Partnership (RCP), and certain other wholly-owned subsidiaries. Our Media reporting segment is operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

On January 1, 2016, Fido Solutions Inc., a subsidiary of RCI, transferred its partnership interest in RCP to Rogers Cable and Data Centres Inc. (RCDCI), a subsidiary of RCI, leaving RCDCI as the sole partner of RCP, thereby causing RCP to cease to exist. RCDCI became the owner of all the assets and assumed all the liabilities previously held by RCP. Subsequent to the reorganization, RCDCI changed its name to Rogers Communications Canada Inc. (RCCI).

PRODUCTS AND SERVICES

WIRELESS

Rogers is a Canadian leader in innovative wireless network technologies and services. We provide wireless services under the Rogers, Fido, chatr, and Mobilicity brands, and provide consumers and businesses with the best and latest wireless devices, services, and applications including:

•	mobile and fixed high-speed Internet access;
•	wireless voice and enhanced voice features;
•	wireless home phone;
•	device protection;
•	text messaging;
•	e-mail;
•	global voice and data roaming, including Roam Like Home;
•	machine-to-machine solutions; and
•	advanced wireless solutions for businesses.

CABLE

Our cable network provides an innovative and leading selection of high-speed broadband Internet access, digital television and online viewing, phone, and advanced home Wi-Fi services to consumers and businesses.

Internet services include:

•	basic Internet access, unlimited usage packages, security solutions, and e-mail;
•	access speeds of up to 1 gigabit per second (Gbps), which we expect to cover our entire Cable footprint by the end of 2016;
•	Rogers IGNITE unlimited packages, combining fast and reliable speeds and the freedom of unlimited usage; and
•	plans available under both the Rogers and Fido brands.

Television services include:

•	on-demand television, personal video recorders (PVRs), and Whole Home PVRs;
•	linear and time-shifted programming;
•	digital specialty channels;
•	4K television programming, including all 2016 Toronto Blue Jays home games and select marquee NHL games; and
•	Rogers Anyplace TV, televised content delivered on smartphones, tablets, and personal computers.

Phone services include:

•	residential and small business local telephony service; and
•	calling features such as voicemail, call waiting, and long distance.

BUSINESS SOLUTIONS

Our services aim to meet the increasing demands of today’s critical business applications. These services include:

•

voice, data networking, Internet protocol (IP), and Ethernet services over multiservice customer access devices that allow customers to scale and add services, such as private networking, Internet, IP voice, and cloud solutions, which blend seamlessly to grow with their business requirements;

•

optical wave, Internet, Ethernet, and multi-protocol label switching services, providing scalable and secure metro and wide area private networking that enables and interconnects critical business applications for businesses that have one or many offices, data centres, or points of presence (as well as cloud applications) across Canada;

•	simplified “leapfrog” information technology (IT) and network technologies with security-embedded, cloud-based, professionally-managed solutions, including:
•

Managed Wi-Fi, which allows customers to remotely monitor their networks at any site and view network performance analytics via a web portal; this allows customers to better understand how their network is being used, from almost anywhere; and

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    25

MANAGEMENT’S DISCUSSION AND ANALYSIS

•	Rapid Application Development Program, which allows businesses to develop and deliver rich mobile experiences across various Wi-Fi devices, leveraging our Managed Wi-Fi as a Service; and
•	extensive wireless and cable access networks services for primary, bridging, and back-up connectivity.

MEDIA

Our portfolio of Media assets reaches Canadians coast-to-coast.

In Television, we operate several conventional and specialty television networks:

•	City network, which, together with affiliated stations, has broadcast distribution to approximately 89% of Canadian households;
•	OMNI multicultural broadcast television stations;
•	specialty channels that include Outdoor Life Network, FX (Canada), FXX (Canada), and G4 Canada;
•	Sportsnet’s four regional stations, Sportsnet ONE, Sportsnet 360, and Sportsnet World; and
•	TSC, Canada’s only nationally televised shopping channel, which generates a significant and growing portion of its revenue from online sales.

In Radio, we operate more than 50 AM and FM radio stations in markets across Canada, including popular radio brands such as 98.1 CHFI, 680 News, Sportsnet The FAN, KISS, JACK FM, and SONiC.

Our Publishing services and products include:

•	many well-known consumer magazines, such as Maclean’s, Chatelaine, Flare, Hello! Canada, and Canadian Business;
•	a leading position in marketing, medical, financial, and trade publications;
•	a broad digital presence with a number of online publications that continue the extension of content across new platforms; and
•	Texture by Next Issue, our digital magazine service, which offers unlimited access to a catalogue of over 190 premium Canadian and US magazine titles.

Our NHL Agreement, which began with the 2014-2015 NHL season, allows us to deliver unprecedented coverage of professional hockey, with more than 1,200 regular season games per season streamed across television, smartphones, tablets, and the Internet, both through traditional streaming services as well as Rogers NHL GameCentre Live. Our NHL Agreement grants Rogers national rights across television broadcasts, smartphones, tablets, and Internet streaming to all NHL regular season and playoff games, the Stanley Cup Final, all NHL-related special events and non-game events (such as the NHL All-Star Game and the NHL Draft), and rights to sublicense broadcasting rights to TVA and the Canadian Broadcasting Corporation (CBC) and to use the Hockey Night In Canada brand through a sublicense agreement.

In Sports Entertainment, we own the Toronto Blue Jays, Canada’s only Major League Baseball (MLB) team, and the Rogers Centre event venue, which hosts the Toronto Blue Jays’ home games, other professional league games, concerts, trade shows, and special events.

Our online and mobile digital media platforms include digital advertising across websites and mobile platforms, including real-time advertisement website banners, digital content subscriptions, and e-commerce solutions.

OTHER

Other services we offer to consumers and businesses include:

•	Rogers Smart Home Monitoring, an innovative home security and automation system;
•	Rogers Platinum MasterCard, a credit card that allows customers to earn cashback rewards points on credit card spending; and
•	local digital services:
•	OutRank, an online marketing and advertising tool for small businesses; and
•	Vicinity, an automated loyalty program for small businesses.

OTHER INVESTMENTS

We hold interests in a number of associates and joint arrangements, some of which include:

•

our 37.5% ownership interest in Maple Leaf Sports & Entertainment Ltd. (MLSE), which owns the Toronto Maple Leafs, the Toronto Raptors, Toronto FC, and the Toronto Marlies, as well as various associated real estate holdings;

•

our joint venture, shomi, a subscription-based video-on-demand streaming service available online and via cable set-top boxes to all Canadians, with a library of over 15,000 hours of movies and past seasons of some of the most popular TV shows;

•

our 50% ownership interest in Glentel, a large provider of multicarrier wireless and wireline products and services with several hundred Canadian retail distribution outlets, as well as operations in the US and Australia; and

•	our joint operation, Inukshuk Wireless Partnership, created to operate a national fixed wireless telecommunications network to be used by the partners of the joint operation and their subsidiaries.

COMPETITION

Competition in the wireless industry from national and regional operators and resellers has led to a highly competitive environment, as consumers have considerable choice in service providers and plan offerings across a wide array of pricing and service points. This puts downward pressure on pricing, potentially reducing profit margins, and could also impact our customer churn.

Traditional wireline telephone and television services are offered over the Internet. This has allowed more non-traditional providers to enter the market and has changed how traditional providers compete. This is changing the mix of packages and pricing that service providers offer and could impact customer churn levels.

In the media industry, there continues to be a shift towards digital and online media consumption by consumers, which in turn drives advertisers to direct more advertising dollars to digital and online versus traditional media. In addition, the number of competitors has increased as more digital and online media companies, including large global companies, enter the market.

WIRELESS

We compete on customer experience, quality of service, scope of services, network coverage, sophistication of wireless technology, breadth of distribution, selection of devices, branding and positioning, and price.

•	Wireless technology — our extensive LTE network caters to customers seeking the increased capacity and speed it provides. We compete with Bell, Telus, MTS, Videotron, SaskTel, and

26    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

Eastlink, all of whom operate LTE networks, as well as WIND Mobile Corp. (WIND), which currently owns spectrum licences required to operate an LTE network. We also compete with these providers on HSPA and GSM networks and with providers that use alternative wireless technologies, like Wi-Fi “hotspots” and mobile virtual network operators, such as President’s Choice Mobile and Primus.

•	Product, branding, and pricing — we compete nationally with Bell and Telus, including their discount brands Virgin Mobile and Koodo. We also compete with various regional players and resellers.
•	Distribution — we compete with other service providers for dealers, prime locations for our own stores, and third-party retail distribution shelf space.
•	Wireless networks and handset devices — consolidation amongst regional players, or with incumbent carriers, could alter the regional or national competitive landscapes for Wireless.
•	Inbound roaming — we compete with other major national carriers to provide service to international operators who have customers who roam while in Canada.
•

Spectrum — Innovation, Science and Economic Development Canada (ISED Canada, formerly Industry Canada) has announced a future 600 MHz spectrum auction, expected to take place in the next two to three years. The outcome of this auction may increase competition.

CABLE

Internet

We compete with other ISPs that offer residential and commercial high-speed Internet access services. Rogers and Fido high-speed Internet services compete directly with:

•	Bell’s Internet service in Ontario;
•	Bell Aliant’s Internet services in New Brunswick and Newfoundland; and
•	various resellers using wholesale telecommunication company DSL and cable Third-Party Internet Access (TPIA) services in local markets.

Television

We compete with:

•	other Canadian multi-channel Broadcasting Distribution Undertakings (BDUs) including Bell, Shaw, other alternative satellite TV services, and Internet Protocol television;
•	OTT video offerings through providers like Netflix, YouTube, Apple, shomi, and other channels streaming their own content; and
•	over-the-air local and regional broadcast television signals received directly through antennas, and the illegal reception of US direct broadcast satellite services.

Phone

We compete with:

•	Bell and Bell Aliant’s wireline phone service in Ontario, New Brunswick, and Newfoundland and Labrador;
•

Incumbent Local Exchange Carrier (ILEC) local loop resellers and VoIP service providers (such as Primus and Comwave), other VoIP-only service providers (such as Vonage and Skype), and other voice applications riding over the Internet access services of ISPs; and

•	substitution of wireline for wireless products (commonly referred to as cord-cutting), including mobile phones and wireless home phone products.

BUSINESS SOLUTIONS

A number of different players in the Canadian market compete for enterprise network and communications services. There are relatively few national providers, but each market has its own competitors that usually focus on the geographic markets where they have the most extensive networks.

In the wireline voice and data market, we compete with facilities- and non-facilities-based telecommunications service providers. In markets where we own network infrastructure, we compete with incumbent fibre-based providers. Our main competitors are as follows, but there are also regional competitors:

•	Ontario – Bell, Cogeco Data Services, and Allstream;
•	Quebec – Bell, Telus, and Videotron;
•	Atlantic Canada – Bell Aliant and Eastlink; and
•	Western Canada – Shaw and Telus.

MEDIA

Television and specialty services compete for viewers and advertisers with other:

•	Canadian television stations that broadcast in their local markets, including those owned and operated by the CBC, Bell Media, and Shaw Media, some of which have greater national coverage;
•	specialty channels;
•	distant Canadian signals and US border stations, given the time-shifting capability available to subscribers;
•	media, including newspapers, magazines, radio, and outdoor advertising; and
•	content available on the Internet.

Our radio stations compete mainly with individual stations in local markets, but they also compete:

•	nationally with other large radio operators, including the CBC, Bell Media, Corus Entertainment, and satellite radio operator Sirius XM;
•	with other media, including newspapers, magazines, television, and outdoor advertising; and
•	with new technologies, such as online web information services, music downloading, portable media players, and online music streaming services.

TSC competes with:

•	retail stores;
•	catalogue, Internet, and direct mail retailers;
•	infomercials that sell products on television; and
•	other television channels, for channel placement, viewer attention, and loyalty.

Our magazines and other publications compete for readership and advertisers with:

•	other Canadian magazines, both digital and printed;
•	foreign, mostly US, titles that sell directly into Canada, both digital and printed; and
•	online information and entertainment websites.

Competition in Sports Entertainment includes other:

•	televised and online sports programming;
•	Toronto professional teams, for attendance at Toronto Blue Jays games;
•	Major League Baseball teams, for Toronto Blue Jays players and fans;
•	local sporting and special event venues; and
•	professional sports teams, for merchandise sales revenue.

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    27

MANAGEMENT’S DISCUSSION AND ANALYSIS

INDUSTRY TRENDS

The telecommunications industry in Canada and our business segments are affected by several overarching trends.

CHANGING TECHNOLOGIES AND CONSUMER DEMANDS

Consumer demand for mobile devices, digital media, and on-demand content across multiple platforms is pushing providers to build networks that can provide ever-increasing bandwidth capacity. Increased adoption of smartphones and growth in our data revenue continued this year, reflecting expanded use of applications, mobile video, messaging, and other wireless data.

Wireless carriers have been upgrading their HSPA networks to faster, higher-bandwidth LTE networks. Cable companies continue to improve television broadcasting technology, for example with 4K TV broadcasting capability.

Cable and wireline companies are shifting their networks towards higher speed and capacity data over cable service interface specifications (DOCSIS) 3.0/3.1 and fibre-to-the-home (FTTH) technologies. These new technologies provide faster potential data communication speeds, allowing both television and Internet signals to reach consumers more quickly. Telecommunications operators have also begun to roll out FTTH; however, these deployments will be made to existing homes over several years.

ECONOMIC CONDITIONS

We are affected by general economic conditions and consumer confidence and spending, especially in our Media segment, where advertising revenue is directly affected by the strength of the economy, and in our Business Solutions segment, where businesses may delay significant capital purchases and business services based on the strength of the economy.

REGULATION

Most areas of our business are highly regulated. These regulations can affect the programming we can offer, where and how we use our networks, how we build our businesses, the spectrum we can purchase, the prices that we charge for certain services, and with whom we compete. The wireless and cable segments of the telecommunications industry are both being affected by increased regulation and more reviews of the current regulations. See “Regulation in Our Industry” for more information.

28    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

WIRELESS TRENDS	CABLE TRENDS

More sophisticated wireless networks and devices and the rise of multimedia and Internet-based applications are making it easier and faster to receive data, driving growth in wireless data services.

Wireless providers are investing in the next generation of broadband wireless data networks, such as LTE and future 5G technologies, to support the growing data demand.

Wireless market penetration in Canada is approximately 82% of the population and is expected to grow at an estimated 1.4% annually over the next five years, per Goldman Sachs’ Global Investment Research Reports.

Effective June 3, 2015, the Canadian Radio-television and Telecommunications Commission (CRTC) Wireless Code has limited wireless term contracts to two years from three years, which has resulted in a greater number of customers completing and renewing contracts at any given time. Shorter-term contracts also generally create lower product subsidies as there is less time for carriers to recover those subsidies.

Subscribers are increasingly bringing their own devices or keeping their existing devices for a longer period and therefore may not enter into term contracts for wireless services. This may negatively impact our subscriber churn, but may create gross addition subscriber opportunities as a result of increased churn from other carriers. This also may negatively impact the monthly service fees charged to subscribers.

Wireless providers are collaborating with OTT services to offer their customers unique, value-added benefits.

Mobile commerce continues to increase as more devices and platforms adopt secure technology to facilitate wireless transactions.

The Internet and social media are increasingly being used as a substitute for traditional wireline telephone services, and televised content is increasingly available online, on both wireline and wireless devices. Downward Television tier migration (cord shaving) and Television cancellation with the intent of substitution (cord cutting) appear to be on the rise with increased adoption of OTT services, such as Apple TV, Netflix, and Android-based TV boxes.

Broadcast television technology continues to improve with 4K TV broadcasts and high dynamic range (HDR) for higher resolution and improved motion video.

Regulatory rulings, such as the CRTC Let’s Talk TV hearing, will result in an increase in à la carte, or “pick and pay”, TV channel options that may negatively impact the industry.

Our digital cable and VoIP telephony services compete with competitor IPTV deployments and non-facilities-based service providers, respectively, which continue to increase competitive intensity that have and may continue to negatively impact the industry.

Cable and wireline companies are expanding their service offerings to include faster broadband Internet. Canadian companies, including Rogers, are beginning to offer download speeds of 1 Gbps and Internet offerings with unlimited bandwidth in response to the perceived “need for speed”. Consumers are demanding ever-faster speeds for streaming online media, playing online video games, and for their ever-growing number of Internet-capable devices. In order to help facilitate these speeds, companies are upgrading networks to use fibre optic cable instead of traditional coaxial or copper core cable. Traditional cables cannot transfer data with the speed of fibre optics, allowing for a more engaging customer experience.

BUSINESS SOLUTIONS TRENDS	MEDIA TRENDS

Companies are using fibre-based access and cloud computing to capture and share information in more secure and accessible environments. This, combined with the rise of multimedia and Internet-based business applications, is driving exponential growth in data demand.

Enterprises and all levels of government are dramatically transforming data centre infrastructure by moving toward virtual data storage and hosting. This is driving demand for more advanced network functionality, robust, scalable services, and supportive dynamic network infrastructure.

Carriers are dismantling legacy networks and investing in next generation platforms and data centres that combine voice, data, and video solutions onto a single distribution and access platform.

Companies are using third parties to increase security for their data and information to address cyber threats and other information security risks.

Devices and machines are becoming more interconnected and there is more reliance on the Internet and other networks to facilitate updates and track usage.

Consumer demand for digital media, mobile devices, and on-demand content is pushing advertisers to shift spending away from conventional TV to digital platforms.

Competition has changed: traditional media assets in Canada are increasingly being controlled by a small number of competitors with significant scale and financial resources, and technology has allowed new entrants and even individuals to become media players in their own right.

Many players have become more vertically integrated across both traditional and emerging platforms. Both providers and purchasers of content have made the business plan more uncertain as the relationship between these entities has become more complex. Global aggregators have also emerged and are competing for both content and viewers.

Access to live sports and other premium content has become even more important for acquiring and retaining audiences that in turn attract advertisers and subscribers. Ownership of content and/or long-term agreements with content owners has therefore also become increasingly important to media companies.

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    29

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our Strategy

OUR STRATEGIC PRIORITIES

We announced our new set of strategic priorities in May 2014 called Rogers 3.0. This strategy builds on our many strengths, including a unique mix of network and media assets, and focuses on how we can reaccelerate our growth relative to our industry peers, increase the focus around the customer, reinvigorate our brands, continue our network and innovation leadership, and create an enhanced working environment for our employees.

To achieve these goals, Rogers 3.0 established strategic priorities as follows:

•	Be a Strong Canadian Growth Company
•	Overhaul the Customer Experience
•	Drive Growth in the Business Market
•	Invest in and Develop our People
•	Deliver Compelling Content Everywhere
•	Focus on Innovation and Network Leadership
•	Go to Market as One Rogers

BE A STRONG CANADIAN GROWTH COMPANY

The overarching goal of our Rogers 3.0 strategy is to reaccelerate growth relative to our Canadian peers as measured by growth in revenue and cash flow, and continuing to deliver healthy returns on assets.

OVERHAUL THE CUSTOMER EXPERIENCE

Improving customer experience is core to our Rogers 3.0 strategy. We believe that we can improve significantly in this area and have started on that journey. Our goal is to make it easy for customers to interact with Rogers when, how, and where they want. This means simplifying our processes and policies and integrating them into our IT systems and front-line employee training.

DRIVE GROWTH IN THE BUSINESS MARKET

The Canadian business market for communications services was valued in September 2015 by International Data Corporation Canada at an estimated $21 billion in 2016. We believe Rogers is currently under-indexed in this market. Currently, we provide our business customers with core telecommunication services such as wireless, broadband, next generation IP, and data centre services. We have aligned our organization to a new product and market strategy to capture additional share and drive growth by bringing innovative new services for business to market that leverage our enterprise-grade network. We believe the business market is in the midst of a significant transformation as new opportunities to provide managed services, technology solutions, and network security are gaining traction across the small, medium, and large business segments. We believe our strategy of being first-to-market with business service innovation, supported by an aligned and execution-focused organization, will quickly deliver new opportunities for Rogers in the business market. These opportunities will be a key focus of ours going forward as we strive to attract and serve more business customers.

INVEST IN AND DEVELOP OUR PEOPLE

Our employees are the heart and soul of Rogers and their passion for our company and our customers is world-class. Our strategy is to invest more in our people by updating our onboarding, training, and development programs and establishing clear accountabilities for all employees. We strive to provide our people, particularly our front-line employees, with the training, tools, and support they need. We believe that providing better training and tools to empower our employees will lead to increasingly positive experiences for our customers.

DELIVER COMPELLING CONTENT EVERYWHERE

The ways in which Canadians consume content have fundamentally changed. The new expectation is that content will be available “on demand”. Whether it is watching the latest episode of their favourite TV program at home or streaming a live sporting event on their mobile device, Canadians now expect to be able to consume any content they want, when and where they want, and on the device that they want.

Rogers has some of the most sought-after media assets in Canada, with a deep roster of leading sports assets, top radio stations, iconic magazines, and award winning television programming. We will continue to invest in compelling content for our customers and focus on enhancing the cooperation between our Wireless, Cable, Business Solutions, and Media teams so we can fully leverage our highly popular content and make it available wherever our customers want to consume it.

FOCUS ON INNOVATION AND NETWORK LEADERSHIP

Innovation has always been a part of our identity. Whether it is bringing to market new products or the latest network technologies, Rogers has led the way with many “firsts”.

We will continue to invest in our wireless and cable networks and innovative new products that run across them. We will aim to meet the growing demand for data with the highest quality of service while maintaining our network speed advantage. We will continue to generate and develop technologies and services that support our core product offerings.

GO TO MARKET AS ONE ROGERS

One Rogers is our plan for all of our employees, network, content, and brand assets to work much more closely together. To operate as One Rogers we must remove barriers to collaboration, cooperation, and agility across the organization. This allows for assets and expertise in one part of the company to be easily shared with other parts of the company to the benefit of our customers. We will work as One Rogers across our business segments to deliver enriched experiences right across our product sets and customer base.

30    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

OUR PROGRESS IN 2015

This was our first full year executing on Rogers 3.0, and we have continued to accelerate our transformation and deliver significant results. Specifically, we:

•	Extended wireless coverage in even more rural markets across Canada, allowing customers to stay connected in additional places, at no extra charge, and with no sign-up or opt-in requirements;
•

Launched new Rogers IGNITE broadband Internet-based bundled offerings with new usage options and value-added content, including Rogers NHL GameCentre LIVE and shomi and introduced Rogers IGNITE Gigabit Internet, which we expect to cover Rogers’ entire cable footprint by the end of 2016;

•	Launched an initiative with Spotify, one of the world’s most innovative music streaming services, delivering more value to our
Fido and Share Everything customers by including subscriptions to Spotify Premium;
•	Launched new products and services such as Fido Home Internet, which allows customers access to a greater range of Internet offerings at different price points; and
•	Launched 4K TV and a new 4K set-top box and announced a plan to broadcast over 100 live sporting events in 4K, including all 2016 Toronto Blue Jays home games and 20 marquee NHL games.

Delivering the Rogers 3.0 strategic plan is a journey and there is still much work ahead of us. However, since implementing our plan, we have made substantial progress in setting the structure and framework that will enable us to continue to deliver against these strategic priorities as we go forward.

Key Performance Drivers and Strategic Highlights

We set new corporate objectives each year to progress on our long-term strategic priorities and address short-term opportunities and risks.

2015 STRATEGIC HIGHLIGHTS

  OVERHAUL THE CUSTOMER EXPERIENCE

•

Expanded Roam Like Home to over 100 destinations in Europe, Asia, Mexico, South America, and Latin America, further simplifying how Wireless consumers use the Internet, make calls, and send texts and emails with their Rogers Share Everything plans. Customers have access to their Canadian plan features while traveling, all at a relatively low cost.

•

Reduced the number of customer complaints by more than 26% over the 12-month period ended July 31, 2015 according to the Commissioner for Complaints for Telecommunications Services’ (CCTS) December 2015 annual report. This builds off our customer complaint reduction of almost 32% for the prior 12-month period. As part of our Rogers 3.0 plan, we are committed to putting our customers first, and while our work is far from over, this report shows our focus on customers is paying off and we are heading in the right direction.

•

Enhanced our Share Everything plans through the launch of new Share Everything+ plans. The new plans allow customers to choose from one of three content experiences: Texture by Next Issue, shomi, or Spotify Premium.

•

Introduced customer care on Facebook Messenger, a global first in the telecommunications industry. With the tap of a screen or the click of a mouse, customers can now contact Rogers in real-time on Messenger, an environment where millions of Canadians already spend time every day.

•	Completed the purchase of a 50% interest in Glentel, previously Canada’s largest independent multicarrier of wireless and wireline products with several hundred Canadian retail outlets.
•

Launched Fido Home Internet in parts of Ontario, delivering simple, hassle-free plans and service that is easy to install and use. Customers can use their mobile phones to set up their connection so they do not have to wait for technicians to install their products.

•	Launched a new Platinum MasterCard with features including a 1.75% cashback reward points on all transactions, low annual fees, and no foreign exchange transactions fees.
•

Introduced a simplified customer bill for Rogers services, making it easier for customers to understand their spending and addressing the number one reason customers have historically called Rogers with questions. The new format makes usage details easier to understand, while creating a new layout and interactive graphical features so customers can more easily see how we calculated their bill. Our new bill is less complicated, is available across multiple platforms, and is an important step in our ongoing commitment to continuous improvement for our customers’ experiences.

•	Introduced a new Wireless Hardware Upgrade Program wherein customers now have the option to upgrade their wireless device online.
•

Unveiled a new look and feel, improved search and navigation capabilities, and accelerated response times for our online Community Forums. More customers want self-serve and our Community Forums are one of many ways our customers will be able to get the information they need quickly and easily.

•

Launched our Retail Academy, an employee training program designed to further enhance how we serve and support our customers in our branded retail stores. In addition, we started refreshing our brand at our national retail stores and transitioning certain other locations to a new design concept, which includes a connected Home Zone lounge where customers can experience Rogers IGNITE Internet bundles and Smart Home Monitoring.

•

Increased the speed and responsiveness of our rogers.com and fido.ca websites. In addition, we launched new, easier-to-navigate homepages and mobile-friendly product landing and promotion pages to provide customers with an improved digital experience.

•

Enhanced and simplified our customer-facing Integrated Voice Response (IVR) system along with our technical support transfer process to minimize the customers’ time from when they dial Rogers to when they talk to a live agent.

•	Released Rogers’ 2015 Transparency Report, our third annual report on how we share customer information in response to requests from legal authorities.

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    31

MANAGEMENT’S DISCUSSION AND ANALYSIS

  DRIVE GROWTH IN THE BUSINESS MARKET

•

Launched Managed Wi-Fi as a Service, a suite of services that gives business customers the ability to easily manage and monitor their network and performance from any location and tailor alerts by activity.

•

Introduced “leapfrog” global cybersecurity solutions as a service to help protect Canadian businesses. Through a partnership with Trustwave Inc., a global leader in cybersecurity services, our new suite of cybersecurity solutions will give businesses access to a team of experts who will help them manage real-time monitoring of security events, proactively run cybersecurity diagnostics, and maintain their network infrastructure.

•

Introduced Rogers Voice with Skype for Business, a cloud-based tool that lets businesses experience the commercial version of Skype with enhanced features and better communication with their teams, partners, and customers.

•

Expanded our third Toronto data centre, doubling our available floor space capacity. This next generation data centre is ‘Uptime Certified Tier III’ for design and construction, providing customers with best-in-class uptime guarantees for their mission-critical applications.

•

Deployed the GSMA Embedded SIM Specification of the M2M World Alliance, a global coalition of telecommunications providers. This standard allows for remote wireless provisioning of machine-to-machine (M2M) devices, significantly reducing the cost and time for enabling globally connected devices.

•

Recognized, along with AT&T, Verizon, and Vodafone, as a world leader in the M2M retail space by prominent global market research firm Research and Markets. Rogers is a Canadian leader in M2M and this recognition affirms our belief that our in-market solutions for business are world class.

  INVEST IN AND DEVELOP OUR PEOPLE

•	Recognized again as a Top Employer for 2016 in November 2015 and as a Top Employer for Young People in May 2015 by the editors of Canada’s Top 100 Employers.
•	Selected as one of Canada’s Best Diversity Employers for 2015 in a report released by Mediacorp Inc. in March 2015 for recognition of our efforts to promote diversity and inclusion in the workplace.
•

Named one of Canada’s Greenest Employers for 2015 by the editors of Canada’s Top 100 Employers in April 2015, an award that recognizes employers with innovative environmental programs and earth-friendly policies that actively involve their employees.

•

Named one of the 50 Best Corporate Citizens in Canada by Corporate Knights in June 2015, an award that recognizes employers that incorporate social, economic, and ecological benefits and costs in their normal course of business.

DELIVER COMPELLING CONTENT EVERYWHERE

•

Sportsnet was the most-watched televised sports brand in Canada, as verified by data collected by Numeris, a leading broadcast measurement source, between May 2014 and May 2015. Following a year of double-digit audience growth and record-setting ratings, for the first time in its 17-year history, more

Canadians tuned in to Sportsnet channels than to the competition. In October 2015, driven by our Toronto Blue Jays’ unforgettable 2015 MLB Postseason and the launch of the 2015-2016 NHL season, Sportsnet recorded its best month ever – and the best month ever for a sports TV network in Canada – for audience share, based on data collected by Numeris.

•	Introduced Rogers IGNITE Gigabit Internet; expected to cover Rogers’ entire cable footprint by the end of 2016.
•	Launched 4K TV and 4K set-top boxes; in 2016, we will broadcast over 100 live sporting events in 4K, including every 2016 Toronto Blue Jays home game and over 20 marquee NHL games.
•

Successfully and profitably completed the first year of our exclusive 12-year national NHL Agreement while bringing the NHL to more Canadians than ever before. We provided Canadians with new ways to experience games, through NHL GameCentre Live and NHL GamePlus, and on multiple platforms such as their computer, mobile phone, or tablet. Rogers Hometown Hockey has returned for a second season and is rolling into 24 new Canadian communities during the 2015-2016 NHL season with even more hockey festivities and entertainment.

•

Introduced Fido Pulse wireless plans, delivering more value by including a 24-month subscription to Spotify Premium, one of the world’s most innovative music streaming services, and access to exclusive Daily VICE, an edgy, ground-breaking news app.

•

Acquired exclusive Canadian English-language multimedia rights for Sportsnet to the 2016 World Cup of Hockey, including television, online, and mobile rights for every game of the highly-anticipated tournament.

•

Broadened the popular shomi video streaming service, making it available to all Canadians from coast to coast. shomi offers numerous exclusive series and expert-recommended collections, including programming for kids and families, not offered on other services. shomi is accessible to Canadians on their TVs and a variety of other platforms, including tablets, mobile, online, Xbox 360, PlayStation 4, Apple TV, and Chromecast. More titles and exclusive content were also added to shomi through an agreement with Corus Entertainment.

•

Announced a five-year renewal agreement through 2020 as the title sponsor for the Rogers Cup professional tennis tournament, with Sportsnet garnering coverage rights for a comprehensive suite of televised, online, mobile, and multimedia platforms. The Rogers Cup is a renowned international professional tennis tournament and supports a key pillar in our strategy of delivering world-class content and experiences to Canadians.

•

Expanded Texture by Next Issue for French-speaking and bilingual Canadians by adding 20 Québec-based French-language magazines to the more than 170 Canadian and US English magazines already on offer. In addition to providing full magazine issues, we also introduced more personalization for readers and more opportunity to search for and discover specific articles and stories of interest.

•

Rogers and VICE Media LLC (VICE) unveiled a world-class Canadian production studio and announced a new specialty channel, VICELAND, to be launched in early 2016. VICELAND will feature hundreds of hours of new and exclusive programming developed and produced by the young, creative minds that are the heart and soul of VICE.

32    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

FOCUS ON INNOVATION AND NETWORK LEADERSHIP

•

Completed our strategic acquisition of wireless provider Mobilicity and completed our transaction to acquire Shaw’s AWS-1 spectrum licences. We added and activated 20 MHz of contiguous AWS-1 spectrum adjacent to our existing 20 MHz of AWS-1 holdings across all of British Columbia and Alberta, and added 10 MHz of contiguous AWS-1 spectrum across Southern Ontario, the largest population centre in Canada. We also divested certain non-contiguous AWS-1 spectrum licences to WIND.

•

Augmented our extensive 2500 MHz spectrum holdings during the recent 2500 MHz spectrum auction. We successfully executed a tactical fill-in and top-up strategy to acquire nearly our entire allowable spectrum at an average cost of $0.10/MHz/pop, lower than other auction participants. We now hold 40 MHz of contiguous, paired 2500 MHz spectrum across nearly all of Canada, as well as an additional 20 MHz of unpaired 2500 MHz spectrum in many key population areas.

•	Launched new Rogers IGNITE broadband Internet-based bundled offerings with new unlimited usage options and value-added content, including Rogers NHL GameCentre LIVE and shomi.
•	Extended wireless network coverage in even more rural markets within Canada.
•	Named in 2015 as both Canada’s Fastest ISP and Canada’s Fastest Mobile Network by Ookla, a global leader in broadband speed testing.
•

Released independent testing research from SamKnows, an independent broadband performance company, dated February 2015 confirming that Rogers’ broadband Internet customers continue to enjoy fast and reliable upload and download service, delivered at 100 percent or more, on average, of advertised speeds, even during peak network hours.

•	Rogers’ wireless network was the first in Canada to be Category 6-enabled, allowing customers in select communities across Ontario and British Columbia to enjoy faster download speeds and a higher quality video experience on Category 6-enabled smartphones and tablets.
•

Extended Rogers Smart Home Monitoring services to residents in Vancouver and the Lower Mainland, British Columbia, and Calgary and Edmonton, allowing them to connect, protect, and manage what is happening at home using their mobile devices or computers.

•

First in Canada to launch Voice over LTE (VoLTE) technology, giving our Wireless customers across the country access to higher-quality high-definition voice and video calls, faster call setup and connection times, and the ability to simultaneously place calls, browse the web, and stream video at considerably greater LTE speeds.

•

Introduced complimentary Wi-Fi service throughout the Rogers Centre, our multi-purpose event venue and home to the Toronto Blue Jays, in yet another example of Rogers’ commitment to deliver the best-connected experience to Canadians.

•

Became the first company in the world to launch programmatic advertising for NHL GameCentre Live, whereby Internet users will see advertising banners (created and placed in real-time, with the help of Google) for recent events, such as a scored goal in a hockey game, and be encouraged to watch the goal.

GO TO MARKET AS ONE ROGERS

•

Successfully worked as one company, showing we can bring our entire team together to achieve our goals. We demonstrated this through the successful launch of our NHL Agreement, utilizing Wireless, Cable, and Media to bring the NHL to Canadians, and our launch of new initiatives such as Roam Like Home and Rogers IGNITE, while delivering more value with offerings such as Spotify Premium, shomi, and VICE.

•

Appointed executive leaders with significant experience in our industry and global best practices: Dirk Woessner as President, Consumer Business Unit, Rick Brace as President, Media Business Unit, and the internal appointment of Jamie Williams as our Chief Information Officer.

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    33

MANAGEMENT’S DISCUSSION AND ANALYSIS

2016 OBJECTIVES

Rogers 3.0 Priority	2016 Objectives
Be a strong Canadian growth company	Achieve our 2016 financial targets while investing to support future growth
Overhaul the customer experience	Save our customers time by making it easier for them to do business with us online and in-person
Drive growth in the business market	Expand our sales reach and introduce “leapfrog” technologies using our enterprise-grade networks
Invest in and develop our people	Build a high-performing culture by investing in employee development, new technology, and the workplace
Deliver compelling content everywhere	Deliver our content where our audiences want it and leverage it to differentiate our businesses
Focus on innovation and network leadership	Reclaim our leadership in Cable, maintain it in Wireless, and grow it in our business markets
Go to market as one Rogers	Work together, using all our assets and resources, to set Rogers apart from competitors

34    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

FINANCIAL AND OPERATING GUIDANCE

We provide consolidated annual guidance ranges for selected financial metrics on a consolidated basis consistent with the annual plans approved by our Board.

2015 ACHIEVEMENTS AGAINST GUIDANCE

The following table outlines guidance ranges that we had previously provided and our actual results and achievements for the selected full year 2015 financial metrics.

(In millions of dollars)	2015 Guidance	2015 Actual	Achievement
Consolidated Guidance [1]
Adjusted operating profit [2]	5,020 to 5,175	5,032	✓
Additions to property, plant and equipment [3]	2,350 to 2,450	2,440	✓
Free cash flow [2]	1,525 to 1,675	1,676	✓✓

Achieved ✓        Exceeded ✓✓

[1]

The above table outlines guidance ranges for selected full-year 2015 consolidated financial metrics provided in our January 29, 2015 earnings release and subsequently updated on July 23, 2015 to increase our free cash flow guidance by $175 million, which reflected the value of tax loss carry forwards acquired as part of the Mobilicity transaction that closed on July 2, 2015.

[2]

Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[3]	Includes additions to property, plant and equipment for the Wireless, Cable, Business Solutions, Media, and Corporate segments and does not include expenditures on spectrum licences.

2016 FULL YEAR CONSOLIDATED GUIDANCE

We expect steady growth in operating revenue and adjusted operating profit and lower additions to property, plant and equipment to drive higher free cash flow. We expect to have the financial flexibility to maintain our network advantages, to begin reducing debt, and to continue to return cash to shareholders.

(In millions of dollars, except percentages)	2015 Actual	2016 Guidance Ranges [1]
Consolidated Guidance
Operating revenue	13,414	Increase of 1% to 3%
Adjusted operating profit [2]	5,032	Increase of 1% to 3%
Additions to property, plant and equipment [3]	2,440	2,300 to 2,400
Free cash flow [2]	1,676	Increase of 1% to 3%

[1]	Guidance ranges presented as percentages reflect percentage increases over 2015 actual results.
[2]

Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[3]	Includes additions to property, plant and equipment for the Wireless, Cable, Business Solutions, Media and Corporate segments, and does not include expenditures on spectrum licences.

The above table outlines guidance ranges for selected full year 2016 consolidated financial metrics. These ranges take into consideration our current outlook and our actual results for 2015. The purpose of the financial outlook is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2016 financial results for evaluating the performance of our business. This information may not be appropriate for other purposes. Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with “About Forward-Looking Information”, “Risks and Uncertainties Affecting Our Business”, and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

We provide annual guidance ranges on a consolidated full-year basis, which are consistent with annual full-year Board-approved plans. Any updates to our full-year financial guidance over the course of the year would only be made to the consolidated guidance ranges that appear above.

Key underlying assumptions

Our 2016 guidance ranges above are based on many assumptions including, but not limited to, the following material assumptions:

•	continued intense competition in all segments in which we operate;
•	a substantial portion of our US dollar-denominated expenditures has been hedged at an average exchange rate of $1.22/US$;
•	key interest rates will remain relatively stable throughout 2016;
•

no significant additional regulatory developments, shifts in economic conditions, or macro changes in the competitive environment affecting our business activities. We note that regulatory decisions expected during 2016 could materially alter underlying assumptions around our 2016 Wireless, Cable, Business Solutions, and/or Media results in the current and future years, the impacts of which are currently unknown and not factored into our guidance;

•

the CRTC decision to require distributors to offer a basic entry-level television package capped at $25 per month, as well as channels above the basic tier on an “à la carte” basis or in smaller, reasonably priced packages by March 1, 2016, and both “à la carte” and in smaller, reasonably priced packages by December 1, 2016, is not expected to materially impact our Cable operating revenue;

•	Wireless customers will continue to adopt, and upgrade to, higher-value smartphones and a similar proportion of customers will remain on term contracts;
•	overall wireless market penetration in Canada is expected to grow in 2016 at a similar rate as in 2015;
•	continued subscriber growth in Wireless and Cable Internet; moderating net losses in Cable Television and Home Phone subscribers;
•	in Business Solutions, continued declines in our legacy and off-net business, and the continued execution of our plan to grow higher-margin next generation IP- and cloud-based services;
•	in Media, continued growth in Sportsnet and declines in our traditional media businesses; and

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    35

MANAGEMENT’S DISCUSSION AND ANALYSIS

•	with respect to additions to property, plant and equipment:
•	we expect to complete our analog-to-digital conversion during the first quarter of 2016;
•

we can offer IGNITE Gigabit Internet services in 2016 using available spectrum capacity on our fibre-coaxial network at an incremental capital cost of less than $50 per home. We will increase capacity as the demand for speed grows with further annual success-based capital investments;

•	we have rolled out LTE across the majority of our coverage area as well as deployed newly-acquired 700 MHz and AWS-1 spectrum; and
•	we made significant investments in our IPTV technology and legacy set-top boxes to bridge the customer experience pre-IPTV, thus gaining measurable unit cost efficiencies.

Capability to Deliver Results

LEADING NETWORKS

WIRELESS

Rogers has one of the most extensive and advanced wireless networks in Canada, which:

•	was the first LTE high-speed network in Canada;
•	reached approximately 93% of the Canadian population as at December 31, 2015 on our LTE network alone;
•	is supported by voice and data roaming agreements with international carriers in more than 200 countries, including a growing number of LTE roaming operators; and
•	includes network sharing arrangements with three regional wireless operators which operate in urban and rural parts of Canada.

We are continuously enhancing our IP service infrastructure for all of our wireless services. Advances in technology have transformed how our customers interact and how they use the variety of tools that are available to them in their personal and professional lives. Technology has also changed the way businesses operate.

Significant spectrum position

Our wireless services are supported by our significant wireless spectrum holdings in both high-band and low-band frequency ranges. As part of our network strategy, we expect to continue making significant capital investments in spectrum to:

•	support the rapidly growing usage of wireless data services; and
•	introduce new innovative network-enabled features and functionality.

Our spectrum holdings as at December 31, 2015 include:

Type of spectrum	Rogers licence	Who it supports
700 MHz	24 MHz in Canada’s major geographic markets, covering 99.7% of the Canadian population.	4G LTE subscribers.
850 MHz	25 MHz across Canada.	2G GSM and 3.5G / 4G HSPA+ subscribers (4G LTE in the future).
1900 MHz	60 MHz in all areas of Canada except 40 MHz Northern Quebec, 50 MHz in Southern Ontario, and 40 MHz in the Yukon, Northwest Territories, and Nunavut.	2G GSM and 3.5G / 4G HSPA+ subscribers (4G LTE in the future).
AWS 1700/2100 MHz	40 MHz in British Columbia, Alberta, 30 MHz in Southern Ontario and 20 MHz in the rest of Canada	4G LTE subscribers.
2500 MHz	40 MHz FDD across Canada and an additional 20 MHz TDD in key population areas in Quebec, Ontario and British Columbia.	4G LTE subscribers.

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We also have access to additional spectrum through network sharing agreements:

Type of spectrum	Kind of venture	Who it supports
2.3 GHz/3.5 GHz range

Inukshuk Wireless Partnership is a joint operation with BCE in which Rogers holds a 50% interest. Inukshuk holds 30 MHz (of which 20 MHz is usable) of 2.3 GHz spectrum primarily in Eastern Canada, including certain population centres in Southern and Eastern Ontario, Southern Quebec, and smaller holdings in New Brunswick, Manitoba, Alberta, and British Columbia. Inukshuk also holds 3.5 GHz licences (between 50-175 MHz) in most of the major population centres across Canada. The arrangement initially included 2500 MHz spectrum. This spectrum was distributed equally to the partners in late 2012. The current fixed wireless LTE national network utilizes the jointly held 2.3 GHz and 3.5 GHz spectrum bands.

Mobile and fixed wireless subscribers.
850 MHz, 1900 MHz AWS spectrum	Three network-sharing arrangements to enhance coverage and network capabilities:
	• with Manitoba Telecom Services, which covers 96% of the population across Manitoba;	3.5G /4G HSPA+, 4G LTE subscribers.
	• with TBayTel, that covers the combined base of customers in North Western Ontario; and	3.5G / 4G HSPA+ subscribers.
	• with Quebecor (Videotron) to provide LTE services across the province of Quebec.	4G LTE subscribers.

We have an option arrangement to buy additional spectrum, subject to commercial terms and regulatory approvals:

Type of spectrum	Transaction	Who it will support
AWS-1 spectrum

Part of a larger strategic transaction with Videotron, which could lead to the acquisition of Videotron’s Tier 3 Toronto AWS-1 spectrum. If a transaction is to occur, it will be subject to regulatory approval.

4G LTE subscribers.

CABLE

Our expansive fibre and hybrid fibre-coaxial infrastructure delivers services to consumers and businesses in Ontario, New Brunswick, and Newfoundland. We also operate a transcontinental fibre-optic network that extends over 48,000 route kilometres and is used to service enterprise customers, including government and other telecommunications service providers. We also use our extensive fibre network for backhaul for wireless cell site traffic. In Canada, the network extends coast-to-coast and includes local and regional fibre, transmission electronics and systems, hubs, POPs, and IP Routing and switching infrastructure. The network also extends to the US, from Vancouver south to Seattle, from the Manitoba-Minnesota border through Minneapolis, Milwaukee, and Chicago, from Toronto through Buffalo, and from Montreal through Albany to New York City and Ashburn, allowing us to connect Canada’s largest markets, while also reaching key US markets for the exchange of data and voice traffic.

The network is structured to optimize performance and reliability and to allow for the simultaneous delivery of video, voice, and Internet over a single platform. It is generally constructed in rings that interconnect with distribution hubs, minimizing disruptions that can result from fibre cuts and other events.

Homes and commercial buildings are connected to our network through hybrid fibre-coaxial nodes. We connect the node to the network using fibre optic cable and the home to the node using coaxial cable. Using 860 MHz (Ontario) and 750 MHz (Atlantic

Canada) of shared cable spectrum, we deliver video, voice, and broadband services to our customers. Hybrid fibre-coaxial node segmentation increases bandwidth per home passed by reducing the number of customers that share the cable spectrum.

We continually upgrade the network to improve capacity, enhance performance and reliability, reduce operating costs, and introduce new features and functionality. For example, we invest in:

•	further segmenting our network nodes to reduce the number of homes sharing spectrum in each node;
•	improving video signal compression by moving to more advanced video protocols;
•	improving channel and on-demand capacity through switched digital video; and
•	increasing the FTTH footprint by connecting more homes directly to fibre.

In early 2016, we expect to complete the transitioning of customers receiving television signals over our analog broadcast channels to all-digital services, freeing up significant cable network capacity for additional features and services. The analog-to-digital subscriber migration will continue to strengthen the customer experience and, in addition to allowing us to reclaim significant amounts of network capacity, enable us to reduce future network operating and maintenance costs. The migration from analog to digital required additional spending because it involved fitting analog homes with digital converters and removing existing analog filtering equipment.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Broadband Internet service is provided using the DOCSIS 3.0/3.1 standard, which combines multiple RF channels onto one access point at the customer premise, delivering exceptional performance. The bandwidth of our Internet service offerings has increased 166-fold in the last 10 years as we bring new technologies to market when they become available. This track record of investing in our networks and demonstrating the capability to deploy best-in-class service is one of our key strategies for ensuring that we stay competitive with other service providers that provide Internet service into homes and businesses over copper facilities.

Through our advanced, hybrid fibre-coaxial network, we expect to be able to offer consumers across our entire DOCSIS 3.0/3.1 footprint Internet download speeds up to 1 Gbps by the end of 2016. We will be able to upgrade our entire footprint of over four million homes with Gigabit Internet at an incremental in-year capital cost of less than $50 per home. We will increase capacity as the demand for speed grows with further annual success-based capital investments.

We continue to invest in and improve our cable network; for example, with technology to support the launch of gigabit Internet speeds, Rogers 4K TV, a new 4K set-top box, and North America’s largest commitment to live broadcasting in 4K with HDR.

Voice-over-cable telephony services are provided over a dedicated DOCSIS network. Our offerings ensure a high quality of service by including network redundancy as well as network and customer premise backup powering. Our phone service includes a rich set of features, such as TV Call Display, three-way calling, and advanced voicemail features that allow customers to be notified of, and listen to, their home voicemail on their wireless phone or over the Internet.

BUSINESS SOLUTIONS

We own and operate some of the most advanced networks and data centres in Canada. We leverage our national fibre, cable, and wireless networks and data centre infrastructure to enable businesses to deliver greater value to their customers through proactive network monitoring and problem resolution with enterprise-level reliability, security, and performance. We operate our own robust, facilities-based, transcontinental network with 100% digital fibre optic backbone and strategic interconnect points to the US and overseas for cross-border and international coverage. Our primary and secondary Network Operation Centres proactively monitor Rogers’ networks to mitigate the risk of service interruptions and allow for rapid responses to any outages.

Our data centres provide guaranteed uptime and expertise in colocation, cloud, and managed services solutions. We own and operate 17 state-of-the-art, highly reliable, certified data centres across Canada, including:

•	Canada’s first Tier III Design and Construction certified multi-tenant facility, opened in 2012 in Toronto;
•	Alberta’s first Tier III certified data centre, opened in 2014; and
•	a third Tier III certified data centre in Ottawa, opened in 2015.

POWERFUL BRANDS

The Rogers brand has strong national recognition through our:

•	established networks;
•	extensive distribution;
•	recognizable media content and programming;
•	advertising;
•	event sponsorships, including the Rogers Cup;
•	community investment, including Rogers Youth Fund; and
•	naming rights to some of Canada’s landmark buildings, including the Rogers Centre in Toronto, Rogers Arena in Vancouver, and Rogers Place in Edmonton.

We also own or utilize some of Canada’s most recognized brands including:

•	the wireless brands of Rogers, Fido, chatr, and Mobilicity;
•	over 20 TV stations and specialty channels, including Sportsnet, FX (Canada) and FXX (Canada), OMNI, and City;
•	over 30 publications, including Maclean’s, Chatelaine, Flare, Hello! Canada, and Canadian Business;
•	Texture by Next Issue, with a catalogue of over 190 premium Canadian and US magazine titles;
•	over 50 radio stations, including 98.1 CHFI, 680 News, Sportsnet The FAN, KISS, JACK FM, and SONiC;
•	major league sports teams, including the Toronto Blue Jays, and teams owned by MLSE, such as the Toronto Maple Leafs, the Toronto Raptors, and Toronto FC;
•	TSC, the only nationally broadcast, interactive, multi-channel Canadian retailer;
•	shomi, a subscription-based video-on-demand service; and
•	VICE, a global youth media company that produces and distributes global online video and text content.

WIDESPREAD PRODUCT DISTRIBUTION

WIRELESS

We distribute our wireless products nationally using various channels including:

•	an extensive independent dealer network;
•	company-owned Rogers and Fido retail stores;
•	major retail chains and convenience stores;
•	other distribution channels, such as WOW! Mobile boutique, as well as Wireless Wave and TBooth Wireless through our ownership interest in Glentel;
•	customer self-serve using rogers.com, fido.ca, chatrwireless.com, mobilicity.ca, or e-commerce sites;
•	our call centres; and
•	outbound telemarketing.

CABLE

We distribute our cable products using various channels including:

•	company-owned Rogers and Fido retail stores;
•	customer self-serve using rogers.com;
•	our call centres, outbound telemarketing, and door-to-door agents;
•	major retail chains; and
•	an extensive network of third-party retail locations.

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BUSINESS SOLUTIONS

Our sales team sells Business Solutions services to Canadian business and public sector telecommunications customers. An extensive network of third-party channel distributors deals with IT integrators, consultants, local service providers, and other indirect sales relationships. This diverse approach gives greater breadth of coverage and allows for strong sales growth for next generation services.

FIRST CLASS MEDIA CONTENT

We deliver highly sought-after sports content enhanced by the following initiatives:

•

an exclusive national 12-year agreement with the NHL, which began with the 2014-2015 NHL season and allows us to deliver unprecedented coverage of North American professional hockey across television, smartphones, tablets, and the Internet;

•	Rogers NHL GameCentre LIVE, an upgraded online destination for enhancing NHL action on any screen;
•

NHL GamePlus, an innovative and interactive experience within Rogers NHL GameCentre LIVE that includes revolutionary camera angles, exclusive interviews and analysis, and original video-on-demand content;

•	Rogers Hometown Hockey Tour, which brings hockey-themed festivities and outdoor viewing parties to 24 communities across Canada over the 2015-2016 NHL season;
•	the MLB Network, a 24-hour network dedicated to baseball, brought to Canada for the first time on Rogers digital cable;
•	an 8-year, multi-platform broadcast rights agreement with MLB Properties and MLB Advanced Media to show live and in-progress games and highlights within Canada through 2021;
•	a 10-year multi-platform agreement that commenced in August 2014, which makes Rogers the exclusive wholesaler and a distributor of World Wrestling Entertainment’s (WWE) flagship programming in Canada;
•	exclusive broadcasting and distribution rights of the Toronto Blue Jays through our ownership of the team; and
•	exclusive Canadian English language broadcast and mobile rights for the highly anticipated 2016 World Cup of Hockey.

ENGAGED PEOPLE

For our team of approximately 26,000 employees, we strive to create a great workplace, focusing on all aspects of the employee experience, which include:

•	engaging employees and building high-performing teams through initiatives including engagement surveys and leadership development programs;
•	aiming to attract and retain top talent through effective training and development, performance-driven employee recognition programs, and career progression programs for front-line employees;
•	maintaining our commitment to diversity and inclusion; and
•	providing a safe, collaborative, and agile workplace that provides employees the tools and training to be successful.

FINANCIAL STRENGTH AND FLEXIBILITY

We have an investment-grade balance sheet, conservative debt leverage, and substantial available liquidity of $3.3 billion as at December 31, 2015. Our capital resources consist primarily of cash provided by operating activities, cash and cash equivalents, available lines of credit, funds available under our accounts receivable securitization program, and issuances of long-term debt. We also own approximately $966 million of marketable equity securities in publicly traded companies as at December 31, 2015.

The following information is forward-looking and should be read in conjunction with “About Forward-Looking Information”, “Financial and Operating Guidance”, “Risks and Uncertainties Affecting Our Business”, and our other disclosures about various economic, competitive, and regulatory assumptions, factors, and risks that could cause our actual future financial and operating results to differ from those currently expected.

Similar to 2015, we anticipate generating a net cash surplus in 2016 from our cash provided by operating activities. We expect that we will have sufficient capital resources to satisfy our cash funding requirements in 2016, including the funding of dividends on our common shares, repayment of maturing long-term debt, and other financing activities, investing activities, and other requirements. This takes into account our opening cash balance, cash provided by operating activities, the amount available under our $3.5 billion bank credit facilities, our accounts receivable securitization program, and funds available to us from the issuance of other bank, publicly issued, or private placement debt from time to time. As at December 31, 2015, there were no significant restrictions on the flow of funds between Rogers and its subsidiary companies.

We believe we can satisfy foreseeable additional funding requirements by issuing additional debt financing, which, depending on market conditions, could include restructuring our existing bank credit and letter of credit facilities, or entering into new bank credit facilities, issuing public or private debt, amending the terms of our accounts receivable securitization program, or issuing equity. We may also opportunistically refinance a portion of existing debt depending on market conditions and other factors. There is no assurance, however, that these financing initiatives will or can be done as they become necessary.

HEALTHY TRADING VOLUMES AND DIVIDENDS

Our Class B Non-Voting common shares actively trade on the TSX and NYSE with a combined average daily trading volume of approximately 1.6 million shares. In addition, our Class A Voting common shares trade on the TSX. Dividends are the same on both classes of shares. In 2015, each share paid an annualized dividend of $1.92.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

2015 Financial Results

See “Accounting Policies” in this MD&A and the notes to our 2015 Audited Consolidated Financial Statements for important accounting policies and estimates as they relate to the following discussion.

We use several key performance indicators to measure our performance against our strategies and the results of our peers and competitors. Many of these are not defined terms under IFRS and should not be considered as alternative measures to net income or any other financial measure of performance under IFRS. See “Key Performance Indicators” and “Non-GAAP Measures” for more information.

SUMMARY OF CONSOLIDATED RESULTS

	Years ended December 31
(In millions of dollars, except margins and per share amounts)	2015	2014	% Chg
Operating revenue
Wireless	7,651	7,305	5
Cable	3,465	3,467	–
Business Solutions	377	382	(1)
Media	2,079	1,826	14
Corporate items and intercompany eliminations	(158)	(130)	22
Operating revenue	13,414	12,850	4
Adjusted operating profit (loss)
Wireless	3,239	3,246	–
Cable	1,658	1,665	–
Business Solutions	116	122	(5)
Media	172	131	31
Corporate items and intercompany eliminations	(153)	(145)	6
Adjusted operating profit [1]	5,032	5,019	–
Adjusted operating profit margin [1]	37.5%	39.1%	(1.6 pts )
Net income	1,381	1,341	3
Basic earnings per share	$2.68	$2.60	3
Adjusted net income [1]	1,490	1,532	(3)
Adjusted basic earnings per share [1]	$2.89	$2.97	(3)
Additions to property, plant and equipment	2,440	2,366	3
Free cash flow [1]	1,676	1,437	17
Cash provided by operating activities	3,747	3,698	1

[1]

Adjusted operating profit, adjusted operating profit margin, adjusted net income, adjusted basic earnings per share, and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

40    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

KEY CHANGES IN FINANCIAL RESULTS THIS YEAR COMPARED TO 2014

OPERATING REVENUE

Wireless network revenue increased this year primarily as a result of the continued adoption of higher-postpaid ARPA-generating Rogers Share Everything plans, partially offset by the introduction over the past year of lower-priced roaming plans.

Cable operating revenue remained consistent this year as the impact of a higher subscriber base for our Internet products and the movement of customers to higher-end speed and usage tiers were offset by Television and Phone subscriber losses over the past year.

Business Solutions operating revenue decreased this year primarily as a result of the continued reduction in lower margin, off-net legacy revenue, which more than offset the growth in on-net next generation services, including our data centre businesses.

Media operating revenue increased this year primarily as a result of revenue generated by our NHL Agreement, growth at Sportsnet, and higher revenue at the Toronto Blue Jays, partially offset by continued softness in conventional TV and print advertising, as well as lower consumer retail sales at TSC.

ADJUSTED OPERATING PROFIT

Wireless adjusted operating profit decreased this year primarily as a result of higher net unit costs for equipment and a greater number of upgrades, partially offset by continued adoption of higher-postpaid-ARPA-generating service plans and higher equipment revenue.

Cable adjusted operating profit this year was consistent with last year as higher investments in customer care, network, and customer value enhancement-related costs were offset by various efficiency and productivity initiatives.

Business Solutions adjusted operating profit decreased this year as a result of continued declines in the legacy, off-net business, partially offset by continued growth in the higher-margin on-net, next generation business and productivity improvements.

Media’s adjusted operating profit increased this year primarily as a result of the success of the Toronto Blue Jays.

NET INCOME AND ADJUSTED NET INCOME

Net income increased this year primarily as a result of lower restructuring, acquisition and other costs, lower finance costs, lower income taxes, and higher other income, partially offset by higher depreciation and amortization. Adjusted net income decreased this year as this measure excludes the impact of the gain on acquisition of Mobilicity and the loss on non-controlling interest purchase obligation.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

  WIRELESS

ROGERS IS CANADA’S LARGEST PROVIDER OF WIRELESS COMMUNICATIONS SERVICES

As at December 31, 2015, we had:

•	approximately 9.9 million subscribers; and
•	approximately 34% subscriber share and 34% revenue share of the Canadian wireless market.

WIRELESS FINANCIAL RESULTS

	Years ended December 31
(In millions of dollars, except margins)	2015 [1]	2014	% Chg
Operating revenue
Network revenue	6,902	6,743	2
Equipment sales	749	562	33
Operating revenue	7,651	7,305	5
Operating expenses
Cost of equipment [2]	1,845	1,488	24
Other operating expenses	2,567	2,571	–
Operating expenses	4,412	4,059	9
Adjusted operating profit	3,239	3,246	–
Adjusted operating profit margin as a % of network revenue	46.9%	48.1%	(1.2 pts	)
Additions to property, plant and equipment	866	978	(11)

[1]	The operating results of Mobilicity are included in the Wireless results of operations from the date of acquisition on July 2, 2015.
[2]	Includes the cost of equipment sales and direct channel subsidies.

WIRELESS SUBSCRIBER RESULTS 1

(In thousands, except churn, postpaid ARPA, and blended ARPU)	Years ended December 31
	2015	2014	Chg
Postpaid
Gross additions	1,354	1,238	116
Net additions (losses)	106	(1)	107
Total postpaid subscribers [2,3]	8,271	8,073	198
Churn (monthly)	1.27%	1.27%	–
ARPA (monthly)	$110.74	$106.41	$4.33
Prepaid
Gross additions	677	507	170
Net additions (losses)	75	(52)	127
Total prepaid subscribers [3,4]	1,606	1,377	229
Churn (monthly)	3.45%	3.42%	0.03 pts
Blended ARPU (monthly)	$59.71	$59.41	$0.30

[1]	Subscriber counts, subscriber churn, postpaid ARPA, and blended ARPU are key performance indicators. See “Key Performance Indicators”.
[2]

Effective January 1, 2015 and on a prospective basis, our Wireless postpaid subscriber results included Wireless Home Phone subscribers resulting in a base adjustment of approximately 92,000 cumulative subscribers, which are not included in net additions, but do appear in the ending total balance for December 31, 2015.

[3]	As at end of period.
[4]

On July 2, 2015, we acquired approximately 154,000 Wireless prepaid subscribers as a result of our acquisition of Mobilicity, which are not included in net additions, but do appear in the ending total balance for December 31, 2015.

42    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

OPERATING REVENUE

Our operating revenue depends on the size of our subscriber base, the revenue per account, the revenue from the sale of wireless devices, and other equipment sales.

Network revenue

Network revenue includes revenue derived from voice and data services from:

•	postpaid and prepaid monthly fees;
•	data usage;
•	airtime;
•	long distance charges;
•	essential services charges;
•	inbound and outbound roaming charges; and
•	certain fees.

The 2% increase in network revenue this year was a result of:

•

the continued adoption of customer-friendly Rogers Share Everything plans, which generate higher postpaid ARPA, bundle in various calling features and long distance, provide the ability to pool data usage across multiple devices, and grant access to our other offerings, such as Roam Like Home, Rogers NHL GameCentre LIVE, Spotify Premium, shomi, and Texture by Next Issue;

•	our acquisition of Mobilicity; and
•	an adjustment pertaining to the anticipated usage of our loyalty programs; partially offset by
•

a 13% decrease in roaming revenue this year as a result of changes to roaming plans, including the introduction of Roam Like Home in the US, Caribbean, Mexico, Latin America, and Europe, which simplify the customer experience and provide greater value to the customer.

The 4% increase in postpaid ARPA was a result of the continued adoption of Rogers Share Everything plans relative to the number of subscriber accounts as customers increasingly utilize the advantages of premium offerings and access their shareable plans with multiple devices on the same account.

The 1% increase in blended ARPU this year was a result of:

•	increased network revenue as discussed above; partially offset by
•

the impact of expanding our lower-blended-ARPU-generating prepaid subscriber base relative to our total subscriber base as a result of our acquisition of Mobilicity and the general increase in prepaid net additions; and

•	the inclusion of lower-blended-ARPU-generating Wireless Home Phone subscribers in our postpaid base.

Excluding the impact of roaming revenue and the addition of Mobilicity and Wireless Home Phone subscribers, blended ARPU would have increased by 4% this year.

We believe the increases in gross and net additions to our postpaid subscriber base and stable postpaid churn this year were results of our strategic focus on enhancing the customer experience by providing higher-value offerings, such as our new Share Everything plans, and improving our customer service. Significantly, this was achieved during the industry’s “double cohort” period and with heightened competitive activity.

The “double cohort” refers to the greater-than-usual number of subscriber contracts that ended as both three-year and two-year contracts expired near the same time. This industry-wide impact commenced late in the second quarter of 2015 and will generally result in subscribers being on shorter-term contracts than in the past.

We activated and upgraded approximately 3.0 million smartphones for new and existing subscribers this year, compared to approximately 2.6 million in 2014. The increase was due to an 11% increase in hardware upgrades and a 9% increase in gross additions.

The increase in our prepaid subscriber base was primarily a result of the acquisition of approximately 154,000 subscribers upon our acquisition of Mobilicity and an increase in net additions of 75,000 subscribers mainly due to our chatr national expansion initiative.

Equipment sales

Equipment sales (net of subsidies) include revenue from sales to:

•	independent dealers, agents, and retailers; and
•	subscribers through fulfillment by Wireless’ customer service groups, websites, telesales, and corporate stores.

The 33% increase in revenue from equipment sales this year, in part due to the impact of the industry’s double cohort, was a result of:

•	11% more device upgrades by existing subscribers; and
•	increases in equipment sales prices.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATING EXPENSES

We assess operating expenses in two categories:

•	the cost of wireless handsets and equipment; and
•	all other expenses involved in day-to-day operations, to service existing subscriber relationships, and to attract new subscribers.

The 24% increase in the cost of equipment sales this year was a result of:

•	a shift in the product mix of device sales and upgrades towards higher-cost smartphones; and
•	increased equipment sales volumes as discussed above, the majority of which were higher-cost smartphones.

Total customer retention spending (primarily consisting of subsidies on handset upgrades) increased by 12% this year as a result of:

•	increased device upgrades by existing subscribers due in part to the industry’s double cohort, as discussed above; and
•	increased subsidy rates provided on higher-cost smartphones; partially offset by
•	improvements in our sales channels resulting in lower commissions.

Other operating expenses (excluding retention spending) increased this year as a result of higher service costs and incremental expenses resulting from our acquisition of Mobilicity, partially offset by efficiency gains and improvements in cost management.

ADJUSTED OPERATING PROFIT

The marginal decrease in adjusted operating profit this year was a result of higher operating revenue, partially offset by higher operating expenses, as discussed above.

OTHER DEVELOPMENTS

Investment in Glentel

In May 2015, we completed our purchase of 50% of the common shares of Glentel from BCE for cash consideration of $473 million. Glentel is now jointly owned with BCE. Glentel is a large multicarrier of wireless and wireline products and services with several hundred Canadian wireless retail distribution outlets, as well as operations in the US and Australia. Our investment in Glentel is accounted for as a joint venture using the equity method.

Acquisition of Mobilicity

In July 2015, we completed the acquisition of 100% of the outstanding common shares of Mobilicity for cash consideration of $443 million. On acquisition, Mobilicity provided wireless telecommunication services in Toronto, Ottawa, Calgary, Edmonton, and Vancouver to its 154,000 prepaid subscribers and owned AWS-1 spectrum licences.

Subsequent to the acquisition of Mobilicity, Rogers and WIND undertook an AWS-1 spectrum licence asset exchange in Southern Ontario to create an additional 10 MHz of contiguous, paired AWS-1 spectrum for Rogers. In addition, Rogers transferred certain non-contiguous AWS-1 spectrum licences to WIND in British Columbia, Alberta, and various regions in Ontario for nominal cash proceeds.

Spectrum licences

In April 2015, we participated in the 2500 MHz spectrum licence auction in Canada. We were awarded 41 spectrum licences consisting of 20 MHz blocks of contiguous, paired spectrum in Canada’s major geographic markets. We paid to ISED Canada and capitalized a total of $27 million for the licences, which included $3 million of costs directly attributable to the acquisition of the spectrum licences.

In June 2015, we obtained AWS-1 spectrum licences from Shaw after exercising a previously acquired option and paying the final $100 million installment. We recognized the spectrum licences as intangible assets of $352 million, which included $2 million of directly attributable costs. The spectrum licences provide us with more contiguous spectrum in British Columbia and Alberta. Subsequent to exercising the option, other non-contiguous spectrum acquired from Shaw was transferred to WIND.

44    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

  CABLE

ONE OF CANADA’S LEADING PROVIDERS OF HIGH-SPEED INTERNET, CABLE TELEVISION, AND PHONE SERVICES

As at December 31, 2015, we had:

•	approximately 2.0 million high-speed Internet subscribers;
•	approximately 1.9 million Television subscribers – approximately 31% of Canadian cable television subscribers;
•	approximately 1.1 million Phone subscribers; and
•	a network that passes approximately 4.2 million homes in Ontario, New Brunswick, and Newfoundland.

CABLE FINANCIAL RESULTS

	Years ended December 31
(In millions of dollars, except margins)	2015 [1]	2014	% Chg
Operating revenue
Internet	1,343	1,245	8
Television	1,669	1,734	(4)
Phone	445	478	(7)
Service revenue	3,457	3,457	–
Equipment sales	8	10	(20)
Operating revenue	3,465	3,467	–
Operating expenses
Cost of equipment	4	6	(33)
Other operating expenses	1,803	1,796	–
Operating expenses	1,807	1,802	–
Adjusted operating profit	1,658	1,665	–
Adjusted operating profit margin	47.8%	48.0%	(0.2 pts )
Additions to property, plant and equipment	1,030	1,055	(2)

[1]	The operating results of Source Cable are included in the Cable results of operations from the date of acquisition on November 4, 2014.

CABLE SUBSCRIBER RESULTS 1

	Years ended December 31
(In thousands)	2015	2014 [2]	Chg
Internet
Net additions	37	34	3
Total Internet subscribers [2,3]	2,048	2,011	37
Television
Net losses	(128)	(119)	(9)
Total Television subscribers [2,3]	1,896	2,024	(128)
Phone
Net losses	(60)	(14)	(46)
Total Phone subscribers [2,3]	1,090	1,150	(60)
Cable homes passed [2,3]	4,153	4,068	85
Total service units [4]
Net losses	(151)	(99)	(52)
Total service units [2,3]	5,034	5,185	(151)

[1]	Subscriber count is a key performance indicator. See “Key Performance Indicators”.
[2]

On November 4, 2014, we acquired approximately 16,000 cable high-speed Internet subscribers, 16,000 Television subscribers, and 11,000 Phone subscribers from our acquisition of Source Cable. These subscribers are not included in net additions, but do appear in the ending total balance for December 31, 2014 and 2015. The acquisition also increased homes passed by approximately 26,000.

[3]	As at end of period.
[4]	Includes Internet, Television, and Phone subscribers.

OPERATING REVENUE

Internet revenue includes:

•	monthly subscription and additional use service revenue from residential, small business, and wholesale Internet access subscribers; and
•	modem rental fees.

Television revenue includes:

•	digital and analog cable services – comprised of:
•	basic cable service fees;
•	tier service fees;
•	access fees for use of channel capacity by third parties; and
•	premium and specialty service subscription fees, including pay per view service fees and video-on-demand service fees; and
•	rentals of digital cable set-top boxes.

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    45

MANAGEMENT’S DISCUSSION AND ANALYSIS

Phone revenue includes revenue from residential and small business local telephony service from:

•	monthly service fees;
•	calling features such as voicemail, call waiting, and caller ID; and
•	long distance calling.

The stable total operating revenue this year was a result of:

•	the movement of Internet customers to higher speed and usage tiers;
•	a higher subscriber base for our Internet products;
•	the impact and timing of general pricing increases implemented over the past year, net of promotional pricing; and
•	an adjustment pertaining to the anticipated usage of our loyalty programs; offset by
•	Television and Phone subscriber losses over the past year; and
•	Television subscribers downgrading their service plans compared to the prior year.

The implementation of a CRTC decision mandating that, effective January 23, 2015, telecommunications providers could no longer require customers to provide a minimum of 30 days’ notice when canceling services effectively resulted in an extra month of customer deactivations being counted this year. As cancellations occur throughout the year, we believe this caused a $24 million decrease in Cable operating revenue for the remainder of the year.

Internet revenue

The 8% increase in Internet revenue this year was a result of:

•

the general movement of customers to higher speed and usage tiers through the launch of our new IGNITE broadband Internet offerings that provide subscribers with broader choices of speed and data usage and incorporate bundled, value-added content;

•	a larger Internet subscriber base; and
•	the impact and timing of changes in Internet service pricing; partially offset by
•	declines in Internet additional usage revenue as portions of the subscriber base move to the higher-value, unlimited usage plans.

Television revenue

The 4% decrease in Television revenue this year was a result of:

•	the decline in Television subscribers over the past year primarily associated with the changing television consumption environment; and
•	Television subscribers downgrading their service plans compared to the prior year; partially offset by
•	the impact and timing of general pricing increases implemented over the past year, net of promotional pricing.

The digital cable subscriber base represented 91% of our total Television subscriber base as at December 31, 2015, compared to 88% as at December 31, 2014. The larger selection of digital content, video-on-demand, and HDTV and PVR equipment combined with our ongoing analog-to-digital network conversion continue to contribute to the increasing penetration of digital as a percentage of our total Television subscriber base. We expect to complete our analog-to-digital conversion during the first quarter of 2016.

Phone revenue

The 7% decrease in Phone revenue this year was a result of a smaller subscriber base.

Equipment sales

Equipment sales include revenue generated from the sale of digital cable set-top boxes and Internet modems.

The decrease in revenue from equipment sales this year was a result of a decrease in cable set-top box sales compared to the prior year.

OPERATING EXPENSES

We assess Cable operating expenses in three categories:

•	the cost of programming;
•	the cost of equipment sales (cable digital set-top boxes and Internet modem equipment); and
•	all other expenses involved in day-to-day operations, to service and retain existing subscriber relationships, and to attract new subscribers.

The stable operating expenses this year were a result of:

•	higher investments in programming and customer offerings; offset by
•	relative shifts in product mix to higher-margin Internet from conventional Television broadcasting; and
•	various cost efficiency and productivity initiatives.

ADJUSTED OPERATING PROFIT

The stable adjusted operating profit this year was a result of the revenue and expense changes described above.

46    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

  BUSINESS SOLUTIONS

LEADING-EDGE WIRELINE TELECOM AND DATA COMMUNICATIONS SERVICES TO CANADIAN BUSINESSES

As at December 31, 2015, Business Solutions:

•	sells to small, medium, and large enterprises and governments;
•	sells to other carriers on a wholesale basis;
•	has 8,500 on-net fibre connected buildings; and
•	has fibre passing close to an additional 23,000 near-net buildings.

BUSINESS SOLUTIONS FINANCIAL RESULTS

	Years ended December 31
(In millions of dollars, except margins)	2015 [1]	2014	% Chg
Operating revenue
Next generation	288	271	6
Legacy	85	106	(20)
Service revenue	373	377	(1)
Equipment sales	4	5	(20)
Operating revenue	377	382	(1)
Operating expenses	261	260	–
Adjusted operating profit	116	122	(5)
Adjusted operating profit margin	30.8%	31.9%	(1.1 pts )
Additions to property, plant and equipment	187	146	28

[1]	The operating results of Internetworking Atlantic Inc. are included in the Business Solutions results of operations from the date of acquisition on November 30, 2015.

Business Solutions generates revenue from the provision of wireline communications services and the sale of related equipment to Canadian businesses and governments at retail rates and to other telecommunications providers on a wholesale basis.

Next generation revenue is generated by the provision of high-speed, high-reliability data and voice communications, provided on Rogers’ advanced IP, Ethernet, and cloud platforms, and mainly through Rogers’ extensive communications network and data centre infrastructure.

Legacy revenue is generated mainly by circuit-switched local and long distance voice services and legacy data services, provided over TDM and prior generation data platforms, with client access often delivered using leased third-party network elements and tariffed ILEC services.

Business Solutions continues to focus primarily on next generation IP-based services, leveraging higher margin on-net and near-net service revenue opportunities, and using existing network facilities to expand offerings to the small, medium, and large sized enterprise, public sector, and carrier wholesale markets. Business Solutions also provides voice and data communications and advanced services, including data centres, cloud computing, fibre networking, and professional services.

OPERATING REVENUE

The 1% decrease in service revenue this year was a result of:

•

the continued decline in the legacy and off-net voice business, a trend we expect to continue as we focus the business on next generation on-net and near-net opportunities and customers move to more advanced and cost-effective IP-based services and solutions; partially offset by

•	the continuing execution of our plan to grow higher margin, next generation on-net and near-net IP-based services revenue.

Next generation services, which include our data centre operations, represented 77% (2014 – 72%) of total service revenue during the year.

OPERATING EXPENSES

The marginal increase in operating expenses this year was a result of:

•	higher service costs; partially offset by
•	ongoing initiatives to reduce costs and increase productivity.

ADJUSTED OPERATING PROFIT

The 5% decrease in adjusted operating profit this year was a result of the revenue and expense changes discussed above.

OTHER DEVELOPMENTS

In November 2015, we acquired 100% of the common shares of Internetworking Atlantic Inc. (IAI) for $6 million. IAI provided enhanced technology solutions and services for business and public sector clients in Atlantic Canada. The acquisition of IAI will enable us to offer greater local expertise in the areas of cloud computing, data centre services, fibre networking, and professional services.

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    47

MANAGEMENT’S DISCUSSION AND ANALYSIS

  MEDIA

DIVERSIFIED CANADIAN MEDIA COMPANY

We have a broad portfolio of media properties, which most significantly includes:

•	sports media and entertainment, such as the Toronto Blue Jays;
•	our exclusive national 12-year NHL Agreement;
•	category-leading television and radio broadcasting properties;
•	multi-platform televised and online shopping;
•	publishing including Texture by Next Issue; and
•	digital media.

MEDIA FINANCIAL RESULTS

	Years ended December 31
(In millions of dollars, except margins)	2015	2014	% Chg
Operating revenue	2,079	1,826	14
Operating expenses	1,907	1,695	13
Adjusted operating profit	172	131	31
Adjusted operating profit margin	8.3%	7.2%	1.1 pts
Additions to property, plant and equipment	60	94	(36)

OPERATING REVENUE

Media generates revenue in five areas:

•	advertising sales across its television, radio, publishing, and digital media properties;
•	subscriptions to televised products;
•	retail product sales;
•	circulation of published products; and
•	ticket sales, receipts of MLB revenue sharing, and concession sales associated with Sports Media and Entertainment.

The 14% increase in operating revenue this year was a result of:

•	higher subscription and advertising revenue generated by our Sportsnet properties, including the NHL Agreement;
•	higher Toronto Blue Jays game day and merchandise revenue as a result of the success of the team; and
•	higher revenue generated from Texture by Next Issue; partially offset by
•	continued softness in conventional television and print advertising; and
•	lower merchandise sales at TSC.

OPERATING EXPENSES

We assess Media operating expenses in four general areas:

•	the cost of broadcast content (including sports programming and production);
•	the cost of retail products sold by TSC and Sports Media and Entertainment;
•	Toronto Blue Jays player payroll; and
•	all other expenses involved in day-to-day operations.

The 13% increase in operating expenses this year was a result of:

•	higher sports-related programming and other operating costs, including our NHL Agreement, which started in the fourth quarter of 2014; and
•	higher costs related to the Toronto Blue Jays; partially offset by
•	lower conventional broadcast TV programming costs;
•	lower publishing costs; and
•	lower merchandise costs at TSC.

ADJUSTED OPERATING PROFIT

The 31% increase in adjusted operating profit this year was a net result of the success of the Toronto Blue Jays.

48    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

Additions to property, plant and equipment include costs associated with acquiring property, plant and equipment and placing it into service. The telecommunications business requires extensive and continual investments, including investment in new technologies and the expansion of capacity and geographical reach. The expenditures related to the acquisition of spectrum licences are not included in additions to property, plant and equipment and do not factor into the calculation of free cash flow or capital intensity. Please see “Managing Our Liquidity and Financial Resources”, “Key Performance Indicators”, and “Non-GAAP Measures” for more information.

Additions to property, plant and equipment are significant and have a material impact on our cash flows, therefore our management teams focus on planning, funding, and managing them.

Additions to property, plant and equipment before related changes to non-cash working capital represent capital assets to which we took title. We believe this measure best reflects our cost of property, plant and equipment in a given period and is a simpler measure for comparing between periods.

	Years ended December 31
(In millions of dollars, except capital intensity)	2015	2014	% Chg
Additions to property, plant and equipment
Wireless	866	978	(11)
Cable	1,030	1,055	(2)
Business Solutions	187	146	28
Media	60	94	(36)
Corporate	297	93	n/m
Total additions to property, plant and equipment [1]	2,440	2,366	3
Capital intensity [2]	18.2%	18.4%	(0.2 pts )

[1]	Additions to property, plant and equipment do not include expenditures on spectrum licences.
[2]	Capital intensity is a key performance indicator. See “Key Performance Indicators”.

n/m: not meaningful.

WIRELESS

The decrease in additions to property, plant and equipment in Wireless this year was a result of lower expenditures on our wireless network, partially offset by higher software and information technology costs from the deployment of the spectrum acquisitions made this year. As at December 31, 2015, our LTE network reached approximately 93% of Canada’s population (2014 – 84%).

CABLE

The decrease in additions to property, plant and equipment in Cable this year was a result of lower purchases of our next generation NextBox digital set-top box compared to last year, partially offset by greater investment in network and information technology infrastructure to further improve the reliability and quality of the network and to improve the capacity of our Internet platform to deliver gigabit Internet speeds. We also continued to expand our bandwidth towards the development of our next generation IP-based video service and digital television guides.

BUSINESS SOLUTIONS

The increase in additions to property, plant and equipment in Business Solutions this year was a result of data centre investments and network expansion to reach additional customers and sites.

MEDIA

The decrease in additions to property, plant and equipment in Media this year was a result of greater prior year investments made to our broadcast facilities and IT infrastructure.

CORPORATE

The increase in additions to property, plant and equipment in Corporate this year was a result of higher spending on premise improvements at our various offices as well as higher information technology costs.

CAPITAL INTENSITY

Capital intensity decreased this year as the increase in additions to property, plant and equipment as described above was more than offset by the increase in revenue described previously in this MD&A.

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    49

MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF CONSOLIDATED PERFORMANCE

This section discusses our consolidated operating income, net income, and other expenses that do not form part of the segment discussions above.

	Years ended December 31
(In millions of dollars)	2015	2014	% Chg
Adjusted operating profit [1]	5,032	5,019	–
Deduct (add):
Stock-based compensation	55	37	49
Depreciation and amortization	2,277	2,144	6
Restructuring, acquisition and other	111	173	(36)
Finance costs	774	817	(5)
Other (income) expense	(32)	1	n/m
Income taxes	466	506	(8)
Net income	1,381	1,341	3

[1]

Adjusted operating profit is a non-GAAP measure and should not be considered as a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about this measure, including how we calculate it.

ADJUSTED OPERATING PROFIT

Please see “Key Changes in Financial Results This Year Compared to 2014” for a discussion of the increase in adjusted operating profit this year.

STOCK-BASED COMPENSATION

Our stock-based compensation, which includes stock options (with stock appreciation rights), restricted share units, and deferred share units, is generally determined by:

•	the vesting of stock options and share units; and
•	changes in the market price of RCI Class B shares; offset by
•

the impact of certain derivative instruments to hedge a portion of the stock price appreciation risk for our stock-based compensation program. See “Financial Risk Management” for information about equity derivatives.

	Years ended December 31
(In millions of dollars)	2015	2014
Impact of vesting	57	44
Impact of change in price	20	(17)
Equity derivatives, net of interest receipt	(22)	10
Total stock-based compensation	55	37

Stock-based compensation increased to $55 million in 2015 (2014 - $37 million) primarily as a result of the vesting of additional stock-based compensation to employees, directors, and key executives.

We had a liability of $157 million as at December 31, 2015 (2014 – $144 million) related to stock-based compensation recorded at its fair value, including stock options, restricted share units, and deferred share units.

We paid $73 million in 2015 (2014 – $48 million) to holders of stock options, restricted share units, and deferred share units upon exercise.

DEPRECIATION AND AMORTIZATION

	Years ended December 31
(In millions of dollars)	2015	2014	% Chg
Depreciation	2,117	1,979	7
Amortization	160	165	(3)
Total depreciation and amortization	2,277	2,144	6

Depreciation and amortization increased this year primarily as a result of:

•	the overall increase in additions to property, plant and equipment over the last several years, which has resulted in more depreciable assets;
•	the availability for use of certain network and system investments, including the launch and expansion of our LTE network in various municipalities; and
•	significant investment in, and rollout of, new customer equipment at Cable in recent years, mostly in next generation NextBox digital TV set-top boxes which are depreciated over three years.

RESTRUCTURING, ACQUISITION AND OTHER

Restructuring, acquisition and other included:

•

$75 million (2014 – $131 million) of restructuring expenses. Expenses this year primarily reflect severance costs associated with the targeted restructuring of our employee base and the write-off of certain programming rights that are no longer usable following a reorganization of the OMNI television stations. In 2014, restructuring expenses related to the reorganization associated with the implementation of the Rogers 3.0 reorganization plan; and

•	$36 million (2014 – $42 million) of acquisition-related transaction costs, contract termination costs, and other costs.

FINANCE COSTS

	Years ended December 31
(In millions of dollars)	2015	2014	% Chg
Interest on borrowings [1]	761	782	(3)
Interest on post-employment benefits liability	11	7	57
Loss on repayment of long-term debt	7	29	(76)
Loss on foreign exchange	11	11	–
Capitalized interest	(29)	(26)	12
Other	13	14	(7)
Total finance costs	774	817	(5)

[1]	Borrowings include long-term debt and short-term borrowings associated with our accounts receivable securitization program.

Interest on borrowings

The decrease in interest on borrowings this year was a result of a decrease in the weighted average interest rate on our outstanding debt, partially offset by an increase in our outstanding debt. As at December 31, 2015, our borrowings had a weighted average cost of 4.82% (2014 – 5.20%) and a weighted average term to maturity of 10.8 years (2014 – 10.8 years).

50    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

Loss on repayment of long-term debt

We recognized a $7 million loss on repayment of long-term debt this year (2014 – $29 million loss) related to debt derivatives associated with the repayment or repurchase of certain senior notes in March 2015 and March 2014. These losses were deferred in the hedging reserve until maturity of the notes and were then recognized in net income. The 2015 loss relates to transactions in 2013 (2014 – transactions in 2008 and 2013) wherein foreign exchange rates on the related debt derivatives were updated to then-current rates.

Foreign exchange losses recognized in 2015 and 2014 were primarily related to the impact of fluctuations in the value of the Canadian dollar relative to the US dollar on working capital, consisting mainly of the unhedged portion of our US dollar-denominated accounts payable. During 2015, all of our US dollar-denominated debt was hedged for accounting purposes.

See “Managing our Liquidity and Financial Resources” for more information about our debt and related finance costs.

OTHER (INCOME) EXPENSE

The increase in other income this year was a result of:

•	a $102 million gain on acquisition of Mobilicity; partially offset by
•

lower equity income pertaining to our various investments and joint ventures, which included a $72 million loss related to our share of an obligation to purchase at fair value the non-controlling interest in one of our joint ventures, partially offset by our share of a gain related to tax recoveries in one of our joint ventures.

INCOME TAXES

The table below shows the difference between income taxes computed by applying the statutory income tax rate to income before income taxes and the actual income tax expense for the year:

	Years ended December 31
(In millions of dollars, except tax rates)	2015	2014
Statutory income tax rate	26.5%	26.5%
Income before income taxes	1,847	1,847
Computed income tax expense	489	489
Increase (decrease) in income taxes resulting from:
Non-deductible (non-taxable) stock-based compensation	5	(2)
Income tax adjustment, legislative tax change	6	14
Non-taxable gain on acquisition	(27)	–
Other items	(7)	5
Total income taxes	466	506
Effective income tax rate	25.2%	27.4%
Cash income taxes paid	184	460

Our effective income tax rate this year was 25.2% compared to 27.4% for 2014. The effective income tax rate for 2015 was lower than the statutory tax rate primarily as a result of the non-taxable gain on the acquisition of Mobilicity, partially offset by a deferred tax revaluation due to an increase in the Alberta corporate income tax rate.

Cash income taxes paid this year decreased as a result of the utilization of tax loss carryforwards acquired as part of the Mobilicity transaction.

In 2011, legislative changes eliminated the deferral of partnership income, thereby accelerating the payment of approximately $700 million of previously deferred cash taxes over a five-year amortization period, beginning in 2012, at 15%, 20% in each of 2013 through 2015, and 25% in 2016. Our cash income tax payments for the 2016 taxation year will continue to include this additional amount. While the elimination of the deferral of partnership income affects the timing of cash income tax payments, it does not affect our income tax expense for accounting purposes. See “About Forward-Looking Information” for more information.

NET INCOME

Net income was 3% higher than last year. See “Key Changes in Financial Results this Year Compared to 2014” for more information.

	Years ended December 31
(In millions of dollars, except per share amounts)	2015	2014	% Chg
Net income	1,381	1,341	3
Basic earnings per share	$2.68	$2.60	3
Diluted earnings per share	$2.67	$2.56	4

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    51

MANAGEMENT’S DISCUSSION AND ANALYSIS

ADJUSTED NET INCOME

Excluding certain items, adjusted net income was 3% lower compared to 2014, mainly as a result of higher depreciation and amortization, partially offset by higher adjusted operating profit, lower finance costs, and lower income taxes.

	Years ended December 31
(In millions of dollars, except per share amounts)	2015	2014	% Chg
Adjusted operating profit [1]	5,032	5,019	–
Deduct (add):
Depreciation and amortization	2,277	2,144	6
Finance costs [2]	767	788	(3)
Other (income) expense [3]	(2)	1	n/m
Income taxes [4]	500	554	(10)
Adjusted net income [1]	1,490	1,532	(3)
Adjusted basic earnings per share [1]	$2.89	$2.97	(3)
Adjusted diluted earnings per share [1]	$2.88	$2.96	(3)

[1]

Adjusted operating profit, adjusted net income, and adjusted basic and diluted earnings per share are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	Finance costs exclude the $7 million loss on repayment of long-term debt for the year ended December 31, 2015 (2014 – $29 million loss).
[3]

Other (income) expense excludes a $102 million gain on acquisition of Mobilicity and a $72 million loss related to our share of an obligation to purchase at fair value the non-controlling interest in one of our joint ventures.

[4]

Income taxes exclude the $40 million recovery (2014 – $62 million recovery) for the year ended December 31, 2015 related to income tax impact for adjusted items. For 2015, income taxes also exclude the $6 million expense for the revaluation of deferred tax balances due to legislative income tax rate changes. For 2014, income taxes also exclude the $14 million expense adjusting previously recognized Ontario harmonization transitional tax credits.

EMPLOYEES

Employee salaries and benefits represent a material portion of our expenses. As at December 31, 2015, we had approximately 26,000 (2014 – 27,000) employees across all of our operating groups,

including shared services and the corporate office. Total salaries and benefits for full-time employees and part-time employees in 2015 were approximately $1,975 million (2014 – $1,940 million). The increase was mainly due to higher pension expenses and stock-based compensation.

2014 FULL YEAR RESULTS COMPARED TO 2013

Operating revenue

Consolidated revenue increased by 1% in 2014, reflecting revenue growth of 2% in Business Solutions and 7% in Media, while Wireless and Cable revenue were stable. Wireless revenue was stable as a result of the impact of continued adoption of the customer-friendly Rogers Share Everything plans, which generate higher postpaid ARPA, offset by lower roaming revenue. Cable revenue was stable as the increase in Internet revenue was offset by decreases in Television and Phone revenue. Media revenue increased as a result of the NHL Agreement, growth at Sportsnet, and higher merchandise sales at TSC, the Toronto Blue Jays, and Radio, partially offset by continued softness in conventional broadcast TV and print advertising.

Adjusted operating profit

Consolidated adjusted operating profit increased 1% in 2014 to $5,019 million, reflecting increases in Wireless of $89 million and Business Solutions of $16 million, partially offset by decreases in Cable and Media of $53 million and $30 million, respectively. The increase in Wireless was a result of growth in equipment sales. The increase in Business Solutions was a result of growth in service revenue and improvements in cost management and efficiency. The decrease in Cable was a result of higher investments in customer care and network, customer value enhancement-related costs and a one-time cumulative CRTC fee adjustment. The decrease in Media was a result of higher costs at the Toronto Blue Jays, increased merchandise costs at TSC, costs associated with the launch of Texture by Next Issue (formerly branded as Next Issue Canada in 2014), and increased programming costs, partially offset by lower publishing costs.

Net income and adjusted net income

Consolidated net income decreased from $1,669 million in 2013 to $1,341 million in 2014 primarily as a result of greater depreciation and amortization, restructuring, acquisition and other and finance costs in 2014, partially offset by lower stock-based compensation and income taxes.

Consolidated adjusted net income decreased to $1,532 million in 2014 from $1,769 million in 2013, primarily as a result of increases in finance costs and depreciation and amortization, partially offset by lower income taxes.

52    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

QUARTERLY RESULTS

The table below shows our quarterly consolidated financial results and key performance indicators for 2015 and 2014.

QUARTERLY CONSOLIDATED FINANCIAL SUMMARY

	2015					2014
(In millions of dollars, except per share amounts)	Full Year	Q4	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1
Operating revenue
Wireless	7,651	1,981	1,973	1,903	1,794	7,305	1,898	1,880	1,800	1,727
Cable	3,465	855	871	869	870	3,467	871	864	872	860
Business Solutions	377	95	94	94	94	382	97	96	95	94
Media	2,079	560	473	582	464	1,826	544	440	475	367
Corporate items and intercompany eliminations	(158)	(39)	(27)	(45)	(47)	(130)	(44)	(28)	(30)	(28)
Total operating revenue	13,414	3,452	3,384	3,403	3,175	12,850	3,366	3,252	3,212	3,020
Adjusted operating profit (loss)
Wireless	3,239	754	879	841	765	3,246	725	888	843	790
Cable	1,658	426	416	414	402	1,665	424	409	423	409
Business Solutions	116	30	31	27	28	122	34	32	28	28
Media	172	56	58	90	(32)	131	78	23	54	(24)
Corporate items and intercompany eliminations	(153)	(40)	(39)	(35)	(39)	(145)	(28)	(40)	(35)	(42)
Adjusted operating profit [1]	5,032	1,226	1,345	1,337	1,124	5,019	1,233	1,312	1,313	1,161
Deduct (add):
Stock-based compensation	55	16	13	14	12	37	12	9	11	5
Depreciation and amortization	2,277	580	576	562	559	2,144	560	533	532	519
Restructuring, acquisition and other	111	23	37	42	9	173	43	91	30	9
Finance costs	774	192	190	182	210	817	202	202	188	225
Other (income) expense	(32)	4	(59)	26	(3)	1	(10)	12	9	(10)
Net income before income taxes	1,847	411	588	511	337	1,847	426	465	543	413
Income taxes	466	112	124	148	82	506	129	133	138	106
Net income	1,381	299	464	363	255	1,341	297	332	405	307
Earnings per share:
Basic	$2.68	$0.58	$0.90	$0.70	$0.50	$2.60	$0.58	$0.64	$0.79	$0.60
Diluted	$2.67	$0.58	$0.90	$0.70	$0.48	$2.56	$0.57	$0.64	$0.76	$0.57
Net income	1,381	299	464	363	255	1,341	297	332	405	307
Add (deduct):
Stock-based compensation	55	16	13	14	12	37	12	9	11	5
Restructuring, acquisition and other	111	23	37	42	9	173	43	91	30	9
Gain on acquisition of Mobilicity	(102)	–	(102)	–	–	–	–	–	–	–
Loss on non-controlling interest purchase obligation	72	–	72	–	–	–	–	–	–	–
Loss on repayment of long-term debt	7	–	–	–	7	29	–	–	–	29
Income tax impact of above items	(40)	(7)	(12)	(13)	(8)	(62)	(11)	(27)	(14)	(10)
Income tax adjustment, legislative tax change	6	–	–	6	–	14	14	–	–	–
Adjusted net income [1]	1,490	331	472	412	275	1,532	355	405	432	340
Adjusted earnings per share [1]:
Basic	$2.89	$0.64	$0.92	$0.80	$0.53	$2.97	$0.69	$0.79	$0.84	$0.66
Diluted	$2.88	$0.64	$0.91	$0.80	$0.53	$2.96	$0.69	$0.78	$0.84	$0.66
Additions to property, plant and equipment	2,440	773	571	621	475	2,366	664	638	576	488
Free cash flow [1]	1,676	274	660	476	266	1,437	275	370	436	356
Cash provided by operating activities	3,747	950	1,456	1,114	227	3,698	1,031	1,057	1,202	408

[1]

Adjusted operating profit, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    53

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOURTH QUARTER 2015 RESULTS

Results commentary in “Fourth Quarter 2015 Results” compares the fourth quarter of 2015 with the fourth quarter of 2014.

Operating revenue

Wireless network revenue increased 3% in the fourth quarter primarily as a result of the continued adoption of higher-postpaid-ARPA-generating Rogers Share Everything plans and an adjustment pertaining to reflected usage of our loyalty programs, partially offset by a decrease in roaming revenue. Wireless equipment sales increased 19% in the fourth quarter as a result of greater device volumes and equipment sales prices.

Cable operating revenue decreased 2% in the fourth quarter as a result of Television and Phone subscriber losses over the past year, partially offset by the movement of customers to higher-end Internet speed and usage tiers and the impact of pricing changes implemented over the past year.

Business Solutions operating revenue decreased 2% in the fourth quarter as a result of the continued decline in our legacy off-net voice and data business, partially offset by continued growth of on-net and next generation IP-based services revenue.

Media operating revenue increased 3% in the fourth quarter primarily as a result of higher subscription and advertising revenue generated by our Sportsnet properties and revenue generated as a result of the postseason success of the Toronto Blue Jays, partially offset by continued softness in conventional broadcast television and print advertising and lower merchandise sales at TSC.

Adjusted operating profit

Wireless adjusted operating profit increased 4% in the fourth quarter primarily as a result of the increased network revenue, partially offset by the increased net subsidies associated with higher gross additions and higher cost smartphones.

Cable adjusted operating profit increased marginally in the fourth quarter primarily as a result of relative shifts in the product mix to higher-margin Internet from conventional Television broadcasting and various cost efficiency and productivity initiatives, which more than offset the decline in revenue.

Business Solution’s adjusted operating profit decreased 12% in the fourth quarter as a result of the decrease in revenue described above as well as an increase in operating expenses relating to higher service costs.

Media’s adjusted operating profit decreased 28% in the fourth quarter as a result of the declines in conventional areas of TV and publishing, partially offset by the postseason success of the Toronto Blue Jays.

Net income and adjusted net income

Net income increased 1% in the fourth quarter primarily as a result of lower restructuring, acquisition and other costs, lower finance costs, and lower income taxes, partially offset by higher depreciation and amortization, while adjusted net income decreased this quarter as this measure excludes restructuring, acquisition and other costs.

QUARTERLY TRENDS AND SEASONALITY

Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our business segments. This means our results in one quarter are not necessarily a good indication of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses.

Fluctuations in net income from quarter to quarter can also be attributed to losses on the repayment of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, other income and expenses, impairment of assets, and changes in income taxes.

Wireless

The trends in Wireless revenue and adjusted operating profit reflect:

•	the growing number of wireless voice and data subscribers;
•	higher usage of wireless data;
•	higher handset sales as more consumers shift to smartphones; and
•	stable postpaid churn, which we believe is beginning to reflect the realization of our heightened focus towards higher valued customers and our enhanced customer service efforts; partially offset by
•	decreasing voice revenue as rate plans increasingly incorporate more monthly minutes and calling features, such as long distance; and
•	lower roaming revenue as more subscribers are taking advantage of value-added roaming plans, such as Roam Like Home.

The trends in Wireless adjusted operating profit reflect:

•	higher handset subsidies that offset the higher handset sales as more consumers shift to smartphones; and
•	higher voice and data costs related to the increasing number of subscribers.

Notably, over the last two years since the CRTC introduced the Wireless Code, we have been anticipating the double cohort, which resulted in term contracts being limited from a three-year term to a two-year term. As a result of the Wireless Code and the double cohort, we worked to upgrade subscribers earlier than usual, causing a significant increase in our fourth quarter 2014 equipment sales and cost of equipment as a result of higher subsidies. This effect continued in our first and second quarters of 2015, until the Wireless Code took effect in June 2015. The third and fourth quarters of 2015 had higher equipment sales and costs than the prior year due to the greater number of term contracts ending at any point in time.

We expect our equipment sales and cost of equipment to be higher than they typically have been historically as a result of the introduction of the Wireless Code, which resulted in term contracts being limited to a two-year period. We expect this to result in a greater absolute number of customers upgrading their device hardware in any given period.

We continue to target organic growth in higher-value postpaid subscribers. We have maintained a stable mix of postpaid versus prepaid subscribers excluding the addition of the Mobilicity

54    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

subscribers effective July 2015. Prepaid plans are evolving to have properties similar to those of traditional postpaid plans. We believe this evolution provides Canadians with greater choice of subscribing to a postpaid or prepaid service plan. Growth in our customer base over time has resulted in higher costs for customer service, retention, credit, and collection; however, most of the cost increases have been offset by gains in operating efficiencies.

Wireless operating results are influenced by the timing of our marketing and promotional expenditures and higher levels of subscriber additions and related subsidies, resulting in higher subscriber acquisition and activation-related expenses, typically in the third and fourth quarters. The launch of popular new wireless handset models can also affect the level of subscriber additions. Highly-anticipated device launches typically occur in the fall season of each year. We typically see lower subscriber additions in the first quarter of the year, which is a direct impact of the higher additions around the fourth quarter holiday season. Wireless roaming revenue is dependent on customer travel volumes, which is impacted by the value of the foreign exchange rate of the Canadian dollar and general economic conditions.

Recently, we have noticed a significant increase in customers choosing to bring their own devices. We believe customers have chosen to do this as a result of the introduction of the Wireless Code as carriers have increased the upfront cost of a mobile device to offset the shorter time period in which subscribers have to fully pay off the device subsidy.

Cable

The trends in Cable services revenue primarily reflect:

•	higher Internet subscription fees as customers increasingly upgrade to higher-tier speed plans, including those with unlimited usage; and
•	general pricing increases over the past year; offset by
•	competitive losses of Television and Phone subscribers;
•	Television subscribers downgrading their service plans; and
•

lower additional usage of Internet, Television, and Phone products and services as service plans are increasingly bundling more features, such as unlimited bandwidth or a greater number of TV channels.

The trends in Cable adjusted operating profit primarily reflect:

•	higher Internet operating expenses, in line with the increased Internet subscription fees; and
•	higher premium supplier fees in Television as a result of bundling more value-added offerings into our Cable products; offset by
•	lower general Television and Phone operating expenses.

Cable’s operating results are affected by modest seasonal fluctuations in subscriber additions and disconnections, typically caused by:

•

university and college students who live in residences moving out early in the second quarter and cancelling their service as well as students moving in late in the third quarter and signing up for cable service;

•	individuals temporarily suspending service for extended vacations or seasonal relocations; and
•	the concentrated marketing we generally conduct in our fourth quarter.

Cable operating results are also influenced by trends in cord shaving and cord cutting, which has resulted in fewer subscribers watching traditional cable television, as well as a lower number of

Television subscribers. In addition, trends in the use of wireless products and Internet or social media to substitute for traditional home Phone products have resulted in fewer Phone subscribers.

Business Solutions

The trends in Business Solutions operating profit margin primarily reflect the ongoing shift from lower-margin, off-net legacy long distance and data services to higher-margin, next generation services and data centre businesses.

Business Solutions does not generally have any unique seasonal aspects to its business.

Media

The trends in Media’s results are generally the result of:

•	continual investment in primetime and specialty programming relating to both our broadcast networks (such as City) and our specialty channels (such as FX (Canada));
•	higher sports rights costs as we move further along in our NHL Agreement;
•	subscriber rate increases; and
•	fluctuations in advertising and consumer market conditions.

Seasonal fluctuations relate to:

•

periods of increased consumer activity and their impact on advertising and related retail cycles, which tend to be most active in the fourth quarter due to holiday spending and slower in the first quarter;

•	the MLB season, where:
•	games played are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year);
•

revenue related to game day ticket sales, merchandise sales, and advertising are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year), with postseason games commanding a premium in advertising revenue and additional revenue from game day ticket sales and merchandise sales, when the Toronto Blue Jays play in the postseason; and

•	programming and production costs and player payroll are expensed based on the number of games aired; and
•	the NHL season, where:
•

regular season games are concentrated in the fall and winter months (generally the first and fourth quarters of the year) and playoff games are concentrated in the spring months (generally the second quarter of the year);

•	programming and production costs are expensed based on the timing of when the rights are aired or are expected to be consumed; and
•	advertising revenue and programming expenses are concentrated in the fall, winter, and spring months, with playoff games commanding a premium in advertising revenue.

Other expenses

Depreciation and amortization has been trending upward over the past several years as a result of an increase in our general depreciable asset base, related significantly to our recent rollout and expansion of our wireless network. This is a direct result of increasing additions to property, plant and equipment in previous and current years as we worked to upgrade our wireless network, purchase NextBox set-top boxes, and roll out IGNITE Gigabit Internet and 4K TV to our Cable footprint. We expect the depreciation and amortization to be relatively stable for the next several years as our additions to property, plant and equipment moderate.

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    55

MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW OF FINANCIAL POSITION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31 (In millions of dollars)	2015	2014	$ Chg	% Chg	Explanation of significant changes
Assets
Current assets:
Cash and cash equivalents	11	176	(165)	(94)	See “Managing our Liquidity and Financial Resources” for more information.
Accounts receivable	1,792	1,591	201	13	Reflects higher subscriber receivables as a result of timing of collections.
Inventories	318	251	67	27	Reflects higher Wireless handset inventory.
Other current assets	303	191	112	59	Reflects a receivable pertaining to our planned divestiture of Glentel’s international operations.
Current portion of derivative instruments	198	136	62	46	Reflects changes in market values of debt and expenditure derivatives primarily as a result of the depreciation of the Cdn$ relative to the US$, offset by the settlement and maturity of certain derivatives. See “Financial Risk Management” for more information.
Total current assets	2,622	2,345	277	12
Property, plant and equipment	10,997	10,655	342	3	Reflects additions to property, plant and equipment and asset depreciation. See “Additions to Property, Plant and Equipment” for more information.
Intangible assets	7,243	6,588	655	10	Reflects purchases of spectrum licences from Shaw and in conjunction with the Mobilicity acquisition, partially offset by amortization of other intangible assets.
Investments	2,271	1,898	373	20	Reflects the acquisition of our interest in Glentel, offset by declines in the value of our shares in publicly traded marketable equity securities.
Derivative instruments	1,992	788	1,204	153	See “Current portion of derivative instruments” for more information.
Other long-term assets	150	356	(206)	(58)	Primarily reflects the utilization of $250 million of deposits for the Shaw spectrum licences.
Deferred tax assets	9	9	–	–	n/m
Goodwill	3,891	3,883	8	–	n/m
Total assets	29,175	26,522	2,653	10
Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	800	842	(42)	(5)	Reflects net repayments under the accounts receivable securitization program.
Accounts payable and accrued liabilities	2,708	2,578	130	5	Reflects a payable pertaining to our planned divestiture of Glentel’s international operations and an increase in trade payables as a result of the timing of payments made.
Income tax payable	96	47	49	104	Reflects the excess of income tax payable over tax installments paid.
Current portion of provisions	10	7	3	43	n/m
Unearned revenue	388	443	(55)	(12)	Reflects the reduction of certain revenue deferrals pertaining to our loyalty programs, partially offset by higher customer deposits relating to 2016 Toronto Blue Jays ticket sales.
Current portion of long-term debt	1,000	963	37	4	n/m
Current portion of derivative instruments	15	40	(25)	(63)	Reflects changes in market values of equity derivatives due to the increase in the market price of RCI Class B shares. See “Financial Risk Management” for more information.
Total current liabilities	5,017	4,920	97	2
Provisions	50	55	(5)	(9)	n/m
Long-term debt	15,870	13,824	2,046	15	Reflects the net issuance of $279 million in senior notes in December 2015, the net additional $500 million drawn under our bank credit facilities, as well as the strengthening of the US$ relative to the Cdn$. See “Financial Risk Management” for more information.
Derivative instruments	95	11	84	n/m	Reflects changes in market values of bond forwards, due to changes in expectations for the Government of Canada borrowing rate. See “Financial Risk Management” for more information.
Other long-term liabilities	455	462	(7)	(2)	n/m
Deferred tax liabilities	1,943	1,769	174	10	Primarily reflects the impact of additional temporary differences arising from property, plant and equipment and intangible assets.
Total liabilities	23,430	21,041	2,389	11
Shareholders’ equity	5,745	5,481	264	5	Reflects changes in retained earnings and equity reserves.
Total liabilities and shareholders’ equity	29,175	26,522	2,653	10

56    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

Managing Our Liquidity and Financial Resources

SOURCES AND USES OF CASH

OPERATING, INVESTING AND FINANCING ACTIVITIES

	Years ended December 31
(In millions of dollars)	2015	2014
Cash provided by operating activities before changes in non-cash working capital, income taxes paid, and interest paid	5,004	4,925
Change in non-cash operating working capital items	(302)	11
Cash provided by operating activities before income taxes paid and interest paid	4,702	4,936
Income taxes paid	(184)	(460)
Interest paid	(771)	(778)
Cash provided by operating activities	3,747	3,698
Investing activities:
Additions to property, plant and equipment	(2,440)	(2,366)
Additions to program rights	(64)	(231)
Changes in non-cash working capital related to property, plant and equipment and intangible assets	(116)	153
Acquisitions and other strategic transactions, net of cash acquired	(1,077)	(3,456)
Other	(70)	(51)
Cash used in investing activities	(3,767)	(5,951)
Financing activities:
Proceeds received on short-term borrowings	294	276
Repayment of short-term borrowings	(336)	(84)
Issuance of long-term debt	7,338	3,412
Repayment of long-term debt	(6,584)	(2,551)
Proceeds on settlement of debt derivatives and forward contracts	1,059	2,150
Payments on settlement of debt derivatives, forward contracts, and bond forwards	(930)	(2,115)
Transaction costs incurred	(9)	(30)
Dividends paid	(977)	(930)
Cash (used in) provided by financing activities	(145)	128
Change in cash and cash equivalents	(165)	(2,125)
Cash and cash equivalents, beginning of year	176	2,301
Cash and cash equivalents, end of year	11	176

OPERATING ACTIVITIES

The 1% increase in cash provided by operating activities this year was a result of lower cash income tax payments resulting from the acquisition of Mobilicity, partially offset by higher net investment in non-cash working capital.

INVESTING ACTIVITIES

Additions to property, plant and equipment

We spent $2,440 million this year on property, plant and equipment additions before changes in non-cash working capital items, which was 3% higher than 2014. See “Additions to Property, Plant and Equipment” for more information.

Acquisitions and other strategic transactions

We made total payments of $129 million this year related to the acquisition of 2500 MHz spectrum licences and Shaw spectrum licences (including $2 million of related transaction costs) and $948 million related to the acquisitions of Mobilicity, our investment in Glentel, certain dealer stores, and IAI. Expenditures in 2014 were for the acquisition of our 700 MHz spectrum and our acquisition of Source Cable.

Additions to program rights

This year, we spent $64 million on additions to program rights. We spent $231 million last year on additions to program rights primarily as a result of the NHL Agreement.

FINANCING ACTIVITIES

Accounts receivable securitization

The $294 million (2014 – $276 million) of funding we received this year under our accounts receivable securitization program and the related $336 million (2014 – $84 million) of repayments we made changed our total funding under the program to $800 million as at December 31, 2015 (2014 – $842 million). As at December 31, 2015, the program was committed to fund up to a maximum of $1,050 million (2014 – $900 million). Effective January 2015, we amended the terms of the program, increasing the maximum potential proceeds under the program to $1.05 billion and extending the term to January 1, 2018.

We continue to service and retain substantially all of the risks and rewards relating to the accounts receivables we sell, and therefore, the receivables remain recognized on our consolidated statements of financial position and the funding received is recorded as short-

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    57

MANAGEMENT’S DISCUSSION AND ANALYSIS

term borrowings. The buyer’s interest in these trade receivables ranks ahead of our interest. The program restricts us from using the receivables as collateral for any other purpose. The buyer of our trade receivables has no claim on any of our other assets.

Bank credit and letter of credit facilities

Effective April 16, 2014, we amended the terms of our existing revolving credit facility (revolving credit facility) to increase the maximum amount available from $2.0 billion to $2.5 billion while extending the maturity date from July 20, 2017 to July 19, 2019.

In April 2015, we borrowed the full amount of a new $1.0 billion bank credit facility (non-revolving credit facility) which was established in addition to our existing $2.5 billion revolving credit facility. The non-revolving credit facility is available on a non-revolving basis and matures in April 2017 with no scheduled principal repayments prior to maturity. In December 2015, we amended our non-revolving bank credit facility to allow partial, temporary repayment of this facility from December 2015 through May 2016; the maximum credit limit remains $1.0 billion. The interest rate charged on borrowings under the non-revolving credit facility falls within the range of pricing indicated for our revolving credit facility.

This year, we borrowed $6,025 million (2014 – $1,330 million) under our revolving and non-revolving credit facilities and repaid $5,525 million (2014 – $1,330 million).

As at December 31, 2015, we had $500 million (2014 — nil) outstanding under our revolving and non-revolving credit facilities.

As at December 31, 2015, we had available liquidity of $3.0 billion (2014 – $2.5 billion) under our $3.6 billion of revolving and non-revolving credit and letter of credit facilities (2014 – $2.6 billion), of which we had utilized approximately $0.1 billion (2014 – $0.1 billion) related to outstanding letters of credit and $0.5 billion of borrowings (2014 – nil of borrowings). Each of these facilities is unsecured and guaranteed by RCCI and ranks equally with all of our senior notes and debentures. See “Dissolution of RCP” for more information.

Issuance of senior notes and related debt derivatives

The table below provides a summary of the senior notes we issued during 2015 and 2014, with the proceeds used to repay outstanding advances under our credit facilities and for general corporate purposes.

(In millions of dollars, except interest and discount rates)
Date issued	Principal amount	Due date	Interest rate	Discount/premium at issuance	Total gross proceeds [1]	Transaction costs and discounts [2]
2015 issuances

December 8, 2015	US 700	2025	3.625%	99.252%	937
December 8, 2015	US 300	2044	5.000%	101.700%	401
Total for 2015					1,338	13

2014 issuances

March 10, 2014	250	2017	Floating	100.000%	250
March 10, 2014	400	2019	2.80%	99.972%	400
March 10, 2014	600	2024	4.00%	99.706%	600
March 10, 2014	US 750	2044	5.00%	99.231%	832
Total for 2014					2,082	24

[1]	Gross proceeds before transaction costs, discounts, and premiums.
[2]

Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

In 2015, the US$1.0 billion of senior notes was issued pursuant to a public offering in the US. In 2014, the $1.25 billion of senior notes issued was pursuant to a public offering in Canada and US$750 million of senior notes issued was pursuant to a separate public offering in the US.

Concurrent with the 2015 issuances, and the 2014 issuance denominated in US dollars, we entered into debt derivatives to convert all interest and principal payments obligations to Canadian dollars (see “Financial Risk Management” for more information).

All the notes issued are unsecured and guaranteed by RCCI, ranking equally with all of our other senior unsecured notes and debentures, bank credit and letter of credit facilities.

Repayment of senior notes and related derivative settlements

This year, we repaid our US$550 million ($702 million) and US$280 million ($357 million) senior notes that were due in March 2015. At the same time, the associated debt derivatives were settled at maturity for net proceeds received of $154 million, resulting in a net repayment of $905 million including settlement of the associated debt derivatives.

58    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

In 2014, we repaid or repurchased our US$750 million ($834 million) and US$350 million ($387 million) senior notes that were due in March 2014. At the same time, the associated debt derivatives were settled at maturity for net proceeds received of $35 million, resulting in a net repayment of $1,186 million including settlement of the associated debt derivatives.

Weighted average cost of borrowings

Our borrowings had a weighted average cost of 4.82% as at December 31, 2015 (2014 – 5.20%) and a weighted average term to maturity of 10.8 years (2014 – 10.8 years). This comparatively favourable decline in our 2015 weighted average interest rate reflects the combined effects of:

•	greater utilization of our bank credit facilities;
•	our issuance of senior notes in December 2015 at comparatively lower interest rates; and
•	the scheduled repayments and repurchases of comparatively more expensive senior notes made in March 2014 and March 2015.

Dividends

In 2015, we declared and paid dividends on each of our outstanding Class A Voting and Class B Non-Voting shares. We paid $977 million in cash dividends, an increase of $47 million from 2014. See “Dividends and Share Information” for more information.

Shelf prospectuses

We have two shelf prospectuses that qualify the offering of debt securities from time to time. One shelf prospectus qualifies the public offering of up to $4 billion of our debt securities in each of the provinces of Canada (Canadian Shelf) and the other shelf prospectus (together with a corresponding registration statement filed with the US Securities and Exchange Commission) qualifies the public offering of up to US$4 billion of our debt securities in the United States and Ontario (US Shelf). Both the Canadian Shelf and the US Shelf expire in March 2016. In March 2014, we issued $1.25 billion of debt securities under the Canadian Shelf and

US$750 million ($832 million) of debt securities under the US Shelf. In December 2015, we issued US$1,000 million ($1,338 million) of debt securities under the US Shelf. See “Issuance of senior notes and related debt derivatives” for more information.

Dissolution of RCP

On January 1, 2016, Fido Solutions Inc., a subsidiary of RCI, transferred its partnership interest in RCP to Rogers Cable and Data Centres Inc. (RCDCI), a subsidiary of RCI, leaving RCDCI as the sole partner of RCP, thereby causing RCP to cease to exist. RCDCI became the owner of all the assets and assumed all the liabilities previously held by RCP. Subsequent to the reorganization, RCDCI changed its name to Rogers Communications Canada Inc. (RCCI).

Effective January 1, 2016, as a result of the dissolution, RCP is no longer a guarantor, or co-obligor, as applicable, for the Company’s bank credit and letter of credit facilities, senior notes and debentures, and derivative instruments. RCI continues to be the obligor in respect of each of these, while RCCI remains either a co-obligor or guarantor for the senior notes and debentures and a guarantor, as applicable, for the bank credit and letter of credit facilities and derivative instruments.

FREE CASH FLOW

	Years ended December 31
(In millions of dollars)	2015	2014	% Chg
Adjusted operating profit [1]	5,032	5,019	–
Deduct (add):
Additions to property, plant and equipment [2]	2,440	2,366	3
Interest on borrowings, net of capitalized interest	732	756	(3)
Cash income taxes [3]	184	460	(60)
Free cash flow [1]	1,676	1,437	17

[1]

Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	Additions to property, plant and equipment do not include expenditures for spectrum licences.
[3]	Cash income taxes are net of refunds received.

The 17% increase in free cash flow this year was mainly a result of:

•	lower cash income tax payments resulting from the acquisition of Mobilicity; partially offset by
•	higher additions to property, plant and equipment.

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    59

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION

LIQUIDITY

We had approximately $3.3 billion of available liquidity as at December 31, 2015 (2014 – $2.8 billion), which includes:

•	$0.01 billion in cash and cash equivalents (2014 – $0.2 billion);
•	$3.0 billion available under our bank credit facility (2014 – $2.5 billion); and
•	$0.25 billion available under our accounts receivable securitization program (2014 – $0.06 billion).

In addition to the sources of available liquidity noted above, we held approximately $966 million (2014 – $1,130 million) of marketable equity securities in publicly traded companies.

COVENANTS

The provisions of our $3.5 billion revolving and non-revolving bank credit facilities described above impose certain restrictions on our operations and activities, the most significant of which are leverage-

related maintenance tests. As at December 31, 2015 and 2014, we were in compliance with all financial covenants, financial ratios, and all of the terms and conditions of our debt agreements. Throughout 2015, these covenants did not impose restrictions of any material consequence on our operations.

CREDIT RATINGS

Credit ratings provide an independent measure of credit quality of an issue of securities and can affect our ability to obtain short-term and long-term financing and the terms of the financing. If rating agencies lower the credit ratings on our debt, particularly a downgrade below investment grade, it could adversely affect our cost of financing and access to liquidity and capital.

We have engaged each of Standard & Poor’s Ratings Services (Standard & Poor’s), Fitch Ratings (Fitch), and Moody’s Investors Service (Moody’s) to rate our public debt issues. In December 2015, Standard & Poor’s affirmed RCI’s senior unsecured debt at BBB+ with a stable outlook, Fitch affirmed its BBB+ rating with a negative outlook, and Moody’s affirmed its comparably equivalent rating of Baa1 with a stable outlook.

The table below shows the credit ratings on our borrowings received from the rating agencies as at December 31, 2015:

Issuance	Standard & Poor’s	Fitch	Moody’s
Corporate credit issuer default rating	BBB+ with a stable outlook	BBB+ with a negative outlook	Baa1, stable outlook
Senior unsecured debt	BBB+ with a stable outlook	BBB+ with a negative outlook	Baa1, stable outlook

Ratings for debt instruments across the universe of composite rates range from AAA (Standard & Poor’s and Fitch) or Aaa (Moody’s) representing the highest quality of securities rated, to D (Standard & Poor’s), Substantial Risk (Fitch), and C (Moody’s) for the lowest quality of securities rated. Investment-grade credit ratings are generally considered to range from BBB- (Standard & Poor’s and Fitch) or Baa3 (Moody’s) to AAA (Standard & Poor’s and Fitch) or Aaa (Moody’s).

Credit ratings are not recommendations for investors to purchase, hold, or sell the rated securities, nor are they a comment on market price or investor suitability. There is no assurance that a rating will remain in effect for a given period, or that a rating will not be revised or withdrawn entirely by a rating agency if it believes circumstances warrant it. The ratings on our senior debt provided by Standard & Poor’s, Fitch, and Moody’s are investment-grade ratings.

PENSION OBLIGATIONS

Our retiree pension plans had a funding deficit of approximately $281 million as at December 31, 2015 (2014 – $307 million). During 2015, our funding deficit decreased by $26 million primarily as a result of an increase in the discount rate we used to measure these obligations.

We made a total of $118 million (2014 – $106 million) of contributions to our pension plans. We expect our total estimated funding requirements to be $119 million in 2016 and to be adjusted annually thereafter, based on various market factors such as interest rates, expected returns, and staffing assumptions.

Changes in factors such as the discount rate, participation rates, increases in compensation, and the expected return on plan assets can affect the accrued benefit obligation, pension expense, and the deficiency of plan assets over accrued obligations in the future. See “Critical Accounting Estimates and Judgments” for more information. In order to manage the rising cost of our pension plans, effective June 30, 2016, the Rogers Defined Benefit pension plan will be closed to new enrolment. Beginning July 1, 2016, employees that do not participate in defined benefit pension plans will be eligible to enrol in a new defined contribution pension plan.

Purchase of annuities

From time to time, we have made additional lump-sum contributions to our pension plans, and the pension plans have purchased annuities from insurance companies to fund the pension benefit obligations for certain groups of retired employees in the plans. Purchasing the annuities relieves us of our primary responsibility for that portion of the accrued benefit obligations for the retired employees and eliminates the significant risk associated with the obligations.

We did not make any additional lump-sum contributions to our pension plans in 2015 or 2014, and the pension plans did not purchase additional annuities.

60    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

FINANCIAL RISK MANAGEMENT

We use derivative instruments from time to time to manage risks related to our business activities, summarized as follows:

Derivative	The risk they manage	Types of derivative instruments
Debt derivatives	• Impact of fluctuations in foreign exchange rates on principal and interest payments for US dollar-denominated long-term debt	• Cross-currency interest rate exchange agreements • Forward foreign exchange agreements (from time to time as necessary)
Bond forwards	• Impact of fluctuations in market interest rates on forecasted interest payments for expected long-term debt	• Forward interest rate agreements
Expenditure derivatives	• Impact of fluctuations in foreign exchange rates on forecasted US dollar-denominated expenditures	• Forward foreign exchange agreements
Equity derivatives	• Impact of fluctuations in share price on stock-based compensation expense	• Total return swap agreements

We also manage our exposure to fluctuating interest rates and we have fixed the interest rate on 90.3% of our debt, including short-term borrowings, as at December 31, 2015 (2014 – 92.7%).

All of our currently outstanding debt derivatives, bond forwards, and expenditure derivatives have been designated as hedges for accounting purposes.

DEBT DERIVATIVES

We use cross-currency interest rate exchange agreements (debt derivatives) to hedge the foreign exchange risk on all of the interest and principal payment obligations of our US dollar-denominated senior notes and debentures.

New debt derivatives to hedge new senior notes issued

		US		Hedging effect
(In millions of dollars, except interest rates) Effective date	Principal/ Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged Cdn$ interest rate [1]	Equivalent (Cdn$)
December 8, 2015	700	2025	3.625%	3.566%	937
December 8, 2015	300	2044	5.000%	5.145%	401

March 10, 2014	750	2044	5.000%	4.990%	832

[1]	Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

Matured debt derivatives

(In millions of dollars) Maturity date	Notional amount (US$)	Net cash (proceeds) settlement (Cdn$)
March 15, 2015	550	(106)
March 15, 2015	280	(48)
Total	830	(154)
March 1, 2014	750	(61)
March 15, 2014	350	26
Total	1,100	(35)

As at December 31, 2015, we had US$6.2 billion of US dollar-denominated senior notes and debentures, all of which were hedged using debt derivatives.

	As at December 31
(In millions of dollars, except exchange rates, percentages, and years)	2015		2014
US dollar-denominated long-term debt [1]	US$	6,200	US$	6,030
Hedged with debt derivatives	US$	6,200	US$	6,030
Hedged exchange rate		1.0882		1.0470
Percent hedged [2]		100.0%		100.0%
Amount of borrowings at fixed rates [3]
Total borrowings		$15,947		$15,055
Total borrowings at fixed rates		$14,397		$13,963
Percent of borrowings at fixed rates		90.3%		92.7%
Weighted average interest rate on borrowings		4.82%		5.20%
Weighted average term to maturity		10.8 years		10.8 years

[1]	US dollar-denominated long-term debt reflects the hedged exchange rate and the hedged interest rate.
[2]

Pursuant to the requirements for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement, on December 31, 2015, and December 31, 2014, RCI accounted for 100% of its debt derivatives as hedges against designated US dollar-denominated debt. As a result, on December 31, 2015 and 2014, 100% of our US dollar-denominated debt is hedged for accounting and economic purposes.

[3]	Borrowings include long-term debt, including the impact of debt derivatives, and short-term borrowings associated with our accounts receivable securitization program.

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    61

MANAGEMENT’S DISCUSSION AND ANALYSIS

BOND FORWARDS

From time to time, we use extendible bond forward derivatives (bond forwards) to hedge interest rate risk on the debt instruments we expect to issue in the future. As at December 31, 2015, approximately $5.5 billion of our outstanding public debt matures over the next five years (2014 – $5.2 billion) and we anticipate that we will issue public debt over that time to fund at least a portion of those maturities together with other general corporate funding requirements. We use bond forwards for risk management purposes only. The bond forwards noted below have been designated as hedges for accounting purposes.

During 2014, we entered into bond forwards to hedge the underlying Government of Canada (GoC) interest rate risk that will comprise a portion of the interest rate risk associated with our anticipated future debt issuances. As a result of these bond forwards, we hedged the underlying GoC 10-year rate on $1.5 billion notional amount for anticipated future debt issuances from 2015 to 2018 and the underlying GoC 30-year rate on $0.4 billion notional amount for December 31, 2018. The bond forwards are effective from December 2014.

On December 8, 2015, we exercised the $500 million notional bond forward due December 31, 2015 in relation to the issuance of the US$700 million senior notes due 2025 and paid $25 million to settle the derivative. The amount paid represents the fair value of the bond forward at the time of settlement and will be amortized to finance costs over the life of the $700 million senior notes due 2025. For our remaining bond forwards, we reset the rates and extended the next re-pricing dates.

As at December 31, 2015 we had $1.4 billion notional amount of bond forwards outstanding (2014 – $1.9 billion), all of which were designated as hedges for accounting purposes.

(In millions of dollars, except interest rates)
GoC term (years)	Effective date	Maturity date [1]	Notional amount	Hedged GoC interest rate as at December 31, 2015	Hedged GoC interest rate as at December 31, 2014 [1]	2015	2014
10	December 2014	December 31, 2015	500	–	2.05%	–	500
10	December 2014	January 4, 2017	500	2.34%	2.04%	500	500
10	December 2014	April 30, 2018	500	2.23%	2.07%	500	500
30	December 2014	December 31, 2018	400	2.52%	2.41%	400	400
Total			1,900			1,400	1,900
[1]

Bond forwards with maturity dates beyond December 31, 2015 are subject to GoC rate re-setting from time to time. The $500 million due April 2018 was extended in October 2015 to reset in April 2016. The $500 million due January 2017 was extended in December 2015 to reset in January 2017. The $400 million due December 2018 was extended in December 2015 to reset in January 2017.

EXPENDITURE DERIVATIVES

We use foreign currency forward contracts (expenditure derivatives) to hedge the foreign exchange risk on the notional amount of certain forecasted US dollar-denominated expenditures. The table below shows the expenditure derivatives into which we entered to manage foreign exchange risk related to certain forecasted expenditures.

(In millions of dollars, except exchange rates)
Notional trade date	Maturity dates	Notional amount (US$)	Exchange Rate	Converted amount (Cdn$)
April 2015	July 2015 to December 2016	270	1.2222	330
June 2015	January 2016 to December 2016	60	1.2167	73
September 2015	January 2016 to December 2016	360	1.3194	475
October 2015	January 2017 to December 2017	300	1.2933	388
Total during 2015		990	1.2788	1,266

February 2014	January 2015 to April 2015	200	1.1100	222
May 2014	May 2015 to December 2015	232	1.0948	254
June 2014	January 2015 to December 2015	288	1.0903	314
July 2014	January 2016 to December 2016	240	1.0833	260
Total during 2014		960	1.0940	1,050

The expenditure derivatives noted above have been designated as hedges for accounting purposes. In the year ended December 31, 2015, we settled US$810 million (2014 – US$900 million) of expenditure derivatives for $902 million (2014 – $923 million).

As at December 31, 2015, we had US$1,140 million of expenditure derivatives outstanding (2014 – US$960 million) with terms to maturity ranging from January 2016 to December 2017 (2014 – January 2015 to December 2015) at an average rate of $1.24/US$ (2014 – $1.09/US$).

EQUITY DERIVATIVES

We use stock-based compensation derivatives (equity derivatives) to hedge the market price appreciation risk of the RCI Class B shares granted under our stock-based compensation programs. As at December 31, 2015, we had equity derivatives for 5.7 million RCI Class B shares with a weighted average price of $50.37. These derivatives have not been designated as hedges for accounting purposes. We record changes in their fair value as a stock-based compensation expense, or offset thereto, which serves to offset a substantial portion of the impact of changes in the market price of RCI Class B shares on the accrued value of the stock-based compensation liability for our stock-based compensation programs. In April 2015, we executed extension agreements for each of our equity derivative contracts under substantially the same terms and conditions with revised expiry dates to April 2016 (from April 2015).

62    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

MARK-TO-MARKET VALUE

We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at December 31, 2015
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,900	1.0755	6,345	2,032
As liabilities	300	1.3367	401	(4)
Net mark-to-market asset debt derivatives				2,028
Bond forwards accounted for as cash flow hedges:
As liabilities	–	–	1,400	(91)
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,140	1.2410	1,415	158
Equity derivatives not accounted for as hedges:
As liabilities	–	–	286	(15)
Net mark-to-market asset				2,080

	As at December 31, 2014
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,725	1.0396	5,952	853
As liabilities	305	1.1857	362	(7)
Net mark-to-market asset debt derivatives				846
Bond forwards accounted for as cash flow hedges:
As assets	–	–	250	1
As liabilities	–	–	1,650	(14)
Net mark-to-market liability bond forwards			1,900	(13)
Expenditure derivatives accounted for as cash flow hedges:
As assets	960	1.0940	1,050	70
Equity derivatives not accounted for as hedges:
As liabilities	–	–	286	(30)
Net mark-to-market asset				873

ADJUSTED NET DEBT AND ADJUSTED NET DEBT / ADJUSTED OPERATING PROFIT

We use adjusted net debt and adjusted net debt / adjusted operating profit to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivatives assets or liabilities, short-term borrowings, and cash and cash equivalents.

	As at December 31
(In millions of dollars, except ratios)	2015	2014
Long-term debt [1]	16,981	14,895
Net debt derivative assets valued without any adjustment for credit risk [2]	(2,180)	(885)
Short-term borrowings	800	842
Cash and cash equivalents	(11)	(176)
Adjusted net debt [3]	15,590	14,676
Adjusted net debt / adjusted operating profit [3,4]	3.1	2.9

[1]

Includes current and long-term portion of long-term debt before the reduction in carrying value arising from purchase accounting and deferred transaction costs and discounts. See “Reconciliation of adjusted net debt” in the section “Non-GAAP Measures” for the calculation of this amount.

[2]

Effective September 30, 2015, we retrospectively amended our calculation of adjusted net debt to value the net debt derivatives without adjustment for credit risk. For accounting purposes in accordance with IFRS, we recognize the fair values of our debt derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. For purposes of calculating adjusted net debt and adjusted net debt / adjusted operating profit, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes. As at December 31, 2015, the net debt derivative assets presented in the table above consist of the credit-adjusted net debt derivative assets of $2,028 million (2014 – $846 million) and the credit risk adjustment of $152 million (2014 – $39 million).

[3]

Adjusted net debt and adjusted net debt / adjusted operating profit are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[4]	Adjusted net debt / adjusted operating profit is measured using adjusted operating profit for the last 12 consecutive months.

In addition to the cash and cash equivalents as at December 31, 2015 noted above, we held $966 million of marketable equity securities in publicly traded companies as at December 31, 2015 (2014 – $1,130 million).

Our adjusted net debt increased by $914 million this year and our adjusted net debt / adjusted operating profit increased to 3.1. This increase is primarily attributable to our acquisitions and investments made in 2015. Our long-term target for adjusted net debt / adjusted operating profit remains a range of 2.0 to 2.5.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

DIVIDENDS AND SHARE INFORMATION

DIVIDENDS

In January 2015, the Board authorized an increase to the annualized dividend rate from $1.83 to $1.92 per Class A Voting and Class B Non-Voting share. In January 2016, the Board declared a quarterly dividend of $0.48 per Class A Voting share and Class B Non-Voting share, to be paid on April 1, 2016, to shareholders of record on March 13, 2016.

The table below shows when dividends have been declared and paid on both classes of our shares:

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)
January 28, 2015	March 13, 2015	April 1, 2015	0.48	248
April 21, 2015	June 12, 2015	July 2, 2015	0.48	247
August 13, 2015	September 11, 2015	October 1, 2015	0.48	247
October 22, 2015	December 11, 2015	January 4, 2016	0.48	247

February 12, 2014	March 14, 2014	April 4, 2014	0.4575	235
April 22, 2014	June 13, 2014	July 2, 2014	0.4575	235
August 14, 2014	September 12, 2014	October 1, 2014	0.4575	235
October 23, 2014	December 11, 2014	January 2, 2015	0.4575	235

We currently expect that the record and payment dates for the 2016 declaration of dividends will be as follows, subject to the declaration by our Board each quarter at its sole discretion:

Record date	Payment date
March 13, 2016	April 1, 2016
June 12, 2016	July 4, 2016
September 11, 2016	October 3, 2016
December 11, 2016	January 3, 2017

OUTSTANDING COMMON SHARES

	As at December 31
	2015	2014
Common shares outstanding [1]
Class A Voting	112,438,692	112,448,000
Class B Non-Voting	402,307,976	402,297,667
Total common shares	514,746,668	514,745,667
Options to purchase Class B Non-Voting shares
Outstanding options	4,873,940	5,759,786
Outstanding options exercisable	2,457,005	3,363,046

[1]

Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

We use the weighted average number of shares outstanding to calculate earnings per share and adjusted earnings per share.

	Years ended December 31
(Number of shares in millions)	2015	2014
Basic weighted average number of shares outstanding	515	515
Diluted weighted average number of shares outstanding	517	517

64    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

COMMITMENTS AND OTHER CONTRACTUAL OBLIGATIONS

CONTRACTUAL OBLIGATIONS

The table below shows a summary of our obligations under firm contractual arrangements as at December 31, 2015. See notes 3, 22, and 29 to our 2015 audited consolidated financial statements for more information.

(In millions of dollars)	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Short-term borrowings	800	–	–	–	800
Long-term debt [1]	1,000	3,188	1,800	10,993	16,981
Net interest payments	714	1,313	1,042	6,025	9,094
Debt derivative instruments [2]	–	(503)	–	(1,332)	(1,835)
Expenditure derivative instruments [2]	(138)	(25)	–	–	(163)
Bond forwards [2]	–	91	–	–	91
Operating leases	153	229	114	64	560
Player contracts [3]	137	166	80	–	383
Purchase obligations [4]	457	286	136	94	973
Property, plant and equipment	85	110	51	36	282
Intangible assets	45	75	24	12	156
Program rights [5]	620	1,135	1,096	2,948	5,799
Other long-term liabilities	–	19	5	4	28
Total	3,873	6,084	4,348	18,844	33,149

[1]	Principal obligations of long-term debt (including current portion) due at maturity.
[2]	Net (receipts) disbursements due at maturity. US dollar amounts have been translated into Canadian dollars at the Bank of Canada year-end rate.
[3]	Player contracts are Toronto Blue Jays players’ salary contracts into which we have entered and are contractually obligated to pay.
[4]	Purchase obligations are the contractual obligations under service, product, and handset contracts we have committed to for at least the next five years.
[5]	Program rights are the agreements into which we have entered to acquire broadcasting rights for sports broadcasting programs and films for periods in excess of one year at contract inception.

OFF-BALANCE SHEET ARRANGEMENTS

GUARANTEES

As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business sale and business combination agreements, sales of services, and purchases and development of assets. Due to the nature of these indemnifications, we are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. Historically, we have not made any significant payment under these indemnifications or guarantees. See note 28 to our 2015 audited consolidated financial statements.

OPERATING LEASES

We have entered into operating leases for the rental of premises, distribution facilities, equipment and wireless towers, and other contracts. Terminating any of these lease agreements would not have a material adverse effect on us as a whole. See “Commitments and Other Contractual Obligations” and note 29 to our 2015 audited consolidated financial statements for quantification.

Governance and Risk Management

GOVERNANCE AT ROGERS

Rogers is a family-founded, family-controlled company and we take pride in our proactive and disciplined approach to ensuring that our governance structure and practices instil the confidence of our shareholders.

With the passing in December 2008 of our founder and previous President and CEO, Ted Rogers, his voting control of Rogers Communications passed to a trust, the beneficiaries of which are members of the Rogers family. The trust holds voting control of Rogers Communications for the benefit of successive generations of the Rogers family via the trust’s ownership of 90.9% of the outstanding Class A Voting shares of the Company. The Rogers family are substantial stakeholders and owned approximately 28% of our equity as of December 31, 2015 (2014 – 28%) through its ownership of a combined total of 142 million Class A Voting and Class B Non-Voting shares (2014 – 142 million).

Our Board is made up of four members of the Rogers family and another 11 directors who bring a rich mix of experience as business leaders in North America. All of our directors are firmly committed to firm governance, strong oversight, and the ongoing creation of shareholder value. The Board as a whole is committed to sound corporate governance and continually reviews its governance practices and benchmarks them against acknowledged leaders and evolving legislation. The Board believes that Rogers’ governance system is effective and that there are appropriate structures and procedures in place.

GOVERNANCE BEST PRACTICES

The majority of our directors are independent and we have adopted many best practices for effective governance, including:

•	separation of CEO and chairman roles;
•	independent lead director;
•	formal corporate governance policy and charters;
•	code of business conduct and whistleblower hotline;

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    65

MANAGEMENT’S DISCUSSION AND ANALYSIS

•	director share ownership guidelines;
•	Board and committee in camera discussions;
•	annual reviews of Board and director performance;
•	Audit and Risk Committee meetings with internal and external auditors;
•	orientation programs for new directors;
•	regular Board education sessions;
•	committee authority to retain independent advisors; and
•	director material relationship standards.

We comply with all relevant corporate governance guidelines and standards as a Canadian public company listed on the TSX and as a foreign private issuer listed on the NYSE in the US.

BOARD OVERSIGHT

The Board delegates certain responsibilities to its seven standing committees to ensure proper oversight and accountability:

•

Audit and Risk Committee - reviews our accounting policies and practices, the integrity of our financial reporting processes and procedures, and the financial statements and other relevant disclosure for release to shareholders and the public. It assists the Board in its oversight of our compliance with legal and regulatory requirements for financial reporting, assesses our accounting and financial control systems, and evaluates the qualifications, independence, and work of our internal and external auditors. It also reviews risk management policies and associated processes to identify major risk exposures.

•

Corporate Governance Committee - assists the Board to ensure it has appropriate systems and procedures for carrying out its responsibilities. This committee develops governance policies and practices, recommends them to the Board for approval, and leads the Board in its periodic review of Board and committee performance.

•

Nominating Committee – identifies prospective candidates to serve on our Board. Nominated directors are either elected by shareholders at a meeting or appointed by the Board. The committee also recommends nominees for each Board committee, including each committee chair.

•

Human Resources Committee – assists the Board in monitoring, reviewing, and approving compensation and benefit policies and practices. It is also responsible for recommending the compensation of senior management and monitoring senior executive succession planning.

•

Executive Committee – assists the Board in discharging its responsibilities between meetings, including acting in such areas as are specifically designated and authorized at a preceding Board meeting to consider matters that may arise from time to time.

•	Finance Committee – reviews our investment strategies, general debt, and equity structure and reports on them to the Board.
•	Pension Committee – oversees the administration of our retiree pension plans and reviews the investment performance and provisions of the plans.

You can find more details about governance at Rogers in the Investor Relations section of our website (rogers.com/governance), including:

•	a complete statement of our corporate governance practices;
•	our codes of conduct and ethics;
•	full Board committee charters;
•	director biographies; and
•	a summary of the differences between the NYSE corporate governance rules that apply to US-based companies and our governance practices as a non-US-based issuer listed on the NYSE.

66    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

SOCIAL RESPONSIBILITY

CORPORATE SOCIAL RESPONSIBILITY

At Rogers, being socially responsible and sustainable is important to our business and competitive advantage and is an important part of good governance. It helps us build customer loyalty, enhances employee recruitment and retention, and provides value to all of our stakeholders. Our material issues, grouped into six Corporate Social Responsibility focus areas, are listed below along with our approaches in addressing them:

Good governance

•

Governance and Ethics: We strive to uphold the highest standards of integrity, ethical behaviour, and good corporate citizenship, underpinned by guidelines and policies that govern the actions of our directors and employees and promote responsible conduct.

Customer experience

•	Customer Service and Transparency: Customer service is a core pillar of our Rogers 3.0 strategy. We are committed to an improved customer experience and have started the journey to do so.
•

Network Leadership and Innovation: Innovation has always been a part of our identity. Whether it is bringing new products or the latest network technologies to market, Rogers has led with many “firsts”. Focusing on innovation and network leadership continues to be a key priority under our Rogers 3.0 business plan.

•

Product Responsibility: We look at the lifecycle of our products and services, including sourcing, transport, product take-back, and recycling, with device trade-in programs such as Rogers Trade-Up and FidoTrade, and go beyond legal compliance as we work to meet customer and community expectations for product quality, safety, and environmental impacts. We offer an extensive range of accessibility-specific offerings, with a bilingual Accessibility Service Centre, which also offers service in multiple languages for our customers.

•

Customer Privacy: Rogers highly values the security, integrity, and sensitivity of our customers’ private information. We fully comply with all relevant privacy legislation and aim to uphold strong privacy and security practices to safeguard the personal details of our customers.

Employee experience

•

Talent Management: Our people are the heartbeat of our business. We believe that if our people are well trained, engaged in their jobs, and passionate about working for Rogers, they will do a better job serving our customers. In 2015, we increased our commitment to our employees by increasing our investment in training and launching a new development plan and internal hiring process.

•

Diversity and Inclusion: At Rogers, we believe that an inclusive workplace reflective of the diverse communities we serve drives better performance – for our employees, our customers, and our company. In January 2015, the Inclusion and Diversity Council was re-launched under new leadership. The Council is comprised of leaders from across the business and oversees the development of our inclusion and diversity strategy.

•

Health, Safety, and Wellness: We have a comprehensive, integrated healthy workplace program. Our goal is always to protect people by preventing injuries and we invest millions of dollars as well as thousands of hours in safety training every year. We have robust programs and practices in place to identify and minimize potential hazards. We continually monitor those practices, our sites, and our work to ensure employees remain safe. Our employees, from the front lines through to management, are committed to continuously improving these processes and our practice of safety toward our vision of zero injuries.

Environmental responsibility

•

Energy Use and Climate Change: Rogers operates thousands of facilities, which include owned and leased buildings, cell transmission sites, power supply stations, and retail stores, as well as an extensive vehicle fleet. We are committed to reducing the associated greenhouse gas emissions and energy consumption reflected in our corporate targets to reduce our greenhouse gas emissions by 25% and energy consumption by 10% from 2011 levels by 2025.

•

Paper Reduction: We are committed to reducing the environmental impact of our paper use. Our Publishing Paper Procurement Practices promise guides our purchasing decisions for paper used for publishing. We also work with suppliers to ensure responsible paper sourcing, production, and recycling, and encourage our employees to reduce their paper consumption. We also promote the benefits of e-billing to our customers, which help to reduce both paper and energy usage. In addition, our transition to digital publishing formats, such as Texture by Next Issue, will further reduce our paper consumption.

•

Waste and Recycling: Reducing the amount of waste we produce is another important way in which we are managing our environmental footprint. To reduce and responsibly manage waste we produce, we look for opportunities to avoid waste generation, run programs to recycle and reuse materials, and work to increase employees’ recycling behaviours through our award-winning “Get Up and Get Green” program.

Community investment

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Community Giving: We stand by the principles of good corporate citizenship, committing at least 1% of our net earnings before taxes each year to charities and non-profit organizations. In 2015, Rogers provided over $65 million in cash and in-kind donations to support various organizations and causes. Through Rogers Youth Fund, we support education programs for at-risk youth offered by Boys & Girls Clubs and local non-profit organizations across Canada. We also support our employees and their community activities through the Rogers Employee Volunteer Program, which gives employees the opportunity to volunteer in their communities for one paid day per year. The Jays Care Foundation also works to ensure children in need make positive life choices through programs that support physical activity, education, and life-skill development.

•

Digital Inclusion: Digital inclusion is a priority for Rogers and one of the best ways we can contribute to society. Our Connected for Success program offers subsidized broadband Internet for families with low incomes currently living in Toronto Community Housing.

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Economy and society

•

Economic Performance: We strive to offer innovative solutions for customers, create diverse and well-paying jobs, support small businesses, pay our fair share of taxes, and deliver robust dividends to shareholders. Beyond these direct economic impacts, our performance produces indirect economic benefits as well, including significant charitable donations and locally procured goods and services.

•

Supply Chain Management: Suppliers play a huge role in our success, which is why we ensure that we have strong supplier selection processes, and management, and that we conduct business with socially and environmentally responsible companies who share our values. Our Supplier Code of Conduct sets out high standards for supplier performance in the areas of ethics, labour rights, health and safety, environment, and management systems.

•

Public Policy: We participate actively in public policy discussions that are relevant to our operations and are fully transparent about our positions and activities. We are heavily involved with governments and regulators at the federal level through our Regulatory and Government Relations offices and teams in both Toronto and Ottawa. The majority of our interactions take place with two groups that regulate our activities: the CRTC and ISED Canada.

See our annual Corporate Social Responsibility report on our website (rogers.com/csr) for more about our social, environmental, and community contributions and performance.

INCOME TAX AND OTHER GOVERNMENT PAYMENTS

We proactively manage our tax affairs to enhance Rogers’ business decisions and optimize after-tax free cash flow available for investment in our business and shareholder returns. We have established comprehensive policies and procedures to ensure we are compliant with all tax laws and reporting requirements, including filing and making all requisite income and sales tax returns and payments on a timely basis. As a part of this process, we maintain open and cooperative relationships with revenue authorities to minimize audit effort and reduce tax uncertainty while engaging with government policy makers on taxation matters that affect Rogers and its shareholders, employees, customers, and other stakeholders.

Income tax payments

Rogers total income tax expense of $466 million in 2015 is close to the expense computed on its accounting income at the statutory rate of 26.5%. Cash income tax payments totaled $184 million in 2015. Cash income tax payments can differ from the tax expense shown on the financial statements for various reasons, including timing of payments. Our cash income tax this year is lower than our tax expense principally as a result of the utilization of loss carryforwards from the acquisition of Mobilicity and the significant capital investment Rogers continues to make in our wireless and broadband telecommunications network throughout Canada. Similar to tax systems throughout the world, Canadian tax laws generally permit these additions to property, plant and equipment to be deducted for tax more quickly than they are depreciated for financial statement recognition purposes.

Other government payments

In addition to paying income tax on the profits we earn, we contribute significantly to Canadians by paying taxes and fees to federal, provincial, and municipal governments as follows:

•	various taxes on the salaries and wages we pay (payroll taxes) to approximately 26,000 employees;
•	property and business taxes;
•	unrecoverable sales taxes and custom duties; and
•	broadcast, spectrum, and other regulatory fees.

As outlined in the table below, the total cost to Rogers of these payments in 2015 was approximately $881 million.

(In millions of dollars)
	Income taxes	Non-recoverable sales taxes	Payroll taxes	Regulatory and spectrum fees [1]	Property and business taxes	Total taxes and other payments
Total payments	184	9	133	509	46	881

[1]	Includes an allocation of $266 million relating to the $1.0 billion, $3.3 billion, and $24 million we paid for the acquisition of spectrum licences in 2008, 2014, and 2015, respectively.

We also collected on behalf of the government approximately $1,735 million in sales taxes on our products and services and $561 million in employee payroll taxes.

RISK MANAGEMENT

We are committed to continually strengthening our risk management capabilities to protect and enhance shareholder value. The purpose of risk management is not to eliminate risk but to optimize trade-offs between risk and return to maximize value to the organization.

RISK GOVERNANCE

The Board has overall responsibility for risk governance and oversees management in identifying the principal risks we face in our business and implementing appropriate risk assessment processes to manage these risks. It delegates certain risk oversight and management duties to the Audit and Risk Committee.

The Audit and Risk Committee discusses risk policies with management and the Board and assists the Board in overseeing our compliance with legal and regulatory requirements.

The Audit and Risk Committee also reviews:

•

the adequacy of the internal controls that have been adopted to safeguard assets from loss and unauthorized use, to prevent, deter, and detect fraud, and to ensure the accuracy of the financial records;

•	the processes for identifying, assessing, and managing risks;
•	our exposure to major risks and trends and management’s implementation of risk policies and actions to monitor and control these exposures;

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•	our business continuity and disaster recovery plans;
•	any special audit steps adopted due to material weaknesses or significant deficiencies that may be identified; and
•	other risk management matters from time to time as determined by the Audit and Risk Committee or directed by the Board.

ENTERPRISE RISK MANAGEMENT

Our Enterprise Risk Management program uses the “3 Lines of Defence” framework to identify, assess, manage, monitor, and communicate risks. Our business units and departments, led by the Executive Leadership Team, are the first line of defence and are accountable for managing or accepting the risks. Together, they identify and assess key risks, define controls and action plans to minimize these risks, and enhance our ability to meet our business objectives.

Enterprise Risk Management is the second line of defence. Enterprise Risk Management helps management identify the top risks to meeting our business objectives, our risk appetite, and emerging risks. At the business unit and department level, Enterprise Risk Management works with management to provide governance and advice in managing the key risks and associated controls to mitigate these risks. Enterprise Risk Management works with Internal Audit to monitor the adequacy and effectiveness of the controls to reduce risks to an acceptable level.

Enterprise Risk Management carries out an annual strategic risk assessment to identify our principal risks to achieving our corporate objectives by identifying business unit- and department-level risks and aligning the business unit and department objectives to the corporate objectives. Using an aggregate approach, Enterprise Risk Management identifies the top risks and their potential impact on our ability to achieve our corporate objectives. This assessment includes reviewing risk reports, audit reports, and industry benchmarks and interviewing senior management with business unit and department accountability. Enterprise Risk Management reports the results of the annual strategic risk assessment to the Executive Leadership Team, the Audit and Risk Committee, and the Board.

Internal Audit is the third line of defence. Internal Audit evaluates the design and operational effectiveness of the governance program, internal controls, and risk management. Risks, controls, and mitigation plans identified through this process are incorporated into the annual Internal Audit plan. Annually, Internal Audit also facilitates and monitors management’s completion of the financial statement fraud risk assessment to identify areas of potential fraud or misstatement in our financial statements and disclosures and to ensure these controls are designed and operating effectively.

The Executive Leadership Team and the Audit and Risk Committee are responsible for approving our enterprise risk policies. Our Enterprise Risk Management methodology and policies rely on the expertise of our management and employees to identify risks and opportunities and implement risk mitigation strategies as required.

RISKS AND UNCERTAINTIES AFFECTING OUR BUSINESS

This section describes the principal risks and uncertainties that could have a material adverse effect on our business and financial results. Any discussion about risks should be read in conjunction with “About Forward-Looking Information”.

GENERAL RISKS

ECONOMIC CONDITIONS

Our businesses are affected by general economic conditions and consumer confidence and spending. Recessions, declines in economic activity and economic uncertainty can erode consumer and business confidence and reduce discretionary spending. Any of these factors can negatively affect us through reduced advertising, lower demand for our products and services, decreased revenue and profitability, and higher churn and bad debt expense. A significant portion of our broadcasting, publishing, and digital revenue comes from the sale of advertising.

Poor economic conditions can also have an impact on our pension plans because there is no assurance that the plans will be able to earn the assumed rate of return. Capital market volatility may result in changes in the discount rates and other variables used to calculate our pension obligations, requiring us to make contributions in the future that differ significantly from current contributions and assumptions being used in the actuarial valuation process.

SUBSTANTIAL COMPETITION

There is no assurance that our current or future competitors will not provide services that are superior to ours or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, enter markets we operate in, or introduce competing services. Any of these factors could reduce our business market share or revenue, or increase churn.

We may have some ongoing re-pricing of products and services with our existing subscribers as we may need to extend lower wireless pricing offers to attract and retain customers. As wireless penetration of the population deepens, new wireless customers may generate lower average monthly revenue and this could slow revenue growth.

Wireless could face increased competition due to recent changes to foreign ownership and control of wireless licences:

•

foreign telecommunication companies could enter the Canadian market by acquiring wireless licences or a holder of wireless licences. If companies with significantly greater capital resources enter the Canadian market, it could reduce our wireless market share. See “Foreign Ownership and Control” for more information.

•	ISED Canada’s policy regarding the transfer of spectrum licences, combined with 2012 legislation that allows foreign ownership of wireless providers with less than 10% market share,

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could make it harder for incumbent wireless carriers to acquire additional spectrum. This includes the completion of our previously announced arrangement with Videotron. The legislation regarding foreign ownership of wireless providers could make it less expensive for foreign wireless carriers to enter the Canadian wireless market. This could increase the intensity of competition in the Canadian wireless sector.

In addition, the CRTC Broadcasting Distribution Regulations do not allow cable operators to obtain exclusive contracts in buildings where it is technically feasible to install two or more transmission systems.

TECHNOLOGY RISKS

INFORMATION SECURITY RISK

Our industry is vulnerable to cyber risks that are growing in both frequency and complexity. Rogers, along with our suppliers, employs systems and network infrastructure that are subject to cyberattacks, which may include theft of assets, unauthorized access to sensitive information, or operational disruption. A significant cyberattack against our – or our suppliers’ – critical network infrastructure and supporting information systems could result in service disruptions, litigation, loss of customers, significant remediation costs, and reputational damage.

Management has placed value on a security program designed to reinforce the importance of remaining a secure, vigilant, and resilient organization. Our ongoing success depends on protecting our sensitive data, including personal information about our customers and employees. We rely on security awareness training, policies, procedures, and information technology systems to protect this information. Rogers continues to monitor this risk, leveraging external threat intelligence, internal monitoring, reviewing best practices, and implementing controls as required to mitigate cybersecurity risks.

External threats to the network are constantly changing and there is no assurance we will be able to protect the network from all future threats. The impact of such attacks may affect service revenue.

IMPACT OF NETWORK FAILURES ON REVENUE AND CUSTOMER SERVICE

If our networks or key network components fail, it could, in some circumstances, result in a loss of service for our customers for certain periods and have an adverse effect on our results and financial position. We rely on business partners to carry some traffic for certain customers. If one of these carriers has a service failure, it might also cause a service interruption for those customers that would last until we could reroute the traffic to another carrier.

We work to protect our service from the impact of natural disasters and major weather events such as ice storms, flooding, or landslides where it is necessary and feasible to do so. There are no assurances that a future event will not cause service outages. Such outages may affect service revenue.

DEPENDENCE ON INFORMATION TECHNOLOGY SYSTEMS

Our businesses depend on information technology systems for day-to-day operations. If we are unable to operate our systems, make enhancements to accommodate customer growth and new products and services, or if our systems go down, it could have an adverse effect on our ability to acquire new subscribers, service customers, manage subscriber churn, produce accurate and timely subscriber invoices, generate revenue growth, and manage operating expenses. This could have an adverse impact on our results and financial position.

Most of our employees and critical elements of our network infrastructure and information technology systems are concentrated in various physical facilities. If we cannot access one or more of these facilities because of a natural or manmade disaster or otherwise, our operations may be significantly affected to the extent that it may be difficult for us to recover without a significant interruption in service or negative impact to our revenue or customer base.

UNAUTHORIZED ACCESS TO DIGITAL BOXES OR INTERNET MODEMS

We use encryption technology developed and supported by our vendors to protect our cable signals from unauthorized access and to control access to programming based on subscription packages. We also use encryption and security technologies to prevent unauthorized access to our Internet service.

There is no assurance that we will be able to effectively prevent unauthorized decoding of television signals or Internet access in the future. If we are unable to control cable access with our encryption technology, subscriptions to digital programming, including premium video-on-demand and subscription video-on-demand, and Internet service revenue may both decrease, which could result in a decline in our Cable revenue.

NEW TECHNOLOGY

Our network plans assume the availability of new technology for both Wireless and Wireline networks. While we work with industry standards bodies and our vendors to ensure timely delivery of new technology, there are no assurances these technologies will be available as and when required.

COMPETING TECHNOLOGIES

Several technologies have affected the way our services are delivered, including:

•	broadband;
•	IP-based voice, data and video delivery services;
•	increased use of optical fibre technologies to businesses and/or residences; and
•	broadband wireless access and wireless services using a radio frequency spectrum to which we may have limited or no access.

These technologies may also lead to significantly different cost structures for users and therefore affect the long-term viability of some of our current technologies. Some of the new technologies have allowed competitors to enter our markets with similar products or services at lower costs. These competitors may also be larger and have greater access to financial resources than Rogers.

Improvements in the quality of streaming video over the Internet, coupled with the increasing availability of television shows and movies online through OTT content providers, which compete for viewership, are anticipated to increase competition for Canadian cable television service providers. If advances in technology are made to any alternative Canadian multi-channel broadcasting

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distribution system, our cable services may face increased competition. In addition, wireless Internet is, in some instances, replacing traditional wireline Internet as the technology for wireless Internet continues to develop.

The use of PVRs has affected our ability to generate television advertising revenue because viewers can skip advertising aired on the television networks. The continued emergence and growth of subscriber-based satellite and digital radio products could have affected change AM and FM radio audience listening habits and have a negative effect on the results of our radio stations. Certain audiences are also migrating away from traditional broadcast platforms to the Internet as more video and audio content streaming becomes available.

REGULATORY RISKS

CHANGES IN GOVERNMENT REGULATIONS

Substantially all of our business activities are regulated by ISED Canada and/or the CRTC, and any regulatory changes or decisions could adversely affect our consolidated results of operations. See “Regulation in Our Industry” for more information.

Regulatory changes or decisions made by these regulators could adversely impact our results on a consolidated basis. This regulation relates to, among other things, licencing and related fees, competition, the cable television programming services that we must distribute, wireless and wireline interconnection agreements, the rates we may charge to provide access to our network by third parties, the resale of our networks and roaming on our networks, our operation and ownership of communications systems, and our ability to acquire an interest in other communications systems. In addition, the costs of providing services may be increased from time to time as a result of compliance with industry or legislative initiatives to address consumer protection concerns or such Internet-related issues as copyright infringement, unsolicited commercial e-mail, cybercrime, and lawful access.

Generally, our licences are granted for a specified term and are subject to conditions on the maintenance of these licences. These licencing conditions and related fees may be modified at any time by the regulators. The regulators may decide not to renew a licence when it expires, and any failure by us to comply with the conditions on the maintenance of a licence could result in a revocation or forfeiture of any of our licences or the imposition of fines. Our cable, wireless, and broadcasting licences generally may not be transferred without regulatory approval.

The licences include conditions requiring us to comply with Canadian ownership restrictions of the applicable legislation. We are currently in compliance with all of these Canadian ownership and control requirements. However, if these requirements were violated, we would be subject to various penalties, possibly including, in the extreme case, the loss of a licence.

SPECTRUM

Radio spectrum is one of the fundamental assets required to carry on our Wireless business. Our ability to continue to offer and improve current services and to offer new services depends on, among other factors, continued access to, and deployment of, adequate spectrum, including both the ability to renew current spectrum licences and acquire new spectrum licences.

If we cannot acquire and retain needed spectrum, we may not be able to continue to offer and improve our current services and deploy new services on a timely basis, including providing competitive data speeds that customers want. As a result, our ability to attract and retain customers could be adversely affected. In addition, an inability to acquire and retain needed spectrum could affect network quality and result in higher additions to property, plant and equipment.

Changes to government spectrum fees could significantly increase our payments and therefore materially reduce our net income.

HIGHER HANDSET SUBSIDIES

Our wireless business model is based substantially on subsidizing the cost of subscriber handsets, similar to other North American wireless carriers. This model attracts customers and in exchange, they commit to a term contract with us. We also commit to a minimum subsidy per unit with the supplier of certain smartphone devices. If we are unable to recover the costs of the subsidies over the term of the customer contract, this could have an adverse effect on our business, results of operations and financial condition.

THE WIRELESS CODE

The CRTC’s decision to implement its Wireless Code, among other things, effectively required Canadian wireless carriers to move away from offering three-year service contracts and instead offer two-year contracts, and this affects our customer acquisition and retention costs and subscriber churn. The code was applied to all contracts (excluding enterprise plans) entered into or renewed after December 2, 2013 and applied to contracts (excluding enterprise plans), as of June 3, 2015, no matter when they were originally entered into. See “Regulation in Our Industry” for more information.

Our Wireless business could be adversely affected if laws, regulation, or customer behaviour make it difficult for us to impose term commitments or early cancellation fees on customers or receive the service revenue we anticipate from the term commitments.

NATIONAL WIRELESS TOWER POLICY

The policy affects all parties that plan to install or modify an antenna system, including PCS, cellular, and broadcasting service providers. The policy requires, among other things, that antenna proponents consider using existing antenna structures before proposing new structures and those owners of existing systems respond to requests to share antenna systems. Antenna proponents must follow a defined process for notifying the public and addressing local requirements and concerns. Certain types of antenna installations are excluded from the consultation requirements with local authorities and the public. The policy could prevent us from installing certain new antenna systems and/or expanding our network, which would ultimately affect our ability to serve our customers.

RADIO FREQUENCY EMISSIONS

From time to time, the media and other reports have highlighted alleged links between radio frequency emissions from wireless handsets and various health concerns, including cancer, and interference with various medical devices, including hearing aids

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and pacemakers. This may discourage the use of wireless handsets or expose us to potential litigation even though there are no definitive reports or studies stating that these health issues are directly attributable to radio frequency emissions. Future regulatory actions may result in more restrictive standards on radio frequency emissions from low-powered devices like wireless handsets. We cannot predict the nature or extent of any restrictions.

OBTAINING ACCESS TO SUPPORT STRUCTURES AND MUNICIPAL RIGHTS OF WAY

We must have access to support structures and municipal rights of way for our cable facilities. We can apply to the CRTC to obtain a right of access under the Telecommunications Act in areas where we cannot secure access to municipal rights of way. Failure to obtain access could increase Cable costs and adversely affect our business.

The Supreme Court of Canada ruled in 2003, however, that the CRTC does not have the jurisdiction to establish the terms and conditions of accessing the poles of hydroelectric companies. As a result, we normally obtain access under terms established by the provincial utility boards.

DEPENDENCE ON FACILITIES AND SERVICES OF ILECS

Certain business telephony operations outside of our cable territory depend significantly on the availability of facilities and services acquired from incumbent telecommunication operators, according to CRTC rules. Changes to these rules could significantly affect the cost of operating these businesses.

COPYRIGHT TARIFFS

Pressures on copyright tariffs continue to affect our services. Any increase in fees could negatively affect our results of operations.

BUSINESS RISKS

REVENUE EXPECTATIONS FROM NEW AND ADVANCED SERVICES

We expect that a substantial portion of our future revenue growth may come from new and advanced services, and we continue to invest significant capital resources to develop our networks so we can offer these services. It is possible, however, that there may not be sufficient consumer demand, or that we may not anticipate or satisfy demand for certain products and services or be able to offer or market these new products and services successfully to subscribers. If we do not attract subscribers to new products and services profitably or keep pace with changing consumer preferences, we could experience slower revenue growth and increased churn. This could have a materially adverse effect on our business, results of operations, and financial condition.

COMPLEXITY OF OUR BUSINESS

Our businesses, technologies, processes, and systems are operationally complex and increasingly interconnected. If we do not execute properly, or if manmade or natural disasters affect them, customers may have a negative experience, resulting in increased churn and lower revenue.

STRATEGY AND BUSINESS PLANS

Our strategy is vital to our long-term success. Changing strategic priorities or adding new strategic priorities could compromise existing initiatives and could have a materially adverse effect on our business, results of operations, and financial condition.

We develop business plans, execute projects, and launch new ventures to grow our business. If the expected benefits from these do not materialize, this could have a materially adverse effect on our business, results of operations, and financial condition.

RELIANCE ON THIRD-PARTY SERVICE PROVIDERS

We have outsourcing and managed service arrangements with third parties to provide certain essential components of our business operations to our employees and customers, including payroll, certain facilities or property management functions, call centre support, certain installation and service technicians, certain information technology functions, and invoice printing. Interruptions in these services could adversely affect our ability to service our customers.

ACQUISITIONS, DIVESTITURES, OR INVESTMENTS

Acquiring complementary businesses and technologies, developing strategic alliances, and divesting portions of our business are often required to optimally execute our business strategy. Some areas of our operations (and adjacent businesses) are subject to rapidly evolving technologies and consumer usage and demand trends. It is possible that we may not effectively forecast the value of consumer demand or risk of competing technologies resulting in higher valuations for acquisitions.

Services, technologies, key personnel, or businesses of companies we acquire may not be effectively integrated into our business or service offerings, or our alliances may not be successful. We also may not be able to successfully complete certain divestitures on satisfactory terms, if at all.

ORGANIZATIONAL STRUCTURE AND TALENT

The industry is competitive in attracting and retaining a skilled workforce. Losing certain employees or changes in morale due to a restructuring or other event could affect our revenue and profitability in certain circumstances.

DEPENDENCE ON CERTAIN KEY INFRASTRUCTURE AND HANDSET VENDORS

Our wireless business has relationships with a relatively small number of essential network infrastructure and handset vendors. We do not have operational or financial control over them and only have limited influence on how they conduct their business with us. Handset vendor market share has recently shifted towards fewer top suppliers which will augment this dependency.

If one of our network infrastructure suppliers fails, it could delay adding network capacity or new capabilities and services. Handsets and network infrastructure suppliers can extend delivery times, raise prices, and limit supply due to their own shortages and business requirements, among other things. If these suppliers do not develop handsets that satisfy customer demands, or deliver

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products and services on a timely basis, it could have a material adverse effect on our business, financial condition, and results of operations. Any interruption in the supply of equipment for our networks could also affect the quality of our service or impede network development and expansion.

Apple has introduced soft SIM technology to its latest iPads launched in the US, allowing customers of certain carriers to switch between carriers without the use of a carrier-provided SIM card. If Apple or other major handset vendors introduce soft SIM to their mobile products in Canada, this could have an adverse effect on our business, churn, and results of operations as many customers without subsidized devices are under no contractual obligation to remain with Rogers. We expect that soft SIM will be coming to the Canadian market in the next few years.

INCREASE IN BRING YOUR OWN DEVICE (BYOD) CUSTOMERS

With the CRTC’s Wireless Code limiting wireless term contracts to two years from three years, the number of BYOD customers with no-term contracts has increased. These customers are under no contractual obligation to remain with Rogers, which could have a material adverse effect on our churn.

INVENTORY OBSOLESCENCE

Our inventory balance mainly consists of wireless handset devices, which generally have relatively short product lifecycles due to frequent wireless handset introductions. If we cannot effectively manage inventory levels based on product demand, this may increase the risk of inventory obsolescence.

INCREASING PROGRAMMING COSTS

Acquiring programming is the single most significant purchasing commitment in our Cable television business and is a material cost for Media television properties. Programming costs have increased significantly over the past few years, particularly with the recent growth in subscriptions to digital specialty channels. Increased competition for programming rights to popular properties from both traditional linear television broadcasters and digital competitors continue to increase the cost of programming rights. Higher programming costs could adversely affect the operating results of our business if we are unable to recover programming investments through subscription fee increases that reflect the market.

CHANNEL UNBUNDLING

CRTC-mandated programming package unbundling and the required implementation of flexible channel packaging by BDUs could negatively affect the tier status, subscription levels, and results of certain of Media’s channels, including TSC, Sportsnet, Sportsnet 360, Sportsnet ONE, Sportsnet World, and our specialty channels, including Outdoor Life Network, FX (Canada), FXX (Canada), and G4 Canada. Certain channels are currently included in favourable channel packaging with BDUs. This could adversely affect our results and some industry specialty networks may not survive in such an environment. See “Television Services Distribution” for more information.

MIGRATING FROM CONVENTIONAL TO DIGITAL MEDIA

Our Media business operates in many industries that can be affected by customers migrating from conventional to digital media, which is driving shifts in the quality and accessibility of data and mobile alternatives to conventional media. We have been shifting our focus towards the digital market to limit this risk. Increasing competition for advertising revenue from digital content providers such as search engines, social networks, and Internet video content alternatives have resulted in advertising dollars migrating from conventional television broadcasters to digital platforms. The impact is greater on conventional over-the-air broadcast networks such as CityTV and OMNI that do not have a second revenue stream from subscription revenue. Our Media results could be adversely affected if we are unsuccessful in anticipating the shift in advertising dollars from conventional to digital platforms.

OUR MARKET POSITION IN RADIO, TELEVISION, OR MAGAZINE READERSHIP

Advertising dollars typically migrate to media properties that are leaders in their respective markets and categories, particularly when advertising budgets are tight. Although most of our radio, television, and magazine properties currently perform well in their respective markets, this may not continue in the future. Advertisers base a substantial part of their purchasing decisions on ratings and readership data generated by industry associations and agencies. If our radio and television ratings or magazine readership levels decrease substantially, our advertising sales volumes and the rates that we charge advertisers could be adversely affected.

FINANCIAL RISKS

CAPITAL COMMITMENTS, LIQUIDITY, DEBT, AND INTEREST PAYMENTS

Our capital commitments and financing obligations could have important consequences including:

•

requiring us to dedicate a substantial portion of cash provided by operating activities to pay interest, principal, and dividends, which reduces funds available for other business purposes including other financial operations;

•	making us more vulnerable to adverse economic and industry conditions;
•	limiting our flexibility in planning for, and/or reacting to, changes in our business and/or industry;
•	putting us at a competitive disadvantage compared to competitors who may have more financial resources and/or less financial leverage; or
•	restricting our ability to obtain additional financing to fund working capital and additions to property, plant and equipment and for other general corporate purposes.

Our ability to satisfy our financial obligations depends on our future operating performance and economic, financial, competitive, and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow in the future and financings may not be available to provide sufficient net proceeds to meet these obligations or to successfully execute our business strategy.

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CREDIT RATINGS

Credit ratings provide an independent measure of credit quality of an issuer of securities and can affect our ability to obtain short- and long-term financing and the terms of the financing. If rating agencies lower the credit ratings on our debt, particularly a downgrade below investment grade, it could adversely affect our cost of financing and access to liquidity and capital.

INCOME TAXES AND OTHER TAXES

We collect, pay, and accrue significant amounts of income and other taxes such as federal and provincial sales, employment, and property taxes.

We have recorded significant amounts of deferred income tax liabilities and current income tax expense, and calculated these amounts based on substantively enacted income tax rates in effect at the relevant time. A legislative change in these rates could have a material effect on the amounts recorded and payable in the future.

We provide for income and indirect taxes based on all currently available information and believe that we have adequately provided for these items. The calculation of applicable taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets, liabilities, and provisions, and could, in certain circumstances, result in the assessment of interest and penalties.

While we believe we have paid and provided for adequate amounts of tax, our business is complex and significant judgment is required in interpreting how tax legislation and regulations apply to us.

LITIGATION RISKS

SYSTEM ACCESS FEE – SASKATCHEWAN

In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an “opt-out” class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

In 2013, the plaintiffs applied for an order to be allowed to proceed with the second system access fee class action. However, the court denied this application and the second action remains conditionally stayed.

At the time the Saskatchewan class action was commenced in 2004, corresponding claims were filed in multiple jurisdictions across Canada, although no active steps were taken by the plaintiffs. In 2014, the Nova Scotia Supreme Court declined to stay or dismiss the corresponding claim brought by the plaintiffs in Nova Scotia as an abuse of process. In April 2015, the Nova Scotia Court of Appeal permanently stayed the Nova Scotia claim. The plaintiffs are seeking leave to appeal to the Supreme Court of Canada. The Manitoba Court of Queen’s Bench unconditionally stayed the corresponding claim brought in Manitoba as an abuse of process. A decision from the Manitoba Court of Appeal is pending. A similar decision has been issued by the British Columbia Court of Appeal. In 2015, the Court of Queen’s Bench of Alberta declined to dismiss the corresponding claim in Alberta. In October 2015, the Alberta Court of Appeal granted our appeal and dismissed the claim in Alberta. We have not recognized a liability for this contingency.

SYSTEM ACCESS FEE – BRITISH COLUMBIA

In December 2011, a class action was launched in British Columbia against providers of wireless communications in Canada in response to the system access fee wireless carriers charge to some of their customers. The class action related to allegations of misrepresentations contrary to the Business Practices and Consumer Protection Act (British Columbia), among other things. The plaintiffs sought unspecified damages and restitution. In June 2014, the court denied the plaintiffs’ certification application, concluding that there is nothing in the term “system access fee” to suggest it is a fee to be remitted to the government. An appeal by the plaintiffs was dismissed by the British Columbia Court of Appeal in 2015, finding that the conclusion of the trial judge was unassailable. The plaintiffs are seeking leave to appeal to the Supreme Court of Canada. We have not recognized a liability for this contingency.

911 FEE

In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

CELLULAR DEVICES

In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs are seeking unspecified damages

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and punitive damages, effectively equal to the reimbursement of the portion of revenue the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. We have not recognized a liability for this contingency.

OTHER CLAIMS

There are certain other claims and potential claims against us. We do not expect any of these to have a material adverse effect on our financial results.

OUTCOME OF PROCEEDINGS

The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business or financial results or financial condition. If it becomes probable that we will be held liable for claims against us, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

OWNERSHIP RISK

CONTROLLING SHAREHOLDER

Rogers is a family-founded, family-controlled company. Voting control of Rogers Communications is held by Rogers Control Trust, whose beneficiaries are a small group of individuals that are members of the Rogers family, several of whom are also directors of our Board. The trust holds voting control of Rogers Communications Inc. and its subsidiaries for the benefit of successive generations of the Rogers family. The trustee is the trust company subsidiary of a Canadian chartered bank.

As of December 31, 2015, private, Rogers family holding companies controlled by the trust owned approximately 91% of our outstanding Class A Voting shares (2014 – 91%) and approximately 10% of our Class B Non-Voting shares (2014 – 10%), or in total approximately 28% of the total shares outstanding (2014 – 28%). Only Class A Voting shares carry the right to vote in most circumstances. As a result, the trust is able to elect all members of our Board and to control the vote on most matters submitted to a shareholder vote.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2015, under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, pursuant to Rule 13a-15 promulgated under the US Securities Exchange Act of 1934, as amended. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at that date.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting.

Our internal control system is designed to give management and the Board reasonable assurance that our financial statements are prepared and fairly presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The system is intended to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are reliable. Management also takes steps to assure the flow of information and communication is effective, and monitors performance and our internal control procedures.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015, based on the criteria set out in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and concluded that it was effective at that date. Our independent auditors, KPMG LLP, have issued an audit report on management’s assessment of internal control over financial reporting as of December 31, 2015, and provided an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of that date. This report is included in our 2015 audited consolidated financial statements filed on SEDAR (sedar.com).

All internal control systems, however, no matter how well designed, have inherent limitations, and even systems that have been determined to be effective can only provide reasonable assurance about the preparation and presentation of financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

There were no changes in 2015 that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Regulation In Our Industry

Our business, except for the non-broadcasting operations of Media, is regulated by two groups:

•	the Canadian Federal Department of Innovation, Science and Economic Development on behalf of the Minister of Innovation, Science and Economic Development; and
•	the CRTC, under the Telecommunications Act (Canada) (Telecommunications Act) and the Broadcasting Act (Canada) (Broadcasting Act).

Regulation relates to the following, among other things:

•	wireless spectrum and broadcasting licensing;
•	competition;
•	the cable television programming services we must, and can, distribute;
•	wireless and wireline interconnection agreements;
•	rates we can charge third parties for access to our network;
•	the resale of our networks;
•	roaming on our networks and the networks of others;

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MANAGEMENT’S DISCUSSION AND ANALYSIS

•	ownership and operation of our communications systems; and
•	our ability to acquire an interest in other communications systems.

Regulatory changes or decisions can adversely affect our consolidated results of operations.

Our costs of providing services may increase from time to time as we comply with industry or legislative initiatives to address consumer protection concerns or Internet-related issues like copyright infringement, unsolicited commercial e-mail, cybercrime, and lawful access.

Generally, our spectrum and broadcast licences are granted for a specified term and are subject to conditions for maintaining these licences. Regulators can modify these licensing conditions at any time, and they can decide not to renew a licence when it expires. If we do not comply with the conditions, a licence may be forfeited or revoked, or we may be fined.

The licences have conditions that require us, amongst other things, to comply with Canadian ownership restrictions of the applicable legislation. We are currently in compliance with these conditions. If we violate the requirements, we would be subject to various penalties and it could include losing a licence in extreme cases.

Cable, wireless, and broadcasting licences generally cannot be transferred without regulatory approval.

CANADIAN BROADCASTING AND TELECOMMUNICATIONS OPERATIONS

Our Canadian broadcasting and telecommunications operations – including our cable television systems, radio and television stations, and specialty services – are licenced (or operated under an exemption order) and regulated by the CRTC under the Broadcasting Act.

The CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting and telecommunications system. It is also responsible under the Telecommunications Act for the regulation of telecommunications carriers, including:

•	Wireless’ mobile voice and data operations; and
•	Cable’s Internet and telephone services.

Our cable and telecommunications retail services are not subject to price regulation, other than an entry-level small basic cable television package ordered by the CRTC for introduction on March 1, 2016, because the CRTC believes there is enough competition for these services provided by other carriers to protect the interests of users, so has forborne from regulating them. Regulations can and do, however, affect the terms and conditions under which we offer these services.

SPECTRUM LICENCES

ISED Canada sets technical standards for telecommunications under the Radiocommunication Act (Canada) (Radiocommunication Act) and the Telecommunications Act. It licences and oversees:

•	the technical aspects of the operation of radio and television stations;
•	the frequency-related operations of cable television networks; and
•	awarding and supervising spectrum for wireless communications systems in Canada.

ROYALTIES

The Copyright Board of Canada (Copyright Board) oversees the administration of copyright royalties in Canada and establishes the royalties to be paid for the use of certain copyrighted works. It sets the copyright tariff royalties that Canadian broadcasting undertakings, including cable, radio, television, and specialty services, pay to copyright collectives.

BILLING AND CONTRACTS

Manitoba, Newfoundland and Labrador, Nova Scotia, Ontario, and Quebec have enacted consumer protection legislation for wireless, wireline, and Internet service contracts. This legislation addresses the content of such contracts, the determination of the early cancellation fees that can be charged to customers, the use of security deposits, the cancellation and renewal rights of the consumers, the sale of prepaid cards, and the disclosure of related costs. Rogers is also currently subject to the CRTC Wireless Code and will come under the forthcoming CRTC Television Service Provider Code of Conduct to become effective in 2016.

The provincial laws are generally consistent with the CRTC Wireless Code. See “CRTC Wireless Code” for more information.

FOREIGN OWNERSHIP AND CONTROL

Non-Canadians can own and control, directly or indirectly:

•	up to 33.3% of the voting shares and the related votes of a holding company that has a subsidiary operating company licenced under the Broadcasting Act, and
•	up to 20% of the voting shares and the related votes of the operating licensee company may be owned and controlled directly or indirectly by non-Canadians.

Combined, these limits can enable effective foreign control of up to 46.7%.

The chief executive officer and 80% of the members of the Board of Directors of the operating licensee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or the licensee company level. Neither the Canadian carrier nor its parent may be otherwise controlled in fact by non-Canadians. Subject to appeal to the federal Cabinet, the CRTC has the jurisdiction to determine as a question of fact whether a given licensee is controlled by non-Canadians.

Pursuant to the Telecommunications Act and associated regulations, the same rules also apply to Canadian telecommunications carriers such as Wireless, except that there is no requirement that the chief executive officer be a resident Canadian. We believe we are in compliance with the foregoing foreign ownership and control requirements.

On June 29, 2012, Bill C-38 amending the Telecommunications Act passed into law. The amendments exempt telecommunications companies with less than 10% of total Canadian telecommunications market measured by revenue from foreign investment restrictions. Companies that are successful in growing their market shares in excess of 10% of total Canadian telecommunications market revenue other than by way of merger or acquisitions will continue to be exempt from the restrictions.

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CRTC REVIEW OF BASIC TELECOMMUNICATIONS SERVICES

On April 9, 2015, the CRTC issued Telecom Notice of Consultation 2015-134. The CRTC will examine which telecommunications services Canadians require to participate meaningfully in the digital economy and the CRTC’s role in ensuring the availability of affordable basic telecommunications services to all Canadians. Rogers is participating in the proceeding in which a public hearing will commence on April 11, 2016.

CANADIAN ANTI-SPAM LEGISLATION

Canada’s anti-spam legislation was passed into law on December 15, 2010 and came into force on July 1, 2014, with the exception of those sections of the Act related to the unsolicited installation of computer programs or software, which came into force on January 15, 2015. We believe we are in compliance with this legislation.

BILL C-43

On October 23, 2014, Bill C-43 was introduced by the federal government. Amongst other items, it makes amendments to the Broadcasting Act and the Telecommunications Act to prohibit charging subscribers for paper bills. Bill C-43 also provides the CRTC with the authority to assess Administrative Monetary Penalties for any contraventions of the Telecommunications Act, regulations, or CRTC decisions. The Bill was passed into law on December 16, 2014 and these amendments became effective immediately. We believe we are in compliance with this legislation.

WIRELESS

600 MHZ SPECTRUM LICENCE BAND

On August 14, 2015, ISED Canada released a decision regarding the reallocation of spectrum licences in the 600 MHz band for mobile services. Canada will reallocate the same amount of spectrum licences as the US, following the US incentive auction scheduled to begin in March 2016. TV channels currently using the 600 MHz band spectrum that will be auctioned for mobile services will be given a new channel in the new allotment plan and will be provided with a minimum of 18 months to complete the transition. Certain Rogers over-the-air TV channels will need to be transitioned. No decision has been made regarding transition funding of affected TV channels or whether ISED Canada will use an incentive auction format. Additional consultations are expected before the Canadian auction of this spectrum, which is expected to occur in the next two to three years.

LEGISLATION REGARDING WHOLESALE DOMESTIC WIRELESS ROAMING RATES

On June 19, 2014, the federal government enacted legislation to cap wholesale domestic wireless roaming rates carriers can charge to one another at amounts no higher than the average rates carriers charge their own retail customers. The legislation also provided the CRTC with the power to set domestic roaming rates between carriers, regardless of the formula. The CRTC conducted a review into wireless roaming rates and the state of wireless wholesale competition with a public hearing, which concluded in early October 2014.

On May 5, 2015, the CRTC released its decision on the regulatory framework for wholesale mobile wireless services (Telecom

Regulatory Policy 2015-177). The CRTC determined it is necessary to regulate the rates that Rogers Communications and two of its competitors (Bell Mobility and Telus Communications) charge other Canadian wireless carriers for domestic GSM-based wholesale roaming. The CRTC directed Rogers, Bell, and Telus to each file proposed cost-based tariffs for wholesale roaming on November 4, 2015. Pending its final determination on the proposed tariffs, the CRTC approved, on an interim basis, a maximum rate for each of GSM-based voice, text, and data wholesale roaming provided by Bell, Rogers, and Telus across their respective networks to other Canadian wireless carriers. This rate is equal to the highest rate charged by each of Rogers, Bell, and Telus to any other Canadian wireless carrier for each of GSM-based voice, text, and data wholesale roaming as of the date of the decision. These rates were replaced when the CRTC gave interim approval to the proposed cost-based tariffs filed by the carriers on December 3, 2015 and made these interim rates effective November 23, 2015.

In Telecom Regulatory Policy 2015-177 the CRTC recommended that the Canadian government repeal section 27.1 of the Telecommunications Act, which came into effect in June 2014 to cap domestic wholesale mobile wireless roaming rates at average retail rates, to allow the return to market forces for the provision of all other wholesale roaming as soon as possible. On July 1, 2015, section 27.1 was repealed by the government.

The CRTC further determined that it is not appropriate to mandate wholesale Mobile Virtual Network Operator (MVNO) access.

Finally, the CRTC determined that the regulatory measures established in the decision would remain in place for a minimum of five years, during which time the CRTC will monitor competitive conditions in the mobile wireless market.

TRANSFERS, DIVISIONS, AND SUBORDINATE LICENSING OF SPECTRUM LICENCES

In June 2013, ISED Canada released Framework Relating to Transfers, Divisions and Subordinate Licensing of Spectrum Licences for Commercial Mobile Spectrum. The Framework lays out the criteria ISED Canada will consider and the processes it will use when it reviews spectrum licence transfers, including prospective transfers that could arise from purchase or sale options and other agreements. Key items to note are that:

•

ISED Canada will review all spectrum transfer requests, and will not allow any that result in “undue spectrum concentration” and reduced competition. Decisions will be made on a case-by-case basis and will be issued publicly to increase transparency; and

•

licensees must ask for a review within 15 days of entering into any agreement that could lead to a prospective transfer. ISED Canada will review the agreement as though the licence transfer that could arise from it has been made. This timing did not apply to agreements such as Rogers’ AWS agreements with Shaw and Quebecor made before the Framework was released.

On June 24, 2015, Rogers received ISED Canada approval for a number of spectrum licence transfers and subordinate licences related to our acquisition of Shaw’s AWS-1 spectrum licences and our acquisition of Mobilicity.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

We obtained AWS-1 spectrum licences from Shaw after exercising a previously acquired option and paying the final $100 million installment. The total paid for the spectrum was $350 million. Subsequent to exercising the option, certain non-contiguous spectrum licences acquired from Shaw were transferred to WIND for nominal cash proceeds.

Subsequent to the acquisition of Mobilicity, Rogers and WIND undertook an AWS-1 spectrum licence asset exchange in Southern Ontario to create an additional 10 MHz of paired AWS-1 spectrum that is contiguous to AWS-1 spectrum licences we acquired in the 2008 auction. In addition, Rogers transferred certain non-contiguous AWS-1 spectrum licences previously held by Mobilicity in British Columbia, Alberta, and various regions in Ontario to WIND for nominal cash proceeds.

CRTC WIRELESS CODE

In June 2013, the CRTC issued its Wireless Code. The code imposes several obligations on wireless carriers, including maximum contract term length, roaming bill caps, device unlocking requirements, and contract summaries. It also lays out the rules for device subsidies and early cancellation fees. Under the code, if a customer cancels a contract early, carriers can only charge the outstanding balance of the device subsidy they received, which decreases by an equal amount every month over no more than 24 months. This effectively makes the maximum contract length two years. The code was applied to contracts (excluding enterprise plans) entered into or renewed after December 2, 2013.

As of June 3, 2015, the code applied to all contracts (excluding enterprise plans), no matter when they were entered into, which means it retroactively captured three-year contracts entered into between June 3, 2012 and December 2, 2013. Anyone who entered into a three-year contract between June 3, 2012 and December 2, 2013 was therefore entitled to cancel their agreement without paying back the full subsidy they received. On July 2, 2013, Rogers, Bell, Telus, MTS, and SaskTel filed a Federal Court appeal of this retroactivity provision of the code. The Court granted leave to appeal and the appeal was heard on November 12, 2014. On May 19, 2015, the Federal Court of Appeal dismissed the Rogers, Bell, Telus, MTS, and SaskTel appeal of the CRTC decision to apply the Wireless Code to all contracts on June 3, 2015, regardless of when the contract was signed. This means the code retroactively captured three-year contracts entered into between June 3, 2012 and December 2, 2013.

2500 MHZ SPECTRUM LICENCE AUCTION

On April 14, 2015, ISED Canada’s 2500 MHz commercial wireless spectrum auction began. The auction ended on May 5, 2015. Results were announced publicly on May 12, 2015. Rogers acquired 41 licences consisting of 20 MHz blocks of contiguous, paired spectrum in Canada’s major geographic markets at a cost of $27 million. After making payment for the licences and passing the required Canadian Ownership and Control review, Rogers took possession of these 20-year licences on May 27, 2015 and began to deploy the spectrum during the second quarter of 2015.

TOWER SHARING POLICY

In March 2013, ISED Canada released Revised Frameworks for Mandatory Roaming and Antenna Tower and Site Sharing, concluding a consultation initiated in 2012. It sets out the current rules for tower and site sharing, among other things. The key terms of the tower and site sharing rules are:

•	all holders of spectrum licences, radio licences, and broadcasting certificates must share towers and antenna sites, where technically feasible, at commercial rates; and
•	the timeframe for negotiating agreements is 60 days, after which arbitration according to ISED Canada arbitration rules will begin.

In Telecom Regulatory Policy 2015-177 released May 2015, the CRTC determined that it would not mandate or require general wholesale tariffs for tower and site sharing. At the same time, it determined that its existing powers and processes are sufficient to address tower and site sharing disputes related to rates, terms, and conditions. As a result, carriers may use the arbitration process established by ISED Canada, or they may request the CRTC to intervene in the event that tower and site sharing negotiations fail.

AWS-3 SPECTRUM AUCTION

In July 2014, ISED Canada announced that Advanced Wireless Services (AWS-3) wireless spectrum would be auctioned in 2015 and before the 2500 MHz auction. AWS-3 spectrum comprises the 1755-1780 MHz and 2155-2180 MHz bands. 30 MHz of the 50 MHz of paired spectrum to be auctioned was reserved for “operating new entrants”. Wireless carriers with less than 10 percent national and 20 percent provincial/territorial wireless subscriber market share were eligible to bid on the set-aside spectrum in licence areas where they were then providing service. The 20 MHz of spectrum not subject to the new entrant set-aside was auctioned in two 5+5 MHz sub-blocks. The auction used a sealed-bid format. The highest bid for a block would win the block and the winner would then pay the second highest bid price for the block. On March 6, 2015, ISED Canada announced the results of the AWS-3 wireless spectrum licence auction of the 1755-1780 MHz and 2155-2180 MHz bands. Rogers did not acquire any spectrum licences in this auction.

3.5 GHZ BAND POLICY CHANGES

In December 2014, ISED Canada released its policy changes to the 3.5 GHz spectrum band. Rogers has a 50% interest in the Inukshuk Wireless Partnership (IWP) which holds (on average) between 100-175 MHz of 3.5 GHz spectrum in most major urban markets in Canada. The 3.5 GHz band will be reallocated for mobile services (it is currently only licensed for fixed wireless access in Canada). The establishment of a new band plan and licensing framework for mobile services will be the subject of a future consultation. The band will eventually be relicensed on a flexible-use basis whereby licensees will be permitted to determine the extent to which they will implement fixed and/or mobile services in the band in a given geographic area.

Until the future consultation is completed and the related decisions are released, all existing licences that will be renewed will be limited to the provision of fixed services. Licences will be renewed

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where licensees have satisfied all of their conditions of licence and renewed licences will have a 1-year term. On completion of the consultation process and release of related decisions, renewed licensees will have a high expectation of receiving new licences for 10 or 20 years (depending on consultation outcome). Spectrum associated with existing licences that are not renewed by ISED Canada will be made available on a first-come, first-served basis using an application process.

CABLE

CRTC REVIEW OF LOCAL AND COMMUNITY PROGRAMMING

On September 14, 2015, the CRTC announced a proceeding to review the policy framework for local and community programming (Broadcasting Notice of Consultation 2015-421). Comments were due October 29, 2015 and an oral hearing concluded on February 3, 2016. A decision is anticipated by mid-2016.

CRTC REVIEW OF WHOLESALE WIRELINE TELECOMMUNICATIONS SERVICES

In October 2013, the CRTC initiated its planned review of the telecommunications essential services rulings it released in March 2008. The review will determine which wireline services, and under what terms and conditions, facilities-based telecommunications carriers must make available to other telecommunications service providers, such as resellers. Extensive submissions were filed during 2014 leading to a two-week public hearing that concluded on December 4, 2014.

On July 22, 2015, the CRTC released its decision on the regulatory framework for wholesale wireline services (Telecom Regulatory Policy 2015-326). The CRTC determined that wholesale high-speed access services, which are used to support retail competition for services, such as local phone, television, and Internet access, would continue to be mandated. The provision of provincially aggregated services, however, would no longer be mandated and would be phased out in conjunction with the implementation of a disaggregated service with connections at telephone company central offices and cable company head-ends. The requirement to implement disaggregated wholesale high-speed access services will include making them available over fibre-access facilities. Regulated rates will continue to be based on long-run increment cost studies.

TELEVISION SERVICES DISTRIBUTION

On October 24, 2013, the CRTC launched a broad-based public consultation (“Let’s Talk TV”) on the subject of television. The consultation covered three broad themes, asking what consumers think about:

•	the television programming available to them;
•	the reception of television programming from service providers and other sources; and
•	whether they have enough information to make informed choices and seek solutions if they are not satisfied.

In November 2014, the CRTC released its first decision arising from the Let’s Talk TV hearing ordering the elimination of the 30-day cancellation provision for cable, Internet, and phone services, effective January 23, 2015.

On January 29, 2015, the CRTC released decisions requiring local stations to continue over-the-air transmission under the same regulatory regime currently in place and maintaining simultaneous substitution requirements. This was decided with the intent that Canadian broadcasters can protect the rights of the popular foreign programs they have purchased and sell their own advertising during these programs, except for the NFL Super Bowl beginning in 2017. In a related decision released the same day, the CRTC found that it would be an undue preference under the Telecommunications Act for a vertically integrated company that offers a Mobile TV service to exempt this service from standard monthly wireless data caps and usage charges generally applicable to its wireless service.

On March 19, 2015, the CRTC released the third of its decisions related to its Let’s Talk TV proceeding. The CRTC ordered distributors to offer customers an option for a small basic service consisting only of Canadian local channels (local radio is optional), national mandatory services, community and provincial legislature channels, and, should they wish, US 4+1 networks beginning March 1, 2016. The retail rate for this entry-level service will be capped at $25 per month (excluding equipment). The CRTC adopted phased-in requirements for selling channels to customers “à la carte” and as part of “pick-packs”. All channels above the basic tier must be offered on an à la carte basis or in smaller, reasonably priced packages by March 1, 2016. By December 1, 2016, they must be offered in both forms. As a BDU, we will be permitted to continue to offer our existing basic service and programming packages. The CRTC will also revise its existing “preponderance” rule so that consumers will have to be offered, but will not have to receive, a majority of Canadian services.

The CRTC also proposed several changes to the Wholesale Code (formerly the Vertical Integration (VI) Code) addressing, amongst other matters, penetration-based rate cards and minimum guarantees. All licensed programmers and BDUs will be required to comply with the Wholesale Code, which came into effect on January 22, 2016.

The March 19 decision also addressed rules for distribution of foreign services authorized for distribution in Canada, including requirements that foreign services make their channels available “à la carte” and “in pick-packs” or in smaller pre-assembled packages and abide by the Wholesale Code. Access rules for VI-owned services and independent services, channel packaging, and buy-through rules for multicultural services were also addressed.

On March 26, 2015, in the final decision related to Let’s Talk TV, the CRTC announced plans to establish a Television Service Provider (TVSP) Code of Conduct to govern certain aspects of the relationship between TVSPs and their customers as well as to allow consumers to complain to the CCTS about their providers. On January 8, 2016, the CRTC issued the final version of the TVSP Code, which will come into effect on September 1, 2017. This decision also introduced new requirements related to the provision of service to persons with disabilities for both BDUs and broadcasters.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

ROGERS NHL GAMECENTRE LIVE GAMEPLUS

On November 20, 2014, we responded to a CRTC complaint by certain companies claiming that Rogers NHL GameCentre LIVE Plus, the exclusive content tier of Rogers NHL GameCentre LIVE, violates CRTC regulations on the basis that it was not content designed primarily for Internet use by individual customers. On March 16, 2015, the CRTC denied the complaint.

MEDIA

COPYRIGHT RETRANSMISSION OF DISTANT SIGNALS

Pursuant to section 31(2) of the Copyright Act, television service providers are permitted to retransmit programming within distant over-the-air television signals as part of a compulsory licensing regime. Rates for the distribution of the programming are established through negotiation or set by the Copyright Board. Distributors and content providers were unable to agree on a new rate for the distribution of distant signals after the expiration of the current agreement in 2013. A proceeding was initiated by the Copyright Board, which began on November 23, 2015. The proceeding will continue into 2016 with a decision expected in 2017.

The Collectives (content providers) have proposed a royalty rate that is approximately double the current rate, which, if certified, would have a significant financial impact on Rogers with additional costs of approximately $30 million per year.

LICENCE RENEWALS

The CRTC considers group-based (conventional and discretionary specialty) licence renewal applications for major media companies. The Rogers group includes the City conventional television stations and specialty channels Sportsnet 360, The Biography Channel, G4Tech, and Outdoor Life.

On July 31, 2014, the CRTC renewed our licences for a two-year period as we had requested. In addition, the decision placed no restrictions on the amount of sports programming expenditures that can be used to meet Canadian program expenditure obligations and deleted the previous condition of licence requiring specific expenditures of local programming outside of Toronto. These conditions were replaced with a requirement to produce original hours of local programming which cannot include professional sports programming. Consistent with the requirement for other large broadcast groups, pursuant to the decision the Rogers group is now required to achieve a Canadian program expenditure of 30% rather than the previous 25%, 5% of which must be directed to programs of national interest. In addition, the CRTC determined that the imposition of the Wholesale Code as condition of licence would be an appropriate measure to ensure a level playing field with other entities that may have business relationships with Rogers.

Other Information

ACCOUNTING POLICIES

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Management makes judgments, estimates, and assumptions that affect how accounting policies are applied, the amounts we report in assets, liabilities, revenue, and expenses, and our related disclosure about contingent assets and liabilities. Significant changes in our assumptions, including those related to our future business plans and cash flows, could materially change the amounts we record. Actual results could be different from these estimates.

These estimates are critical to our business operations and understanding our results of operations. We may need to use additional judgment because of the sensitivity of the methods and assumptions used in determining the asset, liability, revenue, and expense amounts.

ESTIMATES

FAIR VALUE

We use estimates to determine the fair value of assets acquired and liabilities assumed in an acquisition, using the best available information, including information from financial markets. These estimates include key assumptions such as discount rates, attrition rates, and terminal growth rates for performing discounted cash flow analyses.

USEFUL LIVES

We depreciate the cost of property, plant and equipment over their estimated useful lives by considering industry trends and company-specific factors, including changing technologies and expectations for the in-service period of certain assets at the time. We reassess our estimates of useful lives annually, or when circumstances change, to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly, or in a different way, than anticipated, we might have to reduce the estimated life of property, plant and equipment, which could result in a higher depreciation expense in future periods or an impairment charge to write down the value. We monitor and review our depreciation rates and asset useful lives at least once a year and change them if they are different from our previous estimates. We recognize the effect of changes in estimates in net income prospectively.

CAPITALIZING DIRECT LABOUR, OVERHEAD, AND INTEREST

Certain direct labour, overhead, and interest costs associated with the acquisition, construction, development, or improvement of our networks are capitalized to property, plant and equipment. The capitalized amounts are calculated based on estimated costs of projects that are capital in nature, and are generally based on a per-hour rate. In addition, interest costs are capitalized during development and construction of certain property, plant and equipment. Capitalized amounts increase the cost of the asset and result in a higher depreciation expense in future periods.

IMPAIRMENT OF ASSETS

Indefinite-life intangible assets (including goodwill and spectrum and/or broadcast licences) are assessed for impairment on an annual basis, or more often if events or circumstances warrant, and finite-life assets (including property, plant and equipment and other intangible assets) are assessed for impairment if events or

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circumstances warrant. The recoverable amount of a cash generating unit (CGU) involves significant estimates such as future cash flows, terminal growth rates, and discount rates. If key estimates differ unfavourably in the future, we could experience impairment charges that could decrease net income.

FINANCIAL INSTRUMENTS

The fair values of our derivatives are recorded using an estimated credit-adjusted mark-to-market valuation. If the derivatives are in an asset position (i.e. the counterparty owes Rogers), the credit spread for the bank counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value. If the derivatives are in a liability position (i.e. Rogers owes the counterparty), our credit spread is added to the risk-free discount rate. The estimated credit-adjusted value of derivatives requires assessment of the credit risk of the parties to the instruments and the instruments’ discount rates.

For all derivative instruments where hedge accounting is applied, we are required to ensure that the hedging relationships meet hedge effectiveness criteria both retrospectively and prospectively. Hedge effectiveness testing requires the use of both judgments and estimates.

PENSION BENEFITS

When we account for defined benefit pension plans, assumptions are made in determining the valuation of benefit obligations. Assumptions and estimates include the discount rate, the rate of future compensation increase, and the mortality rate. Changes to these primary assumptions and estimates would affect the pension expense, pension asset and liability, and other comprehensive income. Changes in economic conditions, including financial markets and interest rates, may also have an impact on our pension plan because there is no assurance that the plan will be able to earn the assumed rate of return. Market-driven changes may also result in changes in the discount rates and other variables that could require us to make contributions in the future that differ significantly from the current contributions and assumptions incorporated into the actuarial valuation process.

The table below shows what the impact of an increase or decrease in the primary assumptions and estimates on our accrued benefit obligation and pension expense for 2015 would be:

(In millions of dollars)	Increase (decrease) in accrued benefit obligation	Increase (decrease) in pension expense
Discount rate
Impact of 0.5% increase	(146)	(18)
Impact of 0.5% decrease	167	19
Rate of future compensation increase
Impact of 0.25% increase	18	3
Impact of 0.25% decrease	(18)	(3)
Mortality rate
Impact of 1 year increase	39	4
Impact of 1 year decrease	(41)	(4)

STOCK-BASED COMPENSATION

Stock Option Plans

Our employee stock option plans attach cash-settled share appreciation rights (SARs) to all new and previously granted options. The SAR feature allows the option holder to elect to receive a cash payment equal to the intrinsic value of the option, instead of exercising the option and acquiring Class B Non-Voting shares.

We measure stock-based compensation to employees at fair value. We determine the fair value of options using our Class B Non-Voting share price and option pricing models, and record all outstanding stock options as liabilities. The liability is marked to market each period and is amortized to expense using a graded vesting approach over the period during which employee services are rendered, or over the period to the date an employee is eligible to retire, whichever is shorter. The expense in each period is affected by the change in the price of our Class B Non-Voting shares during the period.

Restricted share unit (RSU) and deferred share unit (DSU) plans

We recognize outstanding RSUs and DSUs as liabilities, measuring the liabilities and compensation costs based on the awards’ fair values, which are based on the market price of the Class B Non-Voting shares, and recognizing them as charges to operating costs over the vesting period of the awards. If an award’s fair value changes after it has been granted and before the exercise date, we recognize the resulting changes in the liability as a charge to operating costs in the year the change occurs. For RSUs, the payment amount is established as of the vesting date. For DSUs, the payment amount is established as of the exercise date.

JUDGMENTS

USEFUL LIVES AND DEPRECIATION AND AMORTIZATION METHODS

We make significant judgments in choosing methods for depreciating our property, plant and equipment that we believe most accurately represent the consumption of benefits derived from those assets and are most representative of the economic substance of the intended use of the underlying assets.

We amortize the cost of intangible assets with finite lives over their estimated useful lives. We review their useful lives, residual values, and the amortization methods at least once a year.

We do not amortize intangible assets with indefinite lives (spectrum and broadcast licences) because there is no foreseeable limit to the period over which these assets are expected to generate net cash inflows for us. We make judgments to determine that these assets have indefinite lives, analyzing all relevant factors, including the expected usage of the asset, the typical lifecycle of the asset, and anticipated changes in the market demand for the products and services the asset helps generate. After review of the competitive, legal, regulatory, and other factors, it is our view that these factors do not limit the useful lives of our spectrum and broadcast licences.

Judgment is also applied in choosing methods for amortizing our intangible assets and program rights that we believe most accurately represent the consumption of those assets and are most representative of the economic substance of the intended use of the underlying assets.

IMPAIRMENT OF ASSETS

We make judgments in determining CGUs and the allocation of goodwill to CGUs or groups of CGUs for the purpose of

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MANAGEMENT’S DISCUSSION AND ANALYSIS

impairment testing. The allocation of goodwill involves considerable management judgment in determining the CGUs (or groups of CGUs) that are expected to benefit from the synergies of a business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill and indefinite-life intangible assets are allocated to CGUs (or groups of CGUs) based on the level at which management monitors goodwill, which is not higher than an operating segment.

SEGMENTS

We make significant judgments in determining our operating segments. These are components that engage in business activities from which they may earn revenue and incur expenses, for which operating results are regularly reviewed by our chief operating decision makers to make decisions about resources to be allocated and to assess component performance, and for which discrete financial information is available.

HEDGE ACCOUNTING

We make significant judgments in determining whether our financial instruments qualify for hedge accounting, including assumptions for effectiveness valuation models.

INCOME AND OTHER TAXES

We accrue income and other tax provisions based on information currently available in each of the jurisdictions in which we operate. While we believe we have paid and provided for adequate amounts of tax, our business is complex and significant judgment is required in interpreting how tax legislation and regulations apply to us. Our tax filings are subject to audit by the relevant government revenue authorities and the results of the government audit could materially change the amount of our actual income tax expense, income taxes payable or receivable, other taxes payable or receivable, and deferred income tax assets and liabilities and could, in certain circumstances, result in the assessment of interest and penalties.

CONTINGENCIES

Considerable judgment is involved in the determination of contingent liabilities. Our judgment is based on information currently known to us, and the probability of the ultimate resolution of the contingencies. If it becomes probable that a contingent liability will result in an outflow of economic resources, we will record a provision in the period the change in probability occurs. The amount of the loss involves judgment based on information available at that time. Any provision recognized for a contingent liability could be material to our consolidated financial position and results of operations.

TRANSACTIONS WITH RELATED PARTIES

We have entered into certain transactions in the normal course of business with related parties in which we have an equity interest. The amounts received from or paid to these parties were as follows:

	Years ended December 31
(In millions of dollars)	2015	2014	% Chg
Revenue	115	15	n/m
Purchases	170	88	93

We have entered into business transactions with companies whose partners or senior officers are Directors of RCI, which include:

•	the non-executive chairman of a law firm that provides a portion of the Company’s legal services;
•	the chairman of a company that provides printing services to the Company; and
•	the chairman and chief executive officer of a firm to which the Company pays commissions for insurance coverage (ceased as a related party effective April 2015).

	Years ended December 31
(In millions of dollars)	2015	2014
Printing, legal services, and commission paid on premiums for insurance coverage	31	38

We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for 2015 and 2014 combined.

These transactions are measured at the amount agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing are unsecured, interest-free, and due for payment in cash within one month from the date of the transaction.

NEW ACCOUNTING STANDARDS

We did not adopt any new or amended accounting pronouncements that had a material impact on our 2015 annual consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

The IASB has issued the following new standards and amendments to existing standards that will become effective in a future year and will or could have an impact on our consolidated financial statements in future periods.

•

IFRS 15, Revenue from Contracts with Customers (IFRS 15) - In May 2014, the IASB issued IFRS 15 which will supersede all existing standards and interpretations in IFRS relating to revenue, including IAS 18, Revenue and IFRIC 13, Customer Loyalty Programmes.

IFRS 15 introduces a single model for recognizing revenue from contracts with customers. This standard applies to all contracts with customers, with only some exceptions, including certain contracts accounted for under other IFRSs. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the consideration expected to be received in exchange for transferring those goods or services. This is achieved by applying the following five steps:

1.	Identify the contract with a customer;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract; and
5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

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IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

We expect the application of this new standard will have significant impacts on our reported results, specifically with regards to the timing of recognition and classification of revenue, and the treatment of costs incurred in acquiring customer contracts. The timing of recognition and classification of revenue will be affected because IFRS 15 requires the estimation of total consideration over the contract term at contract inception and allocation of consideration to all performance obligations in the contract based on their relative standalone selling prices. We anticipate this will most significantly affect our Wireless arrangements that bundle equipment and service together into monthly service fees, which will result in an increase to equipment revenue recognized at contract inception and a decrease to network revenue recognized over the course of the contracts.

The treatment of costs incurred in acquiring customer contracts will be impacted as IFRS 15 requires certain contract acquisition costs (such as sales commissions) to be recognized as an asset and amortized into operating expenses over time. Currently, such costs are expensed as incurred.

In addition, certain new assets and liabilities will be recognized on our Consolidated Statements of Financial Position. Specifically, a contract asset or contract liability will be recognized to account for any timing differences between the revenue recognized and the amounts billed to the customer. Also, certain costs related to acquiring contracts (e.g. sales commissions) will be recorded as assets and expensed over a period consistent with the transfer of goods and services to which the asset relates, instead of as incurred.

The standard is effective for annual periods beginning on or after January 1, 2018 (as amended in September 2015). We are required to retrospectively apply IFRS 15 to all contracts that are not complete on the date of initial application and have the option to either:

•	restate each prior period and recognize the cumulative effect of initially applying IFRS 15 as an adjustment to the opening balance of equity at the beginning of the earliest period presented; or
•

retain prior period figures as reported under the previous standards and recognize the cumulative effect of initially applying IFRS 15 as an adjustment to the opening balance of equity as at the date of initial application. This approach will also require additional disclosures in the year of initial application to explain how the relevant financial statement line items would be affected by the application of IFRS 15 as compared to previous standards.

We are assessing the impact of this standard on our consolidated financial statements.

•

IFRS 9, Financial Instruments (IFRS 9) - In July 2014, the IASB issued the final publication of the IFRS 9 standard, which will supersede IAS 39, Financial Instruments: recognition and measurement (IAS 39). IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new hedge accounting guidance. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. We are assessing the impact of this standard on our consolidated financial statements.

•

IFRS 16, Leases (IFRS 16) – In January 2016, the IASB issued the final publication of the IFRS 16 standard, which will supersede the current IAS 17, Leases (IAS 17) standard. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17.

The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted, but only if the entity is also applying IFRS 15. We have the option to either:

•	apply IFRS 16 with full retrospective effect; or
•	recognize the cumulative effect of initially applying IFRS 16 as an adjustment to opening equity at the date of initial application.

We are assessing the impact of this standard on our consolidated financial statements.

•

Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets – In May 2014, the IASB issued amendments to these standards to introduce a rebuttable presumption that the use of revenue-based amortization methods for intangible assets is inappropriate. The amendment is effective prospectively for annual periods beginning on or after January 1, 2016. The amended standard will not have a material impact on our consolidated financial statements.

•

Amendments to IFRS 11, Joint Arrangements – In May 2014, the IASB issued an amendment to this standard requiring business combination accounting to be applied to acquisitions of interests in a joint operation that constitute a business. The amendment is effective prospectively for annual periods beginning on or after January 1, 2016. We will account for any such transactions from January 1, 2016 prospectively in accordance with the amended standard.

KEY PERFORMANCE INDICATORS

We measure the success of our strategy using a number of key performance indicators, which are outlined below. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS.

SUBSCRIBER COUNT

We determine the number of subscribers to our services based on active subscribers. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered deactivations in the period the services are discontinued.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Wireless

•	A wireless subscriber is represented by each identifiable telephone number.
•

We report wireless subscribers in two categories: postpaid and prepaid. Postpaid and prepaid include voice-only subscribers, data-only subscribers, and subscribers with service plans integrating both voice and data.

•	Wireless prepaid subscribers are considered active for a period of 180 days from the date of their last revenue-generating usage.

Cable

•	Cable Television and Internet subscribers are represented by a dwelling unit; Cable Phone subscribers are represented by line counts.
•

When there is more than one unit in one dwelling, such as an apartment building, each tenant with cable service is counted as an individual subscriber, whether the service is invoiced separately or included in the tenant’s rent. Institutional units, like hospitals or hotels, are each considered one subscriber.

•	Cable Television, Internet, and Phone subscribers include only those subscribers who have service installed and operating, and who are being billed accordingly.

SUBSCRIBER CHURN

Subscriber churn is a measure of the number of subscribers that deactivated during a period as a percentage of the total subscriber base, usually calculated on a monthly basis. Subscriber churn measures our success in retaining our subscribers. We calculate it by dividing the number of Wireless subscribers that deactivated (usually in a month) by the aggregate numbers of subscribers at the beginning of the period. When used or reported for a period greater than one month, subscriber churn represents the sum of the number of subscribers deactivating for each period incurred divided by the sum of the aggregate number of subscribers at the beginning of each period incurred.

POSTPAID AVERAGE REVENUE PER ACCOUNT

Commencing in the first quarter of 2015, we began disclosing postpaid average revenue per account (ARPA) as one of our key performance indicators. Postpaid ARPA helps us identify trends and measure our success in attracting and retaining multiple-device accounts. A single Wireless postpaid account typically provides subscribers with the advantage of allowing for the pooling of plan attributes across multiple devices and on a single bill. Each

Wireless postpaid account is typically represented by an identifiable billing account number. A single Wireless postpaid account may include more than one identifiable telephone number and receive monthly Wireless services for a variety of connected devices including smartphones, basic phones, tablets, and other devices. Wireless postpaid accounts under our various brand names are considered separate accounts. We calculate Wireless postpaid ARPA by dividing total Wireless postpaid network revenue (monthly) by the average number of Wireless postpaid accounts for the same time period.

BLENDED AVERAGE REVENUE PER USER

Blended average revenue per user (ARPU) helps us identify trends and measure our success in attracting and retaining higher value subscribers. We calculate blended ARPU by dividing network revenue (monthly) by the average total number of Wireless subscribers for the same time period.

CAPITAL INTENSITY

Capital intensity allows us to compare the level of our additions to property, plant and equipment to that of other companies within the same industry. Our additions to property, plant and equipment do not include expenditures on spectrum licences. We calculate capital intensity by dividing additions to property, plant and equipment by operating revenue. For Wireless, capital intensity is calculated using total network revenue. We use it to evaluate the performance of our assets and when making decisions about additions to property, plant and equipment. We believe that certain investors and analysts use capital intensity to measure the performance of asset purchases and construction in relation to revenue.

DIVIDEND PAYOUT RATIOS

We calculate the dividend payout ratio by dividing dividends declared for the year by net income or free cash flow for the year. We use dividends as a percentage of net income and free cash flow to conduct analysis and assist with determining the dividends we should pay.

RETURN ON ASSETS

We use return on assets to measure our efficiency in using our assets to generate net income. We calculate return on assets by dividing net income for the year by total assets as at year-end.

84    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

NON-GAAP MEASURES

We use the following non-GAAP measures. These are reviewed regularly by management and our Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be a reliable way to compare us to other companies.

Non-GAAP measure	Why we use it	How we calculate it	Most comparable IFRS financial measure
Adjusted operating profit Adjusted operating profit margin

•  To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.

•  We believe that certain investors and analysts use adjusted operating profit to measure our ability to service debt and to meet other payment obligations.

•  We also use it as one component in determining short-term incentive compensation for all management employees.

Adjusted operating profit:

Net income

add (deduct)

income taxes, other expense (income), finance costs, restructuring, acquisition and other, depreciation and amortization, stock-based compensation, and impairment of assets.

Adjusted operating profit margin:

Adjusted operating profit

divided by

Operating revenue (network revenue for Wireless)

Net income
Adjusted net income Adjusted basic and diluted earnings per share

•  To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

Adjusted net income:

Net income

add (deduct)

stock-based compensation, restructuring, acquisition and other, impairment of assets, (gain) on sale of investments, (gain) on acquisitions, loss on non-controlling interest purchase obligations, loss on repayment of long-term debt, and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:

Adjusted net income

divided by

basic and diluted weighted average shares outstanding.

Net income Basic and diluted earnings per share
Free cash flow

•  To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.

•  We believe that some investors and analysts use free cash flow to value a business and its underlying assets.

		Adjusted operating profit deduct additions to property, plant and equipment, interest on borrowings net of capitalized interest, and cash income taxes.	Cash provided by operating activities
Adjusted net debt	• To conduct valuation-related analysis and make decisions about capital structure. • We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Total long-term debt

add (deduct)

current portion of long-term debt, deferred transaction costs and discounts, net debt derivative (assets) liabilities, credit risk adjustment related to net debt derivatives, bank advances (cash and cash equivalents) and short-term borrowings.

Long-term debt
Adjusted net debt / adjusted operating profit	• To conduct valuation-related analysis and make decisions about capital structure. • We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.	Adjusted net debt (defined above) divided by 12 months trailing adjusted operating profit (defined above).	Long-term debt divided by net income

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MANAGEMENT’S DISCUSSION AND ANALYSIS

RECONCILIATION OF ADJUSTED OPERATING PROFIT AND ADJUSTED OPERATING PROFIT MARGIN

	Years ended December 31
(In millions of dollars)	2015	2014
Net income	1,381	1,341
Add (deduct):
Income taxes	466	506
Other (income) expense	(32)	1
Finance costs	774	817
Restructuring, acquisition and other	111	173
Depreciation and amortization	2,277	2,144
Stock-based compensation	55	37
Adjusted operating profit	5,032	5,019

	Years ended December 31
(In millions of dollars, except percentages)	2015	2014
Adjusted operating profit margin:
Adjusted operating profit	5,032	5,019
Divided by: total operating revenue	13,414	12,850
Adjusted operating profit margin	37.5%	39.1%

RECONCILIATION OF ADJUSTED NET INCOME

	Years ended December 31
(In millions of dollars)	2015	2014
Net income	1,381	1,341
Add (deduct):
Stock-based compensation	55	37
Restructuring, acquisition and other	111	173
Gain on acquisition of Mobilicity	(102)	–
Loss on non-controlling interest purchase obligation	72	–
Loss on repayment of long-term debt	7	29
Income tax impact of above items	(40)	(62)
Income tax adjustment, legislative tax change	6	14
Adjusted net income	1,490	1,532

RECONCILIATION OF FREE CASH FLOW

	Years ended December 31
(In millions of dollars)	2015	2014
Cash provided by operating activities	3,747	3,698
Add (deduct):
Additions to property, plant and equipment	(2,440)	(2,366)
Interest on borrowings, net of capitalized interest	(732)	(756)
Restructuring, acquisition and other	111	173
Interest paid	771	778
Change in non-cash working capital	302	(11)
Other adjustments	(83)	(79)
Free cash flow	1,676	1,437

RECONCILIATION OF DIVIDEND PAYOUT RATIO OF FREE CASH FLOW

	Years ended December 31
(In millions of dollars, except percentages)	2015	2014
Dividend payout ratio of free cash flow:
Dividends declared during the year	988	942
Divided by: free cash flow	1,676	1,437
Dividend payout ratio of free cash flow	59%	66%

RECONCILIATION OF ADJUSTED NET DEBT AND ADJUSTED NET DEBT / ADJUSTED OPERATING PROFIT 1

	As at December 31
(In millions of dollars)	2015	2014
Current portion of long-term debt	1,000	963
Long-term debt	15,870	13,824
Deferred transaction costs and discounts	111	108
	16,981	14,895
Add (deduct):
Net debt derivative assets	(2,028)	(846)
Credit risk adjustment related to net debt derivatives	(152)	(39)
Short-term borrowings	800	842
Cash and cash equivalents	(11)	(176)
Adjusted net debt	15,590	14,676

	As at December 31
(In millions of dollars, except ratios)	2015	2014
Adjusted net debt / adjusted operating profit
Adjusted net debt	15,590	14,676
Divided by: trailing 12 months adjusted operating profit	5,032	5,019
Adjusted net debt / adjusted operating profit	3.1	2.9

[1]

Effective September 30, 2015, we have retrospectively amended our calculation of adjusted net debt to value the net debt derivatives without adjustment for credit risk. For accounting purposes in accordance with IFRS, we recognize the fair values of our debt derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. For purposes of calculating adjusted net debt and adjusted net debt / adjusted operating profit, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.

RECONCILIATION OF ADJUSTED EARNINGS PER SHARE

(In millions of dollars, except per share amounts; number of shares outstanding in millions)	Years ended December 31
	2015	2014
Adjusted basic earnings per share:
Adjusted net income	1,490	1,532
Divided by: weighted average number of shares outstanding	515	515
Adjusted basic earnings per share	$2.89	$2.97
Adjusted diluted earnings per share:
Adjusted net income	1,490	1,532
Divided by: diluted weighted average number of shares outstanding	517	517
Adjusted diluted earnings per share	$2.88	$2.96
Basic earnings per share:
Net income	1,381	1,341
Divided by: weighted average number of shares outstanding	515	515
Basic earnings per share	$2.68	$2.60
Diluted earnings per share:
Net income	1,381	1,341
Effect on net income of dilutive securities	–	(15)
Diluted net income	1,381	1,326
Divided by: diluted weighted average number of shares outstanding	517	517
Diluted earnings per share	$2.67	$2.56

86    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

SUMMARY OF FINANCIAL RESULTS OF LONG-TERM DEBT GUARANTOR

Our outstanding public debt, $3.6 billion bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.

The following table sets forth the selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts.

Years ended December 31	RCI [1,2]		RCCI [1,2,3,4]		Non-guarantor subsidiaries [1,2,4]		Consolidating adjustments [1,2]		Total
(In millions of dollars, unaudited)	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Selected Statements of Income data measure:
Revenue	24	19	11,489	11,096	2,099	1,881	(198)	(146)	13,414	12,850
Net income (loss)	1,381	1,341	1,478	1,453	1,104	964	(2,582)	(2,417)	1,381	1,341

As at December 31	RCI [1,2]		RCCI [1,2,3], 4		Non-guarantor subsidiaries [1,2], 4		Consolidating adjustments [1,2]		Total
(In millions of dollars, unaudited)	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Selected Statements of Financial Position data measure:
Current assets	23,891	18,530	19,322	13,473	8,331	3,280	(48,922)	(32,938)	2,622	2,345
Non-current assets	27,270	23,760	36,862	33,183	8,236	7,776	(45,815)	(40,542)	26,553	24,177
Current liabilities	24,024	17,701	25,951	20,255	5,609	1,545	(50,567)	(34,581)	5,017	4,920
Non-current liabilities	17,928	15,619	1,655	1,483	259	180	(1,429)	(1,161)	18,413	16,121

[1]	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
[2]

Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

[3]

On January 1, 2016, Fido Solutions Inc., a subsidiary of RCI, transferred its partnership interest in RCP to Rogers Cable and Data Centres Inc. (RCDCI), a subsidiary of RCI, leaving RCDCI as the sole partner of RCP, thereby causing RCP to cease to exist (the dissolution). RCDCI became the owner of all the assets and assumed all the liabilities previously held by RCP. Subsequent to the reorganization, RCDCI changed its name to Rogers Communications Canada Inc. (RCCI).

[4]	The financial information for RCCI and our non-guarantors subsidiaries is presented on a pro-forma basis as if the dissolution of RCP had occurred on January 1, 2014.

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    87

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIVE-YEAR SUMMARY OF CONSOLIDATED FINANCIAL RESULTS

(In millions of dollars, except per share amounts, subscriber count results, ARPA, ARPU, churn, percentages, and ratios)	As at or years ended December 31
	2015	2014	2013	2012	2011
Income and cash flow:
Operating revenue
Wireless	7,651	7,305	7,270	7,280	7,138
Cable	3,465	3,467	3,475	3,358	3,309
Business Solutions	377	382	374	351	405
Media	2,079	1,826	1,704	1,620	1,611
Corporate items and intercompany eliminations	(158)	(130)	(117)	(123)	(117)
Total operating revenue	13,414	12,850	12,706	12,486	12,346
Adjusted operating profit [1]
Wireless	3,239	3,246	3,157	3,063	3,036
Cable	1,658	1,665	1,718	1,605	1,549
Business Solutions	116	122	106	89	86
Media	172	131	161	190	180
Corporate items and intercompany eliminations	(153)	(145)	(149)	(113)	(112)
Total adjusted operating profit	5,032	5,019	4,993	4,834	4,739
Net income from continuing operations	1,381	1,341	1,669	1,725	1,590
Net income	1,381	1,341	1,669	1,693	1,563
Adjusted net income from continuing operations [1]	1,490	1,532	1,769	1,781	1,736
Cash provided by operating activities	3,747	3,698	3,990	3,421	3,791
Free cash flow [1]	1,676	1,437	1,548	1,649	1,874
Additions to property, plant and equipment	2,440	2,366	2,240	2,142	2,127
Earnings per share from continuing operations
Basic	$2.68	$2.60	$3.24	$3.32	$2.93
Diluted	$2.67	$2.56	$3.22	$3.30	$2.91
Earnings per share
Basic	$2.68	$2.60	$3.24	$3.26	$2.88
Diluted	$2.67	$2.56	$3.22	$3.24	$2.86
Adjusted earnings per share [1]
Basic	$2.89	$2.97	$3.43	$3.43	$3.20
Diluted	$2.88	$2.96	$3.42	$3.41	$3.17
Statements of Financial Position:
Assets
Property, plant and equipment, net	10,997	10,655	10,255	9,576	9,114
Goodwill	3,891	3,883	3,751	3,215	3,280
Intangible assets	7,243	6,588	3,211	2,951	2,721
Investments	2,271	1,898	1,487	1,484	1,107
Other assets	4,773	3,498	4,897	2,392	2,140
Total assets	29,175	26,522	23,601	19,618	18,362
Liabilities and Shareholders’ Equity
Long-term liabilities	18,413	16,121	14,326	12,848	12,241
Current liabilities	5,017	4,920	4,606	3,002	2,549
Total liabilities	23,430	21,041	18,932	15,850	14,790
Shareholders’ equity	5,745	5,481	4,669	3,768	3,572
Total liabilities and shareholders’ equity	29,175	26,522	23,601	19,618	18,362
Subscriber count results (000s): [2]
Wireless subscribers	9,877	9,450	9,503	9,437	9,335
Internet subscribers	2,048	2,011	1,961	1,864	1,793
Television subscribers	1,896	2,024	2,127	2,214	2,297
Phone subscribers	1,090	1,150	1,153	1,074	1,052
Additional Wireless metrics: [2]
Postpaid churn (monthly)	1.27%	1.27%	1.24%	1.29%	1.32%
Postpaid ARPA (monthly) [3]	$110.74	$106.41
Blended ARPU (monthly)	$59.71	$59.41	$59.58	$59.79	$60.20
Ratios:
Revenue growth	4%	1%	2%	1%	3%
Adjusted operating profit growth	0%	1%	3%	2%	2%
Dividends declared per share	$1.92	$1.83	$1.74	$1.58	$1.42
Dividend payout ratio of net income [2]	72%	70%	54%	48%	49%
Dividend payout ratio of free cash flow [1,2]	59%	66%	58%	50%	41%
Return on assets [2]	4.7%	5.1%	7.1%	8.6%	8.5%
Adjusted net debt / adjusted operating profit [1]	3.1	2.9	2.3	2.3	2.2

[1]

Adjusted operating profit, adjusted net income, adjusted basic and diluted earnings per share, free cash flow, adjusted net debt, adjusted net debt / adjusted operating profit, and dividend payout ratio of free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	As defined. See “Key Performance Indicators”.
[3]	Postpaid ARPA has not been presented for periods prior to 2014. We commenced reporting postpaid ARPA as a key performance indicator in the first quarter of 2015. See “Key Performance Indicators”.

88    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

Management’s Responsibility for Financial Reporting December 31, 2015

The accompanying consolidated financial statements of Rogers Communications Inc. and its subsidiaries and all the information in Management’s Discussion and Analysis (MD&A) are the responsibility of management and have been approved by the Board of Directors.

Management has prepared the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements include certain amounts that are based on management’s best estimates and judgments and, in their opinion, present fairly, in all material respects, Rogers Communications Inc.’s financial position, results of operations, and cash flows. Management has prepared the financial information presented elsewhere in MD&A and has ensured that it is consistent with the consolidated financial statements.

Management has developed and maintains a system of internal controls that further enhances the integrity of the consolidated financial statements. The system of internal controls is supported by the internal audit function and includes management communication to employees about its policies on ethical business conduct.

Management believes these internal controls provide reasonable assurance that:

•	transactions are properly authorized and recorded;
•	financial records are reliable and form a proper basis for the preparation of consolidated financial statements; and
•	the assets of Rogers Communications Inc. and its subsidiaries are properly accounted for and safeguarded.

The Board of Directors is responsible for overseeing management’s responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility through its Audit and Risk Committee.

The Audit and Risk Committee meets regularly with management, as well as the internal and external auditors, to discuss internal controls over the financial reporting process, auditing matters, and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and to review MD&A, the consolidated financial statements, and the external auditors’ report. The Audit and Risk Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit and Risk Committee also considers the engagement or re-appointment of the external auditors before submitting its recommendation to the Board of Directors for review and for shareholder approval.

The consolidated financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. KPMG LLP has full and free access to the Audit and Risk Committee.

February 11, 2016

Guy Laurence President and Chief Executive Officer	Anthony Staffieri, FCPA, FCA Chief Financial Officer

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    89

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders of Rogers Communications Inc.

We have audited the accompanying consolidated financial statements of Rogers Communications Inc., which comprise the consolidated statements of financial position as at December 31, 2015 and December 31, 2014, the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Rogers Communications Inc. as at December 31, 2015 and December 31, 2014, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Rogers Communications Inc.’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 11, 2016 expressed an unmodified (unqualified) opinion on the effectiveness of Rogers Communications Inc.’s internal control over financial reporting.

Chartered Professional Accountants, Licensed Public Accountants

February 11, 2016

Toronto, Canada

90    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Rogers Communications Inc.

We have audited Rogers Communications Inc.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Rogers Communications Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting included in Management’s Discussion and Analysis for the year ended December 31, 2015. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Rogers Communications Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Rogers Communications Inc. as of December 31, 2015 and December 31, 2014, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the years ended December 31, 2015 and December 31, 2014, and our report dated February 11, 2016 expressed an unqualified opinion on those consolidated financial statements.

Chartered Professional Accountants, Licensed Public Accountants

February 11, 2016

Toronto, Canada

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    91

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Income

(In millions of Canadian dollars, except per share amounts)

Years ended December 31	Note	2015	2014
Operating revenue	5	13,414	12,850

Operating expenses:
Operating costs	6	8,437	7,868
Depreciation and amortization	7, 8	2,277	2,144
Restructuring, acquisition and other	9	111	173
Finance costs	10	774	817
Other (income) expense	11	(32)	1

Income before income taxes		1,847	1,847
Income taxes	12	466	506

Net income for the year		1,381	1,341

Earnings per share:
Basic	13	$2.68	$2.60
Diluted	13	$2.67	$2.56

The accompanying notes are an integral part of the consolidated financial statements.

92    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

Consolidated Statements of Comprehensive Income

(In millions of Canadian dollars)

Years ended December 31	Note	2015	2014
Net income for the year		1,381	1,341

Other comprehensive (loss) income:

Items that will not be reclassified to income:
Defined benefit pension plans:
Remeasurements	23	24	(168)
Related income tax (expense) recovery		(6)	45
Items that will not be reclassified to net income		18	(123)
Items that may subsequently be reclassified to income:
Change in fair value of available-for-sale investments:
(Decrease) increase in fair value		(143)	369
Related income tax recovery (expense)		20	(49)
		(123)	320
Cash flow hedging derivative instruments:
Unrealized gain in fair value of derivative instruments		1,524	925
Reclassification to net income of gain on debt derivatives		(1,307)	(599)
Reclassification to net income for loss on repayment of long-term debt	16	7	29
Reclassification to net income or property, plant and equipment of gain on expenditure derivatives		(148)	(69)
Reclassification to net income for accrued interest		(58)	(1)
Related income tax expense		(65)	(80)
		(47)	205
Share of other comprehensive income of equity-accounted investments, net of tax		23	10
Items that may subsequently be reclassified to net income		(147)	535
Other comprehensive (loss) income for the year		(129)	412
Comprehensive income for the year		1,252	1,753

The accompanying notes are an integral part of the consolidated financial statements.

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    93

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Financial Position

(In millions of Canadian dollars)

As at December 31	Note	2015	2014
Assets

Current assets:
Cash and cash equivalents		11	176
Accounts receivable	14	1,792	1,591
Inventories	15	318	251
Other current assets		303	191
Current portion of derivative instruments	16	198	136
Total current assets		2,622	2,345

Property, plant and equipment	7	10,997	10,655
Intangible assets	8	7,243	6,588
Investments	17	2,271	1,898
Derivative instruments	16	1,992	788
Other long-term assets	18	150	356
Deferred tax assets	12	9	9
Goodwill	8	3,891	3,883
Total assets		29,175	26,522

Liabilities and shareholders’ equity

Current liabilities:
Short-term borrowings	19	800	842
Accounts payable and accrued liabilities		2,708	2,578
Income tax payable		96	47
Current portion of provisions	20	10	7
Unearned revenue		388	443
Current portion of long-term debt	21	1,000	963
Current portion of derivative instruments	16	15	40
Total current liabilities		5,017	4,920

Provisions	20	50	55
Long-term debt	21	15,870	13,824
Derivative instruments	16	95	11
Other long-term liabilities	22	455	462
Deferred tax liabilities	12	1,943	1,769
Total liabilities		23,430	21,041
Shareholders’ equity	24	5,745	5,481
Total liabilities and shareholders’ equity		29,175	26,522

Guarantees	28
Commitments and contingent liabilities	29
Subsequent events	1, 21, 24

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors:

Alan D. Horn, CPA, CA Director	John H. Clappison, FCPA, FCA Director

94    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

Consolidated Statements of Changes in Shareholders’ Equity

(In millions of Canadian dollars, except number of shares)

	Class A Voting shares		Class B Non-Voting shares
Year ended December 31, 2015	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	Available-for- sale financial assets reserve	Hedging reserve	Equity investment hedging reserve	Total shareholders’ equity
Balances, January 1, 2015	72	112,448	402	402,298	4,172	721	104	10	5,481
Net income for the year	–	–	–	–	1,381	–	–	–	1,381

Other comprehensive income (loss):
Defined benefit pension plans, net of tax	–	–	–	–	18	–	–	–	18
Available-for-sale investments, net of tax	–	–	–	–	–	(123)	–	–	(123)
Derivative instruments accounted for as hedges, net of tax	–	–	–	–	–	–	(47)	–	(47)
Share of equity-accounted investments, net of tax	–	–	–	–	–	–	–	23	23
Other comprehensive (loss) income	–	–	–	–	18	(123)	(47)	23	(129)
Comprehensive income for the year	–	–	–	–	1,399	(123)	(47)	23	1,252

Transactions with shareholders recorded directly in equity:
Dividends declared	–	–	–	–	(988)	–	–	–	(988)
Share class exchange	–	(9)	–	9	–	–	–	–	–
Shares issued on exercise of stock options	–	–	–	1	–	–	–	–	–
Total transactions with shareholders	–	(9)	–	10	(988)	–	–	–	(988)
Balances, December 31, 2015	72	112,439	402	402,308	4,583	598	57	33	5,745

	Class A Voting shares		Class B Non-Voting shares
Year ended December 31, 2014	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	Available-for- sale financial assets reserve	Hedging reserve	Equity investment hedging reserve	Total shareholders’ equity
Balances, January 1, 2014	72	112,462	401	402,281	3,896	401	(101)	–	4,669
Net income for the year	–	–	–	–	1,341	–	–	–	1,341

Other comprehensive income:
Defined benefit pension plans, net of tax	–	–	–	–	(123)	–	–	–	(123)
Available-for-sale investments, net of tax	–	–	–	–	–	320	–	–	320
Derivative instruments accounted for as hedges, net of tax	–	–	–	–	–	–	205	–	205
Share of equity-accounted investments, net of tax	–	–	–	–	–	–	–	10	10
Other comprehensive income	–	–	–	–	(123)	320	205	10	412
Comprehensive income for the year	–	–	–	–	1,218	320	205	10	1,753

Transactions with shareholders recorded directly in equity:
Dividends declared	–	–	–	–	(942)	–	–	–	(942)
Share class exchange	–	(14)	–	14	–	–	–	–	–
Shares issued on exercise of stock options	–	–	1	3	–	–	–	–	1
Total transactions with shareholders	–	(14)	1	17	(942)	–	–	–	(941)
Balances, December 31, 2014	72	112,448	402	402,298	4,172	721	104	10	5,481

The accompanying notes are an integral part of the consolidated financial statements.

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    95

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows

(In millions of Canadian dollars)

Years ended December 31	Note	2015	2014
Operating activities:
Net income for the year		1,381	1,341
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	7, 8	2,277	2,144
Program rights amortization	8	87	66
Finance costs	10	774	817
Income taxes	12	466	506
Stock-based compensation	25	55	37
Post-employment benefits contributions, net of expense	23	(16)	(34)
Gain on acquisition of Mobilicity	26	(102)	–
Other		82	48
Cash provided by operating activities before changes in non-cash working capital, income taxes paid, and interest paid		5,004	4,925
Change in non-cash operating working capital items	30	(302)	11
Cash provided by operating activities before income taxes paid and interest paid		4,702	4,936
Income taxes paid		(184)	(460)
Interest paid		(771)	(778)
Cash provided by operating activities		3,747	3,698
Investing activities:
Additions to property, plant and equipment	7	(2,440)	(2,366)
Additions to program rights	8	(64)	(231)
Changes in non-cash working capital related to property, plant and equipment and intangible assets		(116)	153
Acquisitions and other strategic transactions, net of cash acquired	8, 17, 26	(1,077)	(3,456)
Other		(70)	(51)
Cash used in investing activities		(3,767)	(5,951)
Financing activities:
Proceeds received on short-term borrowings	19	294	276
Repayment of short-term borrowings	19	(336)	(84)
Issuance of long-term debt	30	7,338	3,412
Repayment of long-term debt	30	(6,584)	(2,551)
Proceeds on settlement of debt derivatives and forward contracts	30	1,059	2,150
Payments on settlement of debt derivatives, forward contracts, and bond forwards	30	(930)	(2,115)
Transaction costs incurred		(9)	(30)
Dividends paid		(977)	(930)
Cash (used in) provided by financing activities		(145)	128
Change in cash and cash equivalents		(165)	(2,125)
Cash and cash equivalents, beginning of year		176	2,301
Cash and cash equivalents, end of year		11	176

Cash and cash equivalents are defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances. As at December 31, 2015 and 2014, the balance of cash and cash equivalents was comprised of cash and demand deposits.

The accompanying notes are an integral part of the consolidated financial statements.

96    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

Notes to Consolidated Financial Statements

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. RCI also holds interests in various investments and ventures.

Page	Note		Page	Note
97	Note 1	Nature of the Business	121	Note 17	Investments
98	Note 2	Significant Accounting Policies	122	Note 18	Other Long-Term Assets
100	Note 3	Capital Risk Management	122	Note 19	Short-Term Borrowings
100	Note 4	Segmented Information	122	Note 20	Provisions
102	Note 5	Operating Revenue	123	Note 21	Long-Term Debt
103	Note 6	Operating Costs	126	Note 22	Other Long-Term Liabilities
104	Note 7	Property, Plant and Equipment	126	Note 23	Post-Employment Benefits
106	Note 8	Intangible Assets and Goodwill	129	Note 24	Shareholders’ Equity
109	Note 9	Restructuring, Acquisition and Other	130	Note 25	Stock-Based Compensation
109	Note 10	Finance Costs	133	Note 26	Business Combinations
109	Note 11	Other (Income) Expense	134	Note 27	Related Party Transactions
110	Note 12	Income Taxes	136	Note 28	Guarantees
112	Note 13	Earnings Per Share	136	Note 29	Commitments and Contingent Liabilities
112	Note 14	Accounts Receivable	138	Note 30	Supplemental Cash Flow Information
113	Note 15	Inventories
113	Note 16	Financial Risk Management and Financial Instruments

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI’s shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We report our results of operations in four segments. Each segment and the nature of its business are as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses
Cable	Cable telecommunications operations, including Internet, television, and telephony (phone) services for Canadian consumers and businesses
Business Solutions	Network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for small, medium, and large Canadian businesses, governments, and on a wholesale basis to other telecommunications providers
Media	A diversified portfolio of media properties, including television and radio broadcasting, specialty channels, multi-platform shopping, publishing, sports media and entertainment, and digital media

During the year, Wireless, Cable, and Business Solutions were operated by our wholly-owned subsidiary, Rogers Communications Partnership (RCP), and certain other wholly-owned subsidiaries. Media is operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

See note 4 for more information about our reportable operating segments.

On January 1, 2016, Fido Solutions Inc., a subsidiary of RCI, transferred its partnership interest in RCP to Rogers Cable and Data Centres Inc. (RCDCI), a subsidiary of RCI, leaving RCDCI as the sole partner of RCP, thereby causing RCP to cease to exist. RCDCI became the owner of all the assets and assumed all the liabilities previously held by RCP. Subsequent to the reorganization, RCDCI changed its name to Rogers Communications Canada Inc. (RCCI).

STATEMENT OF COMPLIANCE

We prepared our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our Board of Directors authorized these consolidated financial statements for issue on February 11, 2016.

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(a) BASIS OF PRESENTATION

All amounts are in Canadian dollars unless otherwise noted. Our functional currency is the Canadian dollar. We prepare the consolidated financial statements on a historical cost basis, except for:

•	certain financial instruments as disclosed in note 16, which are measured at fair value;
•	liabilities for stock-based compensation, which are measured at fair value; and
•	the net deferred pension liability, which is measured as described in note 23.

(b) BASIS OF CONSOLIDATION

Subsidiaries are entities we control. We include the financial statements of our subsidiaries in our consolidated financial statements from the date we gain control of them until our control ceases. We eliminate all intercompany transactions and balances between our subsidiaries on consolidation.

(c) FOREIGN CURRENCY TRANSLATION

We translate amounts denominated in foreign currencies into Canadian dollars as follows:

•	monetary assets and monetary liabilities – at the exchange rate in effect as at the date of the Consolidated Statements of Financial Position;
•	non-monetary assets, non-monetary liabilities, and related depreciation and amortization expenses – at the historical exchange rates; and
•	revenue and expenses other than depreciation and amortization – at the average rate for the month in which the transaction was recognized.

(d) NEW ACCOUNTING PRONOUNCEMENTS ADOPTED IN 2015

We did not adopt any new or amended accounting pronouncements that had a material impact on our 2015 annual consolidated financial statements.

(e) ADDITIONAL SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES, AND JUDGMENTS

When preparing our consolidated financial statements, management makes judgments, estimates, and assumptions that affect how accounting policies are applied and the amounts we report as assets, liabilities, revenue, and expenses. Our significant accounting policies, estimates, and judgments are identified in this note. Furthermore, the following information is disclosed throughout the notes as identified in the table below:

•	information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the amounts recognized in the consolidated financial statements;
•	information about judgments made in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements; and
•	information on our significant accounting policies.

Note	Topic	Page	Accounting Policy	Use of Estimates	Use of Judgments
4	Reportable Segments	100	X		X
5	Revenue Recognition	102	X
7	Property, Plant and Equipment	104	X	X	X
8	Intangible Assets and Goodwill	106	X	X	X
12	Income Taxes	110	X		X
13	Earnings Per Share	112	X
14	Accounts Receivable	112	X
15	Inventories	113	X
16	Financial Instruments	113	X	X	X
17	Investments	121	X
20	Provisions	122	X
23	Post-Employment Benefits	126	X	X
25	Stock-Based Compensation	130	X	X
26	Business Combinations	133	X	X
29	Commitments and Contingent Liabilities	136	X		X

98    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

(f) RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

The IASB has issued the following new standards and amendments to existing standards that will become effective in a future year and will or could have an impact on our consolidated financial statements in future periods:

•

IFRS 15, Revenue from Contracts with Customers (IFRS 15) – In May 2014, the IASB issued IFRS 15 which will supersede all existing standards and interpretations in IFRS relating to revenue, including IAS 18, Revenue and IFRIC 13, Customer Loyalty Programmes.

IFRS 15 introduces a single model for recognizing revenue from contracts with customers. This standard applies to all contracts with customers, with only some exceptions, including certain contracts accounted for under other IFRSs. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the consideration expected to be received in exchange for transferring those goods or services. This is achieved by applying the following five steps:

1.	Identify the contract with a customer;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract; and
5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

We expect the application of this new standard will have significant impacts on our reported results, specifically with regards to the timing of recognition and classification of revenue, and the treatment of costs incurred in acquiring customer contracts. The timing of recognition and classification of revenue will be affected because IFRS 15 requires the estimation of total consideration over the contract term at contract inception and allocation of consideration to all performance obligations in the contract based on their relative standalone selling prices. We anticipate this will most significantly affect our Wireless arrangements that bundle equipment and service together into monthly service fees, which will result in an increase to equipment revenue recognized at contract inception and a decrease to network revenue recognized over the course of the contracts.

The treatment of costs incurred in acquiring customer contracts will be impacted as IFRS 15 requires certain contract acquisition costs (such as sales commissions) to be recognized as an asset and amortized into operating expenses over time. Currently, such costs are expensed as incurred.

In addition, certain new assets and liabilities will be recognized on our Consolidated Statements of Financial Position. Specifically, a contract asset or contract liability will be recognized to account for any timing differences between the revenue recognized and the amounts billed to the customer. Also, certain costs related to acquiring contracts (e.g. sales commissions) will be recorded as assets and expensed over a period consistent with the transfer of goods and services to which the asset relates, instead of as incurred.

The standard is effective for annual periods beginning on or after January 1, 2018 (as amended in September 2015). We are required to retrospectively apply IFRS 15 to all contracts that are not complete on the date of initial application and have the option to either:

•	restate each prior period and recognize the cumulative effect of initially applying IFRS 15 as an adjustment to the opening balance of equity at the beginning of the earliest period presented; or
•

retain prior period figures as reported under the previous standards and recognize the cumulative effect of initially applying IFRS 15 as an adjustment to the opening balance of equity as at the date of initial application. This approach will also require additional disclosures in the year of initial application to explain how the relevant financial statement line items would be affected by the application of IFRS 15 as compared to previous standards.

We are assessing the impact of this standard on our consolidated financial statements.

•

IFRS 9, Financial Instruments (IFRS 9) – In July 2014, the IASB issued the final publication of the IFRS 9 standard, which will supersede IAS 39, Financial Instruments: recognition and measurement (IAS 39). IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new hedge accounting guidance. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. We are assessing the impact of this standard on our consolidated financial statements.

•

IFRS 16, Leases (IFRS 16) – In January 2016, the IASB issued the final publication of the IFRS 16 standard, which will supersede the current IAS 17, Leases (IAS 17) standard. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17.

The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted, but only if the entity is also applying IFRS 15. We have the option to either:

•	apply IFRS 16 with full retrospective effect; or
•	recognize the cumulative effect of initially applying IFRS 16 as an adjustment to opening equity at the date of initial application.

We are assessing the impact of this standard on our consolidated financial statements.

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•

Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets – In May 2014, the IASB issued amendments to these standards to introduce a rebuttable presumption that the use of revenue-based amortization methods for intangible assets is inappropriate. The amendment is effective prospectively for annual periods beginning on or after January 1, 2016. The amended standard will not have a material impact on our consolidated financial statements.

•

Amendments to IFRS 11, Joint Arrangements – In May 2014, the IASB issued an amendment to this standard requiring business combination accounting to be applied to acquisitions of interests in a joint operation that constitute a business. The amendment is effective prospectively for annual periods beginning on or after January 1, 2016. We will account for any such transactions from January 1, 2016 prospectively in accordance with the amended standard.

NOTE 3: CAPITAL RISK MANAGEMENT

Our objectives in managing capital are to ensure we have sufficient liquidity to meet all of our commitments and to execute our business plan. We define capital that we manage as shareholders’ equity and indebtedness (including current portion of our long-term debt, long-term debt, and short-term borrowings).

We manage our capital structure, commitments, and maturities and make adjustments based on general economic conditions, financial markets, operating risks, our investment priorities, and working capital requirements. To maintain or adjust our capital structure, we may, with approval from our Board of Directors, issue or repay debt and/or short-term borrowings, issue shares, repurchase shares, pay dividends, or undertake other activities as deemed appropriate under the circumstances. The Board of Directors reviews and approves the annual capital and operating budgets, as well as any material transactions that are not part of the ordinary course of business, including proposals for acquisitions or other major financing transactions, investments, or divestitures.

We monitor debt leverage ratios as part of the management of liquidity and shareholders’ return to sustain future development of the business, conduct valuation-related analyses, and make decisions about capital.

The Rogers Platinum MasterCard program, as well as the wholly-owned subsidiary through which it is operated, is regulated by the Office of the Superintendent of Financial Institutions, which requires that a minimum level of regulatory capital be maintained. Rogers was in compliance with that requirement as at December 31, 2015 and 2014. The capital requirements are not material to the Company as at December 31, 2015 or December 31, 2014.

With the exception of the Rogers Platinum MasterCard program and the subsidiary through which it is operated, we are not subject to externally imposed capital requirements. Our overall strategy for capital risk management has not changed since December 31, 2014.

NOTE 4: SEGMENTED INFORMATION

ACCOUNTING POLICY

Reportable segments

We determine our reportable segments based on, among other things, how our chief operating decision makers, the Chief Executive Officer and Chief Financial Officer of RCI, regularly review our operations and performance. They review adjusted operating profit as the key measure of profit for the purpose of assessing performance for each segment and to make decisions about the allocation of resources. Adjusted operating profit is defined as income before stock-based compensation, depreciation and amortization, restructuring, acquisition and other, finance costs, other (income) expense, and income taxes.

We follow the same accounting policies for our segments as those described in the notes to our consolidated financial statements. We account for transactions between reportable segments in the same way we account for transactions with external parties and eliminate them on consolidation.

USE OF ESTIMATES AND JUDGMENTS

JUDGMENTS

We make significant judgments in determining our operating segments. These are components that engage in business activities from which they may earn revenue and incur expenses, for which operating results are regularly reviewed by our chief operating decision makers to make decisions about resources to be allocated and assess component performance, and for which discrete financial information is available.

EXPLANATORY INFORMATION

Our reportable segments are Wireless, Cable, Business Solutions, and Media (note 1). All four segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenue and costs. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

100    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

INFORMATION BY SEGMENT

Year ended December 31, 2015 (In millions of dollars)	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals
Operating revenue	5	7,651	3,465	377	2,079	(158)	13,414
Operating costs [1]		4,412	1,807	261	1,907	(5)	8,382
Adjusted operating profit		3,239	1,658	116	172	(153)	5,032

Stock-based compensation [1]	25						55
Depreciation and amortization	7, 8						2,277
Restructuring, acquisition and other	9						111
Finance costs	10						774
Other income	11						(32)
Income before income taxes							1,847
Additions to property, plant and equipment		866	1,030	187	60	297	2,440
Goodwill		1,160	1,379	429	923	–	3,891
Total assets		14,543	6,007	1,338	2,565	4,722	29,175

Year ended December 31, 2014 (In millions of dollars)	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals
Operating revenue	5	7,305	3,467	382	1,826	(130)	12,850
Operating costs [1]		4,059	1,802	260	1,695	15	7,831
Adjusted operating profit		3,246	1,665	122	131	(145)	5,019

Stock-based compensation [1]	25						37
Depreciation and amortization	7, 8						2,144
Restructuring, acquisition and other	9						173
Finance costs	10						817
Other expense	11						1
Income before income taxes							1,847
Additions to property, plant and equipment		978	1,055	146	94	93	2,366
Goodwill		1,155	1,379	426	923	–	3,883
Total assets		12,935	6,019	1,219	2,466	3,883	26,522

[1]	Included in Operating costs on the Consolidated Statements of Income.

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    101

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5: OPERATING REVENUE

ACCOUNTING POLICY

Revenue recognition

We recognize revenue when we can estimate its amount, have delivered on our obligations within the revenue-generating arrangements, and are reasonably assured that we can collect it. Revenue is recognized net of discounts.

Source of revenue	How we recognize revenue
Monthly subscriber fees for: • wireless airtime and data services; • cable, telephony, and Internet services; • network services; • media subscriptions; and • rental of equipment	• As the service is provided
Revenue from roaming, long distance, pay per use, and other optional or non-subscription services and other sales of products	• As the service is provided or product is delivered
Revenue from the sale of wireless and cable equipment	• When the equipment is delivered and accepted by the independent dealer or subscriber in a direct sales channel

Equipment subsidies related to providing equipment to new and existing subscribers	• As a reduction of equipment revenue when the equipment is activated
Activation fees charged to subscribers in Wireless	• As part of equipment revenue upon activation of the equipment • These fees do not meet the criteria as a separate unit of accounting
Advertising revenue	• When the advertising airs on our radio or television stations, is featured in our publications, or displayed on our digital properties
Monthly subscription revenue received by television stations for subscriptions from cable and satellite providers	• When the services are delivered to cable and satellite providers’ subscribers
Toronto Blue Jays revenue from home game admission and concessions	• When the related games are played during the baseball season and when goods are sold
Toronto Blue Jays revenue from the Major League Baseball Revenue Sharing Agreement which redistributes funds between member clubs based on each club’s relative revenue	• When the amount can be determined
Revenue from Toronto Blue Jays, radio, and television broadcast agreements	• At the time the related games are aired
Revenue from sublicensing of program rights	• Over the course of the applicable season
Awards granted to customers through customer loyalty programs, which are considered a separately identifiable component of the sales transactions

•   Estimate the portion of the original sale to allocate to the award credit based on the fair value of the future goods and services that can be obtained when the credit is redeemed

•   Defer the allocated amount as unearned revenue until the awards are redeemed by the customer and we provide the goods or services

•   Recognize revenue based on the redemption of award credits relative to the award credits that we expect to be redeemed

Interest income on credit card receivables	• As it is earned (i.e. upon the passage of time) using the effective interest method

102    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

Multiple deliverable arrangements

We offer some products and services as part of multiple deliverable arrangements. We recognize these as follows:

•

divide the products and services into separate units of accounting, as long as the delivered elements have stand-alone value to customers and we can determine the fair value of any undelivered elements objectively and reliably; then

•

measure and allocate the arrangement consideration among the accounting units based on their relative fair values and recognize revenue related to each unit when the relevant criteria are met for each unit individually; however

•

when an amount allocated to a delivered item is contingent upon the delivery of additional items or meeting specified performance conditions, the amount allocated to the delivered item is limited to the non-contingent amount, as applicable.

Unearned revenue

We recognize payments we receive in advance of providing goods and services as unearned revenue. Advance payments include subscriber deposits, cable installation fees, ticket deposits related to Toronto Blue Jays ticket sales, and amounts subscribers pay for services and subscriptions that will be provided in future periods.

EXPLANATORY INFORMATION

	Years ended December 31
(In millions of dollars)	2015	2014
Wireless:
Network revenue	6,902	6,743
Equipment sales	749	562
Total Wireless	7,651	7,305
Cable:
Internet	1,343	1,245
Television	1,669	1,734
Phone	445	478
Service revenue	3,457	3,457
Equipment sales	8	10
Total Cable	3,465	3,467
Business Solutions:
Next generation	288	271
Legacy	85	106
Service revenue	373	377
Equipment sales	4	5
Total Business Solutions	377	382
Media:
Advertising	866	775
Subscription	440	382
Retail	308	314
Other	465	355
Total Media	2,079	1,826
Corporate items and intercompany eliminations	(158)	(130)
Total operating revenue	13,414	12,850

NOTE 6: OPERATING COSTS

	Years ended December 31
(In millions of dollars)	2015	2014
Cost of equipment sales and direct channel subsidies	1,849	1,493
Merchandise for resale	202	206
Other external purchases	4,411	4,229
Employee salaries and benefits and stock-based compensation	1,975	1,940
Total operating costs	8,437	7,868

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    103

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7: PROPERTY, PLANT AND EQUIPMENT

ACCOUNTING POLICY

Recognition and measurement, including depreciation

We measure property, plant and equipment upon initial recognition at cost and begin recognizing depreciation when the asset is ready for its intended use. Subsequently, property, plant and equipment is carried at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes:

•	the cost of materials and direct labour;
•	costs directly associated with bringing the assets to a working condition for their intended use;
•	costs of dismantling and removing the items and restoring the site on which they are located (see note 20); and
•	borrowing costs on qualifying assets.

We depreciate property, plant and equipment over its estimated useful life by charging depreciation expense to net income as follows:

Asset	Basis	Estimated useful life
Buildings	Diminishing balance	5 to 40 years
Cable and wireless network	Straight-line	3 to 30 years
Computer equipment and software	Straight-line	4 to 10 years
Customer premise equipment	Straight-line	3 to 5 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life or lease term
Equipment and vehicles	Diminishing balance	3 to 20 years

We recognize all costs related to subscriber acquisition and retention in net income as incurred, except connection and installation costs that relate to the cable network, which are capitalized and depreciated over the expected life of the Cable customer.

We calculate gains and losses on the disposal of property, plant and equipment by comparing the proceeds from the disposal with the item’s carrying amount and recognize the gain or loss in net income.

We capitalize development expenditures if they meet the criteria for recognition as an asset and amortize them over their expected useful lives once they are available for use. We expense research expenditures, maintenance costs, and training costs as incurred.

Impairment testing

We test non-financial assets with finite useful lives for impairment whenever an event or change in circumstances indicates that their carrying amounts may not be recoverable. The asset is impaired if the recoverable amount is less than the carrying amount. If we cannot estimate the recoverable amount of an individual asset because it does not generate independent cash inflows, we test the entire cash generating unit (CGU) for impairment.

A CGU is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets.

Recognition and measurement of impairment charge

Please see “recognition and measurement of impairment charge” in note 8.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

Components of an item of property, plant and equipment may have different useful lives. We make significant estimates when determining depreciation rates and asset useful lives, which require taking into account company-specific factors, such as our past experience and expected use, and industry trends, such as technological advancements. We monitor and review our depreciation rates and asset useful lives at least once a year and change them if they are different from our previous estimates. We recognize the effect of changes in estimates in net income prospectively.

We use estimates to determine certain costs that are directly attributable to self-constructed assets. These estimates primarily include certain internal and external direct labour, overhead, and interest costs associated with the acquisition, construction, development, or betterment of our networks.

JUDGMENTS

We make significant judgments in choosing methods for depreciating our property, plant and equipment that we believe most accurately represent the consumption of benefits derived from those assets and are most representative of the economic substance of the intended use of the underlying assets.

104    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

EXPLANATORY INFORMATION

(In millions of dollars)	December 31, 2015			December 31, 2014			December 31, 2013
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
Land and buildings	998	(347)	651	942	(319)	623	923	(291)	632
Cable and wireless networks	20,900	(13,579)	7,321	19,588	(12,387)	7,201	18,197	(11,287)	6,910
Computer equipment and software	5,294	(3,421)	1,873	4,960	(3,353)	1,607	4,553	(3,031)	1,522
Customer premise equipment	1,658	(1,197)	461	1,543	(988)	555	2,009	(1,415)	594
Leasehold improvements	423	(175)	248	383	(151)	232	492	(271)	221
Equipment and vehicles	1,311	(868)	443	1,236	(799)	437	1,124	(748)	376
Total property, plant and equipment	30,584	(19,587)	10,997	28,652	(17,997)	10,655	27,298	(17,043)	10,255

The tables below summarize the changes in the net carrying amounts of property, plant and equipment during 2015 and 2014.

(In millions of dollars)	December 31, 2014					December 31, 2015
	Net carrying amount	Additions	Acquisitions from business combinations	Depreciation	Other [1]	Net carrying amount
Land and buildings	623	57	–	(29)	–	651
Cable and wireless networks	7,201	1,322	15	(1,217)	–	7,321
Computer equipment and software	1,607	691	1	(426)	–	1,873
Customer premise equipment	555	245	–	(339)	–	461
Leasehold improvements	232	37	1	(25)	3	248
Equipment and vehicles	437	88	–	(81)	(1)	443
Total property, plant and equipment	10,655	2,440	17	(2,117)	2	10,997

[1]	Includes disposals, write-downs, reclassifications, and other adjustments.

(In millions of dollars)	December 31, 2013					December 31, 2014
	Net carrying amount	Additions	Acquisitions from business combinations	Depreciation	Other [1]	Net carrying amount
Land and buildings	632	19	–	(28)	–	623
Cable and wireless network	6,910	1,453	6	(1,179)	11	7,201
Computer equipment and software	1,522	465	–	(371)	(9)	1,607
Customer premise equipment	594	269	–	(303)	(5)	555
Leasehold improvements	221	43	3	(27)	(8)	232
Equipment and vehicles	376	117	–	(71)	15	437
Total property, plant and equipment	10,255	2,366	9	(1,979)	4	10,655

[1]	Includes disposals, write-downs, reclassifications, and other adjustments.

Property, plant and equipment not yet in service and therefore not depreciated as at December 31, 2015 was $1,017 million (2014 – $1,048 million). During 2015, capitalized interest pertaining to property, plant and equipment was recognized at a weighted average rate of approximately 4.0% (2014 – 4.6%).

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    105

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8: INTANGIBLE ASSETS AND GOODWILL

ACCOUNTING POLICY

RECOGNITION AND MEASUREMENT, INCLUDING AMORTIZATION

We measure intangible assets upon initial recognition at cost unless they are acquired through a business combination, in which case they are measured upon initial recognition at fair value. We begin recognizing amortization for intangible assets with finite useful lives when the asset is ready for its intended use. Upon commencement of amortization, the asset is carried at cost less accumulated amortization and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of a separately-acquired intangible asset comprises:

•	its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates; and
•	any directly attributable cost of preparing the asset for its intended use.

Indefinite useful lives

We do not amortize intangible assets with indefinite lives (spectrum and broadcast licences).

Finite useful lives

We amortize intangible assets with finite useful lives into depreciation and amortization on the Consolidated Statements of Income, except programming rights which are amortized into operating costs on the Consolidated Statements of Income, on a straight-line basis over their estimated useful lives as noted in the table below. We review their useful lives, residual values, and the amortization methods at least once a year.

Intangible asset	Estimated useful life
Brand names	7 to 20 years
Customer relationships	3 to 10 years
Roaming agreements	12 years
Marketing agreements	3 years

Acquired program rights

Program rights are contractual rights we acquire from third parties to broadcast television and sports programs. We recognize them at cost less accumulated amortization and accumulated impairment losses. We capitalize program rights on the Consolidated Statements of Financial Position when the licence period begins and the program is available for use and amortize them to other external purchases in operating costs on the Consolidated Statements of Income over the expected exhibition period. If programs are not scheduled, we consider the related program rights to be impaired and write them off. Otherwise, we test them for impairment as intangible assets with finite useful lives.

The costs for multi-year sports and television broadcast rights agreements are recognized in operating expenses during the applicable seasons based on the pattern in which the rights are aired or are expected to be consumed. To the extent that prepayments are made at the commencement of a multi-year contract towards future years’ rights fees, these prepayments are recognized as intangible assets and amortized to operating expenses over the contract term. To the extent that prepayments are made for annual contractual fees within a season, they are included in other current assets — prepaid expenses on our Consolidated Statement of Financial Position as the rights will be consumed within the next twelve months.

Goodwill

We recognize goodwill arising from business combinations when the fair value of the separately identifiable assets we acquired and liabilities we assumed is lower than the consideration we paid (including the recognized amount of the non-controlling interest, if any). If the fair value of the consideration transferred is lower than that of the separately identified assets and liabilities, we immediately recognize the difference as a gain in net income.

IMPAIRMENT TESTING

We test intangible assets with finite useful lives for impairment whenever an event or change in circumstances indicates that their carrying amounts may not be recoverable. We test indefinite-life intangible assets and goodwill for impairment once per year as at October 1, or more frequently if we identify indicators of impairment.

If we cannot estimate the recoverable amount of an individual intangible asset because it does not generate independent cash inflows, we test the entire CGU for impairment.

Goodwill is allocated to CGUs (or groups of CGUs) based on the level at which management monitors goodwill, which cannot be higher than an operating segment. The allocation of goodwill is made to CGUs (or groups of CGUs) that are expected to benefit from the synergies of the business combination from which the goodwill arose.

Recognition and measurement of an impairment charge

An intangible asset or goodwill is impaired if the recoverable amount is less than the carrying amount. The recoverable amount of a CGU or asset is the higher of its:

•	fair value less costs to sell; and
•	value in use.

We reverse a previously recognized impairment loss, except in respect of goodwill, if our estimate of the recoverable amount of a previously impaired asset or CGU has increased such that the impairment recognized in a previous year has reversed. The reversal is recognized by increasing the asset’s or CGU’s carrying amount to our new estimate of its recoverable amount. The carrying amount of the asset or CGU subsequent to the reversal cannot be greater than its carrying amount if we had not recognized an impairment loss in previous years.

106    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

We use estimates in determining the recoverable amount of intangible assets and goodwill.

The determination of the recoverable amount for the purpose of impairment testing requires the use of significant estimates, such as:

•	future cash flows;
•	terminal growth rates; and
•	discount rates.

We estimate value in use for impairment tests by discounting estimated future cash flows to their present value. We estimate the discounted future cash flows for periods of up to five years, depending on the CGU, and a terminal value. The future cash flows are based on our estimates and expected future operating results of the CGU after considering economic conditions and a general outlook for the CGU’s industry. Our discount rates consider market rates of return, debt to equity ratios and certain risk premiums, among other things. The terminal value is the value attributed to the CGU’s operations beyond the projected time period of the cash flows using a perpetuity rate based on expected economic conditions and a general outlook for the industry.

We determine fair value less costs to sell in one of the following two ways:

•

Analyzing discounted cash flows – we estimate the discounted future cash flows for periods of five to ten years, depending on the CGU, and a terminal value, similar to the value in use methodology described above, while applying assumptions consistent with those a market participant would make. Future cash flows are based on our estimates of expected future operating results of the CGU. Our estimates of future cash flows, terminal values and discount rates consider similar factors to those described above for value in use estimates.

•	Using a market approach – we estimate the recoverable amount of the CGU using multiples of operating performance of comparable entities and precedent transactions in that industry.

We make certain assumptions for the discount and terminal growth rates to reflect variations in expected future cash flows. These assumptions may differ or change quickly depending on economic conditions or other events. It is therefore possible that future changes in assumptions may negatively affect future valuations of CGUs and goodwill, which could result in impairment losses.

If our estimate of the asset’s or CGU’s recoverable amount is less than its carrying amount, we reduce its carrying amount to the recoverable amount and recognize the loss in net income immediately.

JUDGMENTS

We make significant judgments that affect the measurement of our intangible assets and goodwill.

Judgment is applied when deciding to designate our spectrum and broadcast licences as assets with indefinite useful lives since we believe the licences are likely to be renewed for the foreseeable future such that there is no limit to the period that these assets are expected to generate net cash inflows. We make judgments to determine that these assets have indefinite lives, analyzing all relevant factors, including the expected usage of the asset, the typical life cycle of the asset, and anticipated changes in the market demand for the products and services the asset helps generate. After review of the competitive, legal, regulatory, and other factors, it is our view that these factors do not limit the useful lives of our spectrum and broadcast licences.

Judgment is also applied in choosing methods for amortizing our intangible assets and program rights that we believe most accurately represent the consumption of those assets and are most representative of the economic substance of the intended use of the underlying assets.

Finally, we make judgments in determining CGUs and the allocation of goodwill to CGUs or groups of CGUs for the purpose of impairment testing.

EXPLANATORY INFORMATION

(In millions of dollars)	December 31, 2015				December 31, 2014				December 31, 2013
	Cost prior to impairment losses	Accumulated amortization	Accumulated impairment losses	Net carrying amount	Cost prior to impairment losses	Accumulated amortization	Accumulated impairment losses	Net carrying amount	Cost prior to impairment losses	Accumulated amortization	Accumulated impairment losses	Net carrying amount
Indefinite-life intangible assets:
Spectrum licences	6,416	–	–	6,416	5,576	–	–	5,576	2,275	–	–	2,275
Broadcast licences	324	–	(99)	225	324	–	(99)	225	324	–	(99)	225

Finite-life intangible assets:
Brand names	420	(270)	(14)	136	420	(255)	(14)	151	438	(257)	(14)	167
Customer relationships	1,609	(1,414)	–	195	1,620	(1,339)	–	281	1,543	(1,234)	–	309
Roaming agreements	523	(488)	–	35	523	(444)	–	79	523	(400)	–	123
Marketing agreements	10	(10)	–	–	10	(10)	–	–	9	(8)	–	1
Acquired program rights	332	(91)	(5)	236	343	(62)	(5)	276	168	(52)	(5)	111
Total intangible assets	9,634	(2,273)	(118)	7,243	8,816	(2,110)	(118)	6,588	5,280	(1,951)	(118)	3,211
Goodwill	4,112	–	(221)	3,891	4,104	–	(221)	3,883	3,972	–	(221)	3,751
Total intangible assets and goodwill	13,746	(2,273)	(339)	11,134	12,920	(2,110)	(339)	10,471	9,252	(1,951)	(339)	6,962

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    107

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The tables below summarize the changes in the net carrying amounts of intangible assets and goodwill in 2015 and 2014.

(In millions of dollars)	December 31, 2014			December 31, 2015
	Net carrying amount	Acquisitions from business combinations	Net additions	Amortization [1]	Other [2]	Net carrying amount
Spectrum licences	5,576	458	381	–	1	6,416
Broadcast licences	225	–	–	–	–	225
Brand names	151	–	–	(15)	–	136
Customer relationships	281	19	–	(101)	(4)	195
Roaming agreements	79	–	–	(44)	–	35
	6,312	477	381	(160)	(3)	7,007
Acquired program rights	276	–	64	(87)	(17)	236
Total intangible assets	6,588	477	445	(247)	(20)	7,243
Goodwill	3,883	8	–	–	–	3,891
Total intangible assets and goodwill	10,471	485	445	(247)	(20)	11,134

[1]

Of the $247 million of total amortization, $87 million related to acquired program rights is included in Other external purchases in Operating costs (see note 6), and $160 million in depreciation and amortization on the Consolidated Statements of Income.

[2]	Includes disposals, write-downs, reclassifications, and other adjustments including a write-off of certain programming rights following a reorganization of the OMNI television stations (see note 9).

(In millions of dollars)	December 31, 2013			December 31, 2014
	Net carrying amount	Acquisitions from business combinations	Net additions	Amortization [1]	Other [2]	Net carrying amount
Spectrum licences	2,275	–	3,301	–	–	5,576
Broadcast licences	225	–	–	–	–	225
Brand names	167	–	–	(16)	–	151
Customer relationships	309	73	–	(104)	3	281
Roaming agreements	123	–	–	(44)	–	79
Marketing agreements	1	–	–	(1)	–	–
	3,100	73	3,301	(165)	3	6,312
Acquired program rights	111	–	231	(66)	–	276
Total intangible assets	3,211	73	3,532	(231)	3	6,588
Goodwill	3,751	132	–	–	–	3,883
Total intangible assets and goodwill	6,962	205	3,532	(231)	3	10,471

[1]

Of the $231 million of total amortization, $66 million related to acquired program rights is included in Other external purchases in Operating costs (see note 6), and $165 million in depreciation and amortization on the Consolidated Statements of Income.

[2]	Includes disposals, write-downs, reclassifications, and other adjustments.

2015 SPECTRUM LICENCE ACQUISITIONS

2500 MHz spectrum licence auction

We participated in the 2500 MHz spectrum licence auction in Canada. We were awarded 41 spectrum licences consisting of 20 MHz blocks of contiguous, paired spectrum in major geographic markets in Canada. Upon acquisition, we recognized the spectrum licences as intangible assets of $27 million, which included $3 million of directly attributable costs.

Shaw spectrum licences

We obtained 20 MHz of contiguous, paired AWS-1 spectrum licences from Shaw Communications Inc. (Shaw) after exercising a previously acquired option and paying the final $100 million installment ($250 million was previously paid in 2013). Upon acquisition, we recognized the spectrum licences as intangible assets of $352 million, which included $2 million of directly attributable costs. Subsequent to exercising the option, certain non-contiguous spectrum licences acquired from Shaw were transferred to WIND Mobile Corp. (WIND) for nominal cash proceeds.

Data & Audio-Visual Enterprises Wireless Inc. (Mobilicity) spectrum licences

We obtained $458 million of AWS-1 spectrum licences through our Mobilicity acquisition as described in note 26, and recognized the licences of $458 million as intangible assets upon acquisition.

2014 SPECTRUM LICENCE ACQUISITIONS

700 MHz spectrum licence auction

We participated in the 700 MHz spectrum licence auction in Canada, and were awarded spectrum licences consisting of two 12 MHz blocks of contiguous, paired lower 700 MHz band

108    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

spectrum covering most of the Canadian population. We paid a total of $3,301 million to Innovation, Science and Economic Development Canada (formerly Industry Canada) for the licences,

which included $9 million of costs directly attributable to the acquisition of the spectrum licences, and recognized the spectrum licences of $3,301 million as intangible assets.

ANNUAL IMPAIRMENT TESTING

For purposes of testing goodwill for impairment, our CGUs, or groups of CGUs, correspond to our operating segments as disclosed in note 4.

The table below is an overview of the methods and key assumptions we used in 2015 to determine recoverable amounts for CGUs or groups of CGUs, with indefinite-life intangible assets or goodwill that we consider significant.

(In millions of dollars, except periods used and rates)
	Carrying value of goodwill	Carrying value of indefinite-life intangible assets	Recoverable amount method	Period of projected cash flows (years)	Terminal growth rates (%)	Pre-tax discount rates (%)
Wireless	1,160	6,416	Value in use	5	0.5	7.9
Cable	1,379	–	Value in use	5	2.0	8.5
Media	923	–	Fair value less cost to sell	5	2.0	10.4

Our fair value measurement for Media is classified as Level 3 in the fair value hierarchy.

We did not recognize an impairment charge in 2015 or 2014 because the recoverable amounts of the CGUs exceeded their carrying values.

NOTE 9: RESTRUCTURING, ACQUISITION AND OTHER

We incurred $111 million (2014 – $173 million) in restructuring, acquisition and other expenses, comprised of:

•

$75 million (2014 – $131 million) of restructuring expenses, mainly for costs associated with the targeted restructuring of our employee base and the write-off of certain programming rights that are no longer usable following a reorganization of the OMNI television stations. In 2014, restructuring expenses were mainly related to the reorganization associated with the implementation of the Rogers 3.0 plan to structure teams around our customers and remove management layers to ensure senior leadership is closer to frontline employees and customers; and

•	$36 million (2014 – $42 million) of acquisition-related transaction costs, contract termination costs, legal claims and other costs.

NOTE 10: FINANCE COSTS

	Years ended December 31
(In millions of dollars)	Note	2015	2014
Interest on borrowings		761	782
Interest on post-employment benefits liability	23	11	7
Loss on repayment of long-term debt	16	7	29
Loss on foreign exchange	21	11	11
Capitalized interest		(29)	(26)
Other		13	14
Total finance costs		774	817

NOTE 11: OTHER (INCOME) EXPENSE

	Years ended December 31
(In millions of dollars)	Note	2015	2014
Losses from associates and joint ventures		99	23
Gain on acquisition of Mobilicity	26	(102)	–
Other investment income		(29)	(22)
Total other (income) expense		(32)	1

A $72 million loss related to our share of the change in the fair value of an obligation relating to one of our joint ventures has been recognized in losses from associates and joint ventures for the year ended December 31, 2015 (2014 – nil).

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    109

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12: INCOME TAXES

ACCOUNTING POLICY

Income tax expense includes both current and deferred taxes. We recognize income tax expense in net income unless it relates to an item recognized directly in equity or other comprehensive income. We provide for income taxes based on all of the information that is currently available.

Current tax expense is tax we expect to pay or receive based on our taxable income or loss during the year. We calculate the current tax expense using tax rates enacted or substantively enacted as at the reporting date, including any adjustment to taxes payable or receivable related to previous years.

Deferred tax assets and liabilities arise from temporary differences between the carrying amounts of the assets and liabilities we recognize on our Consolidated Statements of Financial Position and their respective tax bases. We calculate deferred tax assets and liabilities using enacted or substantively enacted tax rates that will apply in the years in which the temporary differences are expected to reverse.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same authority on:

•	the same taxable entity; or
•	different taxable entities where these entities intend to settle current tax assets and liabilities on a net basis or the tax assets and liabilities will be realized and settled simultaneously.

We recognize a deferred tax asset for unused losses, tax credits, and deductible temporary differences to the extent it is probable that future taxable income will be available to use the asset.

USE OF ESTIMATES AND JUDGMENTS

JUDGMENTS

We make significant judgments in interpreting tax rules and regulations when we calculate income taxes. We make judgments to evaluate whether we can recover a deferred tax asset based on our assessment of existing tax laws, estimates of future profitability, and tax planning strategies.

EXPLANATORY INFORMATION

	Years ended December 31
(In millions of dollars)	2015	2014
Current tax expense:
For current year	234	497
Adjustments from reassessment	–	14
Total current taxes	234	511

Deferred tax expense (recovery):
Origination (reversal) of temporary differences	226	(5)
Revaluation of deferred tax balances due to legislative changes	6	–
Total deferred taxes	232	(5)
Total income taxes	466	506

The table below shows the difference between income tax expense computed by applying the statutory income tax rate to income before income taxes and the income tax expense for the year.

	Years ended December 31
(In millions of dollars, except rates)	2015	2014
Statutory income tax rate	26.5%	26.5%
Income before income taxes	1,847	1,847
Computed income tax expense	489	489
Increase (decrease) in income taxes resulting from:
Non-deductible (non-taxable) stock-based compensation	5	(2)
Revaluation of deferred tax balances due to legislative changes	6	–
Adjustments from reassessments	–	14
Non-taxable gain on acquisition	(27)	–
Other	(7)	5
Total income taxes	466	506
Effective income tax rate	25.2%	27.4%

DEFERRED TAX ASSETS AND LIABILITIES

	As at December 31
(In millions of dollars)	2015	2014
Deferred tax assets	9	9
Deferred tax liabilities	(1,943)	(1,769)
Net deferred tax liability	(1,934)	(1,760)

110    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

The table below summarizes the movement of net deferred tax assets and liabilities during 2015 and 2014.

Deferred tax assets (liabilities) (In millions of dollars)	Property, plant and equipment and inventory	Goodwill and other intangibles	Stub period income and partnership reserve	Investments	Non-capital loss carryforwards	Other	Total
January 1, 2015	(889)	(548)	(313)	(80)	54	16	(1,760)
(Expense) recovery in net income	(32)	(105)	135	–	(197)	(33)	(232)
Expense in other comprehensive income	–	–	–	19	–	(70)	(51)
Acquisitions	–	(68)	–	–	175	2	109
December 31, 2015	(921)	(721)	(178)	(61)	32	(85)	(1,934)

Deferred tax assets (liabilities) (In millions of dollars)	Property, plant and equipment and inventory	Goodwill and other intangibles	Stub period income and partnership reserve	Investments	Non-capital loss carryforwards	Other	Total
January 1, 2014	(752)	(429)	(594)	(27)	46	85	(1,671)
(Expense) recovery in net income	(137)	(110)	281	(4)	8	(33)	5
Expense in other comprehensive income	–	–	–	(49)	–	(35)	(84)
Acquisitions	–	(9)	–	–	–	(1)	(10)
December 31, 2014	(889)	(548)	(313)	(80)	54	16	(1,760)

We had not recognized deferred tax assets for the following items:

	As at December 31
(In millions of dollars)	2015	2014
Capital losses in Canada that can be applied against future capital gains	31	56
Tax losses in foreign jurisdictions that expire between 2023 and 2033	34	20
Deductible temporary differences in foreign jurisdictions	49	37
Total unrecognized deferred tax assets	114	113

There are taxable temporary differences associated with our investments in Canadian domestic subsidiaries. We do not recognize deferred tax liabilities for temporary differences when we are able to control the timing of the reversal and the reversal is not probable in the foreseeable future. Reversing these temporary differences would not result in any significant tax implications.

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    111

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13: EARNINGS PER SHARE

ACCOUNTING POLICY

We calculate basic earnings per share by dividing the net income or loss attributable to our Class A and Class B shareholders by the weighted average number of Class A and Class B shares outstanding during the year.

We calculate diluted earnings per share by adjusting the net income or loss attributable to Class A and Class B shareholders and the weighted average number of Class A and Class B shares outstanding for the effect of all dilutive potential common shares. We use the treasury stock method for calculating diluted earnings per share, which considers the impact of employee stock options and other potentially dilutive instruments.

Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled awards. As these awards can be exchanged for common shares of the Company, they are considered potentially dilutive and are included in the calculation of the Company’s diluted net earnings per share if they have a dilutive impact in the period.

EXPLANATORY INFORMATION

	Years ended December 31
(In millions of dollars, except per share amounts)	2015	2014
Numerator (basic) – Net income for the year	1,381	1,341
Denominator – Number of shares (in millions):
Weighted average number of shares outstanding – basic	515	515
Effect of dilutive securities (in millions):
Employee stock options and restricted share units	2	2
Weighted average number of shares outstanding – diluted	517	517

Earnings per share:
Basic	$2.68	$2.60
Diluted	$2.67	$2.56

In 2014, the accounting for stock-based compensation using the equity-settled method was determined to be more dilutive than using the cash-settled method. As a result, net income for 2014 was reduced by $15 million in the diluted earnings per share calculation to account for these awards as if they were equity-settled. There was no such impact in 2015.

A total of 1,107,344 options were out of the money for 2015 (2014 – 1,257,117). These options were excluded from the calculation of the effect of dilutive securities because they were anti-dilutive.

NOTE 14: ACCOUNTS RECEIVABLE

ACCOUNTING POLICY

We initially recognize accounts receivable on the date they originate. We measure accounts receivable initially at fair value, and subsequently at amortized cost, with changes recognized in net income. We measure an impairment loss for accounts receivable as the excess of the carrying amount over the present value of future cash flows we expect to derive from it, if any. The difference is allocated to an allowance for doubtful accounts and recognized as a loss in net income.

EXPLANATORY INFORMATION

	As at December 31
(In millions of dollars)	2015	2014
Customer accounts receivable	1,329	1,307
Other accounts receivable	549	382
Allowance for doubtful accounts	(86)	(98)
Total accounts receivable	1,792	1,591

112    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

NOTE 15: INVENTORIES

ACCOUNTING POLICY

We measure inventories, including handsets and merchandise for resale, at the lower of cost (determined on a first-in, first-out basis) and net realizable value. We will reverse a previous write down to net realizable value, not to exceed the original recognized cost, if the inventories later increase in value.

EXPLANATORY INFORMATION

	As at December 31
(In millions of dollars)	2015	2014
Wireless handsets and accessories	238	189
Other finished goods and merchandise	80	62
Total inventories	318	251

Cost of equipment sales and merchandise for resale includes $1,966 million (2014 - $1,615 million) of inventory costs.

NOTE 16: FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

ACCOUNTING POLICY

Recognition

We initially recognize cash and cash equivalents, accounts receivable, debt securities, and accounts payable and accrued liabilities on the date they originate. All other financial assets and financial liabilities are initially recognized on the trade date when we become a party to the contractual provisions of the instrument.

Classification and measurement

We measure financial instruments by grouping them into classes upon initial recognition, based on the purpose of the individual instruments. We classify our financial assets and financial liabilities as follows:

Financial instrument	Categorization	Measurement method
Financial assets
Cash and cash equivalents [1]	Loans and receivable	Amortized cost
Accounts receivable [1]	Loans and receivable	Amortized cost
Investments, available-for-sale	Available-for-sale [2]	Fair value

Financial liabilities
Short-term borrowings	Other financial liabilities [3]	Amortized cost
Accounts payable [1]	Other financial liabilities	Amortized cost
Accrued liabilities	Other financial liabilities	Amortized cost
Long-term debt	Other financial liabilities [3]	Amortized cost

Derivatives [4]
Debt derivatives	Held-for-trading [2,5]	Fair value
Bond forwards	Held-for-trading [2,5]	Fair value
Expenditure derivatives	Held-for-trading [2,5]	Fair value
Equity derivatives	Held-for-trading [6]	Fair value

[1]	Initially and subsequently measured at fair value with subsequent changes recognized in net income.
[2]

Initially and subsequently measured at fair value with subsequent changes in fair value recognized in other comprehensive income. The net change subsequent to initial recognition, in the case of investments, is reclassified into net income upon disposal of the investment or when the investment becomes impaired, or in the case of derivatives designated as hedges, when the hedged item affects net income.

[3]	Initially measured at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method.
[4]	The derivatives can be in an asset or liability position at a point in time historically or in the future.
[5]	The derivatives are designated as cash flow hedges with the ineffective portion of the hedge recognized immediately into net income.
[6]	Initially measured at fair value with subsequent changes offset against stock-based compensation expense or recovery in operating costs.

Offsetting financial assets and financial liabilities

We offset financial assets and financial liabilities and present the net amount on the Consolidated Statements of Financial Position when we have a legal right to offset them and intend to settle on a net basis or realize the asset and liability simultaneously.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Derivative instruments

We use derivative instruments to manage risks related to certain activities in which we are involved. They include:

Derivative	The risk they manage	Types of derivative instruments
Debt derivatives	• Impact of fluctuations in foreign exchange rates on principal and interest payments for US dollar-denominated long-term debt	• Cross-currency interest rate exchange agreements • Forward foreign exchange agreements (from time to time as necessary)
Bond forwards	• Impact of fluctuations in market interest rates on forecasted interest payments for expected long-term debt	• Forward interest rate agreements
Expenditure derivatives	• Impact of fluctuations in foreign exchange rates on forecasted US dollar-denominated expenditures	• Forward foreign exchange agreements
Equity derivatives	• Impact of fluctuations in share price on stock-based compensation expense	• Total return swap agreements

We use derivatives only to manage risk, and not for speculative purposes.

When we designate a derivative instrument as a hedging instrument for accounting purposes, we first determine that the hedging instrument will be highly effective in offsetting the changes in fair value or cash flows of the item it is hedging. We then formally document the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy and the methods we will use to assess the ongoing effectiveness of the hedging relationship.

We assess, on a quarterly basis, whether each hedging instrument continues to be highly effective in offsetting the changes in the fair value or cash flows of the item it is hedging.

We assess host contracts in order to identify embedded derivatives requiring separation from the host contracts and account for these embedded derivatives as separate derivatives when we first become a party to a contract.

Hedging reserve

The hedging reserve represents the accumulated change in fair value of the derivative instruments to the extent they were effective hedges for accounting purposes, less accumulated amounts reclassified into net income.

Deferred transaction costs

We defer transaction costs associated with issuing long-term debt and direct costs we pay to lenders to obtain revolving credit facilities and amortize them using the effective interest method over the life of the related instrument.

Available-for-sale financial assets reserve

The available-for-sale financial assets reserve represents the accumulated change in fair value of the available-for-sale investments, less accumulated impairment losses related to the investments and accumulated amounts reclassified into net income upon disposal of investments.

Impairment testing

We consider a financial asset to be impaired if there is objective evidence that one or more events have had a negative effect on its estimated future cash flows and the effect can be reliably estimated. Financial assets that are significant in value are tested for impairment individually. All other financial assets are assessed collectively based on the nature of each asset.

We measure impairment for financial assets as follows:

•

loans and receivables – we measure an impairment loss for loans and receivables as the excess of the carrying amount of the asset over the present value of future cash flows we expect to derive from it, if any. The difference is allocated to an allowance for doubtful accounts and recognized as a loss in net income.

•

available-for-sale financial assets – we measure an impairment loss of available-for-sale financial assets as the excess of the cost to acquire the asset (less any impairment loss we have previously recognized) over its current fair value, if any. The difference is reclassified from the available-for-sale reserve in equity to net income.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

Fair value estimates related to our derivatives are made at a specific point in time based on relevant market information and information about the underlying financial instruments. These estimates require assessment of the credit risk of the parties to the instruments and the instruments’ discount rates. These fair values and underlying estimates are also used in the tests of effectiveness of our hedging relationships.

JUDGMENTS

We make significant judgments in determining whether our financial instruments qualify for hedge accounting. These judgments include assessing whether the forecasted transactions designated as hedged items in hedging relationships will materialize as forecasted, whether the hedging relationships designated as effective hedges for accounting purposes continue to qualitatively be effective, and determining the methodology to determine the fair values used in testing the effectiveness of hedging relationships.

114    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

EXPLANATORY INFORMATION

We are exposed to credit risk, liquidity risk, and market risk. Our primary risk management objective is to protect our income, cash flows, and ultimately, shareholder value. We design and implement the risk management strategies discussed below to ensure our risks and the related exposures are consistent with our business objectives and risk tolerance. The table below shows our risk exposure by financial instrument.

Financial instrument	Financial Risks
Financial assets
Cash and cash equivalents	Credit and foreign exchange
Accounts receivable	Credit and foreign exchange
Investments, available-for-sale	Market

Financial liabilities
Short-term borrowings	Liquidity
Accounts payable	Liquidity
Accrued liabilities	Liquidity
Long-term debt	Liquidity, foreign exchange and interest

Derivatives [1]
Debt derivatives	Credit, liquidity and foreign exchange
Bond forwards	Credit, liquidity and interest
Expenditure derivatives	Credit, liquidity and foreign exchange
Equity derivatives	Credit, liquidity and market

[1]	Derivatives can be in an asset or liability position at a point in time historically or in the future.

CREDIT RISK

Credit risk represents the financial loss we could experience if a counterparty to a financial instrument, from whom we have an amount owing, failed to meet its obligations under the terms and conditions of its contracts with us.

Our credit risk exposure is primarily attributable to our accounts receivable and to our debt and expenditure derivatives. Our broad customer base limits the concentration of this risk. Our accounts receivable on the Consolidated Statements of Financial Position are net of allowances for doubtful accounts, which management estimates based on prior experience and an assessment of the current economic environment. We believe that our allowance for doubtful accounts sufficiently reflects the related credit risk associated with our accounts receivable. As at December 31, 2015, $461 million (2014 – $461 million) of gross accounts receivable are considered past due, which is defined as amounts outstanding beyond normal credit terms and conditions for the respective customers.

The tables below provide an aging of our customer accounts receivable and additional information related to the allowance for doubtful accounts.

	As at December 31
(In millions of dollars)	2015	2014
Customer accounts receivables (net of allowance for doubtful accounts)
Less than 30 days past billing date	759	713
30-60 days past billing date	305	326
61-90 days past billing date	113	108
Greater than 90 days past billing date	66	62
Total	1,243	1,209

The activity related to our allowance for doubtful accounts is as follows:

	Years ended December 31
(In millions of dollars)	2015	2014
Balance, beginning of year	98	104
Allowance for doubtful accounts expense	66	77
Net use	(78)	(83)
Balance, end of year	86	98

We use various internal controls, such as credit checks, deposits on account, and billing in advance, to mitigate credit risk. We monitor and take appropriate action to suspend services when customers have fully used their approved credit limits or violated established payment terms. While our credit controls and processes have been effective in managing credit risk, they cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective or that our current credit loss experience will continue.

Credit risk related to our debt derivatives, bond forwards, expenditure derivatives, and equity derivatives (derivatives) arises from the possibility that the counterparties to the agreements may default on their obligations. We assess the creditworthiness of the counterparties to minimize the risk of counterparty default, and do not require collateral or other security to support the credit risk associated with these derivatives. Counterparties to the entire portfolio of our derivatives are financial institutions with a Standard & Poor’s rating (or the equivalent) ranging from A+ to AA-.

LIQUIDITY RISK

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage liquidity risk by managing our commitments and maturities, capital structure, and financial leverage (see note 3). We also manage liquidity risk by continually monitoring actual and projected cash flows to ensure we will have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    115

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The tables below set out the undiscounted contractual maturities of our financial liabilities and the receivable components of our derivatives as at December 31, 2015 and 2014.

December 31, 2015 (In millions of dollars)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Short-term borrowings	800	800	800	–	–	–
Accounts payable and accrued liabilities	2,708	2,708	2,708	–	–	–
Long-term debt	16,870	16,981	1,000	3,188	1,800	10,993
Other long-term financial liabilities	28	28	–	19	5	4
Expenditure derivative instruments:
Cash outflow (Canadian dollar)	–	1,415	1,025	390	–	–
Cash inflow (Canadian dollar equivalent of US dollar)	–	(1,578)	(1,163)	(415)	–	–
Equity derivative instruments	–	15	15	–	–	–
Debt derivative instruments:
Cash outflow (Canadian dollar)	–	6,746	–	1,435	–	5,311
Cash inflow (Canadian dollar equivalent of US dollar) [1]	–	(8,581)	–	(1,938)	–	(6,643)
Bond forwards:
Cash outflow	–	91	–	91	–	–
Cash inflow	–	–	–	–	–	–
Net carrying amount of derivatives (asset)	(2,080)
	18,326	18,625	4,385	2,770	1,805	9,665

[1]	Represents Canadian dollar equivalent amount of US dollar inflows matched to an equal amount of US dollar maturities in long-term debt for debt derivatives.

December 31, 2014 (In millions of dollars)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Short-term borrowings	842	842	842	–	–	–
Accounts payable and accrued liabilities	2,578	2,578	2,578	–	–	–
Long-term debt	14,787	14,895	963	1,750	2,524	9,658
Other long-term financial liabilities	26	26	–	12	9	5
Expenditure derivative instruments:
Cash outflow (Canadian dollar)	–	1,050	790	260	–	–
Cash inflow (Canadian dollar equivalent of US dollar)	–	(1,114)	(835)	(279)	–	–
Equity derivative instruments	–	30	30	–	–	–
Debt derivative instruments:
Cash outflow (Canadian dollar)	–	6,313	905	–	1,435	3,973
Cash inflow (Canadian dollar equivalent of US dollar) [1]	–	(6,995)	(963)	–	(1,624)	(4,408)
Bond forwards:
Cash outflow	–	14	3	3	8	–
Cash inflow	–	(1)	–	–	(1)	–
Net carrying amount of derivatives (asset)	(873)
	17,360	17,638	4,313	1,746	2,351	9,228

[1]	Represents Canadian dollar equivalent amount of US dollar inflows matched to an equal amount of US dollar maturities in long-term debt for debt derivatives.

The tables below show net interest payments over the life of the long-term debt, including the impact of the associated debt derivatives, as at December 31, 2015 and 2014.

December 31, 2015 (In millions of dollars)	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Net interest payments	714	1,313	1,042	6,025

December 31, 2014 (In millions of dollars)	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Net interest payments	757	1,343	1,143	6,022

116    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

MARKET RISK

Market risk is the risk that changes in market prices, such as fluctuations in the market prices of our available-for-sale investments, our share price, foreign exchange rates, and interest rates, will affect our income, cash flows, or the value of our financial instruments. The derivative instruments we use to manage this risk are described in this note.

Market price risk – publicly traded investments

We manage risk related to fluctuations in the market prices of our investments in publicly traded companies by regularly reviewing publicly available information related to these investments to ensure that any risks are within our established levels of risk tolerance. We do not engage in risk management practices such as hedging, derivatives, or short selling with respect to our publicly traded investments.

Market price risk – Rogers Class B shares

Our liability related to stock-based compensation is marked to market each period. Stock-based compensation expense is affected by the change in the price of our Class B Non-Voting shares during the life of an award, including stock options, RSUs, and DSUs. We use equity derivatives from time to time to manage our exposure in our stock-based compensation liability. With respect to our stock-based compensation, as a result of our equity derivatives, a one dollar change in the price of a Rogers Class B Non-Voting share would not have a material effect on net income.

Foreign exchange and interest rates

We use debt derivatives to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated debt instruments, designating the debt derivatives as hedges of specific debt instruments for accounting purposes. We use expenditure derivatives to manage the foreign exchange risk in our operations, designating them as hedges for certain of our forecasted operational and capital expenditures. As at December 31, 2015, all of our US dollar-denominated long-term debt was hedged against fluctuations in foreign exchange rates using debt derivatives. With respect to our long-term debt, as a result of our debt derivatives, a one cent change in the Canadian dollar relative to the US dollar would have no effect on net income.

A portion of our accounts receivable and accounts payable and accrued liabilities is denominated in US dollars. Due to the short-term nature of these receivables and payables, they carry no significant market risk from fluctuations in foreign exchange rates as at December 31, 2015.

We are exposed to risk of changes in market interest rates due to the impact this has on interest expense for our short-term borrowings, bank credit facilities, and our $250 million floating rate senior unsecured notes. As at December 31, 2015, 90.3% of our outstanding long-term debt and short-term borrowings was at fixed interest rates.

The table below summarizes a sensitivity analysis for significant exposures with respect to our publicly traded investments, equity derivatives, expenditure derivatives, and senior notes as at December 31, 2015 and 2014 with all other variables held constant. It shows how net income and other comprehensive income would have been affected by changes in the relevant risk variables.

	Net income		Other comprehensive income
(Change in millions of dollars)	2015	2014	2015	2014
Share price of publicly traded investments
$1 change	–	–	14	14
Expenditure derivatives – change in foreign exchange rate
$0.01 change in Cdn$ relative to US$	–	–	8	7
Short-term borrowings
1% change in interest rates	6	6	–	–
Senior notes (floating)
1% change in interest rates	2	2	–	–
Bank credit facilities (floating)
1% change in interest rates	4	–	–	–

DERIVATIVE INSTRUMENTS

As at December 31, 2015, all of our US dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes.

The tables below show our derivatives net asset (liability) position.

	As at December 31, 2015
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,900	1.0755	6,345	2,032
As liabilities	300	1.3367	401	(4)
Net mark-to-market asset debt derivatives				2,028
Bond forwards accounted for as cash flow hedges:
As liabilities	–	–	1,400	(91)
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,140	1.2410	1,415	158
Equity derivatives not accounted for as hedges:
As liabilities	–	–	286	(15)
Net mark-to-market asset				2,080

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    117

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As at December 31, 2014
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,725	1.0396	5,952	853
As liabilities	305	1.1857	362	(7)
Net mark-to-market asset debt derivatives				846
Bond forwards accounted for as cash flow hedges:
As assets	–	–	250	1
As liabilities	–	–	1,650	(14)
Net mark-to-market liability bond forwards				(13)
Expenditure derivatives accounted for as cash flow hedges:
As assets	960	1.0940	1,050	70
Equity derivatives not accounted for as hedges:
As liabilities	–	–	286	(30)
Net mark-to-market asset				873

The table below shows derivative instruments assets and derivative instruments liabilities reflected on our Consolidated Statements of Financial Position.

	As at December 31
(In millions of dollars)	2015	2014
Current asset	198	136
Long-term asset	1,992	788
	2,190	924
Current liability	(15)	(40)
Long-term liability	(95)	(11)
	(110)	(51)
Net mark-to-market asset	2,080	873

All of our currently outstanding debt derivatives, bond forwards, and expenditure derivatives have been designated as hedges for accounting purposes. In 2015, we recognized a $3 million decrease to net income related to hedge ineffectiveness (2014 – $2 million decrease).

Debt derivatives

We entered into new debt derivatives in 2015 and 2014 to hedge foreign currency risk associated with the principal and interest components of the US dollar-denominated senior notes issued on December 8, 2015 (note 21). The table below shows debt derivatives we entered into to hedge senior notes issued during 2015 and 2014.

(In millions of dollars, except for coupon and interest rates) Effective date		US$		Hedging effect
	Principal/ notional amount (US$)	Maturity date	Coupon rate	Fixed hedged Cdn$ interest rate [1]	Equivalent Cdn$
2015 issuances

December 8, 2015	700	2025	3.625%	3.566%	937
December 8, 2015	300	2044	5.000%	5.145%	401
Total	1,000				1,338
2014 issuances

March 10, 2014	750	2044	5.000%	4.990%	832

[1]	Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

The table below shows debt derivatives that matured in conjunction with the repayment or repurchase of the related senior notes during 2015 and 2014 (see note 21).

(In millions of dollars) Maturity date	Notional amount (US$)	Net cash (proceeds) settlement (Cdn$)
March 15, 2015	550	(106)
March 15, 2015	280	(48)
Total	830	(154)

March 1, 2014	750	(61)
March 15, 2014	350	26
Total	1,100	(35)

Upon the repayment of the related senior notes in March 2015, a $7 million non-cash loss (2014 – $29 million non-cash loss) that was previously deferred in the hedging reserve was recognized in net income (see note 10). This loss relates to transactions in 2013 (2014 – transactions in 2008 and 2013) wherein contractual foreign exchange rates on the related debt derivatives were renegotiated to then-current rates.

118    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

Bond forwards

During 2015, we did not enter into any new bond forwards.

The table below shows the bond forwards we have entered into to hedge the underlying Government of Canada (GoC) 10-year rate for anticipated future debt.

(In millions of dollars, except interest rates)
GoC term (years)	Effective date	Maturity date [1]	Notional amount	Hedged GoC interest rate as at December 31, 2015	Hedged GoC interest rate as at December 31, 2014 [1]	2015	2014
10	December 2014	December 31, 2015	500	–	2.05%	–	500
10	December 2014	January 4, 2017	500	2.34%	2.04%	500	500
10	December 2014	April 30, 2018	500	2.23%	2.07%	500	500
30	December 2014	December 31, 2018	400	2.52%	2.41%	400	400
Total			1,900			1,400	1,900

[1]

Bond forwards with maturity dates beyond December 31, 2015 are subject to GoC rate re-setting from time to time. The $500 million due in April 2018 was extended in October 2015 to reset in April 2016. The $500 million due in January 2017 was extended in December 2015 to reset in January 2017. The $400 million due December 2018 was extended in December 2015 to reset in January 2017.

On December 8, 2015, we exercised the $500 million notional bond forward due December 31, 2015 in relation to the issuance of the US$700 million senior notes due 2025 and paid $25 million to settle the derivative. The amount paid represents the fair value of the bond forward at the time of settlement and will be amortized to finance costs over the life of the US$700 million senior notes due 2025.

Expenditure derivatives

The table below shows the expenditure derivatives into which we entered to manage foreign exchange risk related to certain forecasted expenditures.

(In millions of dollars, except exchange rates)
Notional trade date	Maturity dates	Notional amount (US$)	Exchange rate	Converted notional amount (Cdn$)
April 2015	July 2015 to December 2016	270	1.2222	330
June 2015	January 2016 to December 2016	60	1.2167	73
September 2015	January 2016 to December 2016	360	1.3194	475
October 2015	January 2017 to December 2017	300	1.2933	388
Total during 2015		990	1.2788	1,266

February 2014	January 2015 to April 2015	200	1.1100	222
May 2014	May 2015 to December 2015	232	1.0948	254
June 2014	January 2015 to December 2015	288	1.0903	314
July 2014	January 2016 to December 2016	240	1.0833	260
Total during 2014		960	1.0940	1,050

As at December 31, 2015, we had US$1,140 million of expenditure derivatives outstanding (2014 – US$960 million), at an average rate of $1.24/US$ (2014 – $1.09/US$). During the year ended December 31, 2015, we settled US$810 million (2014 – US$900 million) of expenditure derivatives for $902 million (2014 – $923 million).

Equity derivatives

In 2013, we entered into equity derivatives to hedge market price appreciation risk associated of 5.7 million RCI Class B Non-Voting shares that have been granted under our stock-based compensation programs for stock options, restricted share units (RSUs) and deferred share units (DSUs) (see note 25). The equity derivatives were entered into at a weighted average price of $50.37 with original terms to maturity of one year, extendible for further one year periods with the consent of the hedge counterparties. In 2015, we executed extension agreements for each of our equity derivative contracts under substantially the same committed terms and conditions with revised expiry dates of April 2016 (from April 2015). The equity derivatives have not been designated as hedges for accounting purposes.

During 2015, we recognized a recovery, net of interest receipts, of $22 million (2014 – $10 million expense), in stock-based compensation expense related to the change in fair value of our equity derivative contracts net of received payments. As of December 31, 2015, the fair value of the equity derivatives was a liability of $15 million (2014 – $30 million), which is included in the current portion of derivative instruments liabilities.

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    119

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, accounts receivable, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments.

We determine the fair value of each of our publicly traded investments using quoted market values. We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third party sale negotiations, or market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the year-end estimated market yields. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For these debt derivatives and expenditure derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

The fair values of our equity derivatives are based on the quoted market value of RCI’s Class B Non-Voting shares.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:

•	financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;
•	financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices; and
•	Level 3 valuations are based on inputs that are not based on observable market data.

There were no material financial instruments categorized in Level 3 as at December 31, 2015 and 2014 and there were no transfers between Level 1, Level 2, or Level 3 during the respective periods.

The table below shows the financial instruments carried at fair value.

	As at December 31
	Carrying value		Level 1		Level 2
(In millions of dollars)	2015	2014	2015	2014	2015	2014
Financial assets
Available-for-sale, measured at fair value:
Investments in publicly traded companies	966	1,130	966	1,130	–	–
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	2,032	853	–	–	2,032	853
Bond forwards accounted for as cash flow hedges	–	1	–	–	–	1
Expenditure derivatives accounted for as cash flow hedges	158	70	–	–	158	70
Total financial assets	3,156	2,054	966	1,130	2,190	924
Financial liabilities
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	4	7	–	–	4	7
Bond forwards accounted for as cash flow hedges	91	14	–	–	91	14
Equity derivatives not accounted for as cash flow hedges	15	30	–	–	15	30
Total financial liabilities	110	51	–	–	110	51

The fair value of our long-term debt is estimated as follows:

			As at December 31
(In millions of dollars)	2015		2014
	Carrying amount	Fair value [1]	Carrying amount	Fair value [1]
Long-term debt (including current portion)	16,870	18,252	14,787	16,584

[1]	Long-term debt (including current portion) is measured at Level 2 in the three-level fair value hierarchy, based on year-end trading values.

We did not have any non-derivative held-to-maturity financial assets during the years ended December 31, 2015 and 2014.

120    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

NOTE 17: INVESTMENTS

ACCOUNTING POLICY

Investments in publicly traded and private companies

We classify our investments in publicly traded and private companies where we have no control or significant influence as available-for-sale investments and account for them as follows:

•	publicly traded companies – at fair value based on publicly quoted prices; and
•	private companies – at fair value using implied valuations from follow-on financing rounds, third party sale negotiations, or market-based approaches.

Investments in associates and joint arrangements

An entity is an associate when we have significant influence over the entity’s financial and operating policies but do not control it. We are generally presumed to have significant influence over an entity when we hold more than 20% of the voting power.

A joint arrangement exists when there is a contractual agreement that establishes joint control over activities and requires unanimous consent for strategic financial and operating decisions. We classify our interests in joint arrangements into one of two categories:

•	joint ventures – when we have the rights to the net assets of the arrangement; and
•	joint operations – when we have the rights to the assets and obligations for the liabilities related to the arrangement.

We use the equity method to account for our investments in associates and joint ventures; we recognize our proportionate interest in the assets, liabilities, revenue, and expenses of our joint operations.

We recognize our investments in associates and joint ventures initially at cost and then increase or decrease the carrying amounts based on our share of each entity’s income or loss after initial recognition. Distributions we receive from these entities reduce the carrying amounts of our investments.

We eliminate unrealized gains and losses from our investments in associates or joint ventures against our investments, up to the amount of our interest in the entities.

Impairment in associates and joint ventures

At the end of each reporting period, we assess whether there is objective evidence that impairment exists in our investments in associates and joint ventures. If objective evidence exists, we compare the carrying amount of the investment to its recoverable amount and recognize the excess over the recoverable amount, if any, as a loss in net income.

EXPLANATORY INFORMATION

	As at December 31
(In millions of dollars)	2015	2014
Investments in:
Publicly traded companies	966	1,130
Private companies	212	161
Investments, available-for-sale	1,178	1,291
Investments, associates and joint ventures	1,093	607
Total investments	2,271	1,898

INVESTMENTS, AVAILABLE-FOR-SALE

Publicly traded companies

We hold interests in a number of publicly traded companies. This year we recognized realized losses of nil and unrealized losses of $164 million (2014 – $3 million of realized gains and $325 million of unrealized gains) with a corresponding decrease in net income and other comprehensive income, respectively.

INVESTMENTS, ASSOCIATES, AND JOINT VENTURES

We have interests in a number of associates and joint ventures, some of which include:

Maple Leaf Sports and Entertainment Limited (MLSE)

MLSE, a sports and entertainment company, owns and operates the Air Canada Centre, the NHL’s Toronto Maple Leafs, the NBA’s Toronto Raptors, MLS’ Toronto FC, the AHL’s Toronto Marlies, and other assets. We, along with BCE Inc. (BCE), jointly own an indirect net 75% equity interest in MLSE with our portion representing a 37.5% equity interest in MLSE. Our investment in MLSE is accounted for as a joint venture using the equity method.

shomi

In 2014, we entered into a joint venture equally owned by Rogers and Shaw to develop, launch, and operate a premium subscription video-on-demand service offering movies and television series for viewing online and through cable set-top boxes. Our investment in shomi is accounted for as a joint venture using the equity method.

Glentel

In 2015, we completed our purchase of 50% of the common shares of Glentel Inc. (Glentel) from BCE for cash consideration of $473 million such that Glentel is jointly owned by us and BCE. Glentel is a large, multicarrier mobile phone retailer with several hundred Canadian wireless retail distribution outlets, as well as operations in the US and Australia. Our investment in Glentel is accounted for as a joint venture using the equity method.

The following table provides summary financial information on all our associates and joint ventures and our portions thereof. We recognize our investments in joint ventures and associates using the equity method.

	As at or years ended December 31
(In millions of dollars)	2015	2014
Current assets	1,024	261
Long-term assets	3,295	2,577
Current liabilities	(935)	(432)
Long-term liabilities	(1,221)	(1,247)
Total net assets	2,163	1,159
Our share of net assets	1,086	580
Revenue	1,958	714
Expenses	(2,178)	(736)
Total net loss	(220)	(22)
Our share of net loss	(99)	(11)

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    121

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

One of our joint ventures has a non-controlling interest that has a right to require our joint venture to purchase that non-controlling interest at a future date at fair value. During 2015, we recognized a

$72 million loss (2014 – nil) relating to our share of the change in the fair value of this obligation (see note 11).

NOTE 18: OTHER LONG-TERM ASSETS

	As at December 31
(In millions of dollars)	2015	2014
Spectrum licence deposits	–	250
Other	150	106
Total other long-term assets	150	356

As at December 31, 2014, we had total deposits of $250 million for the option to purchase Shaw’s Advanced Wireless Services (AWS) spectrum licences. In 2015, we received regulatory approval for this transaction to proceed and we acquired the related spectrum licences (see note 8).

NOTE 19: SHORT-TERM BORROWINGS

We participate in an accounts receivable securitization program with a Canadian financial institution that allows us to sell certain trade receivables into the program. As at December 31, 2015, the proceeds of the sales were committed up to a maximum of $1,050 million (2014 – $900 million). Effective January 1, 2015, we amended the terms of the accounts receivable securitization program, increasing the maximum potential proceeds under the program from $900 million to $1,050 million and extending the term of the program from December 31, 2015 to January 1, 2018.

We received funding of $294 million and repaid $336 million (2014 – received funding of $276 million and repaid $84 million), under the program in 2015. We continue to service and retain substantially all of the risks and rewards relating to the accounts receivables we sold, and therefore, the receivables remain recognized on our Consolidated Statements of Financial Position and the funding received is recognized as short-term borrowings.

The buyer’s interest in these trade receivables ranks ahead of our interest. The program restricts us from using the receivables as collateral for any other purpose. The buyer of our trade receivables has no claim on any of our other assets.

	As at December 31
(In millions of dollars)	2015	2014
Trade accounts receivable sold to buyer as security	1,359	1,135
Short-term borrowings from buyer	(800)	(842)
Overcollateralization	559	293

We incurred interest costs of $15 million in 2015 (2014 – $14 million) which we recognized in finance costs.

NOTE 20: PROVISIONS

ACCOUNTING POLICY

We recognize a provision when a past event creates a legal or constructive obligation that can be reasonably estimated and is likely to result in an outflow of economic resources. We recognize a provision even when the timing or amount of the obligation may be uncertain.

Decommissioning and restoration costs

We use network and other assets on leased premises in some of our business activities. We expect to exit these premises in the future and therefore make provisions for the costs associated with decommissioning the assets and restoring the locations to their original standards when we have a legal or constructive obligation to do so. We calculate these costs based on a current estimate of the costs that will be incurred, project those costs into the future based on management’s best estimates of future trends in prices, inflation, and other factors, and discount them to their present value. We revise our forecasts when business conditions or technological requirements change.

When we recognize a decommissioning liability, we recognize a corresponding asset in property, plant and equipment and depreciate the asset based on the corresponding asset’s useful life following our depreciation policies for property, plant and equipment. We recognize the accretion of the liability as a charge to finance costs on the Consolidated Statements of Income.

Restructuring

We make provisions for restructuring when we have approved a detailed and formal restructuring plan and either the restructuring has started or management has announced the plan’s main features to the employees affected by it. Restructuring obligations that have uncertain timing or amounts are recognized as provisions; otherwise they are recognized as accrued liabilities. All charges are recognized in restructuring, acquisition and other on the Consolidated Statements of Income (see note 9).

Onerous contracts

We make provisions for onerous contracts when the unavoidable costs of meeting our obligation under a contract exceed the benefits we expect to realize from it. We measure these provisions at the present value of the lower of the expected cost of terminating the contract or the expected cost of continuing with the contract. We recognize any impairment loss on the assets associated with the contract before we make the provision.

122    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

EXPLANATORY INFORMATION

(In millions of dollars)	Decommissioning Liabilities	Other	Total
December 31, 2014	33	29	62
Additions	8	–	8
Adjustments to existing provisions	2	–	2
Reversals	–	(5)	(5)
Amounts used	(3)	(4)	(7)
December 31, 2015	40	20	60
Current	10	–	10
Long-term	30	20	50

Cash outflows associated with our decommissioning liabilities are generally expected to occur at the decommissioning dates of the assets to which they relate, which are long-term in nature. The timing and extent of restoration work that will be ultimately required for these sites is uncertain.

Other provisions include various legal claims, which are expected to be settled within five years.

NOTE 21: LONG-TERM DEBT

				As at December 31
(In millions of dollars, except interest rates)	Due date	Principal amount	Interest rate	2015	2014
Bank credit facilities			Floating	500	–
Senior notes [1]	2015	US 550	7.500%	–	638
Senior notes [2]	2015	US 280	6.750%	–	325
Senior notes	2016	1,000	5.800%	1,000	1,000
Senior notes	2017	500	3.000%	500	500
Senior notes	2017	250	Floating	250	250
Senior notes	2018	US 1,400	6.800%	1,938	1,624
Senior notes	2019	400	2.800%	400	400
Senior notes	2019	500	5.380%	500	500
Senior notes	2020	900	4.700%	900	900
Senior notes	2021	1,450	5.340%	1,450	1,450
Senior notes	2022	600	4.000%	600	600
Senior notes	2023	US 500	3.000%	692	580
Senior notes	2023	US 850	4.100%	1,176	986
Senior notes	2024	600	4.000%	600	600
Senior notes	2025	US 700	3.625%	969	–
Senior debentures [2]	2032	US 200	8.750%	277	232
Senior notes	2038	US 350	7.500%	484	406
Senior notes	2039	500	6.680%	500	500
Senior notes	2040	800	6.110%	800	800
Senior notes	2041	400	6.560%	400	400
Senior notes	2043	US 500	4.500%	692	580
Senior notes	2043	US 650	5.450%	900	754
Senior notes	2044	US 1,050	5.000%	1,453	870
				16,981	14,895
Deferred transaction costs and discounts				(111)	(108)
Less current portion				(1,000)	(963)

Total long-term debt				15,870	13,824

[1]	Senior notes originally issued by Rogers Wireless Inc. which are unsecured obligations of RCI and for which RCP was an unsecured co-obligor as at December 31, 2015 and December 31, 2014.
[2]	Senior notes and debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCP was an unsecured guarantor as at December 31, 2015 and December 31, 2014.

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    123

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Each of the above senior notes and debentures are unsecured and, as at December 31, 2015 and December 31, 2014, were guaranteed by RCP, ranking equally with all of RCI’s other senior notes, debentures, bank credit facilities, and letter of credit facilities. We use derivatives to hedge the foreign exchange risk associated with the principal and interest components of all of our US dollar-denominated senior notes and debentures (see note 16).

Effective January 1, 2016, as a result of the dissolution of RCP (see note 1), RCP is no longer a guarantor or co-obligor, as applicable, for the Company’s bank credit and letter of credit facilities, senior notes and debentures, and derivative instruments. RCI continues to be the obligor in respect of each of these, while RCCI is either a co-obligor or guarantor for the senior notes and debentures and a guarantor, as applicable, for the bank credit and letter of credit facilities and derivative instruments.

WEIGHTED AVERAGE INTEREST RATE

Our effective weighted average rate on all debt and short-term borrowings, as at December 31, 2015, including the effect of all of the associated debt derivative instruments and the exercised bond forward, was 4.82% (2014 – 5.20%).

BANK CREDIT AND LETTER OF CREDIT FACILITIES

In 2015, we entered into a new bank credit facility (non-revolving credit facility) that provides access to $1.0 billion of non-revolving borrowings, in addition to our existing $2.5 billion revolving credit facility (revolving credit facility). The non-revolving credit facility matures in April 2017 with no scheduled principal repayments prior to maturity. The interest rate charged on borrowings under the non-revolving credit facility falls within the range of pricing indicated for our revolving credit facility.

In December 2015, we amended our non-revolving bank credit facility to allow partial, temporary repayment of this facility from December 2015 through May 2016; the maximum credit limit remains $1.0 billion.

During 2015, we borrowed $6,025 million (2014 – $1,330 million) under our revolving and non-revolving credit facilities and repaid $5,525 million (2014 – $1,330 million) (see note 30).

In April 2014, we re-negotiated the terms of our revolving credit facility to increase the maximum amount available from $2.0 billion to $2.5 billion while extending the maturity date from July 2017 to July 2019. The $2.5 billion revolving credit facility is available on a fully revolving basis until maturity and there are no scheduled reductions prior to maturity. The interest rate charged on borrowings from the revolving credit facility ranges from nil to 1.25% per annum over the bank prime rate or base rate, or 0.85% to 2.25% (1.00% to 2.25% prior to April 2014) over the bankers’ acceptance rate or London Inter-Bank Offered Rate.

In April 2014, we arranged for the return and cancellation of approximately $0.4 billion of letters of credit that were issued in relation to the 700 MHz spectrum licence auction completed in early 2014 and the corresponding letter of credit facility was permanently cancelled.

As at December 31, 2015, we had $500 million (2014 – nil) outstanding under our revolving and non-revolving credit facilities.

As at December 31, 2015, we had available liquidity of $3.0 billion (2014 – $2.5 billion) under our $3.6 billion of revolving and non-revolving credit and letter of credit facilities (2014 – $2.6 billion), of which we had utilized approximately $0.1 billion (2014 – $0.1 billion) related to outstanding letters of credit and $0.5 billion of borrowings (2014 – nil).

SENIOR NOTES AND DEBENTURES

Interest is paid on our senior notes as follows:

•	semi-annually on all of our fixed rate senior notes and debentures; and
•	quarterly on our floating rate senior notes.

We have the option to redeem each of our fixed rate senior notes and debentures, in whole or in part, at any time, if we pay the premiums specified in the corresponding agreements.

124    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

Issuance of senior notes

The table below provides a summary of the senior notes that we issued in 2015 and 2014.

(In millions of dollars, except interest rates and discounts)
Date Issued	Principal amount	Due date	Interest rate	Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
2015 issuances

December 8, 2015	US 700	2025	3.625%	99.252%	937
December 8, 2015	US 300	2044	5.000%	101.700%	401
Total for 2015					1,338	13
2014 issuances

March 10, 2014	250	2017	Floating	100.000%	250
March 10, 2014	400	2019	2.80%	99.972%	400
March 10, 2014	600	2024	4.00%	99.706%	600
March 10, 2014	US 750	2044	5.00%	99.231%	832
Total for 2014					2,082	24

[1]	Gross proceeds before transaction costs and discounts (see note 30).
[2]	Transaction costs and discounts are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

Concurrent with the 2015 issuances and the 2014 issuance denominated in US dollars, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars (see note 16).

Repayment of senior notes and related derivative settlements

During 2015, we repaid our US$550 million ($702 million) and US$280 million ($357 million) senior notes that were due in March 2015. At the same time, the associated debt derivatives were settled at maturity for net proceeds received of $154 million, resulting in a net repayment of $905 million including settlement of the associated debt derivatives (see note 16).

During 2014, we repaid or repurchased our US$750 million ($834 million) and US$350 million ($387 million) senior notes that were due in March 2014. At the same time, the associated debt derivatives were settled at maturity for net proceeds received of $35 million, resulting in a net repayment of $1,186 million including settlement of the associated debt derivatives (see note 16).

PRINCIPAL REPAYMENTS

The table below shows the principal repayments on our long-term debt due in each of the next five years and thereafter as at December 31, 2015.

(In millions of dollars)
2016	1,000
2017	1,250
2018	1,938
2019	900
2020	900
Thereafter	10,993
Total long-term debt	16,981

FOREIGN EXCHANGE

We recognized $11 million in 2015 (2014 – $11 million) in foreign exchange losses in finance costs on the Consolidated Statements of Income. These losses were entirely offset by an equivalent amount reclassified from the hedging reserve. The offset was a result of the debt derivatives being accounted for as effective hedges against the foreign exchange risk related to the principal and interest components of our US dollar-denominated debt throughout 2015 and 2014.

TERMS AND CONDITIONS

As at December 31, 2015 and 2014, we were in compliance with all financial covenants, financial ratios, and all of the terms and conditions of our long-term debt agreements. There were no financial leverage covenants in effect other than those under our bank credit and letter of credit facilities.

The 8.75% debentures due in 2032 contain debt incurrence tests and restrictions on additional investments, sales of assets, and payment of dividends, all of which are suspended in the event the public debt securities are assigned investment grade ratings by at least two of three specified credit rating agencies. As at December 31, 2015, these public debt securities were assigned an investment grade rating by each of the three specified credit rating agencies and, accordingly, these restrictions have been suspended as long as the investment grade ratings are maintained. Our other senior notes do not have any of these restrictions, regardless of the related credit ratings. The repayment dates of certain debt agreements can also be accelerated if there is a change in control of RCI.

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    125

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22: OTHER LONG-TERM LIABILITIES

		As at December 31
(In millions of dollars)	Note	2015	2014
Deferred pension liability	23	296	321
Supplemental executive retirement plan	23	56	56
Stock-based compensation	25	50	37
Other		53	48
Total other long-term liabilities		455	462

NOTE 23: POST-EMPLOYMENT BENEFITS

ACCOUNTING POLICY

Post-employment benefits

We offer contributory and non-contributory defined benefit pension plans that provide employees with a lifetime monthly pension on retirement.

We separately calculate our net obligation for each defined benefit pension plan by estimating the amount of future benefits employees have earned in return for their service in the current and prior years and discounting those benefits to determine their present value.

We accrue our pension plan obligations as employees provide the services necessary to earn the pension. We use a discount rate based on market yields on high quality corporate bonds at the measurement date to calculate the accrued pension benefit obligation. Remeasurements of the accrued pension benefit obligation are determined at the end of the year and include actuarial gains and losses, returns on plan assets, and any change in the effect of the asset ceiling. These are recognized in other comprehensive income and retained earnings.

The cost of pensions is actuarially determined and takes into account the following assumptions and methods for pension accounting related to our defined benefit pension plans:

•	expected rates of salary increases for calculating increases in future benefits;
•	mortality rates for calculating the life expectancy of plan members; and
•	past service costs from plan amendments are immediately expensed in net income.

We recognize our net pension expense for our defined benefit pension plans and contributions to defined contribution plans as an employee benefit expense in operating costs on the Consolidated Statements of Income in the periods the employees provide the related services.

Termination benefits

We recognize termination benefits as an expense when we are committed to a formal detailed plan to terminate employment before the normal retirement date and it is not realistic that we will withdraw it.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

Detailed below are the significant assumptions used in the actuarial calculations used to determine the amount of the defined pension obligation and related expense.

Significant estimates are involved in determining pension-related balances. Actuarial estimates are based on projections of employees’ compensation levels at the time of retirement. Maximum retirement benefits are primarily based on career average earnings, subject to certain adjustments. The most recent actuarial valuations were completed as at January 1, 2015.

Principal actuarial assumptions

	2015	2014
Weighted average of significant assumptions:

Defined benefit obligation
Discount rate	4.3%	4.1%
Rate of compensation increase	3.0%	3.0%
Mortality rate	CIA Private with CPM B Scale	CIA Private with CPM B Scale
Pension expense
Discount rate	4.1%	5.1%
Rate of compensation increase	3.0%	3.0%
Mortality rate	CIA Private with CPM B Scale	CIA Private with CPM A Scale

126    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

Sensitivity of key assumptions

In the sensitivity analysis shown below, we determine the defined benefit obligation using the same method used to calculate the defined benefit obligation we recognize on the Consolidated Statements of Financial Position. We calculate sensitivity by changing one assumption while holding the others constant. This leads to limitations in the analysis as the actual change in defined benefit obligation will likely be different from that shown in the table, since it is likely that more than one assumption will change at a time, and that some assumptions are correlated.

	Increase (decrease) in accrued benefit obligation		Increase (decrease) in pension expense
(In millions of dollars)	2015	2014	2015	2014
Discount rate
Impact of 0.5% increase	(146)	(141)	(18)	(15)
Impact of 0.5% decrease	167	162	19	16

Rate of future compensation increase
Impact of 0.25% increase	18	18	3	3
Impact of 0.25% decrease	(18)	(18)	(3)	(3)

Mortality rate
Impact of 1 year increase	39	35	4	3
Impact of 1 year decrease	(41)	(36)	(4)	(3)

EXPLANATORY INFORMATION

We have contributory and non-contributory defined benefit pension plans that are made available to most of our employees. The plans provide pensions based on years of service, years of contributions, and earnings. We do not provide any non-pension post-retirement benefits. We also provide unfunded supplemental pension benefits to certain executives.

We sponsor a number of pension arrangements for employees, including defined benefit and defined contributions plans. The Rogers Defined Benefit Plan provides a defined pension based on years of service and earnings, and with no increases in retirement for inflation. Participation in the plan is voluntary and enrolled employees are required to make regular contributions into the plan. In 2009 and 2011, we purchased group annuities for our then retirees. Accordingly, the current plan members are primarily active Rogers employees as opposed to retirees. An unfunded supplemental pension plan is provided to certain senior executives to provide benefits in excess of amounts that can be provided from the defined pension plan under the Canada Income Tax Act’s maximum pension limits.

We also sponsor smaller defined benefit pension plans in addition to the Rogers Defined Benefit Plan. The Pension Plan for Employees of Rogers Communications Inc. and the Rogers Pension Plan for Selkirk Employees are legacy closed defined benefit pension plans. The Pension Plan for Certain Federally Regulated Employees of Rogers Cable Communications Inc. is similar to the main pension plan but only federally regulated Cable business employees are eligible to participate.

In addition to the defined benefit pension plans, we also provide defined contributions plans to certain unionized New Brunswick employees, employees of the Toronto Blue Jays and Rogers Centre, and some US subsidiaries. Additionally, we also provide other tax-deferred savings arrangements including a Group RRSP and a Group TFSA program which are accounted for as deferred contribution arrangements.

The assets of the defined benefit pension plans are held in segregated accounts isolated from our assets. We administer the defined benefit pension plans pursuant to applicable regulations, the Statement of Investment Policies and Procedures and to the mandate of the Pension Committee of the Board of Directors. The Pension Committee of the Board of Directors oversees our administration of the defined benefit pension plans, which includes the following principal areas:

•	overseeing the funding, administration, communication and investment management of the plans;
•	selecting and monitoring the performance of all third parties performing duties in respect of the plans, including audit, actuarial and investment management services;
•	proposing, considering and approving amendments to the defined benefit pension plans;
•	proposing, considering and approving amendments of the Statement of Investment Policies and Procedures;
•	reviewing management and actuarial reports prepared in respect of the administration of the defined benefit pension plans; and
•	reviewing and approving the audited financial statements of the defined benefit pension plan funds.

The assets of the defined benefit pension plans are invested and managed following all applicable regulations and the Statement of Investment Policies and Procedures with the objective of having adequate funds to pay the benefits promised by the plan, and reflect the characteristics and asset mix of each defined benefit pension plan. Investment and market return risk is managed by:

•	contracting professional investment managers to execute the investment strategy following the Statement of Investment Policies and Procedures and regulatory requirements;
•	specifying the kinds of investments that can be held in the plans and monitoring compliance;
•	using asset allocation and diversification strategies; and
•	purchasing annuities from time to time.

The funded pension plans are registered with the Office of the Superintendent of Financial Institutions and are subject to the Federal Pension Benefits Standards Act. The plans are also registered with the Canada Revenue Agency and are subject to the Canada Income Tax Act. The benefits provided under the plans and the contributions to the plans are funded and administered in accordance with all applicable legislation and regulations.

There are risks related to contribution increases, inadequate plan surplus, unfunded obligations and return risk for the defined benefit pension plans, which we mitigate through the governance described above. Any significant changes to these defined benefit pension plans items may affect our future cash flows.

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    127

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The table below sets out the estimated present value of accrued plan benefits and the estimated market value of the net assets available to provide these benefits for our funded plans.

	As at December 31
(In millions of dollars)	2015	2014
Plan assets, at fair value	1,432	1,285
Accrued benefit obligations	(1,713)	(1,592)
Deficiency of plan assets over accrued benefit obligations	(281)	(307)
Effect of asset ceiling limit	(3)	(7)
Net deferred pension liability	(284)	(314)
Consists of:
Deferred pension asset	12	7
Deferred pension liability	(296)	(321)
Net deferred pension liability	(284)	(314)

The table below shows our pension fund assets.

	Years ended December 31
(In millions of dollars)	2015	2014
Plan assets, beginning of year	1,285	1,037
Interest income	56	57
Remeasurements, (loss) return on plan assets recognized in other comprehensive (loss) income and equity	(10)	94
Contributions by employees	32	30
Contributions by employer	118	106
Benefits paid	(46)	(37)
Administrative expenses paid from plan assets	(3)	(2)
Plan assets, end of year	1,432	1,285

The table below shows the accrued benefit obligations arising from funded obligations.

	Years ended December 31
(In millions of dollars)	2015	2014
Accrued benefit obligations, beginning of year	1,592	1,209
Service cost	98	70
Interest cost	65	61
Benefits paid	(46)	(37)
Contributions by employees	32	30
Remeasurements, recognized in other comprehensive (income) loss and equity	(28)	259
Accrued benefit obligations, end of year	1,713	1,592

The table below shows the effect of the asset ceiling.

	Years ended December 31
(In millions of dollars)	2015	2014
Asset ceiling, beginning of year	(7)	(9)
Interest	(1)	(1)
Remeasurements, change in asset ceiling (excluding interest income)	5	3
Asset ceiling, end of year	(3)	(7)

Plan assets are comprised mainly of pooled funds that invest in common stocks and bonds that are traded in an active market. The table below shows the fair value of the total pension plan assets by major category.

	As at December 31
(In millions of dollars)	2015	2014
Equity securities	873	774
Debt securities	554	506
Other – cash	5	5
Total fair value of plan assets	1,432	1,285

The table below shows our net pension expense. Net interest cost is included in finance costs and other pension expenses are included in salaries and benefits expense in operating costs on the Consolidated Statements of Income.

	Years ended December 31
(In millions of dollars)	2015	2014
Plan cost:
Service cost	98	70
Net interest cost	9	4
Net pension expense	107	74
Administrative expense	3	2
Total pension cost recognized in net income	110	76

Net interest cost, a component of the plan cost above is included in finance costs and is outlined as follows:

	Years ended December 31
(In millions of dollars)	2015	2014
Net interest cost:
Interest income on plan assets	(56)	(57)
Interest cost on plan obligation	65	61
Net interest cost recognized in finance costs	9	4

The remeasurement recognized in other comprehensive income, is determined as follows:

	Years ended December 31
(In millions of dollars)	2015	2014
(Loss) return on plan assets (excluding interest income)	(10)	94
Change in financial assumptions	45	(265)
Change in demographic assumptions	–	15
Effect of experience adjustments	(17)	(9)
Change in asset ceiling	4	2
Remeasurement recognized in other comprehensive income (loss) and equity	22	(163)

128    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

We also provide supplemental unfunded pension benefits to certain executives. The table below includes our accrued benefit obligations, pension expense included in employee salaries and benefits, net interest cost and other comprehensive income.

	Years ended December 31
(In millions of dollars)	2015	2014
Accrued benefit obligation, beginning of year	56	49
Pension expense included in employee salaries and benefits expense	3	2
Net interest cost recognized in finance costs	2	2
Remeasurement recognized in other comprehensive (income) loss	(2)	5
Benefits paid	(3)	(2)
Accrued benefit obligation, end of year	56	56

Certain subsidiaries have defined contribution plans with total pension expense of $3 million in 2015 (2014 – $2 million), which is included in employee salaries and benefits expense.

ALLOCATION OF PLAN ASSETS

	Allocation of plan assets		Target asset allocation percentage
	2015	2014
Equity securities:
Domestic	19.7%	20.3%	10% to 29%
International	41.3%	40.0%	29% to 48%
Debt securities	38.7%	39.4%	38% to 47%
Other – cash	0.3%	0.3%	0% to 2%
Total	100.0%	100.0%

Plan assets consist primarily of pooled funds that invest in common stocks and bonds. The pooled Canadian equity funds have investments in our equity securities. As a result, approximately $3 million (2014 – $3 million) of the plans’ assets are indirectly invested in our own equity securities.

We make contributions to the plans to secure the benefits of plan members and invest in permitted investments using the target ranges established by our Pension Committee, which reviews actuarial assumptions on an annual basis.

The table below shows the actual contributions to the plans.

	Years ended December 31
(In millions of dollars)	2015	2014
Employer contribution	118	106
Employee contribution	32	30
Total contribution	150	136

We estimate our 2016 employer contributions to be $119 million. The average duration of the defined benefit obligation as at December 31, 2015 is 19 years (2014 – 20 years).

Actual return on plan assets was $44 million in 2015 (2014 – $149 million).

We have recognized a cumulative loss in other comprehensive income and retained earnings of $306 million as at December 31, 2015 (2014 – $324 million).

NOTE 24: SHAREHOLDERS’ EQUITY

CAPITAL STOCK

Share class	Number of shares authorized for issue	Features	Voting rights
Preferred shares	400 million	• Without par value • Issuable in series, with rights and terms of each series to be fixed by our Board of Directors prior to the issue of any series	• None
Class A Voting shares	112,474,388	• Without par value • Each share can be converted into one Class B Non-Voting share	• Each share entitled to 50 votes
Class B Non-Voting shares	1.4 billon	• Without par value	• None

RCI’s Articles of Continuance under the Company Act (British Columbia) impose restrictions on the transfer, voting and issue of the Class A Voting and Class B Non-Voting shares to ensure that we remain qualified to hold or obtain licences required to carry on certain of our business undertakings in Canada. We are authorized to refuse to register transfers of any of our shares to any person who is not a Canadian in order to ensure that Rogers remains qualified to hold the licences referred to above.

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    129

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DIVIDENDS

In 2015 and 2014, we declared and paid the following dividends on our outstanding Class A Voting and Class B Non-Voting shares:

Date declared	Date paid	Dividend per share (dollars)
January 28, 2015	April 1, 2015	0.48
April 21, 2015	July 2, 2015	0.48
August 13, 2015	October 1, 2015	0.48
October 22, 2015	January 4, 2016	0.48
		1.92

February 12. 2014	April 4, 2014	0.4575
April 22, 2014	July 2, 2014	0.4575
August 14, 2014	October 1, 2014	0.4575
October 23, 2014	January 2, 2015	0.4575
		1.83

The holders of Class A shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B shares. Class A Voting and Class B Non-Voting shares therefore participate equally in dividends.

On January 27, 2016, the Board of Directors declared a quarterly dividend of $0.48 per Class A Voting share and Class B Non-Voting share, to be paid on April 1, 2016, to shareholders of record on March 13, 2016.

NOTE 25: STOCK-BASED COMPENSATION

ACCOUNTING POLICY

Stock option plans

Cash-settled share appreciation rights (SARs) are attached to all stock options granted under our employee stock option plan. This feature allows the option holder to choose to receive a cash payment equal to the intrinsic value of the option (the amount by which the market price of the Class B Non-Voting share exceeds the exercise price of the option on the exercise date) instead of exercising the option to acquire Class B Non-Voting shares. We classify all outstanding stock options with cash settlement features as liabilities and carry them at their fair value, determined using the Black-Scholes option pricing model or trinomial option pricing models, depending on the nature of the share-based award. We remeasure the fair value of the liability each period and amortize it to operating costs using graded vesting, either over the vesting period or to the date an employee is eligible to retire (whichever is shorter).

Restricted share unit (RSU) and deferred share unit (DSU) plans

We recognize outstanding RSUs and DSUs as liabilities, measuring the liabilities and compensation costs based on the awards’ fair values, which are based on the market price of the Class B Non-Voting shares, and recognizing them as charges to operating costs over the vesting period of the awards. If an award’s fair value changes after it has been granted and before the exercise date, we recognize the resulting changes in the liability as a charge to operating costs in the year the change occurs. For RSUs, the payment amount is established as of the vesting date. For DSUs, the payment amount is established as of the exercise date.

Employee share accumulation plan

Employees voluntarily participate in the share accumulation plan by contributing a specified percentage of their regular earnings. We match employee contributions up to a certain amount and recognize our contributions as a compensation expense in the year we make them. Expenses relating to the employee share accumulation plan are included in operating costs.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

Significant management estimates are used to determine the fair value of stock options, RSUs, and DSUs. The table below shows the weighted-average fair value of stock options granted during 2015 and 2014, and the principal assumptions used in applying the Black-Scholes model for non-performance-based options and trinomial option pricing models for performance-based options to determine their fair value at grant date:

	Years ended December 31
	2015	2014
Weighted average fair value	$4.65	$7.35

Risk-free interest rate	1.1%	1.2%
Dividend yield	4.5%	4.0%
Volatility of Class B Non-Voting shares	22.0%	25.7%
Weighted average expected life	n/a	n/a
Weighted average time to vest	2.4 years	2.4 years
Weighted average time to expiry	9.9 years	9.9 years
Employee exit rate	3.9%	3.9%
Suboptimal exercise factor	1.5	1.6
Lattice steps	50	50

Volatility has been estimated based on the actual trading statistics of our Class B Non-Voting shares.

130    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

EXPLANATORY INFORMATION

The table below is a summary of our stock-based compensation expense, which is included in employee salaries and benefits expense.

	Years ended December 31
(In millions of dollars)	2015	2014
Stock options	18	(9)
Restricted share units	40	34
Deferred share units	19	2
Equity derivative effect, net of interest receipt	(22)	10
Total stock-based compensation expense	55	37

As at December 31, 2015, we had a total liability recognized at its fair value of $157 million (2014 – $144 million) related to stock-based compensation, including stock options, RSUs and DSUs. The current portion of this is $107 million (2014 – $106 million) and is included in accounts payable and accrued liabilities. The long-term portion of this is $50 million (2014 – $37 million) and is included in other long-term liabilities (see note 22).

The total intrinsic value of vested liabilities, which is the difference between the strike price of the share-based awards and the trading price of the RCI Class B Non-Voting shares for all vested share-based awards as at December 31, 2015 was $56 million (2014 – $67 million).

We paid $73 million in 2015 (2014 – $48 million) to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature, representing a weighted average share price on the date of exercise of $46.63 (2014 – $43.42).

STOCK OPTIONS

Options to purchase our Class B Non-Voting shares on a one-for-one basis may be granted to our employees, directors and officers by the Board of Directors or our Management Compensation Committee. There are 65 million options authorized under various plans, and each option has a term of seven to ten years. The vesting period is generally graded vesting over four years; however the Management Compensation Committee may adjust the vesting terms on the grant date. The exercise price is equal to the fair market value of the Class B Non-Voting shares, determined as the five-day average before the grant date as quoted on the TSX.

Performance options

We granted 496,200 performance-based options in 2015 (2014 – 845,989) to certain key executives. These options vest on a graded basis over four years provided that certain targeted stock prices are met on or after each anniversary date. As at December 31, 2015, we had 3,688,612 performance options (2014 – 4,740,308) outstanding.

Summary of stock options

The table below is a summary of the stock option plans, including performance options:

	Year ended December 31, 2015		Year ended December 31, 2014
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	5,759,786	$38.71	6,368,403	$37.39
Granted	1,289,430	$44.77	845,989	$42.94
Exercised	(1,978,149)	$35.40	(1,259,533)	$34.14
Forfeited	(197,127)	$43.49	(195,073)	$43.37
Outstanding, end of year	4,873,940	$41.47	5,759,786	$38.71
Exercisable, end of year	2,457,005	$38.57	3,363,046	$35.47

The table below shows the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life as at December 31, 2015:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$29.39 – $29.99	86,299	0.30	$29.40	86,299	$29.40
$30.00 – $34.99	1,094,635	1.40	$33.70	1,094,635	$33.70
$35.00 – $39.99	630,132	3.03	$37.96	466,126	$37.96
$40.00 – $44.99	1,859,900	8.74	$44.03	178,421	$43.01
$45.00 – $48.57	1,202,974	7.63	$47.27	631,524	$47.44
	4,873,940	5.93	$41.47	2,457,005	$38.57

Unrecognized stock-based compensation expense as at December 31, 2015 related to stock-option plans was $7 million (2014 – $7 million), and will be recognized in net income over the next four years as the options vest.

2015 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    131

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RESTRICTED SHARE UNITS

The RSU plan allows employees, officers and directors to participate in the growth and development of Rogers. Under the terms of the plan, RSUs are issued to the participant and the units issued vest over a period of up to three years from the grant date.

On the vesting date, we will redeem all of the participants’ RSUs in cash or by issuing one Class B Non-Voting share for each RSU. We have reserved 4,000,000 Class B Non-Voting shares for issue under this plan. We granted 683,095 RSUs in 2015 (2014 – 1,088,951).

Performance RSUs

We granted 114,979 performance-based RSUs in 2015 (2014 – 313,291) to certain key executives. The number of units that vest and will be paid three years from the grant date will be within 50% to 150% of the initial number granted based upon the achievement of certain annual and cumulative three-year non-market targets.

Summary of RSUs

The table below is a summary of the RSUs outstanding, including performance RSUs.

	Years ended December 31
(In number of units)	2015	2014
Outstanding, beginning of year	2,765,255	2,472,390
Granted and reinvested dividends	798,074	1,402,242
Exercised	(822,972)	(828,645)
Forfeited	(255,952)	(280,732)
Outstanding, end of year	2,484,405	2,765,255

Unrecognized stock-based compensation expense as at December 31, 2015 related to these RSUs was $41 million (2014 – $48 million) and will be recognized in net income over the next three years as the RSUs vest.

DEFERRED SHARE UNIT PLAN

The DSU plan allows directors, certain key executives, and other senior management to elect to receive certain types of compensation in DSUs. Under the terms of the plan, DSUs are issued to the participant and the units issued cliff vest over a period of up to three years from the grant date.

Performance DSUs

We granted 443,139 performance-based DSUs in 2015 (2014 – nil) to certain key executives. The number of units that vest and will be paid three years from the grant date will be within 50% to 150% of the initial number granted based upon the achievement of certain annual and cumulative three-year non-market targets.

Summary of DSUs

The table below is a summary of the DSUs outstanding, including performance DSUs.

	Years ended December 31
(In number of units)	2015	2014
Outstanding, beginning of year	826,891	700,912
Granted and reinvested dividends	1,324,169	125,979
Exercised	(257,677)	–
Forfeited	(122,512)	–
Outstanding, end of year	1,770,871	826,891

Unrecognized stock-based compensation expense as at December 31, 2015, related to these DSUs was $26 million (2014 – $2 million) and will be recognized in net income over the next three years as the executive DSUs vest. All other DSUs are fully vested.

EMPLOYEE SHARE ACCUMULATION PLAN

Participation in the plan is voluntary. Employees can contribute up to 10% of their regular earnings through payroll deductions (up to an annual maximum of $25,000). The plan administrator purchases our Class B Non-Voting shares on a monthly basis on the open market on behalf of the employee. At the end of each month, we make a contribution of 25% to 50% of the employee’s contribution that month, and the plan administrator uses this amount to purchase additional shares on behalf of the employee. We recognize our contributions made as a compensation expense.

Compensation expense related to the employee share accumulation plan was $38 million in 2015 (2014 – $38 million).

EQUITY DERIVATIVES

We have entered into equity derivatives to hedge a portion of our stock-based compensation expense (see note 16) and recognized a $22 million gain (2014 – $10 million loss) in stock-based compensation expense for these derivatives.

132    ROGERS COMMUNICATIONS INC.    2015 ANNUAL REPORT

NOTE 26: BUSINESS COMBINATIONS

ACCOUNTING POLICY

We account for acquisitions of subsidiaries using the acquisition method of accounting. We calculate the fair value of the consideration paid as the sum of the fair value at the date of acquisition of the assets we transferred and the equity interests we issued, less the liabilities we assumed to acquire the subsidiary.

We measure goodwill as the fair value of the consideration transferred less the net recognized amount of the identifiable assets acquired and liabilities assumed, which are generally measured at fair value as of the acquisition date. When the excess is negative, a gain on acquisition is recognized immediately in net income.

We expense the transaction costs associated with acquisitions as we incur them.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

We use estimates to determine the fair values of assets acquired and liabilities assumed, using the best available information, including information from financial markets. These estimates include key assumptions such as discount rates, attrition rates, and terminal growth rates for performing discounted cash flow analyses.

EXPLANATORY INFORMATION

We made several acquisitions in 2015 and 2014, which we describe below. Goodwill recognized in the 2015 and in the 2014 dealer store acquisitions was deductible for tax purposes; goodwill recognized on all other acquisitions was not tax-deductible. Goodwill represents the expected operational synergies with the business acquired and/or intangible assets that do not qualify to be recognized separately.

2015 ACQUISITIONS

Mobilicity

In July 2015, we completed the acquisition of 100% of the outstanding common shares of Mobilicity for cash consideration of $443 million. Mobilicity provided wireless telecommunication services to Canadians in Toronto, Ottawa, Calgary, Edmonton, and Vancouver to its prepaid subscribers and owned AWS-1 spectrum licences.

Subsequent to the acquisition of Mobilicity, Rogers and WIND undertook an AWS-1 spectrum licence asset exchange in Southern Ontario to create an additional 10 MHz of contiguous, paired AWS-1 spectrum for Rogers. In addition, Rogers transferred certain non-contiguous AWS-1 spectrum licences previously held by Mobilicity in British Columbia, Alberta, and various regions in Ontario to WIND for nominal cash proceeds.

Prior to the date of acquisition, Mobilicity was protected under the Companies’ Creditors Arrangement Act and the acquisition date fair value of the net identifiable assets exceeded the consideration paid, resulting in a gain on acquisition of $102 million. This acquisition provided an enhanced spectrum licence position and tax losses to the Company.

Other

In 2015, we completed other individually immaterial acquisitions for total cash consideration of $33 million.

Final fair values of assets acquired and liabilities assumed

The table below summarizes the final fair values of the assets acquired and liabilities assumed for all the acquisitions described above.

(In millions of dollars)	Mobilicity	Other	Total
Fair value of consideration transferred	443	33	476
Net identifiable asset or liability:
Current assets	5	3	8
Property, plant and equipment	11	6	17
Spectrum licences	458	–	458
Customer relationships [1]	–	19	19
Deferred tax assets	175	–	175
Current liabilities	(31)	(2)	(33)
Other liabilities	(8)	–	(8)
Deferred tax liabilities	(65)	(1)	(66)
Fair value of net identifiable assets acquired and liabilities assumed	545	25	570
(Gain on acquisition) goodwill	(102)	8
Acquisition transaction costs	16	–	16

[1]	Customer relationships are amortized over a period of seven years.

The table below shows the incremental revenue and net loss before taxes for the Mobilicity acquisition since the date of acquisition to December 31, 2015.

(In millions of dollars)	Mobilicity
Incremental revenue	30
Net loss before taxes [1]	17

[1]	Includes acquisition transaction costs of $16 million.

PRO FORMA DISCLOSURES

If the Mobilicity acquisition had occurred on January 1, 2015, we estimate our incremental revenue from the acquisition would have been $59 million and income before income taxes would have decreased by $17 million for the year ended December 31, 2015.

The pro forma disclosures are based on estimates and assumptions we believe are reasonable. The information provided is not necessarily an indication of what our consolidated financial results will be in the future.

2014 ACQUISITIONS

Dealer stores

In January 2014, we completed an asset acquisition of certain dealer stores located in British Columbia, Alberta, and Ontario for cash consideration of $46 million, which was paid as a deposit in the fourth quarter of 2013. The dealer stores are a retail distribution

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

business and sell telecommunication products and services. The acquisition of the dealer stores provided increased product penetration.

Source Cable Limited (Source)

In November 2014, we acquired 100% of the common shares of Source for cash consideration of $156 million. Source is a television, Internet, and phone service provider situated in Hamilton, Ontario, and its subscriber footprint is situated adjacent to existing Rogers cable systems.

Final fair values of assets acquired and liabilities assumed

The table below summarizes the final fair values of the assets acquired and liabilities assumed for all the acquisitions described above.

(In millions of dollars)	Source Cable	Dealer stores	Total
Fair value of consideration transferred	156	46	202
Net identifiable asset or liability:
Cash	1	–	1
Current assets	2	2	4
Property, plant and equipment	9	–	9
Customer relationships [1]	38	35	73
Current liabilities	(6)	–	(6)
Other liabilities	(2)	–	(2)
Deferred tax liabilities	(9)	–	(9)
Fair value of net identifiable assets acquired and liabilities assumed	33	37	70

Goodwill	123	9	132
Acquisition transaction costs	1	–	1
Goodwill allocated to the following segments	Cable	Wireless

[1]	Customer relationships are amortized over a period of 5 years

NOTE 27: RELATED PARTY TRANSACTIONS

CONTROLLING SHAREHOLDER

Our ultimate controlling shareholder is the Rogers Control Trust (the Trust), which holds voting control of RCI. The beneficiaries of the Trust are members of the Rogers family. Certain directors of RCI represent the Rogers family.

We entered into certain transactions with private Rogers family holding companies controlled by the Trust. These transactions, as summarized below, were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee.

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL

Key management personnel include the directors and our most senior corporate officers, who are primarily responsible for planning, directing and controlling our business activities.

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Compensation

The compensation expense for key management for employee services was included in employee salaries and benefits as follows:

	Years ended December 31
(In millions of dollars)	2015	2014
Salaries and other short-term employee benefits	13	10
Post-employment benefits	3	2
Stock-based compensation [1]	20	18
Total compensation	36	30

[1]	Stock-based compensation does not include the effect of changes in fair value of RCI Class B Non-Voting shares or equity derivatives.

Transactions

We have entered into business transactions with companies whose partners or senior officers are Directors of RCI, which include:

•	the non-executive chairman of a law firm that provides a portion of our legal services;
•	the chairman of a company that provides printing services to the Company; and
•	the chairman and chief executive officer of a firm to which the Company pays commissions for insurance coverage (ceased as a related party effective April 2015).

We recognize these transactions at the amount agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing are unsecured, interest-free and due for payment in cash within one month from the date of the transaction. The following table summarizes related party activity for the business transactions described above:

(In millions of dollars)	Years ended December 31		Outstanding balance as at December 31
	2015	2014	2015	2014
Printing, legal services, and commission paid on premiums for insurance coverage	31	38	3	2

SUBSIDIARIES, ASSOCIATES, AND JOINT ARRANGEMENTS

We have the following material operating subsidiaries as at December 31, 2015 and 2014:

•	Rogers Communications Partnership (see note 1); and
•	Rogers Media Inc.

We have 100% ownership interest in these subsidiaries. Our subsidiaries are incorporated in Canada and have the same reporting period for annual financial statements reporting.

When necessary, adjustments are made to conform the accounting policies of the subsidiaries to those of Rogers. There are no significant restrictions on the ability of subsidiaries, joint arrangements, and associates to transfer funds to Rogers as cash dividends or to repay loans or advances, subject to the approval of other shareholders where applicable.

We carried out the following business transactions with our associates and joint arrangements. Transactions between us and our subsidiaries have been eliminated on consolidation and are not disclosed in this note.

	Years ended December 31
(In millions of dollars)	2015	2014
Revenue	115	15
Purchases	170	88

Outstanding balances at year-end are unsecured, interest-free, and settled in cash.

	As at December 31
(In millions of dollars)	2015	2014
Accounts receivable	56	–
Accounts payable and accrued liabilities	30	15

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28: GUARANTEES

We had the following guarantees as at December 31, 2015 and 2014 as part of our normal course of business:

BUSINESS SALE AND BUSINESS COMBINATION AGREEMENTS

As part of transactions involving business dispositions, sales of assets or other business combinations, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, intellectual property right infringement, loss or damages to property, environmental liabilities, changes in laws and regulations (including tax legislation), litigation against the counterparties, contingent liabilities of a disposed business, or reassessments of previous tax filings of the corporation that carries on the business.

SALES OF SERVICES

As part of transactions involving sales of services, we may be required to make payments to counterparties as a result of breaches of representations and warranties, changes in laws and regulations (including tax legislation), or litigation against the counterparties.

PURCHASES AND DEVELOPMENT OF ASSETS

As part of transactions involving purchases and development of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in laws and regulations (including tax legislation), or litigation against the counterparties.

INDEMNIFICATIONS

We indemnify our directors, officers and employees against claims reasonably incurred and resulting from the performance of their services to Rogers. We have liability insurance for our directors and officers and those of our subsidiaries.

No amount has been accrued in the Consolidated Statements of Financial Position relating to these types of indemnifications or guarantees as at December 31, 2015 or 2014. Historically, we have not made any significant payments under these indemnifications or guarantees.

NOTE 29: COMMITMENTS AND CONTINGENT LIABILITIES

ACCOUNTING POLICY

Contingent liabilities are liabilities of uncertain timing or amount and are not recognized until we have a present obligation as a result of a past event, it is probable that we will experience an outflow of resources embodying economic benefits to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

We disclose our contingent liabilities unless the possibility of an outflow of resources in settlement is remote.

USE OF ESTIMATES AND JUDGMENTS

JUDGMENTS

We are exposed to possible losses related to various claims and lawsuits against us for which the outcome is not yet known. We therefore make significant judgments in determining the probability of loss when we assess contingent liabilities.

EXPLANATORY INFORMATION

COMMITMENTS

The table and paragraphs below show the future minimum payments for our contractual commitments that are not recognized as liabilities as at December 31, 2015:

(In millions of dollars)	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Operating leases	153	229	114	64	560
Player contracts [1]	137	166	80	–	383
Purchase obligations [2]	457	286	136	94	973
Program rights [3]	620	1,135	1,096	2,948	5,799
Total commitments	1,367	1,816	1,426	3,106	7,715

[1]	Player contracts are Toronto Blue Jays players’ salary contracts into which we have entered and are contractually obligated to pay.
[2]	Purchase obligations are the contractual obligations under service, product, and handset contracts to which we have committed for at least the next five years.
[3]	Program rights are the agreements into which we have entered to acquire broadcasting rights for sports broadcasting programs and films for periods in excess of one year at contract inception.

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Operating leases are for office premises and retail outlets across the country. The majority of the lease terms range from five to ten years. Rent expense for 2015 was $219 million (2014 – $210 million).

As at December 31, 2015, our contractual commitments were $282 million for the acquisition of property, plant and equipment and $156 million for the acquisition of intangible assets.

As at December 31, 2015, our contractual commitments related to all of our associates and joint ventures were $459 million.

CONTINGENT LIABILITIES

We have the following contingent liabilities as at December 31, 2015:

System Access Fee – Saskatchewan

In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an “opt-out” class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

In 2013, the plaintiffs applied for an order to be allowed to proceed with the second system access fee class action. However, the court denied this application and the second action remains conditionally stayed.

At the time the Saskatchewan class action was commenced in 2004, corresponding claims were filed in multiple jurisdictions across Canada, although no active steps were taken by the plaintiffs. In 2014, the Nova Scotia Supreme Court declined to stay or dismiss the corresponding claim brought by the plaintiffs in Nova Scotia as an abuse of process. In April 2015, the Nova Scotia Court of Appeal permanently stayed the Nova Scotia claim. The plaintiffs are seeking leave to appeal to the Supreme Court of Canada. The Manitoba Court of Queen’s Bench unconditionally stayed the corresponding claim brought in Manitoba as an abuse of process. A decision from the Manitoba Court of Appeal is pending. A similar decision has been issued by the British Columbia Court of Appeal. In 2015, the Court of Queen’s Bench of Alberta declined to dismiss the corresponding claim in Alberta. In

October 2015, the Alberta Court of Appeal granted our appeal and dismissed the claim in Alberta. We have not recognized a liability for this contingency.

System Access Fee – British Columbia

In December 2011, a class action was launched in British Columbia against providers of wireless communications in Canada in response to the system access fee wireless carriers charge to some of their customers. The class action related to allegations of misrepresentations contrary to the Business Practices and Consumer Protection Act (British Columbia), among other things. The plaintiffs sought unspecified damages and restitution. In June 2014, the court denied the plaintiffs’ certification application, concluding that there is nothing in the term “system access fee” to suggest it is a fee to be remitted to the government. An appeal by the plaintiffs was dismissed by the British Columbia Court of Appeal in 2015, finding that the conclusion of the trial judge was unassailable. The plaintiffs are seeking leave to appeal to the Supreme Court of Canada. We have not recognized a liability for this contingency.

911 Fee

In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Cellular devices

In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs are seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenue the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. We have not recognized a liability for this contingency.

Income taxes

We provide for income taxes based on all of the information that is currently available and believe that we have adequately provided these items. The calculation of applicable taxes in many cases, however, requires significant judgment (see note 12) in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities and provisions, and could, in certain circumstances, result in the assessment of interest and penalties.

Outcome of proceedings

The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business or financial results or financial condition. If it becomes probable that we will be held liable for claims against us, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

NOTE 30: SUPPLEMENTAL CASH FLOW INFORMATION

CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Years ended December 31
(In millions of dollars)	2015	2014
Accounts receivable	(185)	(81)
Inventories	(66)	26
Other current assets	(23)	(18)
Accounts payable and accrued liabilities	33	(2)
Unearned revenue	(61)	86
Total change in non-cash working capital items	(302)	11

CASH PROVIDED BY FINANCING ACTIVITIES

	Years ended December 31
(In millions of dollars)	Note	2015	2014
Proceeds on debt derivatives and foreign exchange forward contracts		1,059	2,150
Payments on debt derivatives, bond forwards, and foreign exchange forward contracts		(930)	(2,115)
Net cash proceeds on debt derivatives, bond forwards, and foreign exchange forward contracts	21	129	35

The following two tables provide details on the gross proceeds (payments) on debt derivatives, bond forwards, and foreign exchange forward contracts.

	Years ended December 31
(In millions of dollars)	Note	2015	2014
Proceeds on termination of US$550 million debt derivatives	21	702	–
Proceeds on termination of US$280 million debt derivatives	21	357	–
Proceeds on termination of US$750 million debt derivatives	21	–	834
Proceeds on termination of US$350 million debt derivatives	21	–	387
Proceeds on foreign exchange forward contracts		–	929
Total gross proceeds on debt derivatives and foreign exchange forward contracts		1,059	2,150

	Years ended December 31
(In millions of dollars)	Note	2015	2014
Payments on termination of US$550 million debt derivatives	21	(596)	–
Payments on termination of US$280 million debt derivatives	21	(309)	–
Payments on termination of bond forwards	16	(25)	–
Payments on termination of US$750 million debt derivatives	21	–	(773)
Payments on termination of US$350 million debt derivatives	21	–	(413)
Payments on foreign exchange forward contracts		–	(929)
Total gross payments on debt derivatives, bond forwards, and foreign exchange forward contracts		(930)	(2,115)

The following tables provide details on the net cash issuance and repayment of long-term debt.

	Years ended December 31
(In millions of dollars)	Note	2015	2014
Net issuance of senior notes	21	1,338	2,082
Borrowings under bank credit facilities	21	6,025	1,330
Discount on bank credit facilities		(25)	–
Total proceeds on issuance of long-term debt		7,338	3,412

	Years ended December 31
(In millions of dollars)	Note	2015	2014
Net repayment of senior notes	21	(1,059)	(1,221)
Repayment of bank credit facilities	21	(5,525)	(1,330)
Total repayment of long-term debt		(6,584)	(2,551)

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Notes

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Glossary of Selected Industry Terms and Helpful Links

3G (Third Generation Wireless): The third generation of mobile phone standards and technology. A key aim of 3G standards was to enable mobile broadband data speeds above 384 Kbps. 3G networks enable network operators to offer users a wider range of more advanced services while achieving greater network capacity through improved spectral efficiency. Advanced services include video and multimedia messaging and broadband wireless data, all in a mobile environment.

3.5G (Enhanced Third Generation Wireless): Evolutionary upgrades to 3G services that provide significantly enhanced broadband wireless data performance to enable multi-megabit data speeds. The key 3.5G technologies in North America are HSPA and CDMA EV-DO.

4G (Fourth Generation Wireless): A technology that offers increased voice, video and multimedia capabilities, a higher network capacity, improved spectral efficiency, and high-speed data rates over current 3G benchmarks.

4K - Ultra-High Definition Video: Denotes a specific television display resolution of 4096 x 2160 pixels. 1920 x 1080 resolution full HD televisions present an image of around 2 megapixels, while the 4K generation of screens delivers an 8 megapixel image.

AWS (Advanced Wireless Services): The wireless telecommunications spectrum band that is used for wireless voice, data, messaging services, and multimedia.

Bandwidth: Bandwidth can have two different meanings: (1) a band or block of radio frequencies measured in cycles per second, or Hertz; (2) an amount or unit of capacity in a telecommunications transmission network. In general terms, bandwidth is the available space to carry a signal. The greater the bandwidth, the greater the information-carrying capacity.

Bps (Bits per Second): A measurement of data transmission speed used for measuring the amount of data that is transferred in a second between two telecommunications points or within network devices. Kbps (kilobits per second) is thousands of bps; Mbps (megabits per second) is millions of bps; Gbps (gigabits per second) is billions of bps; and Tbps (terabits per second) is trillions of bps.

CLEC (Competitive Local Exchange Carrier): A telecommunications provider company that competes with other, already established carriers, generally the ILEC.

CRTC (Canadian Radio-television and Telecommunications Commission): The federal regulator for radio and television broadcasters and cable TV and telecommunications companies in Canada.

CPE (Customer Premise Equipment): Telecommunications hardware, such as modems or set-top boxes, that is located at the home or business of a customer.

Data Centre: A facility used to house computer systems and associated components, such as telecommunications and storage systems. It generally includes redundant or backup power supplies, redundant data communications connections, environmental controls (e.g., air conditioning, fire suppression), and security controls.

DOCSIS (Data Over Cable Service Interface Specification): A non-proprietary industry standard developed by CableLabs that allows for equipment interoperability from the headend to the CPE. The latest version (DOCSIS 3.0/3.1) enables bonding of multiple channels to allow for 250 Mbps or greater transmission speeds depending upon how many channels are bonded together.

DSL (Digital Subscriber Line): A family of broadband technologies that offers always-on, high-bandwidth (usually asymmetrical) transmission over an existing twisted-pair copper telephone line. DSL shares the same phone line as the telephone service but it uses a different part of the phone line's bandwidth.

GSM (Global System for Mobile): A TDMA-based technology and a member of the "second generation" (2G) family of mobile protocols that is deployed widely around the world, especially at the 850, 900, 1800, and 1900 MHz frequency bands.

HDR (High Dynamic Range): An imaging technique used to reproduce a greater dynamic range of luminosity than is possible with standard digital imaging or photographic techniques.

Hosting (Web Hosting): The business of housing, serving, and maintaining files for one or more websites or email accounts. Using a hosting service allows many companies to share the cost of a high-speed Internet connection for serving files, as well as other Internet infrastructure and management costs.

HUP (Hardware Upgrade): When an existing wireless customer upgrades to a new wireless device, this is referred to as a HUP or Hardware UPgrade.

ILEC (Incumbent Local Exchange Carrier): The dominant telecommunications company providing local telephone service in a given geographic area when competition began. Typically an ILEC is the traditional phone company and original local exchange carrier in a given market.

IP (Internet Protocol): The packet-based computer network protocol that all machines on the Internet must know so they can communicate with one another. IP is basically a set of data switching and routing rules that specify how information is cut up into packets and how they are addressed for delivery between computers.

IPTV (Internet Protocol Television): A system where a digital television signal is delivered using Internet Protocol. Unlike broadcasting, viewers receive only the stream of content they have requested (by surfing channels or ordering video on demand).

ISP (Internet Service Provider): A provider of Internet access service to consumers and/or businesses.

LAN (Local Area Network): A network created via linked computers within a small area, such as a single site or building.

140 ROGERS COMMUNICATIONS INC. 2015 ANNUAL REPORT

Glossary of Selected Industry Terms and Helpful Links 3G (Third Generation Wireless): The third Broadband: Communications services which FTTH (Fibre-to-the-Home): Represents fibre optic generation of mobile phone standards and allows for the high-speed transmission of voice, cable that reaches the boundary of the living space, technology. A key aim of 3G standards was to data, and video simultaneously at rates of 1.544 such as a box on the outside wall of a home. enable mobile broadband data speeds above Mbps and above. 384 Kbps. 3G networks enable network operators GSM (Global System for Mobile): A TDMA-to offer users a wider range of more advanced BDU (Broadcast Distribution Undertaking): based technology and a member of the “second services while achieving greater network capacity An undertaking for the reception of broadcasting generation” (2G) family of mobile protocols that is through improved spectral efficiency. Advanced and the retransmission thereof by radio waves or deployed widely around the world, especially at the services include video and multimedia messaging other means of telecommunication to more than 850, 900, 1800, and 1900 MHz frequency bands. and broadband wireless data, all in a mobile one permanent or temporary residence or dwelling unit or to another such undertaking. HDR (High Dynamic Range): An imaging environment. technique used to reproduce a greater dynamic 3.5G (Enhanced Third Generation Wireless): Cable Telephony (Phone): The transmission of real- range of luminosity than is possible with standard Evolutionary upgrades to 3G services that time voice communications over a cable network. digital imaging or photographic techniques. provide significantly enhanced broadband Churn: This business performance measure is Homes Passed: Total number of homes which have wireless data performance to enable multi- used to describe the disconnect rate of customers the potential for being connected to a cable system megabit data speeds. The key 3.5G technologies to a telecommunications service. It is a measure in a defined geographic area. in North America are HSPA and CDMA EV-DO. of customer turnover and is often at least partially Hosting (Web Hosting): The business of housing, 4G (Fourth Generation Wireless): A technology reflective of service quality and competitive intensity. It is usually expressed as a percentage serving, and maintaining files for one or more that offers increased voice, video and multimedia websites or email accounts. Using a hosting capabilities, a higher network capacity, improved and calculated as the number of subscriber units disconnecting in a period divided by the average service allows many companies to share the cost spectral efficiency, and high-speed data rates over of a high-speed Internet connection for serving current 3G benchmarks. number of units on the network in the same period. files, as well as other Internet infrastructure and 4K - Ultra-High Definition Video: Denotes CLEC (Competitive Local Exchange Carrier): management costs. a specific television display resolution of A telecommunications provider company that competes with other, already established carriers, Hotspot: A Wi-Fi access point in a public place 4096 x 2160 pixels. 1920 x 1080 resolution full such as a café, train station, airport, commercial HD televisions present an image of around generally the ILEC. office property, or conference centre. 2 megapixels, while the 4K generation of screens Cloud Computing: The ability to run a program HSPA (High Speed Packet Access): HSPA is an delivers an 8 megapixel image. or application on many connected computers IP-based packet-data enhancement technology ARPA (Average Revenue per Account): This simultaneously as the software, data and services reside in data centres. that provides high-speed broadband packet data business performance measure expressed as a services over 3G networks. HSPA+ provides high-dollar rate per month includes all the revenue CRTC (Canadian Radio-television and speed broadband packet data services at even generated by an account as opposed to a user or Telecommunications Commission): The federal faster speeds than HSPA over 4G networks. device so that a customer who has many devices regulator for radio and television broadcasters HUP (Hardware Upgrade): When an existing will typically have a higher ARPA than a customer and cable TV and telecommunications wireless customer upgrades to a new wireless with only one device. companies in Canada. device, this is referred to as a HUP or Hardware ARPU (Average Revenue per User): This business CPE (Customer Premise Equipment): UPgrade. performance measure, expressed as a dollar rate Telecommunications hardware, such as modems ILEC (Incumbent Local Exchange Carrier): The per month, is predominantly used in the wireless or set-top boxes, that is located at the home or dominant telecommunications company providing and cable industries to describe the revenue business of a customer. local telephone service in a given geographic generated per customer per month. ARPU is an Data Centre: A facility used to house computer area when competition began. Typically an ILEC is indicator of a wireless or cable business’ operating systems and associated components, such the traditional phone company and original local performance. as telecommunications and storage systems. exchange carrier in a given market. AWS (Advanced Wireless Services): The wireless It generally includes redundant or backup ISED Canada (Innovation, Science and Economic telecommunications spectrum band that is power supplies, redundant data communications Development Canada): The Canadian federal used for wireless voice, data, messaging services, connections, environmental controls (e.g., air government department responsible for, amongst and multimedia. conditioning, fire suppression), and security other things, the regulation, management, and Bandwidth: Bandwidth can have two different controls. allocation of radio spectrum and establishing meanings: (1) a band or block of radio frequencies DOCSIS (Data Over Cable Service Interface technical requirements for various wireless systems. measured in cycles per second, or Hertz; (2) an Specification): A non-proprietary industry standard IP (Internet Protocol): The packet-based computer amount or unit of capacity in a telecommunications developed by CableLabs that allows for equipment network protocol that all machines on the Internet transmission network. In general terms, bandwidth interoperability from the headend to the CPE. The must know so they can communicate with one is the available space to carry a signal. The greater latest version (DOCSIS 3.0/3.1) enables bonding of another. IP is basically a set of data switching and the bandwidth, the greater the information- multiple channels to allow for 250 Mbps or greater routing rules that specify how information is cut carrying capacity. transmission speeds depending upon how many up into packets and how they are addressed for Bps (Bits per Second): A measurement of data channels are bonded together. delivery between computers. transmission speed used for measuring the amount DSL (Digital Subscriber Line): A family of IPTV (Internet Protocol Television): A system of data that is transferred in a second between broadband technologies that offers always-on, where a digital television signal is delivered using two telecommunications points or within network high-bandwidth (usually asymmetrical) transmission Internet Protocol. Unlike broadcasting, viewers devices. Kbps (kilobits per second) is thousands of over an existing twisted-pair copper telephone line. receive only the stream of content they have bps; Mbps (megabits per second) is millions of bps; DSL shares the same phone line as the telephone requested (by surfing channels or ordering video Gbps (gigabits per second) is billions of bps; and service but it uses a different part of the phone on demand). Tbps (terabits per second) is trillions of bps. line’s bandwidth. BYOD (Bring Your Own Device): Refers to the Fibre Optics: A method for the transmission of ISP (Internet Service Provider): A provider action that customers are able to sign up for information (voice, video or data) in which light is of Internet access service to consumers wireless services on a personally purchased device modulated and transmitted over hair-thin filaments and/or businesses. as opposed to the traditional means of acquiring of glass called fibre optic cables. The bandwidth LAN (Local Area Network): A network one through a term contract. capacity of fibre optic cable is much greater than created via linked computers within a small that of copper wire and light can travel relatively area, such as a single site or building. long distances through glass without the need for amplification. 140 ROGERS COMMUNICATIONS INC. 2015 ANNUAL REPORT

GLOSSARY

LTE (Long-Term Evolution): A fourth generation cellular wireless technology (also known as 4G) which has evolved and enhanced the UMTS/HSPA+ mobile phone standards. LTE improves spectral efficiency, lowers costs, improves services, and, most importantly, allows for higher data rates. LTE technology is designed to deliver speeds up to 150 Mbps with further increases over time.

LTE Advanced: A mobile communication standard which represents a major enhancement of the LTE standard. With a peak data rate of 1 Gbps, LTE Advanced also offers faster switching between power states and improved performance at the cell edge.

M2M (Machine to Machine): The wireless inter-connection of physical devices or objects that are seamlessly integrated into an information network to become active participants in business processes. Services are available to interact with these 'smart objects' over the Internet, query, change their state and to capture any information associated with them.

Off-net: Customer location(s) where network infrastructure is not readily available, necessitating the use of a third-party leased access for connectivity to the premises.

OTT (Over-the-Top): Audio, visual, or alternative media distributed via the Internet or other non-traditional media.

PVR (Personal Video Recorder): A consumer electronics device or application software that records video in a digital format. The term includes set-top boxes with direct-to-disk recording facility, which enables video capture and playback to and from a hard disk.

Spectrum: A term generally applied to electromagnetic radio frequencies used in the transmission of sound, data and video. Various portions of spectrum are designated for use in cellular service, television, FM radio, and satellite transmissions.

SVOD (Subscription Video on Demand): Offers, for a monthly charge, access to specific programming with unlimited viewing on an on-demand basis.

VoIP (Voice over IP): The technology used to transmit real-time voice conversations in data packets over a data network using Internet Protocol. Such data networks include telephone company networks, cable TV networks, wireless networks, corporate intranets, and the Internet.

VoLTE (Voice over LTE): A platform to provide voice services to wireless customers over LTE wireless networks. The LTE standard only supports packet switching as it is all IP-based technology. Voice calls in GSM are circuit switched, so with the adoption of LTE, carriers are required to re-engineer their voice call network, while providing continuity for traditional circuit-switched networks on 2G and 3G networks.

Wi-Fi: The commercial name for a networking technology standard for wireless LANs that essentially provide the same connectivity as wired networks, but at lower speeds. Wi-Fi allows any user with a Wi-Fi-enabled device to connect to a wireless access point.

Helpful Links

Canadian Radio-Television and Telecommunications Commission (CRTC)
The CRTC is an independent public organization that regulates and supervises the Canadian broadcasting and telecommunications systems. It reports to Parliament through the Minister of Canadian Heritage. www.crtc.gc.ca

Federal Communications Commission (FCC)
The FCC is an independent United States government agency. The FCC was established by the Communications Act of 1934 and is charged with regulating interstate and international communications by radio, television, wire, satellite, and cable. The FCC's jurisdiction covers the 50 states, the District of Columbia, and U.S. territories. www.fcc.gov

Canadian Wireless Telecommunications Association (CWTA)
The CWTA is the industry trade organization and authority on wireless issues, developments, and trends in Canada. It represents wireless service providers as well as companies that develop and produce products and services for the industry, including handset and equipment manufacturers, content and application creators, and business-to-business service providers. www.cwta.ca

The Wireless Association (CTIA)
The CTIA is an international non-profit membership organization, founded in 1984, representing wireless carriers and their suppliers, as well as providers and manufacturers of wireless data services and products. The CTIA advocates on their behalf before all levels of government. www.ctia.org

GSM Association (GSMA)
The GSMA is a global trade association representing nearly 800 operators with more than 250 companies in the broader mobile ecosystem, including handset and device makers, software companies, equipment providers, and Internet companies, as well as organizations in adjacent industry sectors. In addition, more than 180 manufacturers and suppliers support the Association's initiatives as associate members. The GSMA works on projects and initiatives that address the collective interests of the mobile industry, and of mobile operators in particular. www.gsma.com

2015 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 141

Helpful Links LTE (Long-Term Evolution): A fourth PVR (Personal Video Recorder): A consumer Canadian Radio-Television and generation cellular wireless technology (also electronics device or application software that Telecommunications Commission (CRTC) known as 4G) which has evolved and enhanced records video in a digital format. The term The CRTC is an independent public organization the UMTS/HSPA+ mobile phone standards. includes set-top boxes with direct-to-disk that regulates and supervises the Canadian LTE improves spectral efficiency, lowers costs, recording facility, which enables video capture broadcasting and telecommunications systems. improves services, and, most importantly, and playback to and from a hard disk. It reports to Parliament through the Minister of allows for higher data rates. LTE technology is Canadian Heritage. www.crtc.gc.ca designed to deliver speeds up to 150 Mbps Set-Top Box: A standalone device that receives with further increases over time. and decodes programming so that it may be displayed on a television. Set-top boxes Innovation, Science and Economic Development LTE Advanced: A mobile communication may be used to receive broadcast, cable, and Canada (ISED Canada) standard which represents a major satellite programming. ISED Canada is a ministry of the federal government enhancement of the LTE standard. With a Spectrum: A term generally applied to whose mission is to foster a growing, competitive, peak data rate of 1 Gbps, LTE Advanced also electromagnetic radio frequencies used in the knowledge-based Canadian economy. It also offers faster switching between power states transmission of sound, data and video. Various works with Canadians throughout the economy and improved performance at the cell edge. portions of spectrum are designated for use and in all parts of the country to improve conditions M2M (Machine to Machine): The wireless in cellular service, television, FM radio, and for investment, improve Canada’s innovation inter-connection of physical devices or satellite transmissions. performance, increase Canada’s share of global objects that are seamlessly integrated into trade, and build an efficient and competitive marketplace. www.ic.gc.ca an information network to become active SVOD (Subscription Video on Demand): participants in business processes. Services Offers, for a monthly charge, access to specific Federal Communications Commission (FCC) are available to interact with these ‘smart programming with unlimited viewing on an The FCC is an independent United States objects’ over the Internet, query, change on-demand basis. government agency. The FCC was established by their state and to capture any information TPIA (Third-Party Internet Access): Wholesale the Communications Act of 1934 and is charged associated with them. high-speed access services of large cable carriers that enable independent service with regulating interstate and international Near-net: Customer location(s) adjacent to providers to offer retail Internet services to their communications by radio, television, wire, satellite, network infrastructure allowing connectivity to own end-users. and cable. The FCC’s jurisdiction covers the 50 the premises to be extended with relative ease. states, the District of Columbia, and U.S. territories. www.fcc.gov Off-net: Customer location(s) where TSU (Total Service Unit or Cable TSU): In network infrastructure is not readily available, the cable TV industry, this refers to television, Canadian Wireless Telecommunications necessitating the use of a third-party leased Internet, and cable telephony subscribers. Association (CWTA) access for connectivity to the premises. A subscriber that has purchased television The CWTA is the industry trade organization and and Internet services is counted as two TSUs. authority on wireless issues, developments, and On-net: Customer location(s) where network A subscriber that has purchased television, trends in Canada. It represents wireless service infrastructure is in place to provide connectivity Internet, and cable telephony services is providers as well as companies that develop and to the premises without further builds or third counted as three TSUs, etc. produce products and services for the industry, party leases. An on-net customer can be readily provisioned. VOD (Video on Demand): A cable service including handset and equipment manufacturers, that allows a customer to select and view content and application creators, and business-to-OTT (Over-the-Top): Audio, visual, or movies and shows at any time from a library business service providers. alternative media distributed via the Internet of thousands of titles. www.cwta.ca or other non-traditional media. VoIP (Voice over IP): The technology used Penetration: The degree to which a product or to transmit real-time voice conversations The Wireless Association (CTIA) service has been sold into, or adopted by, the in data packets over a data network using The CTIA is an international non-profit membership base of potential customers or subscribers in Internet Protocol. Such data networks organization, founded in 1984, representing wireless a given geographic area. This value is typically include telephone company networks, cable carriers and their suppliers, as well as providers expressed as a percentage. TV networks, wireless networks, corporate and manufacturers of wireless data services and intranets, and the Internet. products. The CTIA advocates on their behalf before POPs (Persons of Population): A wireless all levels of government. www.ctia.org industry term for population or number VoLTE (Voice over LTE): A platform to provide of potential subscribers in a market, a voice services to wireless customers over measure of the market size. A POP refers to LTE wireless networks. The LTE standard GSM Association (GSMA) one person living in a population area, which, only supports packet switching as it is all The GSMA is a global trade association representing in whole or in substantial part, is included IP-based technology. Voice calls in GSM are nearly 800 operators with more than 250 companies in the coverage areas. circuit switched, so with the adoption of LTE, in the broader mobile ecosystem, including carriers are required to re-engineer their voice handset and device makers, software companies, Postpaid: A conventional method of payment call network, while providing continuity for equipment providers, and Internet companies, as for wireless service where a subscriber pays traditional circuit-switched networks on 2G and well as organizations in adjacent industry sectors. a fixed monthly fee for a significant portion 3G networks. In addition, more than 180 manufacturers and of services. Usage (e.g. long distance) and suppliers support the Association’s initiatives as overages are billed in arrears, subsequent to Wi-Fi: The commercial name for a networking associate members. The GSMA works on projects consuming the services. The fees are usually technology standard for wireless LANs that and initiatives that address the collective interests arranged on a term contract basis. essentially provide the same connectivity as of the mobile industry, and of mobile operators in wired networks, but at lower speeds. Wi-Fi particular. www.gsma.com Prepaid: A method of payment for wireless allows any user with a Wi-Fi-enabled device to service that allows a subscriber to prepay connect to a wireless access point. for a set amount of airtime in advance of actual usage. Generally, a subscriber’s prepaid account is debited at the time of usage so that actual usage cannot exceed For a more comprehensive glossary of the prepaid amount until an additional industry and technology terms, go to prepayment is made. rogers.com/glossary 2015 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 141

Corporate and Shareholder Information CORPORATE OFFICES Rogers Communications Inc. 333 Bloor Street East, 10th Floor Toronto, ON M4W 1G9 416-935-7777 CUSTOMER SERVICE AND PRODUCT INFORMATION 888-764-3771 or rogers.com SHAREHOLDER SERVICES If you are a registered shareholder and have inquiries regarding your account, wish to change your name or address, or have questions about lost stock certificates, share transfers, estate settlements or dividends, please contact our transfer agent and registrar: CST Trust Company P.O. Box 700, Postal Station B Montreal, QC H3B 3K3, Canada 416-682-3860 or 800-387-0825 inquiries@canstockta.com Duplicate Mailings If you receive duplicate shareholder mailings from Rogers Communications, please contact CST Trust Company as detailed above to consolidate your accounts. INVESTOR RELATIONS Institutional investors, securities analysts and others requiring additional financial information can visit rogers.com/investors or contact us at: 888-935-7777 or 416-935-7777 (outside North America) or investor.relations@rci.rogers.com CORPORATE PHILANTHROPY For information relating to Rogers’ various philanthropic endeavours, refer to the “About Rogers” section of rogers.com SUSTAINABILITY Rogers is committed to continuing to grow responsibly and we focus our social and environmental sustainability efforts where we can make the most meaningful impacts on both. To learn more, please visit rogers.com/csr STOCK EXCHANGE LISTINGS Toronto Stock Exchange (TSX): RCI.b – Class B Non-Voting shares (CUSIP # 775109200) RCI.a – Class A Voting shares (CUSIP # 775109101) New York Stock Exchange (NYSE): RCI – Class B Non-Voting shares (CUSIP # 775109200) Equity Index Inclusions: Dow Jones Canada Titans 60 Index Dow Jones Telecom Titans 30 Index FTSE All-World Index Series FTSE4Good Global Index Jantzi Social Index S&P/TSX 60 Index S&P/TSX Composite Dividend Index S&P/TSX Composite Index S&P/TSX Telecom Services Index DEBT SECURITIES For details of the public debt securities of the Rogers companies, please refer to the “Debt Securities” section under rogers.com/investors INDEPENDENT AUDITORS KPMG LLP ON-LINE INFORMATION Rogers is committed to open and full financial disclosure and best practices in corporate governance. We invite you to visit the Investor Relations section of rogers.com/investors where you will find additional information about our business, including events and presentations, news releases, regulatory filings, governance practices, corporate social responsibility and our continuous disclosure materials, including quarterly financial releases, annual information forms and management information circulars. You may also subscribe to our news by email or RSS feeds to automatically receive Rogers news releases electronically. COMMON STOCK TRADING AND DIVIDEND INFORMATION Dividends Closing Price RCI.b on TSX Declared 2015 High Low Close per Share First Quarter $47.01 $42.40 $42.40 $0.48 Second Quarter $44.30 $41.40 $44.30 $0.48 Third Quarter $46.90 $ 43.19 $45.98 $0.48 Fourth Quarter $53.92 $ 45.55 $47.72 $0.48 Shares Outstanding at December 31, 2015 Class A 112,438,692 Class B 402,307,976 2016 Expected Dividend Dates Record Date*: Payment Date*: March 13, 2016 April 1, 2016 June 12, 2016 July 4, 2016 September 11, 2016 October 3, 2016 December 11, 2016 January 3, 2017 * Subject to Board approval Unless indicated otherwise, all dividends paid by Rogers Communications are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation. DIRECT DEPOSIT SERVICE Shareholders may have dividends deposited directly into accounts held at financial institutions. To arrange direct deposit service, please contact CST Trust Company as detailed earlier on this page. DIVIDEND REINVESTMENT PLAN (DRIP) Rogers offers a convenient dividend reinvestment program for eligible shareholders to purchase additional Rogers Communications shares by reinvesting their cash dividends without incurring brokerage fees or administration fees. For plan information and enrolment materials or to learn more about Rogers’ DRIP, please visit canstockta.com/en/investorservices/ dividend_reinvestment_plans or contact CST Trust Company as detailed earlier on this page. ELECTRONIC DELIVERY OF SHAREHOLDER MATERIALS Registered shareholders can receive electronic notice of financial reports and proxy materials by registering at canstockta.com/en/ investorservices/delivery_of_investor_ materials/electronic_consent. This approach gets information to shareholders more quickly than conventional mail and helps Rogers protect the environment and reduce printing and postage costs. GLOSSARY OF TERMS For a comprehensive glossary of industry and technology terms, go to rogers.com/glossary SCAN THIS TO LEARN MORE rogers.com/investors Stay up-to-date with the latest Rogers investor information Facebook facebook. com/rogers Twitter twitter. com/rogersbuzz Google google. +com/+Rogers Redboard redboard. rogers.com LinkedIn linkedin. com/company/ rogers-communications CAUTION REGARDING FORWARD-LOOKING INFORMATION AND OTHER RISKS This annual report includes forward-looking statements about the financial condition and prospects of Rogers Communications that involve significant risks and uncertainties that are detailed in the “Risks and Uncertainties Affecting our Businesses” and “About Forward-Looking Information” sections of the MD&A contained herein, which should be read in conjunction with all sections of this annual report. The fibre used in the manufacture of the stock comes from well-managed forests, controlled sources and recycled wood or fibre. This annual report is recyclable. 1 tree preserved for the future 2,120 litres of water saved 17 kg solid waste not created 47 kg C02 of net greenhouse gases prevented 1,000,000 BTUs energy not consumed 2015 2014 2013 2012 © 2016 Rogers Communications Inc. Other registered trademarks that appear are the property of the respective owners. Design: Interbrand Printed in Canada 142 ROGERS COMMUNICATIONS INC. 2015 ANNUAL REPORT

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